As filed with the Securities and Exchange Commission on December 29, 2010
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEWLEAD HOLDINGS LTD.
(Exact name of registrant as specified in its charter)
N/A
(Translation of registrant’s name into English)

Bermuda	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
83 Akti Miaouli & Flessa Street
185 38 Piraeus Greece
(011) (30) 213 014 8600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Attn: Kenneth R. Koch, Esq.
666 Third Avenue
New York, New York 10017
Phone: (212) 935-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Kenneth R. Koch, Esq. Todd E. Mason, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center, 666 Third Avenue New York, New York 10017 Tel: 212-935-3000 Fax: 212-983-3115	Stuart H. Gelfond, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: 212-859-8000 Fax: 212-859-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee
Common Shares, par value $0.01 per share(3)	$115,000,000	$13,351.50
Total	$115,000,000	$13,351.50

(1)	The registration fee for securities is based on an estimate of the aggregate offering price of the securities, assuming the sale of the securities at the midpoint of the high and low anticipated offering prices set forth in the prospectus, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	Includes common shares to be sold upon exercise of the underwriters’ over-allotment option.

(3)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, the common shares offered hereby also include such presently indeterminate number of shares of the Registrant’s common shares as a result of stock splits, stock dividends or similar transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 29, 2010

PRELIMINARY PROSPECTUS

NEWLEAD HOLDINGS LTD.

           Common Shares

This is a public offering of common shares of NewLead Holdings Ltd., a Bermuda company.

We are offering           of our common shares.

Our common shares are currently listed on the NASDAQ Global Select Market under the symbol “NEWL”. On December 27, 2010, the last reported sale price of our common shares was $2.91 per share.

If we are successful in raising gross proceeds of at least $      million in this offering, our current outstanding principal amount of $125.0 million of 7% senior unsecured convertible notes due 2015 will be exchanged for an aggregate of           common shares, based on the offering price of $      per share.

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN OUR COMMON SHARES ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

	Per Share	Total(1)

Public Offering Price	$	$
Underwriting Discount and Commissions	$	$
Proceeds, Before Expenses, To Us	$	$(2)

(1)	We have granted the underwriters a 30-day option to purchase up to an additional common shares at the public offering price less the underwriting discount and commissions to cover over-allotments, if any.

(2)	We expect our total cash expenses for this offering to be approximately $ exclusive of the above underwriting discount and commissions.

This is a firm commitment underwriting. The underwriters expect to deliver the common shares to the purchasers on or about          , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

FBR Capital Markets	S. Goldman Capital LLC

The date of this prospectus is          , 2011.

You should rely only on the information contained in this prospectus. We have not and the underwriters have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ii

ABOUT THIS PROSPECTUS

In this prospectus, “we,” “us,” “our,” the “Company” and “NewLead” all refer to NewLead Holdings Ltd. and our subsidiaries.

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus as well as financial statements are prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC.

This prospectus does not contain all the information provided in the registration statement that we filed with the SEC. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find Additional Information.”

On August 3, 2010, we effected a 1-for-12 reverse share split of our common shares, and all share amounts and any exercise or conversion prices related to our securities, including our convertible notes and equity securities, have been updated accordingly herein.

iii

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. Because this is only a summary, it may not contain all of the information that may be important to you. You should read the entire prospectus, including “Risk Factors” beginning on page 10, our financial statements and the related notes thereto and the other documents to which this prospectus refers, before making an investment decision.

OVERVIEW

NewLead Holdings Ltd. is an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and drybulk goods, such as iron ore, coal and grain. We operate a fleet of six double-hulled product tankers and 16 drybulk carriers for a combined carrying capacity of approximately 1.89 million deadweight ton, or dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry. We will continue to evaluate options to expand our fleet and operations through opportunistic acquisitions designed to create shareholder value.

Our business strategy is to invest in the product tanker and drybulk markets in order to enhance our source of future revenues and profits, and to also provide more consistent shareholder returns. We believe our ability to opportunistically select and efficiently operate vessels of both industries will provide the potential for greater returns. In addition, we continue to revitalize our fleet, lower the fixed cost structure inherited from our predecessor, and grow our extensive network of customer relationships.

In October of 2009, our predecessor company, Aries Maritime Transport Limited, underwent a recapitalization of approximately $400.0 million and installed new executive management. Upon the successful completion of these two initiatives, we subsequently changed our name to NewLead Holdings Ltd. and implemented the following corporate actions in connection with our development strategy:

•	Bringing in-house commercial, operational and technical management with highly qualified and experienced personnel;

•	Exiting the container sector;

•	Completing the divestiture of all of the underperforming and unprofitable tanker vessels that existed prior to the recapitalization;

•	Implementing a newbuilding program;

•	Doubling our fleet size from 11 to 22 vessels;

•	Diversifying both our vessel and charter mix to limit our exposure to market cycles, while positioning ourselves to take advantage of market upswings;

•	Focusing on an advantageous blend of product tanker and drybulk vessels; and

•	Creating a scalable platform to support future growth.

Since our recapitalization, we have put in place a platform which we believe will enable us to grow our fleet without adding significant overhead. We are now seeking to raise capital to expand upon our new platform and reduce our leverage. If we are successful in raising gross proceeds of at least $      million in this offering, our current outstanding principal amount of $125.0 million of 7% senior unsecured convertible notes due 2015 will be exchanged for an aggregate of           common shares, based on the offering price of $      per share.

Furthermore, we believe we have benefitted from certain transactions with Grandunion Inc., or Grandunion, and its affiliates, a company controlled by two of our named executive officers — Michail S. Zolotas, our Chief Executive Officer, and Nicholas G. Fistes, our Chairman of the Board. Grandunion and its

affiliates helped to facilitate the recapitalization and assembling of our core fleet and to also bring in-house our commercial, operational and technical management. However, after the offering contemplated hereby, we do not plan to make, and will not make, any additional vessel acquisitions from Grandunion, Michail S. Zolotas, Nicholas G. Fistes or their respective affiliates, except that we reserve the right to determine to exercise our right of first refusal as to three vessels owned by Grandunion if and when a triggering event occurs. We do not anticipate that our plan not to purchase any further vessels from Grandunion, Michail S. Zolotas, Nicholas G. Fistes or their respective affiliates will have an effect on our business or operating results.

The employment profile of our fleet as of December 22, 2010 is reflected in the table below:

					Net Daily
	Size	Vessel	Year	Charter	Charter
Product Tanker Vessels	(dwt)	Type	Built	Expiration	Hire Rate	Profit Sharing

Newlead Compass	72,736	Panamax	2006	Spot	—	—
Newlead Compassion	72,782	Panamax	2006	Spot	—	—
Newlead Avra(1)	73,495	Panamax	2004	Q1 2012	$13,825	50.0% profit sharing above $14,000
Newlead Fortune	73,495	Panamax	2004	Q4 2011	$13,825	50.0% profit sharing above $14,000
Hiotissa	37,329	Handymax	2004	Q2 2011	$19,013	profit sharing above $19,500
Hiona	37,337	Handymax	2003	Q1 2011 — Q2 2011	$19,013	profit sharing above $19,500
Drybulk Vessels
Newlead Tomi(2)	79,224	Kamsarmax	2010	Q3 2015 — Q1 2016	$28,710	—
Newlead Prosperity(3)	34,682	Handysize	2003	Q3 2017 — Q1 2018	$12,936	—
Newlead Victoria(4)	75,966	Panamax	2002	Q3 2012 — Q4 2012	—	—
Brazil(5)(10)	151,738	Capesize	1995	Q4 2013 — Q1 2014	$28,985	50.0% profit sharing above $26,600
Australia(10)	172,972	Capesize	1993	Q4 2011 — Q1 2012	$20,391	—
China(10)	135,364	Capesize	1992	Q4 2015 — Q4 2016	$12,753	—
Grand Ocean(6)	149,498	Capesize	1990	Q1 2012 — Q2 2012	$19,680	—
Grand Venetico(7)	134,982	Capesize	1990	Q2 2012 — Q4 2012	$17,760	—
Grand Rodosi(10)	68,788	Panamax	1990	Q4 2010 — Q1 2011	$21,516	—
Newlead Esmeralda	69,458	Panamax	1990	Q1 2011	$18,281	—
Newlead Markela	71,733	Panamax	1990	Q1 2013 — Q2 2013	$21,972	—
Grand Spartounta	135,070	Capesize	1989	Q1 2011	$20,900	—

			Expected		Net Daily
	Size	Vessel	Delivery	Charter	Charter
Newbuildings	(dwt)	Type	Date	Term	Hire Rate	Profit Sharing

Newlead TBN(8)	35,000	Handysize	Q1 2011	Twelve years +/− 4 months	$12,000	40.0% profit sharing above $14,000
Newlead TBN(9)	92,000	Post-Panamax	Q2 2011	Seven year time charter	$14,438	50.0% profit sharing
Newlead TBN	80,000	Kamsarmax	Q4 2011	Seven year time charter	$27,300	—
Newlead TBN(8)	35,000	Handysize	Q3 2012	Twelve years +/− 4 months	$12,000	40.0% profit sharing above $14,000

(1)	The time charter is expected to commence in the first quarter of 2011.

(2)	The vessel is chartered at $28,710 per day for five years, plus charterer’s call option for one year plus one additional year. The vessel owners have a put option for a second two-year charter at a net charter rate between $19,800 and $28,710 per day. This second charter is subject to first charterer not exercising the optional years. The first and second charters secure a charter duration of seven years for the vessel.

(3)	The vessel was chartered-in during the fourth quarter of 2010 and will be chartered-in until March 15, 2011, with an obligation to conclude the purchase no later than the end of the charter period.

(4)	The vessel owner has the right for an earlier redelivery of the vessel, at any time within charter duration, subject to vessel owner’s tendering to charterers three months’ advance notice.

(5)	$28,985 per day for the first three years and $26,180 per day thereafter, plus 50/50 profit sharing above $26,600.

(6)	Charterer’s option to extend for one additional year.

(7)	Charterer’s option to extend for six additional months.

(8)	Base rate is $12,000 per day. Above a rate of $14,000 per day, profit sharing is 40%. Charterers have a 50% purchase option.

(9)	Charterer’s option for one year and one additional year. Hire rate for first optional year is $15,400 (net) per day plus 50/50 profit sharing. Hire rate for second optional year is $16,844 (net) per day plus 50/50 profit sharing.

(10)	This vessel is leased back to the Company on a bareboat charter for a period of eight years.

Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the international shipping markets, including the following:

Access to unique opportunities through our management team

We believe our previous acquisitions and related transactions highlight our ability to identify unique growth opportunities. Our management team has an extensive network of relationships within the maritime industry which has enabled us to source acquisitions from, among others: distressed ship owners, shipyards, bank owned assets and charterers. For example, since our recapitalization in 2009, we have sourced the acquisition of two Kamsarmax vessels from a commercial lending relationship and the acquisition of one Post-Panamax vessel from an existing shipyard relationship. We believe management’s demonstrated ability to opportunistically source acquisitions puts us in a favorable position vis-à-vis other market participants in our industry. Furthermore, we believe that management’s relationships will continue to enhance our potential growth and drive value creation for shareholders.

Diversified fleet

Our diversified fleet, which includes product tankers and drybulk vessels, allows us to serve our customers’ international petroleum product and drybulk transportation needs. We believe that our diversified fleet provides us with exposure to multiple sectors and will enable us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Operating visibility through contracted revenues and upside potential through profit sharing

We believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. A number of our secured charters have profit sharing arrangements that could provide significant upside potential. As of December 22, 2010, we had charters covering 66% of available days in 2011 and 45% of available days in 2012, based on the estimated scheduled delivery dates for vessels under construction, of which 37% and 37%, respectively, relates to charters covered by profit sharing. The charter arrangements for our vessels contracted represent at least $84.5 million in 2011 and $66.7 million in 2012 of aggregate contracted net charter revenue, exclusive of any profit sharing.

In addition, we believe our diversified employment strategy provides us with security in generating income through the time charter market while allowing us to gain upside through the spot market and profit sharing agreements. A diversified fleet will also help us maintain steady cash flow amidst drybulk and tanker cycles, given often asynchronous sector peaks and troughs. Our drybulk fleet is expected to have a 78% and 61% contracted coverage during 2011 and 2012, respectively. Our contracted coverage for our tanker fleet is 37% in 2011 and nearly 100% spot exposure thereafter, which provides us with a favorable position to participate in the potential recovery in the tanker market.

Modern, high-quality fleet

We operate a large fleet of modern, double-hull product tankers and high-quality drybulk carriers that are designed for enhanced safety and low operating costs. As of December 17, 2010, the average age of our product tanker fleet was 6.1 years compared to the industry average of 10.8 years. The average age of our drybulk fleet, including the newbuildings, was 12 years compared to the industry average of approximately 13.6 years, as of

December 17, 2010. Since our recapitalization in October 2009, we have committed to and have financed, through equity and debt, investments of over $500.0 million in vessel acquisitions, including investments of approximately $211.0 million in newbuilding constructions.

Management team with extensive experience and established relationships with high-quality counterparties

We have an experienced management team that we believe is highly regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries as demonstrated through the execution and revitalization of the Company beginning with the October 2009 recapitalization. Our management team is led by Nicholas Fistes, our Chairman, and Michail Zolotas, our Chief Executive Officer and President, representing over 43 years of aggregate combined experience in the shipping industry, and we believe that their experience presents us with market opportunities not afforded to other industry participants. Our management team has allowed us to build a network of relationships with a diversified group of quality charterers, which we believe has in turn allowed us to secure favorable employment for our vessels. Our commitment to providing safe and quality transportation services should help us to continue to grow our long-term relationships with our customers and allow us to efficiently implement our chartering strategy and grow our business. We believe that our safe, cost-efficient operation of a modern and high-quality fleet, together with our proactive approach to meet our customers’ chartering needs, contributes to our ability to attract leading charterers and obtain long-term charters on favorable terms.

Business Strategy

Our primary objectives are to profitably grow our business in a manner that we believe will enhance shareholder value. We intend to realize our objectives by pursuing the following strategies:

Strategic fleet expansion

We intend to grow our fleet using management’s knowledge of the seaborne transportation industry and their established relationships to make selective acquisitions of vessels in the product tanker and drybulk sectors based on a number of financial and operational criteria. We believe that our management team can continue to present us with market opportunities not afforded to other industry participants. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers.

Maintain a diversified fleet base

We believe a diversified fleet of product tankers and drybulk carriers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector-specific opportunities through varying economic cycles. As we grow our fleet, we expect to adjust our emphasis on the product and drybulk sectors according to our market outlook and sourced opportunities in these sectors.

Tactically manage spot and charter contracts

We intend to deploy our vessels to leading charterers on a combination of period and spot charters to take advantage of market conditions while sustaining cash flow to service our capital needs. We will seek profit sharing arrangements in our long-term time charters to provide us with potential incremental revenue to the contracted charter rates. We believe this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. In addition, we seek to expand our diversified base of 15 different charterers to further reduce counterparty risk and enhance the overall credit quality of our charter portfolio.

Low-cost, efficient operation with in-house technical and commercial management

Our in-house technical and commercial management team has established a reputation in the shipping industry for high standards of performance, reliability and safety. We believe that owning a fleet of high-quality, well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment with high-quality charterers. In addition, our in-house technical management team implements a proprietary information technology platform that increases efficiency. This allows us to proactively monitor our vessels’ performance and conduct in-transit repairs to lower our operational costs and enhance vessel utilization.

Continue to implement our cost reduction strategy

We have reduced our daily vessel operating expenses by 26% during the first nine months of 2010 compared to the corresponding period in 2009. Since our recapitalization in 2009, we have streamlined the operating platform for future growth. We believe our in-house technical management team will enable us to achieve significant economies of scale in areas such as crewing, supply procurement and insurance. We believe that owning a fleet of high-quality, well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment with high-quality charterers. In addition, our proprietary information technology platform increases efficiency by allowing us to proactively monitor our vessels’ performance and conduct in-transit repairs to lower our operational costs and enhance vessel utilization.

Our Corporate Information

NewLead Holdings Ltd. is a Bermuda company maintaining its principal office in Piraeus, Greece. Our principal executive office is located at 83 Akti Miaouli & Flessa Street, 185 38 Piraeus Greece. The telephone number of our principal executive office is (011) (30) 213 014 8600. Our website is http://www.newleadholdings.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Common shares offered:	common shares.

Price per share:	$

Over-allotment option:	We have granted a 30-day option (commencing from the date of this prospectus) to the underwriters to purchase up to additional common shares to cover over-allotments of common shares, if any.

Shares to be outstanding after the offering:	common shares and common shares, if the underwriters exercise their over-allotment option. These amounts do not include the common shares that will be issued, upon the completion of this offering, in connection with the exchange of our outstanding 7% senior unsecured convertible notes due 2015, as described in “Exchange of Notes” below and elsewhere in this prospectus.

Gross Proceeds:	$

Use of proceeds:	The net proceeds of this offering will be used for funding existing newbuilding commitments, the acquisition of new vessels and for general corporate purposes.

Risk factors:	Investing in our common shares involves substantial risks. In evaluating an investment in the common shares, prospective investors should carefully consider, along with the other information set forth in this prospectus, the specific factors set forth under “Risk Factors” beginning on page 10 for risks involved with an investment in our common shares.

Trading symbol for our common shares:	Our common shares are traded on the NASDAQ Global Select Market under the symbol “NEWL.”

Closing of offering:	The offering is expected to close on , 2011, subject to obtaining certain waivers required under our outstanding credit facility agreements. For additional information with respect to such required waivers please refer to the section of this prospectus titled “Description of Share Capital — Registration Rights” on page 144.

Exchange of Notes:	If we are successful in raising gross proceeds of at least $ in this offering, all of our currently outstanding principal amount of $125.0 million of 7% senior unsecured convertible notes due 2015 will be exchanged for an aggregate of common shares based on the offering price of $ per share. We will not receive any cash proceeds in connection with the exchange of the notes. Please refer to the section of this prospectus titled “Exchange of Notes.”

The number of shares that will be outstanding after the offering is based on 7,327,934 common shares outstanding as of December 27, 2010 excludes the common shares related to our 7% senior unsecured convertible notes and the following:

•	250,000 common shares issuable upon the exercise of options outstanding as of December 27, 2010, with an exercise price of $19.80 per share;

•	833,334 common shares issuable upon the exercise of warrants outstanding as of December 27, 2010, with an exercise price of $24.00 per share; and

•	112,500 common shares issuable upon the exercise of warrants outstanding as of December 27, 2010, with an exercise price of $3.00 per share.

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriter’s over-allotment option to purchase up to           common shares from us.

Summary Consolidated Financial Data

In the table below, we provide you with summary financial data of our Company. The NewLead historical successor information is derived from the audited consolidated financial statements of NewLead as of December 31, 2009 for the period from October 14, 2009 to December 31, 2009 and from the unaudited consolidated financial statements as of and for the nine months ended September 30, 2010. The NewLead historical predecessor information is derived from the audited consolidated financial statements as of and for the years ended December 31, 2008, 2007, 2006, 2005, and for the period from January 1, 2009 to October 13, 2009, and from the unaudited consolidated financial statements as of and for the nine months ended September 30, 2009. Comparison between the successor and predecessor periods is of limited value as a result of the recapitalization on October 13, 2009. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read along with it the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Successor		Predecessor
	Nine Months			Nine Months
	Ended	October 14 to	January 1 to	Ended	Year Ended	Year Ended	Year Ended	Year Ended
	September 30,	December 31,	October 13,	September 30,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2009	2008	2007	2006	2005
			(U.S. dollars in thousands except per share data and fleet data)
Income Statement Data
Operating revenues	72,644	14,096	33,564	31,734	56,519	55,774	45,973	30,535
Vessel operating expenses	(28,059)	(6,530)	(22,681)	(21,296)	(19,798)	(17,489)	(12,780)	(9,309)
Management fees	(1,007)	(315)	(900)	(853)	(1,404)	(1,243)	(1,110)	(829)
General & administrative expenses	(11,804)	(12,025)	(8,366)	(7,455)	(7,816)	(5,278)	(4,029)	(1,539)
Depreciation and amortization expenses	(28,133)	(4,844)	(11,813)	(11,412)	(15,040)	(14,029)	(9,318)	(4,116)
Impairment loss(1)	(15,662)	—	(68,042)	(68,042)	—	—	—	—
Net operating (loss)/income	(29,121)	(14,659)	(87,581)	(85,599)	5,449	14,471	16,157	14,397
Interest and finance expense, net(2)	(33,072)	(23,996)	(10,928)	(10,135)	(15,741)	(16,966)	(13,463)	(8,344)
Other income/(expenses), net	(6)	—	40	(24)	2	(11)	(72)	(148)
(Loss)/ income from continuing operations	(58,921)	(35,865)	(95,448)	(94,364)	(16,573)	(5,936)	1,644	6,645
Net (loss)/income	(56,498)	(37,872)	(125,764)	(123,761)	(39,828)	(8,733)	2,199	14,771
(Loss)/earnings per share (basic and diluted) continuing operations	(8.54)	(6.42)	(39.84)	(39.39)	(6.94)	(2.50)	0.72	3.48
(Loss)/earnings per share (basic and diluted)	(8.19)	(6.78)	(52.49)	(51.66)	(16.69)	(3.68)	0.96	7.68
Cash dividends declared per share	—	—	—	—	1.20	7.56	10.68	6.24
Weighted average number of shares (basic and diluted)	6,899,628	5,588,937	2,395,858	2,395,596	2,386,182	2,373,238	2,368,073	1,926,539
Balance Sheet Data (at period end)
Cash and cash equivalents	59,659	106,255	—	—	4,009	12,444	11,612	19,248
Restricted cash (current)	10,276	403	1,898	3,543	8,510	39	3,242	10
Total current assets	90,956	121,421	10,018	11,453	19,741	20,199	22,430	22,438
Restricted cash (non-current)	33,156	9,668	—	—	—	1,548	—	—
Total assets	648,772	399,285	196,849	197,992	317,777	425,491	458,040	377,898
Total current liabilities	86,116	54,212	256,303	255,867	251,489	311,997	29,622	21,356
Current portion of long-term debt	34,862	14,240	221,430	221,430	223,710	284,800	—	—
Long-term debt	517,830	264,460	—	—	—	—	284,800	183,820

	Successor		Predecessor
	Nine Months			Nine Months
	Ended	October 14 to	January 1 to	Ended	Year Ended	Year Ended	Year Ended	Year Ended
	September 30,	December 31,	October 13,	September 30,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2009	2008	2007	2006	2005
			(U.S. dollars in thousands except per share data and fleet data)
Total liabilities	620,489	326,809	256,303	255,867	252,261	318,372	325,452	222,217
Total shareholders’ equity (deficit)	28,283	72,476	(59,454)	(57,875)	65,516	107,119	132,588	155,681
Fleet Data (at period end)
Number of product tankers owned	6	9	9	9	9	10	10	8
Number of container vessels owned(3)	—	2	2	3	3	5	5	5
Number of drybulk vessels owned	10	3	—	—	—	—	—	—
Other Financial Data (for period ending)
Net cash (used in)/ provided by operating activities	(5,882)	(5,869)	(3,945)	(8,912)	2,901	17,581	24,215	36,974
Net cash provided by/(used in) investing activities	(3,033)	—	2,216	2,216	61,083	(2,008)	(101,815)	(114,001)
Net cash provided by/(used in) financing activities	(37,681)	112,124	(2,280)	(2,687)	(72,419)	(14,741)	69,964	90,941
Net increase (decrease) in cash and cash equivalents	(46,596)	106,255	(4,009)	—	(8,435)	832	(7,636)	13,914
Cash dividends paid	—	—	—	—	(2,862)	(17,970)	(25,292)	(14,776)
Adjusted EBITDA*	25,486	1,212	2,702	8,238	17,436	18,734	16,144	7,542

*	Please refer to page 68 of this prospectus for non-GAAP Adjusted EBITDA reconciliation to net loss.

(1)	Relates to an impairment loss of $15,662 on the non-core vessels sold during the nine months ended September 30, 2010, based on the future cash flows which these vessels are expected to generate. During the third quarter of 2009, the Company recognized an impairment loss of $68,042.

(2)	Interest and finance expense, net, included a non-cash charge from the amortization of the beneficial conversion feature, or BCF, embedded in the $125.0 million of 7% senior unsecured convertible notes due 2015, or the 7% Notes, issued in October 2009 in connection with our 2009 recapitalization, of $10,802 and $17,000 for the nine months ended September 30, 2010 and the period from October 14, 2009 to December 31, 2009, respectively.

(3)	Considered discontinued operations for all periods presented.

Capitalization

The following table sets forth our capitalization as of September 30, 2010 as described below:

•	on an actual basis; and

•	on an as adjusted basis giving effect to (i) the sale of common shares in this offering at an assumed public offering price of $ per share and to reflect the application of the net proceeds after deducting the estimated underwriting discounts and offering expenses, (ii) the exchange of the 7% Notes for the issuance of common shares, and (iii) the amount of $ drawn under our new revolving credit facility of $62.0 million.

You should read this capitalization table together with “Use of Proceeds,” “Description of Share Capital,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes, all appearing elsewhere in this prospectus.

		As
	Historical	Adjusted

Debt:
7% senior convertible notes, net	$52,237	$
Long-term debt	500,455
Total debt	552,692	$
Shareholders’ equity:
Preference shares, $0.01 par value; 500,000 shares authorized; none issued	—	—
Common shares, $0.01 par value; 1,000,000,000 shares authorized; shares, issued and outstanding at	74	$
Additional paid-in capital	122,579
Accumulated deficit	(94,370)
Total equity	28,283	$
Total capitalization	$580,975	$

(1)	We had $ million of borrowing capacity under our credit facilities as of .

RISK FACTORS

You should consider carefully all of the information contained in this prospectus, including the risks and uncertainties described below and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, before investing in our shares. Any of these risks and uncertainties could result in a material adverse effect on our business, financial condition, results of operations and prospects. If this were to happen, the market price of our common shares could decline, and you may lose all or part of your investment.

Industry Specific Risk Factors

Charter rates for product tankers have declined significantly while charter rates for bulkers show high volatility. Charter rates for both tankers and bulkers may decrease in the future, which may adversely affect our earnings.

The degree of charter hire rate volatility among different types of product tankers and drybulk vessels has varied widely and after reaching historical highs in mid-2008, charter hire rates for product tankers and drybulk vessels have declined significantly. If the shipping industry is depressed in the future when our current charters expire, our revenues, earnings and available cash flow may be adversely affected. In addition, a further decline in charter hire rates likely will cause the value of our vessels to further decline. At the end of 2010 and during 2011, five time charters (for two handy tankers, two panamax tankers and one panamax bulker) are expiring. In addition, two of our product tankers are currently employed in the spot market. Further to these and in case of a depressed market, we are not sure whether we will be able to successfully charter these vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably. However, where possible, we shall also endeavor to fix vessels under period charters including a profit sharing element. Our ability to re-charter tanker vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the product tanker markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region (including China), India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

The product tanker and drybulk vessel markets are cyclical with high volatility in charter hire rates and industry profitability. The factors affecting the supply and demand for product tankers and drybulk vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in industry conditions are also unpredictable.

The factors that influence the demand for tonnage capacity include:

•	demand for cargoes (e.g., oil and oil products for tankers, coal, raw materials, agricultural products and steel products for bulkers);

•	supply of cargoes;

•	oil prices;

•	demand of energy in developing countries;

•	continuing growth of industrialization in the emerging countries;

•	regional availability of refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the demolition activity;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the conversion of vessels from one type to another;

•	the loss of vessels;

•	the number of vessels (tankers mainly) that are used for storage;

•	the number of vessels that are in or out of service; and

•	port or canal congestion.

If the number of new vessels delivered exceeds the number of vessels being scrapped, lost and converted, tonnage capacity will increase. If the supply of tonnage capacity increases but the demand for tonnage capacity does not increase correspondingly, charter rates and vessel values could materially decline.

The downturns in the product tankers and drybulk vessels charter markets may have an adverse effect on our earnings, affect compliance with our loan covenants and our ability to pay dividends if reinstated in the future.

Charter rates for product tankers have declined sharply since the highs of 2008. The increase of supply (because of the new deliveries) and the decrease of demand (because of the financial crisis and the fall of the world production) drove down the charter rates during 2009 and 2010. Freight rates started falling during the fourth quarter of 2008 and weakened gradually to the lowest level in September 2009 followed by a steady upturn in the fourth quarter of 2009. However, during 2010 the two main Baltic Tanker Indexes that reflect the market dynamics, BDTI (for crude tankers that carry crude oil or residual fuel oil, or dirty products) and BCTI (for product tankers that carry refined petroleum products, or clean products), are still approximately 27% below the ten-year market averages. The ten-year (2001-2010) average of BDTI is 1,222 points while the 2010 year to date average of the same index is 894.26 points. The other tanker index, BCTI, has a ten-year average of 1,003.64 points while its 2010 year to date average is 735.60 points. Both indices followed a similar change, but BDTI experienced more volatility.

During 2010, the rapid growth of the products fleet has clearly had a debilitating impact on the freight market at a time when trade was recovering from the downturn of 2009. The downturn resulted in lower operating revenues for the product tankers charter markets, especially during the second half of the year. According to market reports, the products tanker market did not perform well during 2010. The dirty products market has been especially downbeat, with earnings remaining below $10,000/day for much of 2010. The clean products market initially offered some resistance to the slowdown in oil demand, but as the fleet has continued to grow, the availability of spot tonnage soon outstripped demand. The decline in charter rates in the product tanker market has resulted in a commensurate decline in our tanker vessel values, which in turn has affected our cash flows and liquidity.

Seaborne drybulk trade increased slightly by more than 2% annually during the 1990s, while between 2000 and 2008 the average growth was 5.6% annually. During 2009, drybulk trade decreased by 3%, but the market was stronger than expected as China increased its imports by 44% in contrast to the 300 million ton decrease in the rest of the world. In 2010, drybulk trade started to rebound, with an annual expected growth of 7%, as compared with the drybulk trade of 2009, due to the fast recovery of the world production and especially of the Asian countries (China and India) and as a result of a 7% and 6% growth in major bulks that consist of iron ore, coal and gains, and minor bulks, that include fabricated steel, steel scrap, fertilizers, lumber, cement and minerals, respectively, compared to 2009.

If the current low charter rates in the product tanker market continue through any significant period in 2011, when time charter for two of our tanker vessels (two handy tankers) expire, and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. Our earnings will also be affected in case of a downturn of the drybulk market as one of our vessels is time chartered with floating hire, based on the market index (BPI), while time charters for one of our bulker vessels are expected to expire during 2011. If these trends continue, in order to remain viable, we may have to extend the period during which we suspend dividend payments and/or sell vessels in our fleet. At the same time, we endeavor to charter several vessels of our fleet in period charters with floor hire rates plus profit sharing elements in order to benefit from a potential increase in the charter market.

Our impairment analysis performed during the period from January 1, 2010 to September 30, 2010 resulted in impairment losses of $15.7 million. However, the current assumptions used and the estimates made are highly subjective and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate that a significant number of the port calls made by our vessels will continue to involve the loading or discharging of commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. China’s rate of growth, which was higher than 10% from 2005 and up to the first half of 2008, declined significantly in the second half of 2008 and the first quarter of 2009. Despite their fast recovery during 2010, China and other countries in the Asia Pacific region are likely to continue to experience slowed economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (OECD) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

The value of our vessels may fluctuate, which may adversely affect our liquidity.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	increase/decrease in demand for vessels’ acquisitions;

•	the types and sizes of available vessels;

•	increase/decrease in the supply of tonnage capacity;

•	expected newbuilding deliveries and future market expectations;

•	the cost of newbuildings;

•	availability of acquisition finance;

•	prevailing charter rates; and

•	technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the product tanker and drybulk vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends in the future could be adversely affected.

An over-supply of tanker capacity may lead to reductions in charter hire rates, which could materially adversely affect our profitability.

The product tanker fleet (including Handy, Panamax and Aframax sizes) expanded by 3.8% to 104.5 million dwt up to October 2010 while the increase of total tankers fleet was also approximately 3.7% during the same period. As of October 2010, tankers on order represented 28.4% of the existing fleet, and supply of tankers, which is affected by a number of factors as described above, is expected to increase both in 2011 and 2012. However, the phase out of single-hull tankers due to environmental and safety legislation and concerns, as well as the conversion of tankers to non-tanker purposes, are expected to prevent fleet growth from a large over-supply. Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result along with an increase in demand for transportation of refined oil over long distances. Triggered by a retrenchment in import demand in major developed countries and more restricted access to trade financing, trade flows fell at an annualized rate of between 30 and 50% in most economies in late 2008 and early 2009. Asian economies experienced the sharpest decline. Import demand from consumption and business investment in Asia remained weak during this period. Global demand for crude oil and refined products dropped in 2009. The tanker market suffered long periods of depressed hire rates in 2009. Forecasts for global oil consumption show a growth of 1.2 million barrels per day in 2010 and 1.6 million barrels per day in 2011. Trading patterns change as developing countries search for new areas to source their oil supplies. There has been an increase in the shipping fixtures for moving crude oil from West Africa and the Caribbean to India and Far East. India is expected to have a positive impact in the short- to medium-term, as many new Indian refinery projects are coming on line in the next few years, which will result in increased transportation of crude oil into India and increase in demand for transportation of refined oil products out of India. In the worst over-supply scenario, tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

An over-supply of drybulk vessel capacity may lead to further reductions in charter hire rates, which could material adversely affect our profitability.

The market supply of drybulk vessels has been increasing, and the carrying capacity (measured in dwt) on order is at a historically high level. Approximately 277 million dwt of drybulk vessels are on order, representing approximately 54% of the existing fleet. This may lead to an over-supply of drybulk vessel capacity, especially of Capesize bulkers, which experience the highest orderbook, resulting in a reduction of charter hire rates and a decrease in the value of our drybulk vessels. Even in the case of high order cancellations and high delayed deliveries, new deliveries are expected to be higher than usual and it is unclear whether this increase of supply will be absorbed by the increase of demand. Significant fleet expansion would cap rate levels over the next couple of years. The reduction in rates may affect the ability of our customers who charter our drybulk vessels to make charter hire payments to us. This and other factors affecting the supply and demand for drybulk vessels are outside our control and the nature, timing and degree of changes in the industry may affect the ability of our charterers to make charter hire payments to us.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Many parts of the world are exhibiting deteriorating economic trends and were in a recession in 2008 and 2009 and continue to experience weakness in 2010. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States’ federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of September 30, 2010, we had total outstanding indebtedness for balance sheet purposes of approximately $552.7 million.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our Facility Agreement or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the NASDAQ Global Select Market to decline and could cause the price of our common shares to continue to decline.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in December 2009, the M/V Navios Apollon, a cargo vessel not affiliated with us, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The vessel was released in late February 2010 upon the payment of an unreported sum of money. In April 2009, the Maersk Alabama, a cargo vessel not affiliated with us, was captured by pirates off the coast of Somalia and was released following military action by the U.S. Navy. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

Increases in fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not our largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental and safety laws and regulations, that can adversely affect the cost, manner or feasibility of doing business and consequently our results of operations.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions or other pollution. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Compliance with these laws and regulations, as well as with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures, affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or other operational changes or restrictions, lead to reduced availability of insurance coverage or increased policy costs or result in denial of access to certain jurisdictional ports or waters, or detention in certain ports. In order to satisfy any such requirements, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or suspension or termination of our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. A decision by an agency to deny or delay issuing a new or renewed, permit, license or certificate, or to revoke or substantially modify an existing one, could materially adversely affect our operations.

Government regulation of vessels, particularly environmental and safety requirements, may become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Additional legislation or amendments to existing legislation is expected in areas such as ship recycling, sewage systems, emission control (including emission of greenhouse gases) and ballast treatment and handling. For example, amendments to revise the regulations of the International Convention for the Prevention of Pollution from Ships, or MARPOL, regarding the prevention of air pollution from ships were approved and formally adopted by the Marine Environment Protection Committee, or MEPC, in October 2008. The amendments establish a series of progressive standards limiting the sulfur content in fuel oil and new tiers of nitrogen oxide emission standards for new marine diesel engines. The amendments entered into force in July 2010 and we incurred significant costs for compliance. Similarly, legislation and regulations that require more stringent controls of air emissions from ocean-going vessels are pending or have been approved in the U.S. Such legislation or regulations may require significant capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain compliance.

In addition, various jurisdictions and regulatory organizations, including the International Maritime Organization, or the IMO, and the U.S., have proposed or implemented requirements relating to the management of ballast water to prevent the introduction of foreign invasive species having adverse ecological impacts. Significant expenditures for the installation of new equipment or new systems on board our vessels and changes in operating procedure may be necessary to comply with future regulations regarding ballast water management. Such future regulations may also result in increased port disposal costs.

Additionally, as a result of marine accidents in recent years, safety regulation of the shipping industry is likely to continue to become more stringent and more expensive for us and our competitors. The IMO and the European Union have both accelerated their existing phase-out schedules for vessels without double hulls in response to highly publicized oil spills and shipping accidents involving companies unrelated to us. Legislation is also being discussed that would subject vessels to centralized routing. Future incidents may result in the adoption of even more stringent laws and regulations, which could limit our operations or our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may adversely affect our operations, as well as the shipping industry generally.

We could incur material liabilities, including cleanup obligations and natural resource damages, in the event there is a release of oil or other hazardous substances from our vessels or otherwise in connection with our operations.

For all vessels, including those operated under our fleet, at present, international liability for bunker oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in late 2010 it was in effect in 57 countries. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

With respect to oil pollution liability, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention, and depending on whether the country in which the damage results is a party to the CLC, a registered owner of a tanker that is carrying a cargo of “persistent oil” as defined by the CLC is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses and liability limits. This liability is subject to a financial limit calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. When a tanker is carrying clean oil products that do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the CLC and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The United States is not a party to the CLC. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.

The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol, or the 1996 LLMC Protocol, to the 1976 Convention. The 1996 LLMC Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. U.S. federal legislation, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all shipowners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its 200-nautical-mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives has passed a bill to strengthen certain requirements of the OPA and the U.S. Senate is considering similar legislation. In addition to potential liability under the federal OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

In some areas of regulation of ship-source pollution, the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, in 2005, it adopted a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under the MARPOL), but also where it is caused by “serious negligence”. There is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

In addition to other climate-related risks set forth in this “Risk Factors” section, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union has also indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include greenhouse gas emission from marine vessels. Similarly, the U.S. EPA is considering petitions to regulate greenhouse gas emissions from marine vessels. We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. As of the date of this prospectus, each of our vessels is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which could adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of revenue while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. On October 8, 2010, Grand Rodosi, one of our bulk carriers, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damage were incurred, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance.

Our insurance may not be adequate to cover our losses that may result from our operations, which are subject to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from all of our operational risks, which could have a material adverse effect on us. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and the related concerns regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, while we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends, if reinstated to our shareholders in the future.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also on the claim records of other members of the protection and indemnity associations.

We may be subject to calls in amounts based not only on our claim records but also on the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with International Convention for the Safety of Life at Sea, or SOLAS. Our fleet is currently enrolled with Bureau Veritas, American Bureau of Shipping, Registro Italiano Navale (RINA) and Det Norske Veritas.

A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel may be also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again.

If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if reinstated in the future.

Maritime claimants could arrest our vessels through foreclosure proceedings, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

Governments could requisition our vessels during a period of war or emergency without adequate compensation.

A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition and results of operations.

We operate our vessels worldwide and, as a result, our vessels are exposed to international risks that could reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions that may reduce our revenue or increase our expenses.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business and results of operations.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Company Specific Risk Factors

Under the terms of our facility agreement with Bank of Scotland as agent, dated October 13, 2009, certain financial covenants (excluding working capital and minimum liquidity) have been waived by our lenders until at least April 2012 and others until October 2012. Our other existing credit facilities and financing arrangements contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under our credit facilities and financing arrangements could result in an event of default under such credit facilities or financing arrangements. Such event could have a material adverse effect on our operations and our ability to raise new capital.

Prior to our recapitalization, the Company was in default under its $360.0 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221.4 million on October 13, 2009. As part of the recapitalization our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the “Facility Agreement,” by and among us and the banks identified therein in order to refinance our existing revolving credit facility.

On April 26, 2010, we entered into a supplemental deed, or the Deed, relating to this Facility Agreement. The Deed is supplemental to the Facility Agreement dated October 13, 2009 as supplemented and amended from time to time, and was entered into among us and the banks signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount covenanted to under the original deed may be applied to prepayment of sums outstanding under the original loan without incurring an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and shall be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.

Our facility agreements contain restrictions and limitations that could significantly impact our ability to operate our business.

As a result of our recapitalization, new financial covenants were put in place. Except for working capital (as defined in each respective facility agreement) and minimum liquidity, all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of each of the facility agreements, to allow a sufficient period of time for management to implement its business strategy. Our facility agreements require us to maintain compliance with certain financial covenants as of the end of each fiscal quarter. They contain certain restrictions and limitations that could significantly limit our ability to operate our business. In the absence of a consent, these restrictions may limit our ability to:

•	incur or guarantee additional indebtedness;

•	create liens on our assets;

•	make investments;

•	engage in recapitalizations and acquisitions;

•	redeem capital stock;

•	make capital expenditures;

•	change the management of our vessels or terminate the management agreements we have relating to our vessels;

•	enter into long-term charter arrangements without the consent of the lender; and

•	sell any of our vessels.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests, shareholders’ interests or the interests of the holders of our notes, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest. Any future credit facility agreement may include similar or more restrictive restrictions.

Our ability to comply with the covenants and restrictions contained in our credit facility agreements and the indenture governing our notes may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under the agreements governing our indebtedness, including a default under our credit facility agreements, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on our 7% Notes and substantially decrease the market value of our 7% Notes. If we are unable to repay indebtedness, the lenders under our credit facility agreements could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facility agreements and may not be able to repay the amounts due under our credit facility agreements and our 7% Notes. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

In addition, our existing credit facilities require us to, among other things, maintain compliance with financial covenants, which include the maintenance of the following ratios (all as defined in the respective credit facilities):

•	specific ratios of shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value;

•	working capital of not less than zero dollars;

•	maintenance of minimum liquidity requirements at five per cent of the outstanding loans;

•	maintenance of ratio of EBITDA to interest payable to specific levels;

•	maintenance of specific value to loan ratios;

•	cash sweep on the earnings of the vessels;

•	minimum interest coverage ratios; and

•	minimum market adjusted equity ratios.

Our ability to fully draw on our existing revolving credit facilities may be limited, and in such event, any such limitations could limit our ability to operate our business.

For more information about our existing credit facilities, please refer to the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness.”

We have incurred high levels of debt and with the refinancing of our credit facility and issuance of the 7% Notes, we are heavily leveraged. Defaults or other violations of the provisions of our various debt instruments could have a material adverse effect on our business.

In addition to, and in connection with, the Facility Agreement, in October 2009, we issued $145.0 million of 7% senior unsecured convertible notes due 2015, which we refer to herein as the 7% Notes, $125.0 million of which were still outstanding as of December 15, 2010. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by us of cash, debt and other assets, spin offs and other events. If we are successful in raising gross proceeds

of at least $      in this offering, our current outstanding principal amount of $125.0 million of the 7% Notes will be exchanged for an aggregate of           common shares, based on the offering price of $      per share. If we are unable to service our debt, and our lenders or noteholders declare us in default thereunder, it could have a material adverse effect on our operations.

We are highly leveraged and may incur substantial additional debt, which could materially adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As of September 30, 2010, on a pro forma basis, after giving effect to the issuance of common shares in this offering, in connection with the exchange of the 7% Notes and the amounts drawn under our new $62.0 million credit facility, our outstanding indebtedness would have been approximately $549.5 million. We may also increase the amount of our indebtedness in the future. Our high level of indebtedness could have important consequences to our shareholders.

Because we are highly leveraged:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;

•	if new debt is added to our debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;

•	we will be exposed to the risk of increased interest rates because our borrowings under facility agreements will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Highly leveraged companies are significantly more vulnerable to unanticipated downturns and set backs, whether directly related to their business or flowing from a general economic or industry condition, and therefore are more vulnerable to a business failure or bankruptcy. Accordingly, while we view our ability to obtain a high percentage of debt as a competitive advantage, it also heightens the risk of owning our securities.

The market values of our vessels have declined and may further decrease, which could lead to the loss of our vessels and/or we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels have generally experienced high volatility and have recently declined significantly and resulted in an impairment charge of $15.7 million for the period from January 1, 2010 to September 30, 2010. If we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly, we may have to record further impairment adjustments in our consolidated financial statements, which could materially adversely affect our financial results.

For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, we were dependent upon three significant charterers for the majority of our revenues and, for the period from January 1, 2010 to September 30, 2010, we received 34% of our income from continuing operations from two charterers. When the charter agreements expire or terminate, we will need to find new employment for the affected vessels in the currently depressed charter market, which may adversely affect our results of operations and cash flows.

We have historically derived a significant part of our revenue from a small number of charterers. For the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, and for the year ended December 31, 2008, approximately 65%, 55% and 65%, respectively, of our revenue was derived from three charterers. For the period from January 1, 2010 to September 30, 2010, 34% of our income was derived from continuing operations from two charterers. The loss of charterers upon whom we have historically been dependent may adversely affect our results of operations, cash flows and financial condition. Further, after the sale of all the non-core vessels and the transfer of fourteen vessels in total from Grandunion Inc., we now operate a fleet of 22 vessels (including four newbuildings and one bareboat charter-in bulker). Assuming that we sell one or more additional vessels in order to reduce the outstanding balance under our Facility Agreement, we will operate a smaller fleet. If the size of our fleet decreases, we will become increasingly dependent upon a limited number of charterers for our revenues.

Our charterers may terminate or default on their charters, which could materially adversely affect our results of operations and cash flow.

Our charterers may terminate earlier than the dates indicated in their charter agreements. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may materially adversely affect our business, results of operations, cash flows and financial condition.

We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

The time charters for nine of our vessels (including the newbuildings) currently provide for charter rates that are above current market rates. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, results of operations, cash flows and financial condition may be adversely affected.

In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We expect to enter into employment contracts with Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, and we have entered into an employment agreement with Allan L. Shaw, our Chief Financial Officer. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

Our board of directors has determined to suspend the payment of cash dividends in order to preserve capital and to allow management to focus on improving our operating results, and until conditions improve in the international shipping industry and credit markets, management will continue to evaluate whether to reinstate the payment of dividends.

On September 12, 2008, our board of directors determined to immediately suspend payment of our quarterly dividend. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our Facility Agreement as well as in our other credit facilities and those created by Bermuda law.

Our facility agreements prohibit us from paying a dividend if an event of default under the facility agreements is continuing or would result from the payment of the dividend. Our facility agreements further require us to maintain financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our facility agreements could prevent us from making dividend payments under certain circumstances.

Under Bermuda law, we may not declare or pay dividends if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the sum of our liabilities, our issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for our shares in excess of the aggregate par value of such shares). Consequently, events beyond our control, such as a reduction in the realizable value of our assets, could cause us to be unable to make dividend payments.

We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends in the future. We may also enter into new agreements or new legal provisions may be adopted that will restrict our ability to pay dividends in the future. As a result, we cannot assure you that we will be able to reinstate the payment of dividends.

If we are unable to operate our vessels efficiently, we may be unsuccessful in competing in the highly competitive international tanker market.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than our own. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the product tanker shipping markets and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The operation of tankers involves certain unique operational risks.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to maintain or safeguard our vessels adequately we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may not be able to grow or effectively manage our growth, which may negatively impact our cash flows and operating results.

A principal focus of our strategy is to grow by expanding our product tanker and drybulk fleet as opportunities are identified. Our future growth will depend on a number of factors. These factors include our ability to:

•	identify vessels for acquisition;

•	consummate acquisitions;

•	integrate acquired vessels successfully with our existing operations;

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

A deficiency in any of these factors could adversely affect our ability to achieve anticipated growth in cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

The process of integrating acquired vessels into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development and expansion of our existing operations. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows and financial condition. Further, if we issue additional common shares, your interest in our Company will be diluted.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations or safety or other equipment standards.

Changes in governmental regulations or safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures to operate and maintain our vessels. These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet; and

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business.

In order to fund our capital expenditures, we may be required to incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would materially adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we estimate to be 25 years. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition, if any, in the future will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends, if any, in the future.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the nine months ended September 30, 2010, the value of the U.S. dollar reached highs of $1.46 and lows of $1.19 compared to the Euro. An adverse or positive movement in these currencies could increase our expenses. During the nine months ended September 30, 2010, the effect was minimal.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act of 1981, as amended, or the BCA, govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty. There is a statutory remedy under Section 111 of the BCA, which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

It may not be possible for investors to enforce U.S. judgments against us.

We and the majority of our subsidiaries are incorporated in jurisdictions outside the U.S. (with the exception of NewLead Holdings (US) LLC, which is incorporated in Delaware), and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we do not believe that we have been, are or will be a PFIC. In this regard, we treat the gross income we derive or are deemed to derive from our chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse and special U.S. tax consequences. Among other things, the distributions a shareholder received with respect to our shares and the gain, if any, a shareholder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. shareholder may be able to make certain tax elections that would ameliorate these consequences. See the discussion under “Taxation — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.”

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the United States Internal Revenue Code, referred to herein as the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as our Company and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the related treasury regulations, referred to herein as “Treasury Regulations”.

We expect that we and each of our subsidiaries qualifies for this statutory tax exemption, and we take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our U.S.-source income.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S.-source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. See the discussion under “Taxation — United States Federal Income Taxation of Our Company.”

Risks Relating to Our Common Shares

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.

We cannot assure you that an active trading market for our common shares will be sustained. We cannot assure you of the price at which our common shares will trade in the public market in the future or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above their current market price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares.

The product tanker markets have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, will beneficially own approximately     % of our outstanding common shares following the consummation of this offering as a result, he is able to influence the outcome of shareholder votes.

Following the consummation of this offering, Michail S. Zolotas, our Chief Executive Officer, President and Deputy Chairman, will beneficially own approximately     % of our outstanding common shares through

his share ownership directly and through Grandunion, as well as a voting agreement between Grandunion and Rocket Marine Inc., or Rocket Marine, a company controlled by two of our former directors and principal shareholders. The ownership amount does not include beneficial ownership of the common shares still underlying the 7% Notes being exchanged for the 7% Notes. Upon conversion of all of the 7% Notes owned by Focus Maritime Corp., an entity controlled by Mr. Zolotas, he would beneficially own approximately     % of our then-outstanding common shares, after giving effect to the issuances of common shares in this offering. As a result of this share ownership and for so long as Mr. Zolotas owns a significant percentage of our outstanding common shares, he will be able to control or influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible recapitalizations, amalgamations, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, recapitalization, amalgamation, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. In addition, this concentration of ownership has had, and may continue to have, an adverse effect on the liquidity of our common shares.

Anti-takeover provisions in our constitutional documents and in our loan/financing agreements could have the effect of discouraging, delaying or preventing a recapitalization, amalgamation or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our bye-laws and the loan/financing agreements to which we are party could discourage, delay or prevent a recapitalization or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue “blank check” preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA;

•	requiring Grandunion, or Nicholas Fistes and Michael Zolotas, directly or indirectly, to maintain legal and beneficial ownership of not less than 10% of the issued and outstanding share capital of the Company (whereas in two loan agreements the requirement is for Michael Zolotas and Nicholas Fistes to maintain, directly or indirectly, legal and beneficial ownership of not less than 33.3% of the issued and outstanding share capital of the Company);

•	requiring Nicholas Fistes and Michail Zolotas to be at any given time the beneficial owners of at least 50.1% of the voting share capital of Grandunion;

•	requiring Nicholas Fistes and Michail Zolotas to remain at any given time the Chairman, and the President and Chief Executive Officer of the Company, respectively; and

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings.

These provisions could have the effect of discouraging, delaying or preventing a recapitalization, amalgamation or acquisition, which could adversely affect the market price of our common shares.

Risks Relating to the Offering

You will experience immediate dilution in the book value per share of the common shares you purchase.

Because the price per share of the common shares being offered is substantially higher than the book value per share of our common shares, you will suffer substantial dilution in the net tangible book value of the common shares that you purchase in this offering. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase the common shares.

Future issuances or sales, or the potential for future issuances or sales, of our common shares, the exercise of warrants to purchase our common shares, or the conversion of convertible notes into our common shares, may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our common shares, warrants or options to acquire our common shares, and convertible notes that may be converted into our common shares in connection with various financings and the repayment of debt, and we anticipate that we will continue to do so in the future. The additional shares issued and to be issued in the future upon the exercise of warrants or options or the conversion of debt could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts.

This document and any other written or oral statements made by us or our representatives may include forward-looking statements, which reflect our current views with respect to future events and financial performance. Words such as “believe,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

Forward-looking statements are based upon various assumptions, expectations, projections, intentions and beliefs, including without limitation, our examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies such as those described in the “Risk Factors” section in this prospectus, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include but are not limited to the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk carrier and tanker shipping industries, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the useful lives of drybulk carriers and product tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by us with the SEC and the NASDAQ Global Select Market. We caution you not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriting discount and offering expenses payable by us, we expect to receive net proceeds from this offering of approximately $     .

The net proceeds of this offering will be used for funding existing newbuilding commitments, the acquisition of new vessels and for general corporate purposes.

We have not yet determined the final use of the net proceeds of this offering. The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including the total amount of proceeds we generate in the offering, our future revenues and cash generated by operations, our expenditures, prevailing market and business conditions and the other factors we describe in “Risk Factors.” We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds include among other things the need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments.

From time to time, we evaluate these and other factors, and we anticipate continuing to make such evaluations to determine if our existing allocation of resources, including the proceeds of this offering, is being optimized. Therefore, we will have broad discretion in the way we use the net proceeds from this offering. Pending their ultimate use, we intend to invest the net proceeds from this offering primarily in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

On September 12, 2008, we determined to suspend payment of our quarterly dividend, effective immediately. The decision followed our management’s strategic review of our business and reflected our focus on improving our long-term strength and operational results. We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our fully revolving credit facility agreement, which we refer to as our credit agreement, and those created by Bermuda law.

Our credit agreement prohibits us from paying a dividend if an event of default under the credit agreement is continuing or would result from the payment of the dividend. Our credit agreement further requires us to maintain specified financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our fully revolving credit facility could prevent us from making dividend payments under certain circumstances. In March 2008, pursuant to the condition imposed by our lenders in connection with the relaxation of the interest coverage ratio under our credit facility, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the fourth quarter of 2007. We resumed payment of dividends with a dividend of $1.20 per share in respect of the first quarter of 2008. In September 2008, our board of directors suspended the payment of quarterly dividends commencing with the dividend in respect of the second quarter of 2008. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities, its issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for its shares in excess of the aggregate par value of such shares). If the realizable value of our assets decreases, in order for us to pay dividends we may require our shareholders to approve resolutions reducing our share premium account by transferring an amount from such account to our contributed surplus account.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010 as described below:

•	on an actual basis; and

•	on an as adjusted basis giving effect to (i) the sale of common shares in this offering at an assumed public offering price of $ per share and to reflect the application of the net proceeds after deducting the estimated underwriting discounts and offering expenses, (ii) the exchange of the 7% Notes for the issuance of common shares, and (iii) the amount of $ drawn under our new revolving credit facility of $62.0 million.

You should read this capitalization table together with “Use of Proceeds,” “Description of Share Capital,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes, all appearing elsewhere in this prospectus.

		As
	Historical	Adjusted

Debt:
7% senior convertible notes, net	$52,237	$
Long-term debt	500,455
Total debt	552,692	$
Shareholders’ equity:
Preference shares, $0.01 par value; 500,000 shares authorized; none issued	—	—
Common shares, $0.01 par value; 1,000,000,000 shares authorized; shares, issued and outstanding at	74	$
Additional paid-in capital	122,579
Accumulated deficit	(94,370)
Total equity	28,283	$
Total capitalization	$580,975	$

(1)	We had $ million of borrowing capacity under our credit facilities as of .

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the public offering price per common share and the pro forma net tangible book value per share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding shares. Our net tangible book value attributable to shareholders at September 30, 2010 was $      or approximately $      per share. Net tangible book value per share as of September 30, 2010 represents the amount of total tangible assets less goodwill, acquired intangible assets and total liabilities, divided by the number of common shares outstanding.

Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after September 30, 2010, will be approximately $      or $      per share. This would result in dilution to investors in this offering of approximately $      per share or approximately     % from the assumed offering price of $      per common share. Net tangible book value per share would increase to the benefit of present shareholders by $      per share attributable to the purchase of the shares by investors in this offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing shares.

Assumed public offering price per common share	$

Pro forma net tangible book value per common share as of	$
Increase in net tangible book value per common share attributable to price paid by new investors	$

Net tangible book value per common share after this offering	$

Dilution in net tangible book value per common share to new investors in this offering	$

The following table summarizes on a pro forma basis the differences as of           between the shareholders as of          , and the new investors with respect to the number of Common Shares purchased from us, the total consideration paid and the average price per Common Share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

				Total	Average Price per
	Common Share Purchased			Consideration	Common Share
	Number	%	US$	%	US$
(In thousands, except for percentages and per share data)

Existing shareholders
New investors
Total

SELECTED FINANCIAL DATA

The NewLead historical successor information is derived from the audited consolidated financial statements of NewLead as of December 31, 2009 for the period from October 14, 2009 to December 31, 2009 and from the unaudited consolidated financial statements as of and for the nine months ended September 30, 2010. The NewLead historical predecessor information is derived from the audited consolidated financial statements as of and for the years ended December 31, 2008, 2007, 2006, 2005, and for the period from January 1, 2009 to October 13, 2009, and from the unaudited consolidated financial statements as of and for the nine months ended September 30, 2009. The information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the audited and unaudited financial statements of our predecessor and notes thereto contained in this prospectus. “Predecessor” refers to NewLead Holdings Ltd. prior to the recapitalization on October 13, 2009, and “Successor” refers to NewLead Holdings Ltd. after the recapitalization on October 13, 2009.

	Successor		Predecessor
	Nine Months			Nine Months
	Ended	October 14 to	January 1 to	Ended	Year Ended	Year Ended	Year Ended	Year Ended
	September 30,	December 31,	October 13,	September 30,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2009	2008	2007	2006	2005
			(U.S. dollars in thousands except per share data and fleet data)
Statement of Operations Data
Operating revenues	72,644	14,096	33,564	31,734	56,519	55,774	45,973	30,535
Vessel operating expenses	(28,059)	(6,530)	(22,681)	(21,296)	(19,798)	(17,489)	(12,780)	(9,309)
Management fees	(1,007)	(315)	(900)	(853)	(1,404)	(1,243)	(1,110)	(829)
General & administrative expenses	(11,804)	(12,025)	(8,366)	(7,455)	(7,816)	(5,278)	(4,029)	(1,539)
Depreciation and amortization expenses	(28,133)	(4,844)	(11,813)	(11,412)	(15,040)	(14,029)	(9,318)	(4,116)
Impairment loss	(15,662)	—	(68,042)	(68,042)	—	—	—	—
Net operating (loss)/income		(14,659)	(87,581)		5,449	14,471	16,157	14,397
	(29,121)			(85,599)
Interest and finance expense, net	(33,072)	(23,996)	(10,928)	(10,135)	(15,741)	(16,966)	(13,463)	(8,344)
Other income/(expenses), net	(6)	—	40	(24)	2	(11)	(72)	(148)
(Loss)/ income from continuing operations	(58,921)	(35,865)	(95,448)	(94,364)	(16,573)	(5,936)	1,644	6,645
Net (loss)/income	(56,498)	(37,872)	(125,764)	(123,761)	(39,828)	(8,733)	2,199	14,771
(Loss)/earnings per share (basic and diluted) continuing operations	(8.54)	(6.42)	(39.84)	(39.39)	(6.94)	(2.50)	0.72	3.48
(Loss)/earnings per share (basic and diluted)	(8.19)	(6.78)	(52.49)	(51.66)	(16.69)	(3.68)	0.96	7.68
Cash dividends declared per share	—	—	—	—	1.20	7.56	10.68	6.24
Weighted average number of shares (basic and diluted)	6,899,628	5,588,937	2,395,858	2,395,596	2,386,182	2,373,238	2,368,073	1,926,539
Balance Sheet Data (at period end)
Cash and cash equivalents	59,659	106,255	—	—	4,009	12,444	11,612	19,248
Restricted cash (current)	10,276	403	1,898	3,543	8,510	39	3,242	10
Total current assets	90,956	121,421	10,018	11,453	19,741	20,199	22,430	22,438
Restricted cash (non-current)	33,156	9,668	—	—	—	1,548	—	—
Total assets	648,772	399,285	196,849	197,992	317,777	425,491	458,040	377,898
Total current liabilities	86,116	54,212	256,303	255,867	251,489	311,997	29,622	21,356
Current portion of long-term debt	34,862	14,240	221,430	221,430	223,710	284,800	—	—
Long-term debt	517,830	264,460	—	—	—	—	284,800	183,820
Total liabilities	620,489	326,809	256,303	255,867	252,261	318,372	325,452	222,217
Total shareholders’ equity	28,283	72,476	(59,454)	(57,875)	65,516	107,119	132,588	155,681
Other Financial Data (for period ending)
Net cash (used in)/provided by operating activities	(5,882)	(5,869)	(3,945)	(8,912)	2,901	17,581	24,215	36,974
Net cash provided by/(used in) investing activities	(3,033)	—	2,216	2,216	61,083	(2,008)	(101,815)	(114,001)
Net cash provided by/(used in) financing activities	(37,681)	112,124	(2,280)	(2,687)	(72,419)	(14,741)	69,964	90,941
Net increase (decrease) in cash and cash equivalents	(46,596)	106,255	(4,009)	—	(8,435)	832	(7,636)	13,914
Cash dividends paid	—	—	—	—	(2,862)	(17,970)	(25,292)	(14,776)
Fleet Data (at period end)
Number of product tankers owned	6	9	9	9	9	10	10	8
Number of container vessels owned(1)	—	2	2	3	3	5	5	5
Number of drybulk vessels owned	10	3	—	—	—	—	—	—

(1)	Considered discontinued operations for all periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of NewLead Holdings Ltd., as “Successor” to and as “Predecessor” of the recapitalization as discussed in the following paragraphs and in Note 4 to the consolidated financial statements as of and for the nine months ended September 30, 2010 and September 30, 2009 and as of December 31, 2009, for the period from October 14, 2009 to December 31, 2009 and for the period from January 1, 2009 to October 13, 2009. Also following is a discussion of the Predecessor Company’s financial condition and results of operations as of and for the nine months ended September 30, 2009 and for the fiscal years ended December 31, 2008 and 2007. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above, which are included in this document.

This discussion contains forward-looking statements which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. For additional information regarding forward-looking statements used in this prospectus please refer to the section “Special Note Regarding Forward-Looking Statements.”

Overview

NewLead Holdings Ltd. is an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and drybulk goods, such as iron ore, coal and grain. We operate a fleet of six double-hulled product tankers and 16 drybulk carriers for a combined carrying capacity of approximately 1.89 million deadweight ton, or dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry. We will endeavor to expand through accretive acquisitions and create shareholder value.

Our business strategy is to invest in the product tanker and drybulk markets in order to provide more consistent shareholder returns. We believe our ability to opportunistically select and efficiently operate vessels of both industries provides the potential for enhanced returns. In addition, we continue to revitalize our fleet, lower the fixed cost structure inherited from our predecessor, and grow our extensive network of customer relationships

In October of 2009, our predecessor company, Aries Maritime Transport Limited, underwent an approximately $400.0 million recapitalization, installed new executive management and we subsequently changed our name to NewLead Holdings Ltd. Following the recapitalization, we implemented the following corporate actions in connection with our development strategy:

•	Bringing in-house commercial, operational and technical management with highly qualified and experienced personnel;

•	Exiting the container sector;

•	Completing the divestiture of all of the underperforming and unprofitable tanker vessels that existed prior to the recapitalization;

•	Implementing a newbuilding program;

•	Doubling our fleet size from 11 to 22 vessels;

•	Diversifying both our vessel and charter mix to limit our exposure to market cycles, while positioning ourselves to take advantage of market upswings;

•	Focusing on an advantageous blend of product tanker and drybulk vessels; and

•	Creating a scalable platform to support future growth.

For more information on our recapitalization and reorganization please refer to Note 1 of our condensed consolidated financial statements included herein.

NewLead Holdings Ltd. is a Bermuda company maintaining its principal office in Piraeus, Greece.

Operating Results

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

Charters

We have many long-established charter relationships which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. We have established stringent requirements for selecting qualified charterers. We generate revenues by charging customers for the transportation of oil and petroleum products in our product tankers business and for a wide array of unpackaged cargo in our drybulk business through 16 charter agreements. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues, but may enable us to capture increased profit margins during periods of improvements in charter rates.

We believe that our future results of operations are largely driven by the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read the section titled “Risk Factors” for a discussion of certain risks inherent in our business.

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Market exposure: We manage the size and composition of our fleet by chartering our owned vessels to international charterers. In order to diversify our market risk, we attempt to achieve an appropriate balance of the composition of our vessels between wet and dry vessels.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period for the core vessels. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Equivalent vessels: Equivalent vessels, is the data of available days of the fleet divided by the number of the calendar days in the respective period.

•	TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts. The Newlead Compass (formerly Stena Compass) was employed on bareboat charter during the nine month periods ended September 30, 2010 and 2009. The Newlead Compassion was employed on bareboat charter up to June 10, 2010, and during the three and nine months ended September 30, 2009 was employed on bareboat charters. Accordingly, the Newlead Compass and the Newlead Compassion’s charter rates have been grossed up to reflect a TCE rate of approximately $24,933 per day, assuming operating costs of $6,700 per day, for the three and the nine months ended September 30, 2010 and 2009, as applicable, and for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 and for the years ended December 31, 2008 and 2007.

Set forth below are our selected historical and statistical unaudited data as of September 30, 2010 with respect to charter coverage for our fleet that we believe may be useful in better understanding our financial position and results of operations.

	Successor		Predecessor
	January 1 to	October 14 to	January 1 to	January 1 to	Year Ended
	September 30,	December 31,	October 13,	September 30,	December 31,
	2010	2009	2009	2009	2008
Available Days	4,151	824	2,285	2,181	3,294
Operating Days	3,517	682	1,874	1,795	3,029
Fleet utilization excluding non-core vessels	93.3%	90.6%	97.1%	97.0%	99.2%
Fleet utilization dry sector	98.1%	97.5%	—	—	—
Fleet utilization wet sector	74.7%	76.8%	82.0%	82.3%	92.0%
Equivalent vessels	15.2	10.4	8.0	8.0	9.0
Time Charter Equivalent Rate	$14,184	$12,466	$12,277	$12,433	$16,518
Direct daily vessel operating expenses	$7,206	$8,665	$11,779	$9,778	$8,276

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter rates and periods of charter hire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives; and

•	financing costs related to our indebtedness.

You should read the following discussion together with the information contained in the table of vessel information under “Information on the Company — Business Overview — Our Fleet.” Revenues from period charters are stable over the duration of the charter, provided there are no unexpected or periodic survey off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated. Due to the recapitalization on October 13, 2009 and as part of the new management strategy, we have exited the container market and have entered into the drybulk market to better diversify our business and focus on our “wet” and “dry” business segments. The discussions hereafter then represent only our continuing operations, except where specifically mentioned.

Revenues

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip to long-term, which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Commissions

Commissions are paid to brokers and are typically based on a percentage of the charter hire rate. A typical commission is 1.25% of the gross charter hire/freight earned (including demurrage) for each broker involved in a fixture. We are currently paying aggregate commissions ranging from 2.5% to 6.5% per vessel per fixture (including address commission, which represents money deducted from the charterer at source).

Voyage Expenses

Voyage expenses are incurred due to a vessel being en route from a loading port to a discharging port, to repair facilities or on a repositioning voyage, and include fuel (bunkers) cost, port expenses, agent’s fees, canal dues and extra war risk insurance. Under time charters, the charterer is responsible for paying voyage expenses while the vessel is on hire.

General and Administrative Expenses

These expenses include executive and director compensation (inclusive of shares granted), staff wages, legal fees, audit fees, liability insurance premium and Company administration costs.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, which are not included in “voyage expenses.”

Certain vessel operating expenses are higher during the initial period of a vessel’s operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Under multi-year time charters, and under short-term time charters, we pay for vessel operating expenses. Under bareboat charters, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, dry-dockings, maintenance and repairs.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

We follow the deferral method of accounting for special survey and dry-docking costs. Special survey and dry-docking costs are amortized over the above periods or to the next dry-docking or special survey date if such has been determined, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest and Finance Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, amortization of the debt discount and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure under our loan agreements.

Change in Fair Value of Derivatives

At the end of each quarter, the fair values of our interest rate swaps are valued to market. Changes in the fair value between quarters are recognized in the statements of operations.

Foreign Exchange Rates

Foreign exchange rate fluctuations, particularly between the Euro and the U.S. dollar, have had an impact on our vessel operating expenses and administrative expenses. We actively seek to manage such exposure. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk. See below under “Results of Operations — Foreign Exchange Rates.”

Critical Accounting Policies

NewLead’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these consolidated financial statements requires NewLead Holdings Ltd. to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. The following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Our financial position, results of operations and cash flows include all expenses allocable to our business, but may not be indicative of the results we would have achieved had we operated as a public entity under our current chartering, management and other arrangements for the entire periods presented or for future periods.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, please refer to Note 2 of our consolidated financial statements included herein.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, net

Vessels represent our most significant assets. NewLead records the value of its vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation.

Depreciation is computed using the straight-line basis method over the estimated useful life of the vessel, after considering the estimated residual value. We estimate the residual values of our product tankers based on a scrap value of $307 per lightweight ton, and a scrap value of $250 or $275 per lightweight ton for our drybulk vessels. We believe these levels are common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies and it represents the most reasonable useful life for each of our vessels. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

During the predecessor period in 2009, we concluded that events and circumstances had changed that may indicate the existence of potential impairment of our long-lived assets. As a result, we performed an impairment assessment of long-lived assets. The significant factors and assumptions we used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) historical average time charter rates, (c) current market conditions and, the respective vessel’s ages as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with our historical experience of the shipping industry.

Our assessment included our evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments compared to the carrying value. The significant factors we used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue.

Our impairment analysis as of December 31, 2009 did not result in an impairment loss. During the periods from January 1, 2009 to October 13, 2009, we recorded an impairment loss of $68.0 million from continuing operations and $23.6 million from discontinued operations. During the year ended December 31, 2008, we recorded an impairment loss of $30.1 million, which relates to discontinued operations. There was no impairment loss for the year ended December 31, 2007. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require us to record a material impairment charge in future periods.

For more information please refer to Note 3 of our condensed consolidated financial statements included herein.

Deferred Dry-docking and Special Survey Costs

Our vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 and 60 months respectively, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Share-based compensation

Share-based compensation reflects grants of common shares, restricted common shares and share options approved by the board of directors. The restricted common shares and share option awards are subject to applicable vesting and unvested common shares and options may be forfeited under specified circumstances. The fair values of share option grants have been calculated based on the Binomial lattice model method. The fair value of common share grants is determined by reference to the quoted share price on the date of grant.

Accounts Receivable

The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. The provision for doubtful accounts at December 31, 2009 and 2008 amounted to $1.2 million and $0.9 million, respectively, which relates to continued and discontinued operations.

Revenue Recognition

Revenues are generated by chartering our customers for the use of our vessels to transport petroleum products and wide array of unpackaged cargo. In recognizing revenue we are required to make certain estimates and assumptions. Historically, differences between our estimates and actual results have not been material to our financial results.

We have provided services to our customers under the following types of contractual relationships:

Voyage Charters, which are contracts made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.

Time Charters, which are contracts for the use of a vessel for a fixed period of time at a specified daily rate. All other expenses related to the time charter voyages are assumed by the charterers.

Bareboat Charters, which are contracts pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the customer provides for all of the vessel’s operating expenses including crewing repairs, maintenance, insurance, stores lube oils and communication expenses in addition to the voyage costs (with the exception of commissions) and generally assumes all risk of operation.

Any profit sharing additional hires generated are recorded over the term of the charter as the service is provided.

Fair value of Financial Instruments

We have entered into various interest rate swaps agreements in order to hedge then interest expense arising from our long-term borrowings detailed in Note 11 of our condensed consolidated financial statements included herein. Under the interest rate swaps, we agree with the counter party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount. In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

The 7% Notes have two embedded conversion options — (1) an “Any time” conversion option and (2) a “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

(1) The “Any time” conversion option meets the definition of a derivative under the Financial Account Standards Board’s, or FASB, Accounting Standard Codification, or ASC, 815; however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (a) indexed to its own stock and (b) would be classified in stockholder’s equity, if freestanding. As a result, this conversion option is not be bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.

(2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. However, this embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.

Our market price on the date of issuance of the 7% Notes was $15.24 and the stated conversion price is $9.00 per share. Since the “any time” conversion option has not been bifurcated, we recorded a BCF, totaling $100.5 million, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from January 1, 2010 to September 30, 2010, $10.8 million of interest was expensed in the statement of operations. For the period from October 14, 2009 to December 31, 2009, $17.0 million of interest was expensed in the statement of operations.

Purchase of Vessels

When we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred charter revenue is amortized to “depreciation and amortization expense” over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Results from continuing operations

Nine months ended September 30, 2010 and nine months ended September 30, 2009

Comparison between these two periods is of limited value as a result of our recapitalization on October 13, 2009. The nine months ended September 30, 2009 is reported as a predecessor period, prior to the recapitalization, and the nine months ended September 30, 2010 the successor period, after our recapitalization.

As a result of our recapitalization and the fair value adjustments to the predecessor assets and liabilities, the successor and predecessor periods are not comparable.

The following table presents consolidated revenues and expenses information for the nine months ended September 30, 2010 and 2009. This information was derived from the unaudited condensed consolidated revenues and expenses of the Company for the respective periods.

	Successor	Predecessor
	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2010	2009
	(Unaudited)	(Unaudited)
OPERATING REVENUES	$72,644	$31,734
EXPENSES:
Commissions	(1,794)	(654)
Voyage expenses	(15,306)	(7,621)
Vessel operating expenses	(28,059)	(21,296)
General and administrative expenses	(11,804)	(7,455)
Depreciation and amortization expenses	(28,133)	(11,412)
Impairment loss	(15,662)	(68,042)
Management fees	(1,007)	(853)

	(101,765)	(117,333)

Net operating loss from continuing operations	(29,121)	(85,599)

	Successor	Predecessor
	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2010	2009
	(Unaudited)	(Unaudited)
OTHER (EXPENSES)/INCOME, NET:
Interest and finance expense	(33,072)	(10,135)
Interest income	518	9
Gain on sale from vessels	1,168	—
Other expense, net	(6)	(24)
Change in fair value of derivatives	1,592	1,385

Total other expenses, net	(29,800)	(8,765)

Loss from continuing operations	(58,921)	(94,364)

Net income/(loss) from discontinued operations (includes gain from sale of vessels $2,497 in 2010 and loss $5,584 in 2009, respectively)	2,423	(29,397)

Net loss	$(56,498)	$(123,761)

(Loss)/income per share:
Basic and diluted
Continuing operations	$(8.54)	$(39.39)

Discontinued operations	$0.35	$(12.27)

Total	$(8.19)	$(51.66)

Weighted average number of shares:
Basic and diluted	6,899,628	2,395,596

Set forth below are selected historical and statistical data for the Company that it believes may be useful in better understanding its financial position and results of operations.

	Nine Months
	Ended
	September 30,
	2010	2009
	(Unaudited)

Available days	4,151	2,181
Operating days	3,517	1,795
Fleet utilization excluding non-core vessels	93.3%	97.0%
Equivalent vessels	15.2	8.0
Time Charter Equivalents	$14,184	$12,433
Direct Daily Vessel Operating Expenses(1)	$7,206	$9,778

(1)	Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims and management fees, divided by the vessels calendar days. This has been adjusted to exclude the calendar days with respect to the Newlead Compass (formerly Stena Compass) and the Newlead Compassion, during their employment on bareboat charters.

Revenues

For the nine month period ended September 30, 2010, operating revenues were $72.6 million and total revenues of $31.7 million were recorded for the nine month period ended September 30, 2009. The increase in revenue was attributable primarily to the 73.3% growth in our fleet and the corresponding increase in available and operating days by 90.3% and 95.9%, respectively, reflecting our initiatives to continue the fleet expansion strategy and bring operational, commercial and technical management capabilities in-house. As a result, we had on average 15.6 vessels in operation for the nine month period ended September 30, 2010, and for the nine month period ended September 30, 2009, we had nine vessels. For the nine month periods ended September 30, 2010 and September 30, 2009, our TCE rates were $14,184 per day and $12,433 per day, respectively. Such increase in TCE rates reflects the favorable charters attached to the vessels that were incorporated in our fleet, which was partially offset by the decrease in the charter rates of the vessels operating on the spot market inclusive of voyage expenses.

Fleet utilization excluding non-core vessels for the nine months ended September 30, 2010 was 93.3% and 97.0% for the equivalent period of 2009. Fleet utilization excluding non-core vessels for the nine months ended September 30, 2010 was suppressed by 183 unemployment days attributable mainly to the adverse tanker market conditions and the corresponding decrease in demand. During the nine months of 2010 and 2009, 67.8% and 63.6%, respectively, of our fleet was fixed on time charters. We anticipate that our technical and commercial capabilities, as well as the recently completed divestiture of our commercially challenged non-core vessels, will further improve fleet utilization and contribution as we continue to build a scalable platform to support our growth.

Commissions

Chartering commissions were $1.8 million during the nine months ended September 30, 2010, and $0.7 million during the equivalent period in 2009, which corresponds to the increase in revenue (as previously discussed).

Voyage Expenses

Voyage expenses were $15.3 million during the nine months ended September 30, 2010, and $7.6 million during the equivalent period in 2009. The increase was mainly attributable to the increase in the number of vessels operating on the spot market in 2010 as well as the significant increase of the revenue earned by the vessels operated in the spot market. The number of days for vessels operating on the spot market has increased by 68.9% to 1,339 days in the nine months of 2010 from 793 days for the relevant period in 2009.

Vessel Operating Expenses

Vessel operating expenses were $28.1 million during the nine months ended September 30, 2010 and $21.3 million for the equivalent period in 2009, reflecting the 90.3% and 95.9% growth in the available and operating days, respectively, as a result of the growth of our fleet. Excluding provision for claims, vessel operating expenses were $26.6 million for the nine months of 2010 and $17.8 million for the relevant 2009 period. While the operating expenses increased in total, we achieved 26.3% reduction in our direct daily vessel operating expenses, to $7,206 in the nine months of 2010 from $9,778 in the 2009 relevant period, due to the integration of operational, commercial and technical management since the second quarter of 2010, as well as the incremental expenses that occurred in the third quarter of 2009 that related to extensive vessel main machinery repairs.

General and Administrative Expenses

General and administrative expenses were $11.8 million during the nine months ended September 30, 2010, and $7.5 million for the equivalent period in 2009. Excluding transaction costs, mainly relating to the dropdown transactions and the 2009 recapitalization, general and administrative expenses were $10.5 million for the third quarter of 2010 and $4.9 million for the relevant period of 2009, reflecting the significant growth we have achieved over the last year.

Depreciation and Amortization

Depreciation and amortization was $28.1 million during the nine months ended September 30, 2010, and $11.4 million during the equivalent period in 2009 reflecting the 73.3% increase in operating fleet growth, as well as the amortization of the intangible assets created as a result of the 2009 recapitalization and the 2010 business and asset acquisitions.

Impairment Loss

In light of current market conditions, we evaluated the carrying amounts of our long-lived assets. Following our decision to sell our non-core fleet, memorandums of agreements were signed for the sale of five such vessels during the nine month period ended September 30, 2010. Accordingly, we recorded an impairment loss of $15.7 million based on the future cash flows that these vessels expected to generate. All five vessels were sold during the nine months ended September 30, 2010. During the third quarter of 2009, $68.0 million was recognized as an impairment loss.

Management Fees

Management fees were $1.0 million for the nine months ended September 30, 2010, and $0.9 million during the equivalent period in 2009. The increase was due primarily to management fees associated with the fleet growth (prior to the acquisition of management company), as well as the termination fees paid for the change of management for the Newlead Avra and the Newlead Fortune during the first quarter of 2010, and the fees paid for the termination of the management agreements for the High Rider and the Chinook during the second quarter of 2010, and for the Ostria, the Nordanvind and the High Land during the third quarter of 2010. We expect that as a result of our recapitalization and bringing management in-house, our management fees will eventually be ceased.

Interest and Finance Expense / Interest Income

Interest and finance expense was $33.1 million during the nine months ended September 30, 2010, and $10.1 million during the equivalent period in 2009. The expense for 2010 included a $10.8 million non-cash charge from the amortization of BCF embedded in the 7% Notes issued in October 2009 in connection with our 2009 recapitalization. Excluding the amortization of the beneficial conversion feature and $0.4 million loss from the change in the fair value of our interest rate swaps, interest and finance expense was $21.9 million reflecting $552.7 million of indebtedness for balance sheet purposes as of September 30, 2010, which included approximately $283.4 million in new loans assumed during the second and the third quarters of 2010 related to fleet growth and our newbuilding program. The effective interest rate at September 30, 2010 was approximately 6.0% per annum (September 30, 2009: 5.07%). Furthermore, during the nine month period ended September 30, 2010, we received interest income of $0.5 million. Interest and finance expense for the nine months ended September 30, 2009 consisted of interest expenses of $9.3 million mainly related to the outstanding indebtedness of $221.4 million as of September 30, 2009.

Gain on sale from vessels

As a result of the divestiture of the three non-core vessels in September 2010, we recorded a gain on sale from these vessels of $1.2 million. For the nine month period ended September 30, 2009, no such a gain was recognized.

Change in Fair Value of Derivatives

The mark to market in fair value derivatives during the nine month period ended September 30, 2010, resulted in an unrealized gain of $1.6 million. For the period ended September 30, 2009, we recorded an unrealized gain of $1.4 million.

Net Loss

Loss from continuing operations was $58.9 million for the nine month period ended September 30, 2010, and $94.4 million for the nine month period ended September 30, 2009.

The net loss for the nine month periods ended September 30, 2010 and 2009 was $56.5 million and $123.8 million, respectively. This loss included income from discontinued operations of $2.4 million in 2010 and loss of $29.4 million in 2009, which were related primarily to our strategic decision to exit from the container market.

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Comparison between these two periods is of limited value as a result of the recapitalization on October 13, 2009, the year ended December 31, 2009 is reported as a predecessor period, prior to the recapitalization, and a successor period, after the recapitalization.

The successor and predecessor periods are not comparable as the successor period revenue and expense accounts include increases to certain charges, as well as the addition of the three vessels newly acquired from Grandunion. The increases principally relate to increased interest charges arising as a consequence of additional indebtedness associated with our recapitalization.

	Successor	Predecessor
	October 14,	January 1,
	2009 to	2009 to	Year Ended
	December 31,	October 31,	December 31,
	2009	2009	2008
	(Expressed in thousands of U.S. dollars)
	(Audited)	(Audited)	(Audited)
Operating revenues	$14,096	$33,564	$56,519
Commissions	(407)	(769)	(689)
Voyage expenses	(4,634)	(8,574)	(6,323)
Vessel operating expenses	(6,530)	(22,681)	(19,798)
General and administrative expenses	(12,025)	(8,366)	(7,816)
Depreciation and amortization expenses	(4,844)	(11,813)	(15,040)
Impairment loss	—	(68,042)	—
Management fees	(315)	(900)	(1,404)

	(28,755)	(121,145)	(51,070)

Net operating (loss)/income	(14,659)	(87,581)	5,449

Interest and finance expenses, net	(23,996)	(10,928)	(15,741)
Interest income	236	9	232
Other income, net	—	40	2
Change in fair value of derivatives	2,554	3,012	(6,515)

Net loss from continuing operations	(35,865)	(95,448)	(16,573)
Net loss from discontinued operations	(2,007)	(30,316)	(23,255)

Net loss	$(37,872)	$(125,764)	$(39,828)

Revenues

For the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, total operating revenues from continuing operations were $33.6 million and $14.1 million, respectively. This compares to total revenues of $56.5 million for the year ended December 31, 2008. This decrease in revenue was primarily attributable to a reduction in vessel operating days, as well as, lower TCE rates. For the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, our daily TCE rates were $12,277, $12,466 and $16,518, respectively. The decrease in TCE rates reflects the significant exposure we had in the spot market, as seven out of the twelve vessels operated in the spot market during the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, a consequence of the general economic environment and market conditions for the tanker market that resulted in lower charter/spot rates as well as lower utilization. Moreover an acceleration of scheduled dry-dockings and repairs adversely impacted revenue during the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009. In addition, the Nordanvind did not produce revenue during any of 2009 due to dry-docking and repairs.

Fleet utilization for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008, was 82.0%, 82.8%, and 92.0%, respectively. The decrease in utilization was attributable to the unemployment days when the tankers operated in the spot market, as only 50% of the fleet was operating under time charters for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, compared to 85% of the fleet being fixed on time charters in 2008.

Commissions

Chartering commissions were $0.8 million and $0.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $0.7 million during 2008. The increase is primarily attributable to higher commissions paid due to the fact that seven out of twelve vessels were on spot charters.

Voyage Expenses

Voyage expenses were $8.6 million and $4.6 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $6.3 million during 2008. The significant increase reflects the exposure of our fleet in the spot market, as well as the increase in off-hire days.

Vessel operating expenses

Vessel operating expenses were $22.7 million and $6.5 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $19.8 million during 2008, reflecting increased repairs, as well as the transfer of the drybulk vessels during the period from October 14, 2009 to December 31, 2009. Moreover, during the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, vessel operating expenses include a provision for claims of $3.7 million and $0, respectively. There has been no provision for claims accounted for in 2008. In addition, during 2008, we had fleet running costs partially reduced by the contribution of Magnus Carriers Corporation, or Magnus Carriers, under the budget variance sharing arrangement, under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Magnus Carriers’ contribution to vessel operating expenses amounted to $0.8 million for the year ended December 31, 2008.

General and Administrative Expenses

General and administrative expenses were $8.4 million and $12.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $7.8 million during 2008. This increase relates primarily to transaction costs of $12.4 million associated with the October 13, 2009 recapitalization.

Depreciation and Amortization

Depreciation and amortization expenses were $11.8 million and $4.8 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $15.0 million during the year ended December 31, 2008. This increase was due primarily to the transfer of the three drybulk vessels.

Impairment Loss

Pursuant to the standard requirements, we evaluated the carrying amounts of our long-lived assets in light of current market conditions. The total impairment loss for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, amounted to $68.0 million and $0, respectively. No impairment loss was recorded in the year ended December 31, 2008. The significant factors and assumptions we used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel, including: (a) contracted time charter rates up to the end of life of the current contract of each vessel; (b) historical average time charter rates; (c) current market conditions; and (d) the respective vessel’s age, as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses, assumptions included an annual escalation factor, while estimated fair market values for each vessel were obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments used. All estimates used and assumptions made were in accordance with our historical experience of the shipping industry.

Management Fees

Management fees were $0.9 million and $0.3 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $1.4 million during 2008. This decrease was due primarily to the termination of commercial ship management agreements with Magnus Carriers on May 1, 2009, which was partially offset with the three drybulk vessels transferred as a result of the October 13, 2009 recapitalization.

Interest and Finance Expense

Total interest and finance expenses were $10.9 million and $24.0 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $15.7 million during 2008. The primary reason for such increase relates to the amortization of the beneficial conversion feature of $17.0 million of our 7% Notes during the period from October 14, 2009 to December 31, 2009. Moreover, interest expense on loans was $9.7 million and $5.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to interest expense of $13.4 million during 2008. This increase was due primarily to the initial issuance of the 7% Notes and the $37.4 million credit facility in relation to the three drybulk vessels transferred as part of the recapitalization on October 13, 2009. In particular, the increase in interest expense from October 14, 2009 to December 31, 2009 was attributable primarily to the 7% Notes, which included a $17.0 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% Notes. In addition, amortization of deferred financing costs was $0.6 million and $1.4 million for the periods from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to $0.9 million in 2008.

Change in Fair Value of Derivatives

The mark to market of our eight interest rate swaps during the period from January 1, 2009 to October 13, 2009, resulted in an unrealized gain of $3.0 million. The mark to market of our eight interest rate swaps and our warrants, as well as, the make whole fundamental change derivative resulted in an unrealized gain of $2.6 million for the period from October 14, 2009 to December 31, 2009. This compares to an unrealized loss during 2008 of $6.5 million. The mark to market valuation resulted in an increase in the derivative liabilities in the balance sheet to $17.1 million as of December 31, 2009.

Net Loss

Net loss from continuing operations was $95.4 million and $35.9 million for the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, respectively. This compares to a net loss of $16.6 million, recorded for the year ended December 31, 2008. Besides the significantly lower net revenues generated for the product tankers in the spot market and increased operating expenses as discussed above, the results for the period from January 1, 2009 to October 13, 2009, reflect a $68.0 million vessel impairment charge and a $3.7 million provision for charter claims The results for the period from October 14, 2009 to December 31, 2009 reflect higher net interest expenses of approximately $24.0 million as consequence of our recapitalization, primarily attributable to the 7% Notes, which included a $17.0 million non-cash charge from the amortization of the beneficial conversion feature embedded in the notes as discussed above.

Furthermore, the results from January 1, 2009 to October 13, 2009 also include transaction costs of $12.4 million associated with the recapitalization.

The net loss for the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009 and for the year ended December 31, 2008 was $125.8 million, $37.9 million and $39.8 million, respectively. These include losses from discontinued operations of $30.3 million and $2.0 million for the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively and $23.3 million for the year ended December 31, 2008, which primarily relate to our exit from the container market.

For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following table presents consolidated revenue and expense information for the year ended December 31, 2008 and 2007. This information was derived from our audited consolidated revenue and expense accounts for the respective periods.

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
	(Expressed in thousands of U.S. dollars)
	(Audited)	(Audited)

Operating revenues	$56,519	$55,774
Commissions	(689)	(551)
Voyage expenses	(6,323)	(2,713)
Vessel operating expenses	(19,798)	(17,489)
General and administrative expenses	(7,816)	(5,278)
Depreciation and amortization expenses	(15,040)	(14,029)
Impairment loss	—	—
Management fees	(1,404)	(1,243)

	(51,070)	(41,303)
Net operating income	5,449	14,471

Interest and finance expenses, net	(15,741)	(16,966)
Interest income	232	630
Other income/(expenses) income, net	2	(11)
Change in fair value of derivatives	(6,515)	(4,060)

Net loss from continuing operations	(16,573)	(5,936)
Net loss from discontinued operations	(23,255)	(2,797)

Net loss	$(39,828)	$(8,733)

Revenues

Total revenues increased 1.3% to $56.5 million during the year ended December 31, 2008, compared to $55.8 million in 2007. This minimal increase in revenues was attributable primarily to the vessel utilization as well as competitive charter rates for certain vessels in our fleet compared to 2007. Despite the adverse general economic environment and market conditions that prevailed during the second part of the year in 2008, the tanker products market was less affected. As a result, two out of twelve vessels operated in the spot market during the year ended December 31, 2008.

Commissions

Chartering commissions increased by approximately 16.7% to $0.7 million during the year ended December 31, 2008, compared to $0.6 million during the equivalent period in 2007.

Voyage Expenses

Voyage expenses increased by approximately 133.3% to $6.3 million during the year ended December 31, 2008, compared to $2.7 million during the equivalent period in 2007. The increase was primarily attributable to increased world commodity oil prices, as more of our vessels traded in the spot market with low revenue spot daily rates, and the increase in off-hire days.

Vessel Operating Expenses

Vessel operating expenses increased by approximately 13.1% to $19.8 million during the year ended December 31, 2008, compared to $17.5 million during the equivalent period in 2007. This increase was attributed mainly to higher repairs and upgrading costs for the vessels and higher average fleet running costs partially offset by Magnus Carriers under the budget variance sharing arrangement, under the ship management agreements between certain of our vessel-owning subsidiaries and Magnus Carriers. Magnus Carriers’ contribution to vessels operating expenses amounted to $0.8 million during the year ended December 31, 2008 and $2.2 million during the equivalent period in 2007. Excluding Magnus Carriers’ contribution, vessel operating expenses remained at approximately the same levels.

General and Administrative Expenses

General and administrative expenses increased by approximately 47.2% to $7.8 million during the year ended December 31, 2008, compared to $5.3 million during 2007. This increase was due primarily to increased payroll costs as a result of the establishment of AMT Management, as well as to higher third-party fees and compensation costs related to restricted share grants.

Depreciation and Amortization

Depreciation and amortization increased by approximately 7.1% to $15.0 million during the year ended December 31, 2008, compared to $14.0 million during 2007. This increase was due primarily to higher dry-docking and special survey costs in 2008 relating to the High land, Seine, Ostria and Saronikos Bridge.

Management Fees

Management fees increased by approximately 16.7% to $1.4 million during the year ended December 31, 2009, compared to $1.2 million in 2008.

Interest and Finance Expense

Total interest and finance expense decreased by approximately 7.6% to $15.7 million during the year ended December 31, 2008, compared to $17.0 million in 2007. Interest expense on loans decreased by approximately 11.3% to $13.4 million, compared to $15.1 million in 2007. This decrease was due primarily to lower interest rates. Interest and finance expenses for both the year ended December 31, 2008 and 2007 include amortization of deferred financing costs amounting to $0.9 million and $1.3 million, respectively.

Change in Fair Value of Derivatives

The mark to market impact of our seven interest rate swaps in effect as of December 31, 2008 and 2007 resulted in unrealized losses of $6.5 million and $4.1 million, respectively. The mark to market valuation of this set of seven interest rate swaps for both years resulted in liabilities of $12.5 million and $5.9 million, respectively.

Net loss

Net loss from continuing operations for the year ended December 31, 2008 and 2007 amounted to $16.6 million and $5.9 million respectively. This increase in net loss was primarily attributable to higher fleet running costs, increased voyage expenses, as well as the adverse change in the fair value of our interest rate swaps.

Net loss from discontinued operations for the years ended December 31, 2008 and 2007 were $23.3 million and $2.8 million, respectively. This increase is due primarily to the impairment charge of $30.1 million that related to the container vessels.

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our principal sources of liquidity are cash flows from operations, equity and debt. Our future liquidity requirements relate to: (i) our operating expenses; (ii) quarterly and six month payments of interest and other debt-related expenses and the repayment of principal; (iii) funding of newbuilding contracts; (iv) maintenance of minimum liquidity requirements under our credit facility agreements; (v) payments for dry-docking and special survey costs; and (vi) maintenance of cash reserves to provide for contingencies.

As of September 30, 2010, our liquidity reflects $103.1 million of total cash (non-restricted $59.7 million and restricted of $43.4 million), compared with $116.3 million in total cash as of December 31, 2009. The decrease of $13.2 million in total cash was attributable primarily to vessels’ acquisitions and debt service. Total debt on our balance sheet as of September 30, 2010 and December 31, 2009 was $552.7 million and $278.7 million, respectively, representing a $274.0 million increase. The increase was attributable mainly to: (i) $10.8 million amortization of the beneficial conversion feature attributed to the 7% Notes; (ii) the $154.5 million assumption of loans related to the dropdown entities; (iii) the $91.5 million assumption and drawdown of debt related to the acquisition of five drybulk vessels completed in July 2010; and (iv) the $42.5 million assumption and drawdown of debt related to the acquisition of two Kamsarmax newbuildings. The overall increase in indebtedness was partially offset by $25.3 million of debt repayments including proceeds generated from container vessel sales.

As of September 30, 2010, our currents assets amounted to $90.9 million, while current liabilities amounted to $86.1 million, resulting in a positive working capital position of $4.8 million. Based on our fixed-rate charters and market expectations for our unfixed vessels along with our ability to fully draw on our revolving credit facility, of approximately $62.0 million, as well as our ability to re-structure our commitments, we believe we will generate sufficient cash during the next 12 months to make the required principal and interest payments on our indebtedness, the payments for the newbuildings, to provide for normal working capital requirements and remain in a positive cash position.

New Marfin Revolving Credit Facility

On December 10, 2010, we entered into a Loan Agreement with Marfin Egnatia Bank, for a new reducing revolving credit facility of up to $62.0 million, with a purpose to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility is payable in 10 quarterly installments of $0.1 million and a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest expense on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of December 15, 2010, the outstanding balance of the loan was $48.97 million.

Cash Flows

The following table below summarizes the cash flows from our operations for each of the nine months ended September 30, 2010 and 2009:

	Nine Months
	Ended September 30,
	2010	2009
	(Unaudited)
Net cash used in operating activities	$(5,882)	$(8,912)
Net cash (used in)/provided by investing activities	(3,033)	2,216
Net cash (used in)/provided by financing activities	(37,681)	2,687
Net decrease in cash and cash equivalents	(46,596)	(4,009)
Cash and cash equivalents, beginning of the period	106,255	4,009
Cash and cash equivalents, end of period	$59,659	$—

Net cash used in operating activities

Net cash used in operating activities was $5.9 million for the nine month period ended September 30, 2010, and $8.9 million for the relevant period of 2009. In determining net cash used in operating activities, net loss is adjusted for the effects of certain non-cash items such as depreciation and amortization, impairment loss, gains and losses from sales of vessels and unrealized gains and losses on derivatives.

The cumulative effect of non-cash adjustments to reconcile net loss to net cash used in operating activities was a $55.5 million increase for the nine month period ended September 30, 2010 which consisted mainly of the following adjustments: $15.7 million of impairment loss; $20.4 million of depreciation and amortization charges; $10.8 million from the amortization of the beneficial conversion feature of the 7% Notes; $8.9 million from the amortization of the backlog asset/deferred charter revenue; $2.0 million relating to share-based compensation; $1.6 million of amortization of deferred finance fees and $0.3 million provision for doubtful receivables. These adjustments were partially offset by a $4.2 million gain from the valuation of derivatives. Also, this adjustment excludes gain on vessels sales of $3.7 million.

Furthermore, the cash outflow from operations of $5.9 million for the nine month period ended September 30, 2010, resulted mainly from: a $2.4 million payment for dry-docking and special survey costs; and a $2.2 million decrease in amount due to managing agents. This was partially offset by a $2.8 million decrease in trade and other receivables.

For the nine month period ended September 30, 2009, the cumulative effect of the adjustments to reconcile net loss to net cash used in operating activities was a $106.7 million increase that consisted mainly of the following adjustments: $91.6 million of impairment loss; $16.9 million of depreciation and amortization charges; $0.6 million of amortization of deferred finance fees; $0.4 million relating to share-based compensation; and $0.2 million provision for doubtful receivables. These adjustments were partially offset by a $1.4 million gain from the valuation of derivatives and $1.6 million from the amortization of the deferred charter revenue. This also excludes loss on vessels sale from discontinued operations of $5.6 million.

Furthermore, the cash outflow from operations of $8.9 million for the nine month period ended September 30, 2009, resulted mainly from $5.4 million in payments related to dry-docking and special survey costs; a $6.3 million increase in accrued liabilities; and a $3.6 million increase in accounts payable.

Net cash (used in)/provided by investing activities

For the nine months ended September 30, 2010, our net cash used in investing activities was $3.0 million. The nine month cash flow used in investing activities resulted from advances for vessels under construction of $28.6 million, as well as advances for vessel acquisitions of $3.2 million and the increase in restricted cash of $10.0 million related to a letter of guarantee issued in connection with future installments in respect of newbuildings, which was partially offset by the proceeds from vessel disposals of $37.2 million, as well as the net cash of $1.6 million acquired through the business combination that occurred on April 1, 2010. For the nine months ended September 30, 2009, net cash provided by investing activities was $2.2 million which mainly resulted from the proceeds of vessel disposals.

Net cash (used in)/provided by financing activities

For the nine months ended September 30, 2010, our net cash used in financing activities was $37.7 million. This cash outflow resulted from the $10.1 million net principal repayments of our debt, the increase in restricted cash of $22.2 million mainly related to the disposal from the five non-core vessels (retention accounts) which will be used either to acquire vessels or pay down debt and the payments of deferred charges of $5.4 million. For the nine months ended September 30, 2009, net cash provided by financing activities was $2.7 million resulting from the increase in restricted cash of $5.0 million which was offset by the $2.3 million net principal repayments of our debt.

The following table below summarizes the cash flows from our operations for each of the years ended December 31, 2009, 2008 and 2007:

	Successor	Predecessor	Predecessor	Predecessor
			Year Ended	Year Ended
	October 14, 2009 to	January 1, 2009 to	December 31,	December 31,
	December 31, 2009	October 13, 2009	2008	2007
	(Audited)	(Audited)	(Audited)	(Audited)
Net cash (used in)/provided by operating activities	$(5,869)	$(3,945)	$2,901	$17,581
Net cash provided by/(used in) investing activities	—	2,216	61,083	(2,008)
Net cash provided by/(used in) financing activities	112,124	(2,280)	(72,419)	(14,741)

Net increase/(decrease) in cash and cash equivalents	106,255	(4,009)	(8,435)	832
Cash and cash equivalents, beginning of the year	—	4,009	12,444	11,612

Cash and cash equivalents, end of year	$106,255	$—	$4,009	$12,444

Cash Flows

As of December 31, 2009, 2008 and 2007, we had cash balances of $106.3 million, $4.0 million, and $12.4 million, respectively.

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, net cash used in operating activities was $(3.9) million and $(5.9) million, respectively. This compares to $2.9 million, cash provided by operating activities for the year ended December 31, 2008. This change was due to a larger net loss, excluding non-cash items, which was partially offset by positive cash flow changes in working capital.

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by investing activities was $2.2 million and $0, respectively. This compares to net cash provided by investing activities of $61.1 million for the year ended December 31, 2008. This decrease was due primarily to vessel disposals amounting to $59.6 million during the year ended December 31, 2008. Proceeds from vessel disposals for the period from January 1, 2009 to October 13, 2009 amounted to just $2.3 million.

For the periods from January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, our net cash provided by/(used in) financing activities was $112.1 million and $(2.3) million. This compares to net cash used in financing activities of $(72.4) million in the year ended December 31, 2008. The primary reason for the change was the use of $20.0 million of the proceeds from the issuance of the $145 million of the 7% Notes to reduce the $221.4 million credit facility.

For the year ended December 31, 2008, our net cash provided by operating activities was $2.9 million, compared to $17.6 million during the year ended December 31, 2007, a decrease of 83.5%. This decrease was due primarily to a net loss of $39.8 million for the year ended December 31, 2008, compared to a net loss of $8.7 million for the year ended December 31, 2007.

For the year ended December 31, 2008, our net cash provided by investing activities was $61.1 million, compared to our net cash used in investing activities of $(2.0) million during the year ended December 31, 2007, an increase of 3155%. This increase was due primarily to vessel disposals amounting to $59.6 million during the year ended December 31, 2008. There were no disposals of vessels in the year ended December 31, 2007.

In the year ended December 31, 2008, our net cash used in financing activities was $72.4 million, compared to $14.7 million in the year ended December 31, 2007, an increase of 393%. This increase was due primarily to repayments under our credit facility amounting to $61.1 million.

EBITDA and Adjusted EBITDA

Adjusted EBITDA for the nine month period ended September 30, 2010 was $25.5 million, reflecting $15.7 million for impairment loss, $1.6 million non-cash gain in the fair value of derivatives, $1.2 million non-cash gain on sale from vessels, $2.0 million for share-based compensation expense, $0.3 million provision for doubtful receivables, $1.5 million provision for claims, $0.4 million for the straight lining of revenue, as well as operating loss for non-core vessels of $6.6 million. Excluding these items, EBITDA from continuing operations for the nine month period ended September 30, 2010 was $1.8 million, and for the nine month period ended September 30, 2009 EBITDA loss from continuing operations was $72.8 million. Adjusted EBITDA for the nine month period ended September 30, 2009 was $8.2 million, reflecting $68.0 million for impairment loss, $3.5 million provision for claims, $1.4 million non-cash gain in the fair value of derivatives, $0.4 million for share-based compensation expense and $0.2 million provision for doubtful receivables, as well as operating loss for non-core vessels of $10.3 million. This growth in Adjusted EBITDA was attributable primarily to the increased operational contribution from revenues related to the 73.3% operating fleet growth and the 26.3% reduction in daily vessel operating expenses to $7,206 from $9,778 in the nine month period ended September 30, 2009.

Indebtedness

As of September 30, 2010 and December 31, 2009, our total indebtedness for balance sheet purposes was approximately $552.7 million and $278.7 million, respectively. Indebtedness as of September 30, 2010 reflected the $154.5 million assumption of loans related to the dropdown of six vessels and commercial/technical management companies completed on April 1, 2010, the $42.5 million assumption and drawdown of debt related to the acquisition of two Kamsarmax newbuildings, the $91.5 million assumption and drawdown of debt related to the acquisition of five dry bulk vessels completed in July 2010 and reflecting the $125.0 million of the 7% Notes as $52.2 million due to the netting impact of the BCF (discount), as described below under “Recapitalization”.

As of December 15, 2010, we estimated our total indebtedness for balance sheet purposes to be approximately $612.0 million, reflecting the $125.0 million outstanding principal amount of the 7% Notes as $55.2 million, due to the netting impact of the BCF, and the capital lease obligation under the Newlead Prosperity of $23.0 million.

Recapitalization

Prior to the recapitalization on October 13, 2009, the Company was in default of its $360.0 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent which had an outstanding balance of $221.4 million. As part of the recapitalization our existing syndicate of lenders entered into a new $221.4 million facility agreement, referred to herein as the

“Facility Agreement”, by and among us and the banks identified therein in order to refinance our existing revolving credit facility.

The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2.0 million each, and a sum of $163.4 million (comprised of a repayment installment of $2.0 million and a balloon repayment of $161.4 million) due in October 2014. In January 2010, we paid an aggregate amount of $9.0 million after the proceeds received from the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. Giving effect to the application of container proceeds, the quarterly installments were reduced to approximately $1.9 million each, and a sum of $156.1 million (comprised of a repayment installment of $1.9 million and a balloon repayment of $154.2 million) due in October 2014. As of September 30, 2010, the outstanding balance was $186.6 million and the effective interest rate was 7.03%. As of December 15, 2010, the outstanding balance was $184.701 million.

On April 26, 2010, we entered into the Deed relating to this term loan facility. The Deed is supplemental to the Facility Agreement dated October 13, 2009 as supplemented and amended from time to time, and was entered into among us and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount covenanted to under the original deed may be applied to prepayment of sums outstanding under the original loan without incurring an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and shall be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.

Our obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in our fleet and any other vessels we subsequently acquire to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels, excluding the three vessels transferred to us as part of the recapitalization.

Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50%;

•	2.75% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if our total shareholders’ equity divided by our total assets, adjusting the book value of our fleet to its market value, is less than 27.5%.

As a result of our recapitalization, new financial covenants were put in place. Except for working capital (as defined in the loan facility) and minimum liquidity, all other financial covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. We were in compliance with the debt covenants as of September 30, 2010.

The new Facility Agreement requires us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b) 30% from the financial quarter ending September 30, 2013 onwards.

•	maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0);

•	the minimum liquidity requirement, at 5% of the outstanding loan;

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;

(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

We assumed a $37.4 million credit facility in relation to the three vessels transferred to us as part of our recapitalization during the fourth quarter of 2009. The $37.4 million credit facility was originally payable in 20 consecutive quarterly installments of $1.56 million and a $6.2 million repayment due in October 2014. Such facility bore a margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been periodically paid down and drawn upon to minimize our cost of capital. We were paying a 1% commitment fee on the undrawn amount. This credit facility was refinanced with a new credit facility signed on May 6, 2010. For more information please refer to the section “Dropdown of six vessels and commercial/technical management companies”.

In connection with the recapitalization on October 13, 2009, we issued $145.0 million in aggregate principal amount of the 7% Notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustments for certain events, including certain distributions by us of cash, debt and other assets, spin-offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between us and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 0.4 million common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The fair value of these warrants was determined as of October 13, 2009, and as such, is amortized over a period of six years. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, our President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes, in an amount of $20.0 million, were used in part to repay a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, we entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20.0 million of the 7% Notes into approximately 2.22 million new common shares. The $125.0 million outstanding principal amount of our 7% Notes is reflected as $52.2 million on our September 30, 2010 balance sheet due to the netting impact of a beneficial conversion feature (discount) described below and in Note 13 of our condensed consolidated financial statements. As of December 15, 2010, an aggregate of $125.0 million principal amounts of the 7% Notes remain outstanding and we estimate the net outstanding amount for balance sheet purposes was approximately $55.2 million. If we are successful in raising gross proceeds of at least $      million in this offering, our current outstanding principal amount of $125.0 million of 7% Notes will be exchanged for an aggregate of           common shares, based on the offering price of      per share.

We have accounted for the 7% Notes as follows:

(1) A Beneficial Conversion Feature, or BCF; and

(2) A “Make Whole Fundamental Change” conversion option which was valued separately. Under the accounting provision, these two components factor into the valuation of the 7% Notes as follows:

•	The BCF was valued at $100.5 million and is amortized over the life of the 7% Notes as interest expense. The BCF represents the difference between the conversion price of the 7% Notes ($9.00) and the market price of our common shares at the date of issuance ($15.24), multiplied by 1.34 million shares, assuming full conversion of the initial $145.0 million of 7% Notes. Assuming no further conversions of the remaining $125.0 million of 7% Notes, the annual BCF amortization will be $14.4 million annually; and

•	The Make Whole Fundamental Change was valued at $31,301 relating to an additional benefit of 10% of additional shares that the holders can potentially acquire when converting the 7% Notes should certain conditions exist. This is also amortized over the life of the 7% Notes as an interest expense.

We use interest rate swaps to hedge our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please refer to the section “Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Exposure.”

Dropdown of six vessels and commercial/technical management companies

On April 1, 2010, we completed the dropdown of six vessels and a management company pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010, or the Purchase Agreement, between us and our affiliate Grandunion and entered into $154.5 million in vessel related indebtedness.

The $37.4 million credit facility was refinanced with a new credit facility signed on May 6, 2010. Specifically, we entered into a facility agreement with Marfin Egnatia Bank, for a reducing revolving credit facility of up to $65.28 million, in relation to the Grand Rodosi, the Australia, the China and the Brazil as well as Newlead Shipping S.A. and Newlead Bulkers S.A., which consolidated our existing $37.4 million credit facility in connection with the three vessels transferred to us as part of the recapitalization in October 2009 and the initial facility of $35.0 million agreement for the Grand Rodosi. The facility is payable in 12 quarterly installments of $1.885 million followed by 20 quarterly installments of $2.133 million due in May 2018. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.7%; the floating portion of the $65.28 million is $32.56 million and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin) while the fixed portion of the $65.28 million is $32.72 million and bears an interest rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. Upon the completion of the sale and leaseback transaction, the $65.28 million of reducing revolving credit facility has been extinguished. This loan facility terminated on November 23, 2010 and its outstanding balance of $44.113 million was fully repaid through the proceeds of the sale and leaseback transaction which concluded at the same date. For more information about this transaction please refer to the section “Sale and leaseback transaction” below.

On April 1, 2010, we entered into a Loan Agreement with Commerzbank, dated November 10, 2006, as supplemented by a Third Supplemental Agreement dated November 5, 2010 (which supplemented a Second Supplemental Agreement, dated April 1, 2010, which supplemented a First Supplemental Agreement, dated April 18, 2008), for a loan facility of up to $18.0 million, in relation to the Grand Venetico. The loan is payable in two quarterly installments of $0.625 million, followed by a lump sum payment of $0.75 million, followed by one installment of $0.75 million due on December 31, 2010, followed by a $7.125 million balloon payment due on January 31, 2011. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.0% (assuming current LIBOR of 0.288%, plus a 2.75% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the installment due in October 2010. This loan facility terminated on December 14, 2010 and its outstanding balance of $7.875 million was fully repaid through the proceeds of the new Marfin revolving credit facility.

On April 1, 2010, we entered into a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27.5 million in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $0.375 million followed by 15 quarterly installments of $0.475 million and a balloon payment of $12.875 million. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.5% (assuming current LIBOR of 0.288%, plus a 3.25% margin). Thereafter, the applicable margin will be calculated according to the security cover ratio and the existence of an approved charterer. The applicable margin will be: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6.0 million, in accordance with the following, all as described in the loan facility: (i) when the value to loan ratio is in compliance, only 50% of the excess cash is to be applied towards prepayment of the loan facility; and (ii) if value to loan ratio is not in compliance, 100% of the excess cash to be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125%, thereafter. The loan facility, includes, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) to be not less than zero during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter. As of April 1, 2010, the outstanding balance on such loan facility was $27.5 million. On June 4, 2010, we further novated, amended and restated this Loan Agreement. The Loan Agreement was amended to reflect the renaming of the Grand Victoria to the Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Ltd. of Liberia. As of December 15, 2010, the outstanding balance was $26.75 million.

On April 1, 2010, we entered into a Loan Agreement with Piraeus Bank, dated March 19, 2008, as further supplemented by a Second Supplemental Agreement, dated March 31, 2010 (initially supplemented by a First Supplemental Agreement, dated February 26, 2009), for a loan of up to $76.0 million in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1.5 million followed by four quarterly installments of $1.25 million followed by 19 quarterly installments of $1.125 million and a balloon payment of $37.225 million due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60.0 million, although such covenant is waived through the period ending December 31, 2011; (ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, of not more than 75%, although such covenant is waived through the period ending December 31, 2011; (iii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) the value to loan ratio must be 130% during the period the loan facility remains outstanding, although such covenant is waived through the period ending February 28, 2012. As of December 15, 2010, the outstanding balance was $61.1 million.

On April 1, 2010, we also entered into a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21.0 million, in relation to the Grand Ocean. The loan facility is payable in one quarterly installment of $0.85 million followed by six quarterly installments of $0.8 million followed by seven quarterly installments of $0.75 million and a balloon payment of $10.1 million due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60.0 million, although the covenant is waived through the period ending December 31, 2011; (ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, to be no more than 75%, although this covenant is waived through the period ending December 31, 2011; (iii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) value to loan ratio must be 130% during the period the loan facility remains outstanding, although the covenant is waived through the period ending February 28, 2012. As of December 15, 2010, the outstanding balance was $18.55 million.

Total fees for the loans we entered in 2010 amounted to $5.2 million and they have been recorded as deferred charges and amortized over the life of their related facility. Of such fees $3.2 million was paid in cash and an amount of $2.0 million represents the fair value of 237,500 warrants with strike price ranging between $3.00 and $24.00 and contractual terms from approximately eight to 10 years.

Newbuilding program

On April 15, 2010, we entered into two facility agreements in relation to the two acquired Kamsarmaxes, or the Kamsarmax Syndicate. The senior facility agreement which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66.7 million and is payable to 20 quarterly installments of $1.52 million and a final payment of $36.3 million due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $34.17 million, while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate.

The junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation is for $13.3 million and is payable in 20 quarterly installments of $0.13 million and a final payment of $10.7 million due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. This junior facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $13.3 million, while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate.

Both facility agreements include financial covenants, all as described in the loan facilities including: (i) security coverage of 115% up to and including the second anniversary of final delivery date, 120% up to third anniversary date, 125% up to fourth anniversary date and 130% thereafter; (ii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than: (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the equity ratio to be not less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of December 15, 2010, the outstanding balance of the loans was $52.5 million.

Five vessel acquisition

In July 2010, we completed the acquisition of five drybulk vessels, including two newbuildings and the right of first refusal for three additional newbuildings pursuant to the terms of a Securities Purchase Agreement, dated July 2, 2010, or the July Purchase Agreement, between us and Grandunion. Upon closing, in accordance with the July Purchase Agreement, the shares of the vessel owning subsidiaries were transferred to us. Total consideration for such shares was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance will be paid towards the newbuilding installments and will be financed with committed bank and shipyard credit facilities as well as cash.

In connection with the completion of such acquisition of the five drybulk vessels we assumed $86.4 million in vessel related indebtedness, as follows:

We assumed a Loan Agreement with First Business Bank, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010, for a loan facility of up to $24.15 million, in relation to the Grand Spartounta. The loan is payable in 19 quarterly installments of $0.8 million followed by a $8.95 million payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). This loan facility, includes, among other things, a value to loan ratio that must be at all times 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% to be tested on December 31, 2012, increasing to 30%, annually thereafter; (ii) liquidity of not less than 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) to be not less than zero dollar ($0) during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis of 2:1 as at December 31, 2012 and 2.5:1 as at December 31, 2013 and annually thereafter. As of December 15, 2010, the outstanding balance of this loan was $23.35 million.

We assumed a Loan Agreement with Emporiki Bank, dated November 29, 2006, as supplemented by a Third Supplemental Agreement, dated July 2, 2010, for a loan facility of up to $14.75 million, in relation to the Grand Markela. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated September 8, 2010, to reflect the renaming of the Grand Markela to the Newlead Markela, and the change of registry of the vessel from Liberia to Marshall Islands, and it was further supplemented by a Fifth Supplemental Agreement, dated November 8, 2010. The loan is payable in four semiannual installments of $1.17 million followed by a $5.12 million payment due in November 2012. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.288%, plus a 3.0% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 125% up until the maturity date, a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied towards reducing the balloon payment from the initial $3.95 million to the amount of $2.50 million and an average monthly balance of the earnings account held within the bank in the name of the borrower of $0.4 million. As of the date of assumption, the outstanding balance on such loan facility was $9.8 million. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) of not less than zero dollars ($0) at each quarter end during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter, ending September 30, 2012 until June 30, 2013 and 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. This loan facility terminated on December 14, 2010 and its outstanding balance of $9.8 million was fully repaid through the proceeds of the new Marfin revolving credit facility.

We assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32.0 million, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1.13 million to the initial outstanding amount of $14.79 million. The loan is payable in 15 quarterly installments of $0.525 million followed by a $5.785 million payment due in April 2014. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.288%, plus a 3.75% margin). This loan facility includes, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on June 30, 2011. As of the date of assumption, the outstanding balance on such loan facility was $15.355 million. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; and (iii) a minimum interest coverage ratio (as defined in the loan facility) of 2:1 for the period from January 1, 2013 until December 30, 2013, increasing to 2.5:1, thereafter. As of December 15, 2010, the outstanding balance of this loan was $13.135 million.

We assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a Third Supplemental Agreement, dated December 15, 2010 (which initially amended and supplemented a First Supplemental Agreement, dated July 14, 2010, and further supplemented by a Second Supplemental Agreement, dated November 9, 2010) for a loan facility of up to $48.0 million, in relation to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million followed by 15 quarterly installments of $0.4 million, with the last installment payable together with the $9.0 million of the balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million followed by 10 quarterly installments of $0.4 million with the last installment payable together with the $11.0 million of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.288%, plus a 3.0% margin). The loan facility, includes, among other things, a value to loan ratio (as defined in the loan facility) that must be at all times 110% over the first 5 years and 120% thereafter, a cash sweep on the earnings of the vessels, representing the 100% of the excess cash flow (as defined in the loan facility) for the period commencing on delivery date of each vessel until the relevant balloon amount is reduced to $3.0 million and the 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $0.5 million (applicable after each vessel’s respective deliveries). As of the date of assumption, the outstanding balance on such loan facility was $14.1 million. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) maintenance of the ratio of EBITDA to interest payable (as both are defined in the loan facility) on a trailing four financial quarter basis of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter; (iv) maintenance of free cash in an amount that is no less than $5.0 million; and (v) working capital (as defined in the loan facility) of no less than zero at each quarter end. As of December 15, 2010, the outstanding balance of the loan was $19.134 million.

We assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010 for a reducing revolving credit facility of up to $23.0 million. The loan is payable in 12 quarterly installments of $0.1 million followed by a $21.8 million payment due in October 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.288%, plus a 3.75% margin). As of the date of assumption, the outstanding balance on such loan facility was $23.0 million. The loan facility includes financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. This loan facility terminated on November 23, 2010 and its outstanding balance of $22.9 million was fully repaid through the proceeds of the sale and leaseback transaction which concluded at the same date. For more details about this transaction please refer to the section “Sale and leaseback transaction” below.

Sale and leaseback transaction

In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four drybulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period is eight years. We retain call options to buy the vessels back during the lease period at pre-determined de-escalating prices and we are obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. We have also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters for the four vessels is approximately $40,000 per day for the first three years, and approximately $24,000 per day thereafter. We will continue to earn charter hire on the current time charters on the vessels. Moreover, we used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on the previously listed vessels, as well as other bank debt and associated fees. Furthermore, we have been provided a revolving credit facility of up to $62.0 million. As of December 15, 2010, the outstanding balance of the lease debt was $85.584 million.

In addition, pursuant to the sale and leaseback transaction, we agreed with Lemissoler Maritime Company W.L.L. (i) to issue 36,840 common shares issuable upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at our option, either cash of $182,400 or a number of common shares having a value of $182,400, based on a common share value of 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at our option, either cash of $109,440 or a number of common shares having a value of $109,440, based on a common share value of 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events.

New Marfin Revolving Credit Facility

On December 10, 2010, we entered into a Loan Agreement with Marfin Egnatia Bank, for a new reducing revolving credit facility of up to $62.0 million, with a purpose to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility is payable in 10 quarterly installments of $0.1 million and a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) our shareholders’ equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013;

and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest expense on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of December 15, 2010, the outstanding balance of the loan was $48.97 million.

EBITDA and adjusted EBITDA reconciliation to net loss

We present the non-GAAP financial measures of EBITDA and Adjusted EBITDA as supplemental measures in our financial information. EBITDA represents net loss from continuing operations, before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items, including straight-line of revenue, provision for doubtful receivables, provision for claims, change in fair value of derivatives, impairment loss, gains and losses on sales of assets, share-based compensation expense and operating loss for the non-core vessels. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which liquidity can be assessed, and each presents useful information to investors regarding our performance and our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties in the evaluation of the performance of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

	(Unaudited)		(Unaudited)
	Successor		Predecessor
	January 1 to	October 14 to	January 1 to	January 1 to	Year Ended	Year Ended	Year Ended	Year Ended
	September 30,	December 31,	October 13,	September 30,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2009	2009	2008	2007	2006	2005
			(All amounts in thousands of U.S. dollars, unless otherwise stated)
NET (LOSS)/INCOME from continuing operations	$(58,921)	$(35,865)	$(95,448)	$(94,364)	$(16,573)	$(5,936)	$1,644	$6,645
Plus Net interest expense/(income)	32,554	23,760	10,919	10,126	15,509	16,336	12,652	7,851
Plus Depreciation and Amortization	28,133	4,844	11,813	11,412	15,040	14,029	9,318	4,116

EBITDA	$1,766	$(7,261)	$(72,716)	$(72,826)	$13,976	$24,429	$23,614	$18,612
Plus Deferred Income (straight-line)	433	158	—	—	—	—	—	—
Plus Claim provisions	1,499	—	3,730	3,463	—	—	—	—
Plus Impairment loss	15,662	—	68,042	68,042	—	—	—	—
Plus/(minus) Change in fair value of derivatives (including warrants valuation)	(1,592)	(2,554)	(3,012)	(1,385)	6,515	4,060	1,788	(248)
Minus gain on sale from vessels	(1,168)	—	—	—	—	—	—	—
Plus Doubtful receivables and bad debts	294	—	217	215	160	—	—	—
Plus Share — based compensation expense	2,028	7,898	793	370	1,083	1,232	—	—
Operating loss for non-core vessels	6,564	2,971	5,648	10,359	(4,298)	(10,987)	(9,258)	(10,822)

Adjusted EBITDA	$25,486	$1,212	$2,702	$8,238	$17,436	$18,734	$16,144	$7,542

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

As of September 30, 2010, significant existing contractual obligations and contingencies consisted of our obligations as borrower under our Facility Agreement. In addition, we had contractual obligations under interest rate swap contracts, ship management agreements and an office rental agreement.

Long-Term Financial Obligations and Other Commercial Obligations

The following table sets out long-term financial and other commercial obligations, outstanding as of September 30, 2010 (all figures in thousands of U.S. dollars):

	Payment Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligation(1)	$625,455	$34,862	$116,265	$250,292	$224,036
Interest payments(2)	144,996	35,996	57,323	41,002	10,675
Rental agreement(3)	5,165	426	871	897	2,971
Newbuildings and vessel future commitments	150,200	116,950	32,250	1,000	—

Total	$925,816	$188,234	$206,709	$293,191	$237,682

Notes:

(1)	Refers to our obligations to repay the indebtedness outstanding as of September 30, 2010, assuming that we meet the covenants of our credit facilities.

(2)	Refers to our expected interest payments over the term of the indebtedness outstanding as of September 30, 2010, assuming an effective interest rate of 6.0% per annum.

(3)	Refers to our obligations under the rental agreements for office space.

Commitments

Rental agreements

We have entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., in which Michail Zolotas, our Chief Executive Officer and member of our board of directors is a shareholder, at an aggregate monthly rate of approximately €26,000 as of September 30, 2010. These rental agreements vary in duration with the longest agreement expiring in April 2022.

Commercial and Technical Ship Management Agreements

At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra, Newlead Fortune, High Land, High Rider and Ostria had technical ship management agreements with International Tanker Management Limited, or ITM, based in Dubai, which were cancellable by either party upon two months’ notice. The agreed annual management fees were approximately $0.17 million per vessel, during each of 2010 and 2009. During the nine month period ended September 30, 2010, the vessel owning companies of the Newlead Avra and the Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company that was controlled by Grandunion and that has been NewLead’s subsidiary since April 1, 2010. The agreed annual management fees were approximately $0.20 million per vessel.

The Chinook had a technical ship management agreement with Ernst Jacob Ship Management GmbH, or Ernst Jacob, which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fee per vessel for 2010 and 2009 is approximately €153,000 and €150,000, respectively (equal to approximately $0.2 million).

Magnus Carriers, a company owned by two of our former officers and directors, provided the vessel-owning companies of the Newlead Avra, Newlead Fortune, High Land, High Rider, Ostria and Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by us effective May 1, 2009. At September 30, 2010, the commercial management services of all vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

Purchase of Vessel

In the fourth quarter of 2010, we committed to purchase one Handysize vessel, already delivered to us under bareboat charter, the Newlead Prosperity, for a consideration of $24.5 million. As of September 30, 2010, the remaining payment commitment amounted to $24.5 million. Futhermore, in the third quarter of 2010, we entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31.8 million, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, we cancelled such agreement and subsequently agreed to a mutual settlement with sellers in full and final settlement of all their claims under the subject sale and purchase contract. The relevant settlement agreement is dated December 21, 2010, and in compliance with its terms and conditions, we have released to the sellers the deposit of approximately $3.2 million. An additional and final payment of the agreed sum of $1.95 million will be made in the first quarter of 2011.

Newbuildings

As of September 30, 2010, remaining commitments for newbuildings upon their final delivery amounted to: (i) approximately $50.0 million relating to the two Kamsarmax vessels (delivery was made in the fourth quarter of 2010 for Hull N213, named the Newlead Tomi, and, for Hull N216, delivery is expected in the fourth quarter of 2011); (ii) approximately $29.6 million relating to the Post-Panamax vessel until delivery expected in the second quarter of 2011; and (iii) approximately $46.1 million relating to the two Hulls 4023 and 4029 with delivery expected in the first quarter of 2011 and in the third quarter of 2012, respectively.

Related Parties

Management services and commissions

Magnus Carriers Corporation, a related party, is a company that provided commercial management services to certain vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7,000 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled to a commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by us on May 1, 2009.

For the nine month periods ended September 30, 2010 and 2009, the management fees were approximately $0 and $0.4 million, respectively (figures include continuing and discontinued operations).

Sea Breeze

As part of attaining revenue (commissions) for our vessels, we have contracted with a related entity, Sea Breeze Ltd., of which one of our former directors is a shareholder. In addition, we paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and the MSC Seine, respectively. For the nine month periods ended September 30, 2010 and 2009, the commissions amounted to $0.12 million and $0.08, respectively (figures include continuing and discontinued operations).

Newfront — Stamford

The vessels Australia, China and Brazil had technical ship management and commercial management agreements with Stamford (as to the Australia), and Newfront (as to the China and the Brazil), both related parties with common shareholders. These commercial and technical management agreements were terminated in the first quarter of 2010. For the nine month period ended September 30, 2010, the management fees to Newfront and Stamford were approximately $0.05 and $0.03 million, respectively. There was no ship management agreement with Newfront or Stamford during the nine month period ended September 30, 2009.

Newlead Bulkers S.A.

Since April 1, 2010, Newlead Bulkers has been our subsidiary as a result of the transaction with Grandunion described in Note 5 of our condensed consolidated financial statements and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Bulkers assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the nine month period ended September 30, 2010 were $0.06 million.

Newlead Shipping S.A.

Since April 1, 2010 Newlead Shipping has been our subsidiary as a result of the transaction with Grandunion described in Note 5 of our condensed consolidated financial statements and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Shipping assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the nine month period ended September 30, 2010 were $0.04 million.

Grandunion Inc.

In April 2010, we completed the acquisition of six vessels (two product tankers and four drybulk vessels) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more information please refer to Note 10 of our condensed consolidated financial statements. In July 2010, we completed the acquisition of five drybulk vessels from Grandunion, including two newbuildings with long term quality time charters. Total consideration for the acquisition of the five vessels was approximately $147.0 million, which includes approximately $93.0 million in assumed bank debt and other liabilities. The balance, representing newbuilding commitments, will be financed with committed bank and shipyard credit facilities, as well as with cash from our balance sheet.

Terra Stabile A.E.

We lease office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our Board of Directors. In November 2009, we entered with the landowner into a 12-year lease agreement in relation to the office space and on April 28, 2010 we entered into a 12-year lease agreement for the warehouse space (see Note 17 of our consolidated financial statements). Total rent for the nine month period ended September 30, 2010 was approximately $0.23 million.

Domina Petridou O.E.

We leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of our former directors is a shareholder. In November 2005, we entered into a 10-year lease agreement with the landowner. In October 2007, we entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010, respectively (see Note 17 of our consolidated financial statements). Total rent for the nine month periods ended September 30, 2010 and September 30, 2009 amounted to approximately $0.02 and $0.10 million, respectively.

Aries Energy Corporation/Rocket Marine Inc.

On April 15, 2010, we completed (a) the purchase of the two Kamsarmaxes for an aggregate consideration of $112.7 million (including payments up to the delivery of the vessels and ready for sea costs) and (b) the sale of the Chinook for $8.5 million as part of the same deal. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine Inc., or Rocket Marine, one of our principal shareholders, is one of the principals of the seller of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our Board in October 2009. Accordingly, even though Rocket Marine is a principal shareholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly-unaffiliated third party. For more information please refer to Note 9 of our consolidated financial statements included herein.

Amounts due from/(to) related parties

Amounts due from related parties were $0 and $0.04 million at September 30, 2010 and at December 31, 2009, respectively, and amounts due to related parties were $0 and $0.2 million at September 30, 2010 and at December 31, 2009, respectively, and are analyzed as follows:

	As of	As of
	September 30,	December 31,
	2010	2009

Newfront Shipping S.A.	$—	$40

Total due from	—	40

Stamford Navigation Inc.	—	(234)

Total due to	$—	$(234)

Amounts due from/(to) managing agents

Amounts due from managing agents were $0.8 million and $0.008 million at September 30, 2010 and at December 31, 2009, respectively, and amounts due to managing agents were $0.2 million and $1.9 million at September 30, 2010 and at December 31, 2009, respectively, and are analyzed as follows:

	As of	As of
	September 30,	December 31,
	2010	2009

International Tanker Management Ltd	$799	$—
Wilhelmsen Ship Management	—	8

Total due from	799	8

International Tanker Management Ltd	—	(1,812)
Ernst Jacob Ship Management GmbH	(158)	(56)

Total due to	$(158)	$(1,868)

Recent Accounting Pronouncements

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its condensed consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity, or VIE. This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. The new guidance was effective for the Company for the fiscal year beginning January 1, 2010 and its adoption did not have a material effect on its condensed consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance (September 30, 2009), however earlier application is permitted. The application of this new guidance did not have a significant impact on the Company’s condensed consolidated financial statements.

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for the Company beginning in the first quarter of fiscal 2011. The adoption of the new standards has not had and is not expected to have a significant impact on the Company’s condensed consolidated financial statements.

Subsequent Events

In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements in the first half of fiscal 2010.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Exposure

Debt Instruments:

NewLead’s exposure to interest rate risk, which could impact our results of operations, relates to the our floating debt outstanding. The interest rate related to our total debt outstanding is based on floating three month U.S. LIBOR plus, a specific margin for each credit facility. Our objective is to minimize our interest expenses while managing the exposure of our financial condition to interest rate risk, through our financing activities and, when we deem appropriate, through the use of designated interest rate swaps.

As of September 30, 2010, we had $552.7 million in total indebtedness for balance sheet purposes. The interest on the credit facilities is at a floating rate and, therefore changes in interest rates would have an effect on their value. The interest rate on the 7% Notes is fixed and, therefore there is no associated market risk. Excluding the 7% Notes, our total indebtedness as of September 30, 2010 and December 31, 2009, was $500.5 million and $237.3 million, respectively.

For the nine months ended September 30, 2010, a 1% increase and decrease in LIBOR would have resulted in an increase or decrease of approximately $1.1 million in our interest expense on the unhedged portion of drawings under the terms of our existing credit facilities.

Interest rate swaps:

As of September 30, 2010, in order to effectively manage our interest rate risk, we had the following interest rate swaps outstanding:

•	On July 5, 2006, we entered into interest rate swaps with five banks on identical terms. These five swaps have an effective date of July 3, 2006 and a maturity date of April 4, 2011. Under the terms of the swap agreements, we pay a fixed interest rate of 5.63% per annum on a total of $100.0 million of our long-term debt.

•	On April 3, 2008, we entered into a floored swap transaction with one bank and a simultaneous swap and cap transaction with another bank. These two synthetic swaps have an effective date of April 3, 2008 and maturity dates of April 3, 2011 and April 4, 2011, respectively. Under the terms of the floored swap agreement, we pay a fixed interest rate of 4.285% per annum on a total of $23.3 million of our long term debt. Under the terms of the swap and cap transactions, we pay a fixed interest rate of 4.14% on a total of $23.3 million of our long-term debt and we have limited our interest rate exposure to 4.14% on an additional amount of $23.3 million.

•	In connection with the recapitalization, we entered into a credit facility and an interest rate swap with Marfin Egnatia Bank. On May 6, 2010, we refinanced this credit facility (see Note 11 of our condensed consolidated financial statements). The aforementioned swap was re-attached to the new credit facility and has a termination date of September 2, 2014. Under the terms of the swap agreement, we pay a fixed interest rate of 4.08% per annum on the notional amount of the swap.

•	In connection with the acquisition of the two Kamsarmaxes, we assumed two interest rate swaps with Bank of Scotland both of which had maturity dates of April 4, 2013. Under the terms of the swap agreements, we paid a fixed interest rate of 3.973% per annum. These swaps were amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facilities. The amended and extended swap agreements began July 6, 2010 and have maturity dates on October 15, 2015 and a fixed interest rate of 4.01% per annum on the notional amount of the swaps.

As of September 30, 2010, the notional amount of the abovementioned interest rate swaps was $248.7 million.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur certain expenses in other currencies, primarily Euros. During the nine months ended September 30, 2010, the value of the U.S. dollar reached highs of $1.46 and lows of $1.19 compared to the Euro. An adverse or positive movement in these currencies could increase our expenses. During the nine months ended September 30, 2010, the effect was minimal.

PER SHARE MARKET INFORMATION

Currently, the principal trading market for our securities, which includes our common shares, is the NASDAQ Global Select Market under the symbol “NEWL.”

The following table sets forth, for the periods indicated, the reported high and low closing prices of our common shares on the NASDAQ Global Select Market.

On December 27, 2010, the closing price of our common shares was $2.91.

	High	Low

For the Fiscal Year Ended December 31, 2005	$191.88	$150.0
For the Fiscal Year Ended December 31, 2006	$173.64	$109.8
For the Fiscal Year Ended December 31, 2007	$123.0	$78.0
For the Fiscal Year Ended December 31, 2008	$87.6	$3.84
For the Fiscal Year Ended December 31, 2009	$16.92	$4.32
For the Quarter Ended
March 31, 2008	$87.6	$68.16
June 30, 2008	$75.0	$58.2
September 30, 2008	$50.40	$25.08
December 31, 2008	$24.48	$3.84
March 31, 2009	$16.92	$4.44
June 30, 2009	$10.80	$4.32
September 30, 2009	$9.60	$6.96
December 31, 2009	$15.24	$9.00
March 31, 2010	$11.52	$7.92
June 30, 2010	$12.6	$7.92
September 30, 2010	$9.00	$4.24
December 31, 2010 (through December 27, 2010)	$4.95	$2.44
For the Month Ended
May 31, 2010	$12.6	$8.52
June 30, 2010	$9.12	$7.92
July 31, 2010	$9.00	$7.44
August 31, 2010	$8.28	$4.24
September 30, 2010	$5.60	$4.41
October 31, 2010	$4.95	$3.96
November 30, 2010	$3.79	$2.58
December 31 (through December 27, 2010)	$2.91	$2.44

BUSINESS

History and Development of the Company

The legal and commercial name of the Company is NewLead Holdings Ltd., a Bermuda company incorporated under the Bermuda Companies Act of 1981 on January 12, 2005. NewLead’s principal place of business is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38 and its telephone number is (30) 213-014-8600.

NewLead Holdings Ltd. is an international shipping company engaged in the transportation of refined products, such as gasoline and jet fuel, and drybulk goods, such as iron ore, coal and grain. We operate a fleet of six double-hulled product tankers and 16 drybulk carriers for a combined carrying capacity of approximately 1.89 million deadweight ton, or dwt. We seek to provide our customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal and external standards while endeavoring to capitalize on the dynamics of the shipping industry. We will continue to evaluate options to expand our fleet and operations through opportunistic acquisitions designed to create shareholder value.

Our business strategy is to invest in the product tanker and drybulk markets in order to enhance our source of future revenues and profits, and to also provide more consistent shareholder returns. We believe our ability to opportunistically select and efficiently operate vessels of both industries will provide the potential for greater returns. In addition, we continue to revitalize our fleet, lower the fixed cost structure inherited from our predecessor, and grow our extensive network of customer relationships.

In October of 2009, our predecessor company, Aries Maritime Transport Limited, underwent a recapitalization of approximately $400.0 million and installed new executive management. Upon the successful completion of these two initiatives, we subsequently changed our name to NewLead Holdings Ltd. and implemented the following corporate actions in connection with our development strategy:

•	Bringing in-house commercial, operational and technical management with highly qualified and experienced personnel;

•	Exiting the container sector;

•	Completing the divestiture of all of the underperforming and unprofitable tanker vessels that existed prior to the recapitalization;

•	Implementing a newbuilding program;

•	Doubling our fleet size from 11 to 22 vessels;

•	Diversifying both our vessel and charter mix to limit our exposure to market cycles, while positioning ourselves to take advantage of market upswings;

•	Focusing on an advantageous blend of product tanker and drybulk vessels; and

•	Creating a scalable platform to support future growth.

Since our recapitalization, we have put in place a platform which we believe will enable us to grow our fleet without adding significant overhead. We are now seeking to raise capital to expand upon our new platform and reduce our leverage. If we are successful in raising gross proceeds of at least $      million in this offering, our current outstanding principal amount of $125.0 million of 7% senior unsecured convertible notes due 2015 will be exchanged for an aggregate of           common shares, based on the offering price of $      per share.

Furthermore, we believe we have benefitted from certain transactions with Grandunion Inc., or Grandunion, and its affiliates, a company controlled by two of our named executive officers — Michail S. Zolotas, our Chief Executive Officer, and Nicholas G. Fistes, our Chairman of the Board. Grandunion and its affiliates helped to facilitate the recapitalization and assembling of our core fleet and to also bring in-house our commercial, operational and technical management. However, after the offering contemplated hereby, we do not plan to make, and will not make, any additional vessel acquisitions from Grandunion, Michail S. Zolotas, Nicholas G. Fistes or their respective affiliates, except that we reserve the right to exercise our right of first refusal as to three vessels owned by Grandunion if and when a triggering event occurs. We do not anticipate that our plan not to purchase any further vessels from Grandunion, Michail S. Zolotas, Nicholas G. Fistes or their respective affiliates will have an effect on our business or operating results.

Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the international shipping markets, including the following:

Access to unique opportunities through our management team.  We believe our previous acquisitions and related transactions highlight our ability to identify unique growth opportunities. Our management team has an extensive network of relationships within the maritime industry which has enabled us to source acquisitions from, among others: distressed ship owners, shipyards, bank owned assets and charterers. For example, since our recapitalization in 2009, we have sourced the acquisition of two Kamsarmax vessels from a commercial lending relationship and the acquisition of one Post-Panamax vessel from an existing shipyard relationship. We believe management’s demonstrated ability to opportunistically source acquisitions puts us in a favorable position vis-à-vis other market participants in our industry. Furthermore, we believe that management’s relationships will continue to enhance our potential growth and drive value creation for shareholders.

Diversified fleet.  Our diversified fleet, which includes product tankers and drybulk vessels, allows us to serve our customers’ international petroleum product and drybulk transportation needs. We believe that our diversified fleet provides us with exposure to multiple sectors and will enable us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Operating visibility through contracted revenues and upside potential through profit sharing.   We believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. A number of our secured charters have profit sharing arrangements that could provide significant upside potential. As of December 22, 2010, we had charters covering 66% of available days in 2011 and 45% of available days in 2012, based on the estimated scheduled delivery dates for vessels under construction, of which 37% and 37%, respectively, relates to charters covered by profit sharing. The charter arrangements for our vessels contracted represent at least $84.5 million in 2011 and $66.7 million in 2012 of aggregate contracted net charter revenue, exclusive of any profit sharing.

In addition, we believe our diversified employment strategy provides us with security in generating income through the time charter market while allowing us to gain upside through the spot market and profit sharing agreements. A diversified fleet will also help us maintain steady cash flow amidst drybulk and tanker cycles, given often asynchronous sector peaks and troughs. Our drybulk fleet is expected to have a 78% and 61% contracted coverage during 2011 and 2012, respectively. Our contracted coverage for our tanker fleet is 37% in 2011 and nearly 100% spot exposure thereafter, which provides us with a favorable position to participate in the potential recovery in the tanker market.

Modern, high-quality fleet.  We operate a large fleet of modern, double-hull product tankers and high-quality drybulk carriers that are designed for enhanced safety and low operating costs. As of December 17, 2010, the average age of our product tanker fleet was 6.1 years compared to the industry average of 10.8 years. The average age of our drybulk fleet, including the newbuildings, was 12 years compared to the industry average of approximately 13.6 years, as of December 17, 2010. Since our recapitalization in October 2009, we have committed to and have financed, through equity and debt, investments of over $500.0 million in vessel acquisitions, including investments of approximately $211.0 million in newbuilding constructions.

Management team with extensive experience and established relationships with high-quality counterparties.  We have an experienced management team that we believe is highly regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries as demonstrated through the execution and revitalization of the Company beginning with the October 2009 recapitalization. Our management team is led by Nicholas Fistes, our Chairman, and Michail Zolotas, our Chief Executive Officer and President, representing over 43 years of aggregate combined experience in the shipping industry, and we believe that their experience presents us with market opportunities not afforded to other industry participants. Our management team has allowed us to build a network of relationships with a diversified group of quality charterers, which we believe has in turn allowed us to secure favorable employment for our vessels. Our commitment to providing safe and quality transportation services should help us to continue to grow our long-term relationships with our customers and allow us to efficiently implement our chartering strategy and grow our business. We believe that our safe, cost-efficient operation of a modern and high-quality fleet, together with our proactive approach to meet our customers’ chartering needs, contributes to our ability to attract leading charterers and obtain long-term charters on favorable terms.

Business Strategy

Our primary objectives are to profitably grow our business in a manner that we believe will enhance shareholder value. We intend to realize our objectives by pursuing the following strategies:

Strategic fleet expansion.  We intend to grow our fleet using management’s knowledge of the seaborne transportation industry and their established relationships to make selective acquisitions of vessels in the product tanker and drybulk sectors based on a number of financial and operational criteria. We believe that our management team can continue to present us with market opportunities not afforded to other industry participants. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers.

Maintain a diversified fleet base.  We believe a diversified fleet of product tankers and drybulk carriers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector-specific opportunities through varying economic cycles. As we grow our fleet, we expect to adjust our emphasis on the product and drybulk sectors according to our market outlook and sourced opportunities in these sectors.

Tactically manage spot and charter contracts.  We intend to deploy our vessels to leading charterers on a combination of period and spot charters to take advantage of market conditions while sustaining cash flow to service our capital needs. We will seek profit sharing arrangements in our long-term time charters to provide us with potential incremental revenue to the contracted charter rates. We believe this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. In addition, we seek to expand our diversified base of 15 different charterers to further reduce counterparty risk and enhance the overall credit quality of our charter portfolio.

Low-cost, efficient operation with in-house technical and commercial management.  Our in-house technical and commercial management team has established a reputation in the shipping industry for high standards of performance, reliability and safety. We believe that owning a fleet of high-quality, well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment with high-quality charterers. In addition, our in-house technical management team implements a proprietary information technology platform that increases efficiency. This allows us to proactively monitor our vessels’ performance and conduct in-transit repairs to lower our operational costs and enhance vessel utilization.

Continue to implement our cost reduction strategy.  We have reduced our daily vessel operating expenses by 26% during the first nine months of 2010 compared to the corresponding period in 2009. Since our recapitalization in 2009, we have streamlined the operating platform for future growth. We believe our in-house technical management team will enable us to achieve significant economies of scale in areas such as crewing, supply procurement and insurance. We believe that owning a fleet of high-quality, well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment with high-quality charterers. In addition, our proprietary information technology platform increases efficiency by allowing us to proactively monitor our vessels’ performance and conduct in-transit repairs to lower our operational costs and enhance vessel utilization.

2009 Recapitalization

On October 13, 2009, we completed an approximately $400.0 million recapitalization, which resulted in Grandunion Inc., or Grandunion, acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three drybulk carriers. Of such shares, 222,223 were transferred to Rocket Marine, a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As of December 17, 2010, Grandunion owned approximately 28% of the Company and, as a result of the voting agreement, controls the vote of approximately 48% of the Company’s outstanding common shares.

In connection with the recapitalization, the Company issued $145.0 million in aggregate principal amount of 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer, converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding. If we are successful in raising gross proceeds of at least $      in this offering, all of our current outstanding principal amount of $125.0 million of 7% Notes will be exchanged for an aggregate of           common shares based on the offering price of $      per share.

Name Change and Amended Bye-Laws

NewLead Holdings Ltd. was incorporated on January 12, 2005 under the name “Aries Maritime Transport Limited” and on December 21, 2009, the Company changed its name to NewLead Holdings Ltd. at which time the Company changed its trading symbol on the NASDAQ Stock Market to “NEWL.” In addition, upon shareholder approval also received at such special general meeting, the Company adopted a change to its bye-laws to permit written resolutions to be approved by a majority of the shareholders rather than unanimously.

Fleet Expansion and Activities

Dropdown of six vessels and commercial/technical management companies

On April 1, 2010, we completed the acquisition of six vessels (four drybulk vessels and two product tankers) and NewLead Shipping S.A., or NewLead Shipping, and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of the Purchase Agreement. In exchange for shares of the subsidiaries acquired, we assumed approximately $161.0 million of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5.3 million which consisted of $100,000 in cash, as well as issued 700,214 common shares, or the Shares, to Grandunion, reflecting the 737,037 Shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these Shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The shares are subject to a Lock-Up Agreement, dated April 1, 2010, whereby the Shares are restricted from disposition or any other transfer for the one year period ending April 1, 2011.

Newlead Shipping is an integrated technical and commercial management company that manages oil tankers as well as drybulk vessels through its subsidiaries. The subsidiaries provide a broad spectrum of technical and commercial management to all segments of the maritime shipping industry. Newlead Shipping holds the following accreditations:

•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and by enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping for environmental management, including policy and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.

Acquisition of five vessels

In July 2010, we completed the acquisition of five drybulk vessels, including two newbuildings with long term quality time charters. Total consideration for the acquisition of the five vessels was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance, representing newbuilding installments, will be financed with committed bank and shipyard credit facilities, as well as with cash from our balance sheet.

Newbuilding program and delivery of one new Kamsarmax vessel

In the second quarter of 2010, we completed the purchase of two geared Kamsarmaxes (each approximately 80,000 dwt) for an aggregate purchase price of $112.7 million (including payments up to the delivery of the vessels and ready for sea costs). The first Kamsarmax, named the Newlead Tomi, was delivered in December 2010 and the second vessel is expected to be delivered from COSCO Dalian Shipyard during the fourth quarter of 2011 and will be chartered out immediately upon delivery to a charterer. The first vessel is chartered-out for an initial period of five years at a net rate of $28,710 per day with charterer’s call option for one year plus one additional year or owner’s put option for one year plus one additional year at a net charter rate between $19,800 and $28,710. The second vessel is chartered-out for a seven-year term of $27,300 net rate per day.

In the first quarter of 2010, we completed the purchase of a 92,000 dwt post-Panamax vessel for $37.0 million. The vessel is being constructed at a Korean shipyard and is scheduled to be delivered in the second quarter of 2011. The vessel is chartered-out to a charterer for approximately seven years at a floor rate of $14,438 net rate per day plus 50/50 profit sharing above $17,000. We anticipate financing the acquisition of this vessel with a combination of debt and cash from the balance sheet.

As part of the acquisition of the five vessels in July 2010 described above, we also acquired two 35,000 dwt Handysize vessels, which are under construction at a shipyard in Korea and scheduled to be delivered in the first quarter of 2011 and third quarter of 2012, respectively. Once delivered, each vessel will be immediately chartered-out for 12 years at a floor rate of $12,000 per day plus 40/60 profit sharing above $14,000 to a European charterer.

In addition, we also secured the right of first refusal for three additional newbuildings from Grandunion. The three newbuildings are 81,000 dwt Kamsarmaxes, being constructed at a shipyard in Korea, scheduled for delivery in 2013 with long-term charters attached.

Agreement for the acquisition of one drybulk vessel

In the third quarter of 2010, we entered into an agreement for the acquisition of one 2003 built, 34,682 dwt, Handysize drybulk vessel for a consideration of approximately $24.5 million. The vessel, named the Newlead Prosperity, was delivered in early October 2010 and is bareboat chartered up to March 15, 2011, with an obligation to conclude the purchase by the end of the charter period. The vessel has been fixed in a time charter for seven years (plus or minus three months) at a net daily hire rate of $12,936. We anticipate financing the acquisition of this vessel with a combination of debt and cash from the balance sheet.

Sale of non-core vessels

Our “non-core” fleet, excluding previously disposed container vessels, consisted of the following vessels: the High Land, the High Rider, the Chinook, the Ostria and the Nordanvind. All these non-core vessels have been sold. All other vessels currently in operation, as well as the newbuildings, represent Newlead’s “core” fleet.

In April 2010, we divested two non-core vessels, the Chinook and the High Rider, for a total consideration of approximately $15.2 million.

In September 2010, we divested three non-core vessels, the High Land, the Ostria and the Nordanvind, for a total consideration of approximately $20.8 million.

We plan to use the net proceeds from these sales for acquisition of new vessels or to reduce our outstanding indebtedness.

Furthermore, in January 2010, we completed the sale of our container vessels, the MSC Seine and the Saronikos Bridge, for approximately $13.0 million of gross cash proceeds. A portion of these proceeds was used to pay down outstanding debt. As a result of the sale and delivery of these vessels, we exited the container market. Accordingly, the results of operations related to the container market are reflected as discontinued operations.

New charter party agreements

In August 2010, we reached two agreements with a charterer to enter into time charters for the Newlead Avra and the Newlead Fortune, each a 2004 built, 73,495 dwt Panamax, for 12 months. The time charter for the Newlead Fortune commenced in November 2010 and the time charter for the Newlead Avra is expected to commence during the first quarter of 2011. The net daily charter-out rate for both vessels is $13,825 plus 50/50 profit share above $14,000. In addition, we reached an agreement with a charterer to enter into a time charter for the Grand Rodosi for a period ranging from four to six months. The net daily charter-out rate is $21,516 and the time charter commenced during September 2010.

Sale and leaseback of four vessels

In November 2010, we entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four drybulk vessels comprised of three Capesize vessels, the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale was $86.8 million and the bareboat leaseback charter period is eight years. We retain call options to buy the vessels back during the lease period at pre-determined de-escalating prices and we are obligated to repurchase the vessels for approximately $40.0 million at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. We have also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters for the four vessels is approximately $40,000 per day for the first three years, and approximately $24,000 per day thereafter. We will continue to earn charter hire on the current time charters on the vessels. The sale and leaseback transaction is expected to be treated as a capital lease for accounting purposes.

In addition, pursuant to the sale and leaseback transaction, we agreed with Lemissoler Maritime Company W.L.L. (i) to issue 36,840 common shares issuable upon execution of the agreement; (ii) on each of the first and second anniversaries of the date of the agreement, to deliver, at our option, either cash of $182,400 or a number of common shares having a value of $182,400, based on a common share value of 120% of the 30-day average immediately preceding such anniversary; and (iii) on each of the third through seventh anniversaries of the date of the agreement, to deliver, at our option, either cash of $109,440 or a number of common shares having a value of $109,440, based on a common share value of 120% of the 30-day average immediately preceding such anniversary. The cash or common shares that may be delivered on such anniversary dates are subject to downward adjustment upon the occurrence of certain events.

We used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on the aforementioned vessels, as well as other bank debt and associated fees. Consequently, we have been provided a revolving credit facility of up to $62.0 million. We intend to utilize this credit facility to refinance several vessels and provide financial flexibility to the Company.

Our Fleet

We currently control 22 vessels, including six double-hull product tankers, 12 drybulk vessels and four newbuilds. We have many long-established charter relationships, which we believe are well regarded within the international shipping community. Our management’s assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of our vessels. We have established stringent requirements for selecting qualified charterers that are being practiced and adhered to.

The current core fleet of 22 vessels consists of 16 drybulk carriers (including the four newbuilds) totaling 1.52 million dwt and six double-hull product tankers totaling 0.37 million dwt. The total dwt for the core fleet is 1.89 million. Of the core fleet, the 17 vessels in current operation have an average age of 12.9 years. We have contracted 85%, 66%, 45% and 36% of our available days on a charter-out-basis for the fourth quarter of 2010, 2011, 2012 and 2013, respectively. As a result, we have over $200.0 million of total contracted revenue through 2013. The employment profile of the fleet as of December 22, 2010 is reflected in the table below:

					Net Daily
	Size	Vessel	Year	Charter	Charter
Product Tanker Vessels	(dwt)	Type	Built	Expiration	Hire Rate	Profit Sharing

Newlead Compass	72,736	Panamax	2006	Spot	—	—
Newlead Compassion	72,782	Panamax	2006	Spot	—	—
Newlead Avra(1)	73,495	Panamax	2004	Q1 2012	$13,825	50.0% profit sharing above $14,000
Newlead Fortune	73,495	Panamax	2004	Q4 2011	$13,825	50.0% profit sharing above $14,000
Hiotissa	37,329	Handymax	2004	Q2 2011	$19,013	profit sharing above $19,500
Hiona	37,337	Handymax	2003	Q1 2011 — Q2 2011	$19,013	profit sharing above $19,500
Drybulk Vessels
Newlead Tomi(2)	79,224	Kamsarmax	2010	Q3 2015 — Q1 2016	$28,710	—
Newlead Prosperity(3)	34,682	Handysize	2003	Q3 2017 — Q1 2018	$12,936	—
Newlead Victoria(4)	75,966	Panamax	2002	Q3 2012 — Q4 2012	—	—
Brazil(5)(10)	151,738	Capesize	1995	Q4 2013 — Q1 2014	$28,985	50.0% profit sharing above $26,600
Australia(10)	172,972	Capesize	1993	Q4 2011 — Q1 2012	$20,391	—
China(10)	135,364	Capesize	1992	Q4 2015 — Q4 2016	$12,753	—
Grand Ocean(6)	149,498	Capesize	1990	Q1 2012 — Q2 2012	$19,680	—
Grand Venetico(7)	134,982	Capesize	1990	Q2 2012 — Q4 2012	$17,760	—
Grand Rodosi(10)	68,788	Panamax	1990	Q4 2010 — Q1 2011	$21,516	—
Newlead Esmeralda	69,458	Panamax	1990	Q1 2011	$18,281	—
Newlead Markela	71,733	Panamax	1990	Q1 2013 — Q2 2013	$21,972	—
Grand Spartounta	135,070	Capesize	1989	Q1 2011	$20,900	—

			Expected		Net Daily
	Size	Vessel	Delivery	Charter	Charter
Newbuildings	(dwt)	Type	Date	Term	Hire Rate	Profit Sharing

Newlead TBN(8)	35,000	Handysize	Q1 2011	Twelve years +/− 4 months	$12,000	40.0% profit sharing above $14,000
Newlead TBN(9)	92,000	Post-Panamax	Q2 2011	Seven year time charter	$14,438	50.0% profit sharing
Newlead TBN	80,000	Kamsarmax	Q4 2011	Seven year time charter	$27,300	—
Newlead TBN(8)	35,000	Handysize	Q3 2012	Twelve years +/− 4 months	$12,000	40.0% profit sharing above $14,000

(1)	The time charter is expected to commence in the first quarter of 2011.

(2)	The vessel is chartered at $28,710 per day for five years, plus charterer’s call option for one year plus one additional year. The vessel owners have a put option for a second two-year charter at a net charter rate between $19,800 and $28,710 per day. This second charter is subject to first charterer not exercising the optional years. The first and second charters secure a charter duration of seven years for the vessel.

(3)	The vessel was chartered-in during the fourth quarter of 2010 and will be charted in until March 15, 2011, with an obligation to conclude the purchase no later than the end of the charter period.

(4)	The vessel owner has the right for an earlier redelivery of the vessel, at any time within charter duration, subject to vessel owner’s tendering to charterers three months’ advance notice.

(5)	$28,985 per day for the first three years and $26,180 per day thereafter, plus 50/50 profit sharing above $26,600.

(6)	Charterer’s option to extend for one additional year.

(7)	Charterer’s option to extend for six additional months.

(8)	Base rate is $12,000 per day. Above a rate of $14,000 per day, profit sharing is 40%. Charterers have a 50% purchase option.

(9)	Charterer’s option for one year and one additional year. Hire rate for first optional year is $15,400 (net) per day plus 50/50 profit sharing. Hire rate for second optional year is $16,844 (net) per day plus 50/50 profit sharing.

(10)	This vessel is leased back to the Company on a bareboat charter for a period of eight years.

Fleet Management

At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra (formerly Altius), Newlead Fortune (formerly Fortius), High Land, High Rider and Ostria had technical ship management agreements with ITM. During the nine month period ended September 30, 2010, the vessel owning companies of Newlead Avra and Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company which was controlled by Grandunion and currently is NewLead’s subsidiary. The agreed annual management fees are approximately $0.20 million per vessel.

The Chinook had a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on September 7, 2010. The annual management fees per vessel for 2010 and 2009 are approximately €153,000 and €150,000, respectively (equal to approximately $0.2 million per vessel).

At December 31, 2009, the Australia, China and Brazil each had a commercial and technical ship management agreement with Stamford Navigation Inc., or Stamford, (as to the Australia) and with Newfront Shipping S.A., or Newfront, (as to the China and Brazil). During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies have signed agreements for the provision of commercial and technical ship management services with Newlead Bulkers S.A., or Newlead Bulkers, a company which was controlled by Grandunion and currently is NewLead’s subsidiary. The annual management fees for 2010 are approximately $0.19 million per vessel.

Magnus Carriers, a company owned by two of our former officers and directors, provided the ship-owning companies of the Newlead Avra, Newlead Fortune, High Land, High Rider, Ostria and Chinook with non-exclusive commercial management services in accordance with commercial management agreements that were cancelled by us effective May 1, 2009.

As of September 30, 2010, the commercial management services of all vessels were provided in-house by Newlead Shipping and Newlead Bulkers.

On April 1, 2010, we completed the acquisition of six vessels (four drybulk vessels and two product tankers) and NewLead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of the Purchase Agreement. Currently, all of our owned and operated vessels are managed in-house.

Crewing and Employees

As of September 30, 2010, all of our employees were employed by our wholly-owned subsidiaries, Newlead Shipping S.A. and Newlead Bulkers S.A., which employed 36 persons and 29 persons, respectively, all of whom are shore-based. We employ an average of 25 crew members per vessel owned, which number varies depending on the number of vessels in the fleet at any given time and duration of ship voyages.

Our technical managers ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that our vessels employ experienced and competent personnel.

All of the employees of our managers are subject to a general collective bargaining agreement covering employees of shipping agents. These agreements set industry-wide minimum standards. We have not had any labor interruptions with our employees under this collective bargaining agreement.

Seasonality

The demand for product tankers and drybulk vessels has historically fluctuated depending on the time of year. Demand for product tankers is influenced by many factors, including general economic conditions, but it is primarily related to demand for petroleum products in the areas of greatest consumption. Accordingly, demand for product tankers generally rises during the winter months and falls during the summer months in the northern hemisphere. Moreover, these are generalized trading patterns that vary from year to year and there is no guarantee that similar patterns will continue in the future. The three largest commodity drivers of the drybulk industry, iron ore, steam coal and grains, are all affected by seasonal demand fluctuations. Steam coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is highly seasonal and driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.

Inspection by a Classification Society

Our vessels have been certified as being “in class” by Bureau Veritas, American Bureau of Shipping, Registro Italiano Navale (RINA), or Det Norske Veritas, each of which is a member of the International Association of Classification Societies. Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking.

Competition

We operate in shipping markets that are diversified, highly competitive and highly fragmented. Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We typically arrange our charters in the period market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of drybulk ships and owners of product tankers in the Aframax, Panamax and Handymax class sizes. The drybulk shipping markets are divided among approximately 1,400 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 7,000 vessels, aggregating approximately 460 million dwt. It is likely that we will face substantial competition for long term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long term charters.

INDUSTRY

The Refined Product and Drybulk Shipping Industries

All the information and data presented in this section, including the analysis of the various sectors of the refined product and dry bulk shipping industries, has been provided by Drewry Shipping Consultants Ltd, or Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that:

•	certain information in Drewry’s database is derived from estimates or subjective judgments;

•	the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database;

•	while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures; and

•	Drewry’s methodologies for collection information and data, and therefore the information discussed in this section, may differ from those of other sources, and do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk industry.

The following sections deal with refined product and dry bulk shipping markets. Each of these markets has its own set of characteristics and drivers and it is not the case that both markets will always move in the same direction. Hence, when one market is weak, the other could be strong and vice versa. Operators with diversified fleets therefore have the potential to mitigate some of the risks of operating in what has traditionally been a cyclical business.

The Refined Petroleum Products Shipping Industry

Introduction

Seaborne cargo is broadly categorized as either liquid or dry cargo. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo. The following table presents the breakdown of global liquid seaborne trade by type of cargo in 2000 and 2009.

World Seaborne Trade: 2000 and 2009

	Trade — Million		CAGR(1)
	Tons		%	% Total Trade
	2000	2009	2000-09	2000	2009

Liquid Cargo
Crude Oil	2,079	2,210	0.68	32.1	26.5
Refined Petroleum Products	602	847	3.87	9.3	10.1
Liquid Chemicals	128	211	5.68	2.0	2.5
Liquefied Gases	168	258	4.91	2.6	3.1
Total Liquid Cargo	2,977	3,526	1.48	40.8	42.2
Total Dry Cargo	3,490	4,827	3.70	59.2	57.8
Total Seaborne Trade	6,467	8,353	2.90	100.0	100.0

(1)	Compound annual growth rate.

Source: Drewry

Oil Tanker Demand

Demand for crude oil and refined petroleum products is affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.

As the following figures indicate the world economy grew at a fairly consistent rate in the period 2000 to 2008, but growth came to an abrupt halt in 2009 as the world went into a global depression. This downturn shows signs of being short-lived and the most recent data suggest that the world economy will return to positive growth in 2010, with China and India being the main engines of growth.

World GDP Growth: 2000 to 2010
(Percent change from previous period)

Source: Drewry

World oil consumption has generally experienced sustained growth since 2000, albeit it declined in 2009 due to the downturn in the global economy. Provisional data for 2010 however suggests that demand has rebounded strongly in the first half of the year.

World Oil Consumption: 1990 — 2010
(Million Barrels Per Day)

(1)	Provisional assessment for 2010 based on consumption patterns in the first nine months of the year.

Source: Drewry

In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. Production and exports from the Middle East have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports.

World oil consumption in 2009 was 84.9 million barrels per day and has grown since 2000 at a CAGR of 1.2%. However, oil consumption in China over the same period grew by a CAGR of 6.4% to reach 8.4 million barrels per day in 2009.

World Oil Consumption by Region: 2000 — 2009
(Million Barrels Per Day)

											CAGR %
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-‘09

North America	24.0	24.0	24.1	24.5	25.3	25.5	25.4	25.5	24.2	23.3	(0.33)%
Europe	15.1	15.3	15.3	15.4	15.6	15.5	15.5	15.3	15.4	14.5	(0.45)%
Pacific	8.6	8.7	8.6	8.7	8.5	8.6	8.5	8.4	8.1	7.7	(1.22)%
Total OECD(1)	47.7	48.0	48.0	48.6	49.4	49.6	49.4	49.2	47.7	45.5	(0.52)%
China	4.8	4.7	5.0	5.6	6.4	6.6	7.0	7.6	7.9	8.4	6.42%
Middle East	4.7	5.2	5.4	5.4	5.8	6.1	6.5	6.5	7.1	7.0	4.53%
Asia (excluding China)	7.3	7.6	7.9	8.1	8.6	8.8	8.9	9.5	9.7	10.0	3.56%
Africa	2.4	2.6	2.7	2.7	2.8	2.9	3.0	3.1	3.2	3.2	3.25%
Latin America	4.9	4.9	4.8	4.7	4.9	5.0	5.2	5.7	5.9	6.0	2.28%
FSU(2)	3.6	3.7	3.5	3.6	3.7	3.8	3.9	4.2	4.2	4.0	1.18%
Europe	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.00%
Total Non-OECD	28.4	29.5	30.0	30.8	32.9	33.9	35.2	37.4	38.7	39.3	3.68%
World Total	76.1	77.5	78.0	79.4	82.3	83.5	84.6	86.6	86.4	84.8	1.21%

(1)	Organisation for Economic Co-operation & Development.

(2)	Former Soviet Union.

Source: Drewry — derived from industry sources

Regionally, oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world as the following chart indicates.

Regional Oil Consumption Growth Rates: 2000 — 2009
(CAGR — Percent)

Source: Drewry

In recent years, Asia has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. Oil consumption on a per capita basis is still low in countries such as China and India when compared with the United States and Western Europe.

Oil Consumption Per Capita: 2009
(Tons per Capita)

Source: Drewry

Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Global trends in crude oil production by main region in the period 2000 to 2010 are shown in the table below. Production trends have naturally followed the underlying pattern in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels.

World Oil Production: 2000 to 2010
(Million Barrels Per Day)

(1)	Former Soviet Union.
(2)	Provisional assessment for 2010
Source: Drewry

Production and exports from the Middle East (largely OPEC) have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

Oil Refinery Capacity

Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue.

The distribution of refinery throughput by region in the period 2000 to 2009 is shown in the following chart.

Oil Refinery Throughput by Region: 2000 — 2009
(Million Barrels Per Day)

Source: Drewry

Changes in refinery throughput are to a certain extent driven by changes in the location of capacity and capacity increases are taking place mostly in the developing world, especially in Asia. In turn this is leading to changes in voyage patterns and longer voyages.

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other emerging economies following behind. By contrast, refinery throughput in North America has actually declined in the last decade.

Oil Refinery Throughput By Region: Growth Rates 2000 — 2009
(CAGR — Percent)

Source: Drewry

The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.

Oil Refinery Capacity By Region: Growth Rates 2000 — 2009
(CAGR — Percent)

Source: Drewry

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind. By contrast, refinery throughput in North America has actually declined in the last decade. The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for regions such as North America and Europe.

World Oil Trades

As a result of the increases in world oil consumption, oil production and refinery throughput, world oil trades have also grown. The chart below illustrates changes in global seaborne movements of crude oil and refined petroleum products between 2000 and 2009.

Seaborne Oil Trade Development: 2000 to 2009
(Million Tons)

Source: Drewry

The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2009 is provisionally estimated at 2.2 billion tons, while refined petroleum products movements are provisionally estimated at 847 million tons.

Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products. Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption.

Oil Tanker Demand: 2000 to 2009
(Million Tons/Billion Ton Miles)

											CAGR %
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	‘00-‘09

Seaborne Trade — Million Tons
Refined Products	602	608	618	623	686	745	779	823	854	847	3.9%
Crude Oil	2,079	2,017	1,997	2,111	2,241	2,253	2,289	2,262	2,232	2,210	0.7%
Total Seaborne Trade	2,681	2,625	2,615	2,734	2,927	2,998	3,068	3,085	3,086	3,057	1.5%
Demand — Billion Ton Miles
Refined Products	1,583	1,733	1,572	1,853	2,226	2,886	2,332	2,506	2,686	2,788	8.6%
Crude Oil	7,220	7,528	7,140	7,814	8,504	9,299	8,715	8,751	8,911	8,681	2.5%
Total Ton Mile Demand	8,803	9,261	8,712	9,667	10,730	12,185	11,047	11,257	11,597	11,469	3.8%

Source: Drewry

The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that changes in the pattern or trade have had quite a positive impact on tanker demand when expressed in terms of ton miles. In the period 2000 to 2009 ton mile demand in the tanker sector grew at a CAGR of 3.8%, whereas the overall increase in trade over the same period was 1.5%. As a result of changes in the pattern of trade the average haul length of refined product trades has risen from a recent market low of 2,544 miles (loaded voyage only) in 2002 to 3,392 miles in 2009, equivalent to an increase of 33%.

Refined Petroleum Products — Average Voyage Lengths
(Nautical Miles)

Source: Drewry

The main product tanker trades are shown in the map below.

Major Seaborne Refined Products Trades

Principal Load/Discharge Zones

Source: Drewry

Product Tanker Supply

The oil tanker fleet is divided between crude tankers that carry dirty products, and product tankers that carry clean products such as gasoline, jet fuel, kerosene, naphtha and gas oil. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories.

Types of Vessel

There is no industry standard definition of ship types in the product sector, but Drewry divides the fleet into four major types of vessel based on vessel size, which are as follows:

•	LR2 (long range 2 tankers, with a product cargo carrying capacity in excess of 80,000 dwt. LR2 tankers typically operate on long-haul voyages, although port constraints limit their trading routes. LR2s generally trade on long-haul routes from the Middle East to Asia, Europe and the Gulf of Mexico or the Caribbean.

•	LR1 (long range 1 tankers), with an oil cargo carrying capacity of approximately 50,000 to 79,999 dwt. LR1 tankers are engaged in a range of product trades, generally from Europe to the United States, the Gulf of Mexico, or back. They also trade within the Mediterranean, or within Asia as well as between the Middle East and Asia.

•	MR2 (medium range 2 tankers), with an oil cargo carrying capacity of approximately 30,000 to 49,999 dwt. MR2 tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. A typical cargo size would be between 45-50,000 tons.

•	Handysize/MR1 (medium range 1 tankers), with an oil-carrying capacity of 10,000 to 29,999 dwt. MR1 tankers trade on a variety of regional trade routes carrying refined petroleum products on trade routes not suitable for larger vessels.

The principal trading routes where these vessels are deployed is shown in the table below.

Product Tankers — Typical Deployment by Size Category

		Voyage	Refined Petroleum Products
Area	Trade Route	Length	MR1	MR2	LR1	LR2

Inter-Regional	MEG(1)/Far East	Long			X	X
	MEG/North America				X	X
	MEG/Europe				X	X
	NS(2)/North America				X	X
	MEG/Pacific Rim				X	X
Intra-Regional	North Sea Caribbean Mediterranean Indo-Pacific	Medium	X	X	X
Local	Various	Short	X	X

(1)	Middle East Gulf.

(2)	North Sea.

Source: Drewry

A number of tankers also have the capability to carry chemicals as well as refined petroleum products. These ships are sometimes referred to as product/chemical tankers and they move between the carriage of chemicals or refined petroleum products depending on market conditions and employment opportunities. The following analysis however focuses on straight product tankers and the ships with product/chemical capability are covered in the section dealing with chemical tankers which follows.

The Product Tanker Fleet

The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order and the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, “lay-up” or total inactivity).

The current product tanker fleet as of October 31, 2010 by the above definition comprises 1,079 ships of 51.7 million dwt.

World Product(1) Tanker Fleet 31, October 2010

				Total	% of
	Size Range	Number of	% of	Capacity	Fleet
Size Category	(Deadweight Tons)	Vessels	Fleet	(million dwt )	(dwt)

LR2	>80,000	110	10.2	11.6	22.4
LR1	50,000-79,999	252	23.4	17.2	33.0
MR2	30,000-49,999	468	43.4	19.3	37.2
Handysize/MR1	10,000-29,999	249	23.1	3.6	7.0
Total		1,079	100.0	51.7	100.0

(1)	Excludes chemical tankers

Source: Drewry

Over the years, the supply of the smallest product tanker category (10,000-29,999 dwt) fleet has declined in favour of the larger ships that are more suited to the long-haul routes. The development of the fleet between 2000 and October 2010 is shown in the table below.

World Product Tanker Fleet Development: 2000 to 2010(1)

	Total
		Size
End Period	No.	(‘000 Dwt)

2000	878	30,712
2001	866	30,587
2002	829	29,694
2003	785	28,803
2004	833	31,952
2005	882	35,260
2006	926	38,555
2007	976	42,429
2008	1,038	46,348
2009	1,115	51,765
2010(1)	1,079	51,669

(1)	Through October 31, 2010

Source: Drewry

Oil Tanker Deletions

As the tanker fleet ages, a number of vessels are scrapped as they become uneconomical to operate. Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it “in-class.” A vessel is deemed to be “in-class” if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness, and vessels must be certified as in-class in order to continue to trade and be admitted to ports worldwide. In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

Scrapping activity declined in the middle of the decade to relatively low levels when freight rates were very strong, but picked up in 2009 when the freight market was weak. This trend has continued in 2010 with demolition levels reaching just over 10.0 million dwt by October. Historically, scrap prices have averaged around $150 per ton, although in October 2010 they were in excess of $400 per ton at Indian breaking locations.

Oil Tanker Scrapping: 2000 — 2010(1)
(‘000 dwt)

(1)	January-October only

Source: Drewry.

Besides age, the removal of ships from the trading fleet can be influenced by legislation. According to the revised MARPOL (the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78)) Regulation 13G, single-hull tankers should be phased out or converted to a double-hull by the dates established by the revised regulation.

Despite the legislative changes there still exists the potential to use single-hull, double-side or double-bottom tankers beyond 2010, as there is flexibility allowed by the IMO for flag and state exemptions. As per the exemptions mentioned under MARPOL Regulation 13H for the prevention of oil pollution from oil tankers, when carrying heavy grade oil (HGOs) such as heavy crude oils and fuel oils of density higher than 900 kg/m3 at 15°C), the IMO has the discretion to allow continued operation of single-hull, double-side or double-bottom tankers beyond the set phase-out dates (April 5, 2005 for single-hull tankers of 5,000 dwt and above; and the anniversary date in 2008 for single-hull tankers of 600 dwt and above but less than 5,000 dwt), depending upon size, age, operational area, structural conditions of the ship and results of the IMO’s Condition Assessment Scheme, or CAS, provided that the operation does not go beyond the date on which the ship reaches 25 years after the date of its delivery.

In addition, according to the revised MARPOL Convention, single-hull tankers should be phased out or converted to a double hull by the dates established by the revised regulation. However, the regulation allows the flag state of a given vessel to permit continued operation of Category 2 (an oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying oil other than the above) or Category 3 tankers (an oil tanker of 5,000 dwt and above but less than that specified for a Category 2 type oil tanker) beyond their phase-out dates, in accordance with the schedule, subject to satisfactory results from the CAS. Nonetheless, the continued operation of single-hull tankers must not go beyond the anniversary of the date of delivery of the ship in 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

Product Tanker Fleet Age Profile

The average age of the ships in each major class are shown below, while the average age for the fleet as a whole is 9.9 years.

World Product Tanker Fleet: Average Age: October 31, 2010

		Average
	Deadweight	Age
Size Category	Tons	(Years)

LR2	>80,000	7.7
LR1	50,000-79,999	4.7
MR2	30,000-49,999	9.0
MR1	10,000-29,999	16.0
Fleet Average		9.9

Source: Drewry

The graph below illustrates the age profile of the world’s product tanker fleet as of October 31, 2010.

World Product Tanker Fleet: Age Profile, October 31, 2010

Left Hand Scale = Million Dwt; Right Hand Scale = Number of Ships
Source: Drewry

Product Tanker Orderbook

As of October 31, 2010, the product tanker orderbook amounted to 255 ships of 15.8 million dwt, equivalent to 30.6% of the current fleet. Other tankers within these size ranges that do not have protective coatings and are thus suitable for carrying only crude cargoes have been excluded from the table below.

World Product Tanker Orderbook, October 31, 2010

				Total	% of
	Deadweight	Number of	% of	Capacity	Orderbook
Size Category	Tons	Vessels	Orderbook	(million dwt)	(dwt)

LR2	>80,000	47	18.4	5.3	33.5
LR1	50,000-79,999	88	34.5	6.0	38.0
MR2	30,000-49,999	95	37.2	4.1	26.0
MR1	10,000-29,999	25	9.8	0.4	2.5
Total		255	100.0	15.8	100.0

Source: Drewry

World Product Tanker Orderbook Delivery Schedule, October 31, 2010

	2010		2011		2012		2013		2014		Total
Size	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt

10,000-24,999	2	0.1	20	0.3	3	0.1					25	0.4
25,000-49,999	36	1.6	44	1.9	15	0.6					95	4.1
50,000-79,999	16	1.2	48	3.2	15	0.9	9	0.6			88	6.0
80,000+	18	1.9	21	2.4	2	0.2	6	0.7			47	5.3
Total	72	4.8	133	7.8	35	1.8	15	1.3			255	15.8

Source: Drewry

Deliveries and Slippage

Delays in deliveries are often referred to as slippage. Historically, slippage rates of delays in deliveries have tended to be less than 10%, which means that 10% of the ships due to be delivered in any year are in fact delivered in subsequent years. However, in 2008 and 2009 slippage rates rose, as the high level of new ordering that occurred, across all market sectors as the commercial vessel orderbook reached its highest point in history in 2008. This placed pressure on shipbuilding capacity, which in turn has forced shipowners to place orders for new ships in countries or yards which have little or no experience in building ships for international customers. Indeed, in some cases the orders were placed with new shipyards which were yet to be built.

In the tanker sector as a whole, the evidence suggests that the slippage rate was approximately 22% in 2009, but for product tankers it was higher at 35%. Preliminary evidence also suggests that slippage rates may have increased further in 2010, as indicated by the figures below.

Product Tankers: Actual — v — Scheduled Deliveries

		Products
		10-25k		25-50k		50-80k		80k+		Total
		No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No	Dwt

2009	Actual Deliveries	19	302,708	45	1,998,245	39	2,597,955	18	1,993,781	121	6,892,689

	Scheduled OB Deliveries(1)	13	156,786	63	2,785,009	53	3,707,883	36	4,036,625	165	10,686,303
	Slippage (% of OB)	(46)%	(93)%	29%	28%	26%	30%	50%	51%	27%	35%
1Q-3Q10	Actual Deliveries	10	143,631	19	825,089	20	1,189,436	8	879,841	57	3,037,997

	Scheduled OB Deliveries(2)	14	170,545	39	1,725,998	30	2,008,810	19	2,140,014	102	6,045,367
	Slippage (% of OB)	29%	16%	51%	52%	33%	41%	58%	59%	44%	50%

(1)	Based on Orderbook as of January 2009; (2) Based on Orderbook as of January 2010 and maybe subject to revision

Source: Drewry

There are several reasons why slippage rates have increased in the tanker sector, namely;

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards. Delays in deliveries from these shipyards have been varied, but the evidence available suggests that slippage rates have been considerable, with some shipyards only delivering two-thirds of what they were due to deliver in 2009.

•	Financing is not in place for all of the tankers on order and in the current climate some owners will find it difficult to secure adequate funding.

•	Orders have been placed at “greenfield” shipyards, some of which are also finding it difficult to secure funding for yard development. A greenfield yard is a shipyard with no prior experience in building vessels for international account.

•	The current economic and financial crisis and the steep decline in shipping markets since 2009 may lead to further orderbook cancellations.

The Product Tanker Freight Market

Types of Charter

Oil tankers are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•	A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the ship owner. The freight rate normally is agreed on a per cargo ton basis.

Freight Rates

Worldscale is the tanker industry’s standard reference for calculating freight rates, and its aim is to make the business of fixing tankers quicker, easier and more flexible. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity, it does not vary too much in quality and it is relatively easy to transport by a variety of methods. This, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea. The cargo owner therefore requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a solution to this problem by providing a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

TCE, or time charter equivalent, is the figure that describes the earnings potential of any voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which takes all expenses (port costs, bunkers and commission) out from the gross revenue. This leaves a net profit which is divided by the total voyage days (at sea and in port) to give a daily TCE rate.

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. However, the product segment generally appears less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market. Also, in general terms time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The recent trends in rates in the time charter equivalent of spot rates and time charter rates are shown in the tables below.

Product Tanker Spot Charter Rates: 2000 to 2010
(US$/Day — Period Averages)

			Caribbean —		Mediterranean —
	Arabian Gulf — Japan		USES(1),(2)		NW Europe
Routes	(50,000-60,000 dwct*)		(35,000-40,000 dwct*)		(25,000-35,000 dwct*)
Dwt	WS(3)	($/day)TCE(4)	WS	($/day)TCE	WS	($/day)TCE

2000	237	24,390	276	14,415	234	10,750
2001	249	32,835	267	18,040	260	14,625
2002	152	16,515	182	10,100	185	8,610
2003	218	25,390	270	17,240	238	14,975
2004	251	31,800	337	24,000	304	14,800
2005	276	37,675	272	23,925	297	11,925
2006	214	26,525	233	21,575	259	7,600
2007	181	24,150	203	22,000	242	17,775
2008	250	34,600	234	23,400	287	21,325
2009	93	14,050	93	9,450	114	6,275
2010(5)	110	7,400	135	9,600

*	dwct refers to the cargo parcel size and in the case of a fully loaded ship is normally equivalent to approximately 97% of the vessel’s deadweight.

(1)	25,000-35,000 dwct prior to January 2005.

(2)	United States Eastern Seaboard.

(3)	Worldscale.

(4)	Time Charter Equivalent.

(5)	October, 2010.

Source: Drewry

Product Tanker One Year Time Charter Rates: 2000 to 2010
(US$/Day — Period Averages)

	MR1	MR2	LR1
Size Category	30,000	45,000	75,000(1)
Dwt	(5-Years Old)	(5-Years Old)	(5-Years Old)

2000	12,454	13,958	17,284
2001	15,583	17,563	22,064
2002	11,417	13,288	16,677
2003	13,267	14,846	15,891
2004	15,629	19,029	24,485
2005	18,854	25,271	28,933
2006	21,417	26,792	29,100
2007	22,200	25,367	30,408
2008	21,438	23,092	28,525
2009	13,675	14,850	18,617
2010(2)	12,000	13,200	16,500

(1)	70-75,000 Dwt prior to 2007.

(2)	October, 2010.

Source: Drewry

Vessel Values

Newbuilding Prices

Global shipbuilding is concentrated in Japan, South Korea and, more recently, China. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. These three countries collectively account for approximately 80% of the world’s newbuilding capacity. Vessels are constructed at shipyards of varying size and technical sophistication. Although there are many exceptions to this rule, drybulk carriers are generally considered to be the least technically sophisticated. As such, shipyards tend to extract the smallest margin for their construction. Tankers, and to a larger extent container vessels and liquefied natural gas carriers, are respectively more profitable for shipyards with the requisite size and technical sophistication to build.

Currently, it takes approximately two to three years from the date of signing a newbuilding contract to the date a shipowner takes delivery of the vessel from a shipyard. The actual construction of a vessel takes place in 9 to 12 months and is highlighted by 5 stages, namely: contract signing, steel cutting, keel laying, launching and delivery. Each of these stages is usually associated with an instalment to the shipyard. The difference between the time it takes for a vessel to be delivered and the time it is actually under construction is a result of the current shortage of newbuilding berths.

Newbuilding prices as a whole rose steadily between 2004 and mid 2008 owing to high levels of new ordering, shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of increasing steel prices and the weakening U.S. Dollar. However, prices weakened in 2009 in the wake of the downturn in new ordering as illustrated by the following chart. The lack of new orders makes it difficult to gauge current price levels exactly, but the most recent evidence suggests that newbuilding prices have stabilised and have risen by a small amount in 2010.

Product Tanker(1) Newbuilding Prices: 2000 to 2010
(US$ Million — Period Averages)

	Size Category	MR1	MR2	LR1
Year	Dwt	30,000	50,000(2)	75,000(2)

2000		n/a	28.4	33.2
2001		n/a	29.8	35.8
2002		n/a	26.3	31.1
2003		26.3	28.3	32.3
2004		32.5	35.4	38.9
2005		36.9	41.8	43.6
2006		40.0	46.8	48.0
2007		41.9	49.5	56.0
2008		44.8	52.1	63.6
2009		34.8	40.3	47.5
2010(3)		33.0	37.0	46.0

(1)	Coated tankers.

(2)	45,000-50,000 Dwt prior to 2008; 70,000-75,000 Dwt prior to 2008

(3)	October, 2010

Source: Drewry

Secondhand Prices

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors depending on a vessel’s age. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel.

In addition values for younger vessels tend to fluctuate less on a percentage — not a nominal — basis than values for older vessels. This is attributed to the finite useful economic life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates in the foreseeable future while prices of older vessels are influenced more since their remaining economic life is limited beyond the foreseeable future. Vessel values are determined on a daily basis in the sale and purchase, or S&P, market where vessels are sold and bought through specialized sale and purchase brokers who report these transactions to participants in the seaborne transportation industry on a regular basis. The sales and purchase market for vessels is therefore transparent and quite liquid with a large number of vessels changing hands on an annual basis.

With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium and secondhand values for all tankers rose steadily from 2004 until the middle of 2008. In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings. However, this situation was temporary and with the downturn in freight rates secondhand values for tankers fell throughout the whole of 2009. In 2010 however, there is some evidence to suggest that secondhand values have stabilised for the moment.

The table below illustrates the movements of prices (expressed in US$      million) for second hand (5 year old) oil tankers between 2000 and October 2010.

Product Tanker (1) Secondhand Prices: 2000 to 2010
(US$ Million — Five-Year-Old Tankers — Period Averages)

	MR1(2)	MR2*	LR1*
Size Category Dwt	30,000(1)	45,000(3)	70,000(4)

2000	16.9	22.0	30.1
2001	17.0	25.6	33.2
2002	15.5	21.8	26.5
2003	21.8	25.4	27.7
2004	29.9	34.8	36.3
2005	36.6	44.3	45.9
2006	37.6	47.1	47.9
2007	40.4	50.0	54.8
2008	42.5	51.0	58.0
2009	26.2	30.2	35.8
2010(5)	23.5	26.0	39.5

(1)	Coated Tankers

(2)	35,000-40,000 dwt prior to 2007

(3)	45,000-50,000 dwt prior to 2007

(4)	70,000-75,000 dwt prior to 2007

(5)	October, 2010

Source: Drewry

Regulations

Government regulation significantly affects the ownership and operation of vessels including international conventions, national, state and local laws and regulations in force in the countries in which vessels may operate or are registered.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

National authorities and international conventions have historically regulated the seaborne transportation of crude oil and refined petroleum products. Legislation and regulations, such as the OPA, United Nations-backed IMO protocols and classification society procedures, demand higher-quality vessel construction, maintenance, repair and operations. This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single-hull construction — first the “Erika” in 1999 and then the “Prestige” in November 2002. For example, in 2003 the IMO amended regulations to accelerate the phase-out of certain pre-1982 built single-hull tankers to 2005, with all remaining single-hull tankers removed by 2015 at the latest. In addition to IMO regulations, OPA requires that all oil tankers entering U.S. waterways be exclusively double-hull by 2015. Successive regulations place increasingly stringent age limits and quality requirements on vessels accepted at various ports around the world, with a view to protecting the environment. Charterers, port authorities, terminal operators, insurers and shippers have sought to enforce such regulations through the periodic inspection and vetting of vessels. The following table summarises the features of selected regulations pertaining to the operations of tankers.

International Tanker Regulations

Regulation	Introduced	Features

OPA	1990	Single-hull ships banned by 2010 in the U.S.
		Double-sided and double-bottom ships banned by 2015.
IMO MARPOL Regulations 13G & 13H	Latest amendment in 2003	Newbuildings must be double-hull.
		Phase out of pre-MARPOL tankers as of 2005. Remaining single-hull tankers phased out by 2010 or 2015, depending on port and flag states.
		Single-hull ships over 15 years subject to Conditional Assessment Scheme.
		Single-hull tankers banned from carrying heavy oil grades as of 2005, or as of 2008 for tankers between 600-5,000 dwt.
EU 417/2002	1999	25-year-old single-hull ships to cease trading as of 2007 unless they apply hydrostatic balance methods or segregated ballast tanks.
		Single-hull tankers fitted with segregated ballast tanks phased out by 2015.
EU 1723/2003	2003	Pre-MARPOL single-hull tankers banned after 2005. Remaining single-hull vessels banned as of 2010.
		Single-hull tankers banned from carrying heavy oil grades by 2003.

Regulation	Introduced	Features

MARPOL Annex II, International Bulk Chemical Code (IBC)	2004	Beginning January 1, 2007, vegetable oils which were previously categorized as being unrestricted will now be required to be carried in IMO II chemical tankers or certain IMO III tankers that meet the environmental protection requirements of an IMO II tanker with regard to hull type (double hull) and cargo tank location.

Source: Drewry

The heightened level of environmental and quality concerns among insurance placing agents, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with United States and international regulations.

In recent years, as regulators and charterers have increasingly focused on safety and protection of the environment, there has been a significant and continuing movement within the tanker industry towards higher quality vessels and vessel operations. Long seen as a commodity market with little degree of differentiation between vessels and owners, the industry began to change during the early 1990s. The Exxon Valdez incident in 1989 started the movement towards tighter industry regulations and an increasing emphasis on environmental protection through legislation and regulations. These included the OPA protocols established by the IMO and procedures established by classification societies, demanding higher-quality tanker construction, maintenance, repair and operations. In addition, oil companies acting as charterers, other shippers and receivers of oil, and terminal operators have become increasingly selective in their acceptance of tankers, periodically inspecting and vetting vessels as well as their owners and operators.

Besides the MARPOL regulations, it is becoming increasingly clear that oil majors are reluctant to accept ships that are over 20 years of age. In addition, some countries have in fact talked of introducing age restrictions that would prevent old single-hulled tankers from calling at their ports, but to date China/Hong Kong are the only major oil importers to introduce such legislation. However, the recent pollution problems in the U.S. Gulf will only heighten the awareness of governments around the world to the potential dangers of oil pollution from both drilling and production operations and transportation.

Overall, the increasing focus on safety and protection of the environment has led oil companies acting as charterers, terminal operators, shippers and receivers to become increasingly selective with respect to the vessels they charter, vetting both vessels and shipping companies on a periodic basis. Although these vetting procedures and increased regulations raise the operational cost and potential liabilities for tanker vessel owners and operators, they strengthen the relative competitive position of shipowners with high quality young tanker fleets and high quality operations.

The Dry Bulk Shipping Industry

Introduction

Dry bulk cargo comprises approximately 36% of total seaborne trade. Dry bulk cargo is any form of cargo that is shipped in bulk and can be loaded and unloaded in its original, unadulterated and unpackaged state. Commonly seen dry bulk cargoes include steel, grains (soybean, wheat, etc.), cement, and lumber. Less directly visible, but often in large quantities, are iron ore and metallurgic coal (the two primary raw materials used in producing steel), thermal coal (used in power plants for electric generation), and fertilizers (used in farming). For statistical purposes, dry bulk cargoes are commonly categorized in to major or minor bulks. The major bulks category consists of iron ore, coal, and grains. The minor bulks category includes, but is not limited to, fabricated steel, steel scrap, fertilizers, lumber, cement, and minerals. These raw materials are typically poured or lifted into a ship’s hold without the aid of additional pallets or other packaging materials.

Dry Bulk Seaborne Trade — 2009
(8.35 Billion Tons)

Source: Drewry

Dry bulk carriers play an important role in connecting the resource extraction points, such as mines and farms, and end users, such as steel mills and food processors. Due to the increasingly global supply chain and changing demand patterns for different raw materials, dry bulk freighters provide the most cost effective means of completing the supply chain than other methods such as air, rail, or truck transportation. Shipping benefits relative to the other modes of transportation from larger economies of scale of vessels considering the massive capacity of bulk freighters, and their ability to serve destinations with limited existing infrastructure. Additionally, the majority of the supply centers are either at a great distance or separated by vast bodies of water from the main demand centers, thus waterborne transportation is effectively often the only means of movement.

Dry Bulk Seaborne Trade — 2009
(3.03 Billion Tons)

Source: Drewry

Major Bulk Seaborne Trades

Source: Drewry

Dry Bulk Shipping Demand

Dry bulk trade is influenced by the underlying demand for the dry bulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine dry bulk transportation services. The following chart demonstrates the change in world dry bulk trade between 2000 and 2009.

Dry Bulk Trade Development: 2000 to 2009
(Million Tons)

Source: Drewry

Historically, certain economies have acted as the primary drivers of dry bulk trade. In the 1990s, Japan was the driving force of increases in ton-miles, when buoyant Japanese industrial production stimulated demand for imported dry bulk commodities. More recently, China and, to a lesser extent, India have been the main drivers behind the recent increase in seaborne dry bulk trade, as high levels of economic growth have generated increased demand for imported raw materials. The downturn in economic activity in 2009 has obviously had a negative impact on world trade. The following table illustrates China’s and India’s gross domestic product growth rates compared to those of the United States, Europe, Japan and the world during the periods indicated.

Real GDP Growth: 2000 to 2010
(% change previous period)

GDP	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010*

Global Economy	4.8	2.4	3.0	4.1	5.3	4.4	4.9	5.0	2.8	(0.8)	4.7
USA	3.8	0.3	1.6	2.7	3.9	3.1	2.7	2.1	0.4	(2.6)	2.7
Europe	3.4	1.7	1.1	1.1	2.1	1.8	3.1	2.7	0.5	(4.1)	1.7
Japan	2.8	0.4	(0.3)	1.8	2.7	1.9	2.0	2.4	(1.2)	(5.2)	3.0
China	8.0	7.5	8.3	10.0	10.1	10.4	11.6	13.0	9.6	9.1	10.0
India	5.1	4.4	4.7	7.4	7.0	9.1	9.9	9.3	7.5	6.7	8.5

*	Provisional

Source: Drewry

The impact of the rapid expansion of Asian economies on dry bulk trade growth can be seen below. In the 1990s, the average CAGR in seaborne trade was 2.4%, but in the period 2000-2009, the average annual rate increased to 3.9%.

Dry Bulk Trade* — Growth Rates by Period
(CAGR — Percent)

*	Based on tons

Source: Drewry

The following is an overview of changes in seaborne trade in major and minor bulk cargoes in the period 2000 to 2009.

Dry Bulk Seaborne Trade: 2000 to 2009
(Million Tons)

											CAGR %
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2000/2009

Coal	539	587	590	619	650	675	769	833	830	784	4.3
Iron Ore	489	503	544	580	644	715	759	823	886	959	7.8
Grain	221	213	210	211	208	212	221	228	235	209	(0.6)
Minor Bulks	901	890	900	957	1,025	1,000	1,035	1,075	1,087	1,080	2.1
Total	2,150	2,193	2,244	2,367	2,526	2,602	2,783	2,958	3,037	3,032	3.9

Source: Drewry

Coal

Asia’s rapid industrial development has contributed to strong demand for coal, which accounted for roughly one third of the total growth of seaborne dry bulk trade between 2000 and 2009. Coal is divided into two main categories: thermal (or steam) and coking (or metallurgical). Thermal coal is used mainly for power generation, whereas coking coal is used to produce coke to feed blast furnaces in the production of steel. Chinese and Indian electricity consumption has grown at a rapid pace. China is the second largest consumer of electricity in the world, even though generally highly populated developing economies have low per capita electricity consumption.

Expansion in air conditioned office and factory space, along with industrial use, has increased demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan’s domestic nuclear power generating industry has suffered from safety problems in recent years, leading to increased demand for oil, gas and coal-fired power generation. Furthermore, the high cost of oil and gas has led to increasing development of coal-fired electricity plants around the world, especially in Asia. Future prospects are also heavily tied to the steel industry. Coking coal is of a higher quality than thermal coal (i.e., more carbon and fewer impurities) and its price is both higher and more volatile.

The following chart illustrates trends in the Chinese coal trade in recent years. From January to December 2009, China’s coal imports exceeded 126.6 million tons, a year-on-year increase of approximately 310%. A situation has now emerged where China has become and will remain a net importer of coal, with the bulk of the imports being thermal coal to meet an ever increasing demand from the power generation sector.

Chinese Coal Trade: 2007 to 2010
(Thousand Tons)

Source: Drewry

Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power. The main exporters of coal are Australia, South Africa, Russia, Indonesia, United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China, as illustrated in the first chart below. China has recently become a net importer of coal, and Indian imports have doubled in less than five years. Coal is transported primarily by Capesize, Panamax and Supramax vessels.

Coal Imports: 2002 to 2010
(Thousand Tons)

Source: Drewry

Iron Ore

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2009, approximately 928 million tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

Iron Ore Imports: 2000 to 2010
(Thousand Tons)

Source: Drewry

Chinese imports of iron ore have grown significantly due to increased steel production in the last few years and have been a major driving force in the dry bulk sector. In 2008, Chinese iron ore imports increased by approximately 15.7% to 444.1 million tons and despite the downturn in the world economy and global trade they continued to grow in 2009. In 2009, total Chinese imports of iron ore amounted to 628.2 million tons in the wake of renewed growth in domestic steel production.

Chinese imports of iron ore have traditionally come primarily from Australia, Brazil and India. The shares of Indian and Brazilian imports into China have increased since 2000. Australia and Brazil together account for approximately two-thirds of global iron ore exports. Although both countries have seen strong demand from China, Australia continues to benefit the most from China’s increased demand for iron ore. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India’s exports are shipped in smaller vessels.

Grains

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cotton seeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as food for livestock. Global grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the former Soviet Union). These regions collectively account for over 90% of global exports. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Historically, international grain trade volumes have fluctuated considerably as a result of regional weather conditions and the long history of grain price volatility and government interventionism. However, demand for wheat and coarse grains are fundamentally linked in the long-term to population growth and rising per capita income.

Minor Dry Bulks

The balance of dry bulk trade, minor dry bulks, can be subdivided into two types of cargo. The first type includes secondary dry bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. The second type is neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products, including scrap.

Dry Bulk Carrier Demand

Globally, total seaborne trade in all dry bulk commodities increased from 2.15 billion tons in 2000 to 3.03 billion tons in 2009, representing a CAGR of 3.9%.

Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2000 and 2009, ton-mile demand in the dry bulk sector increased by 50% to 16.7 billion ton-miles, equivalent to a CAGR of 4.6%. Ton mile employment has grown faster than trade due to geographical shifts in the pattern and an increase in average voyage lengths. The following table illustrates this measure.

Dry Bulk Vessel Demand(1): 2000 to 2009
(Billion Ton-Miles)

											CAGR
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2000/2009%

Coal	2,831	3,082	3,115	3,250	3,412	3,544	4,073	4,500	4,566	4,101	4.2
Iron Ore	2,690	2,766	2,990	3,193	3,525	3,899	4,098	4,936	5,438	6,231	9.8
Grain	1,161	1,118	1,103	1,108	1,089	1,113	1,161	1,196	1,243	1,109	(0.5)
Minor Bulks	4,469	4,411	4,481	4,714	5,036	4,924	5,097	5,327	5,411	5,296	1.9
Total	11,150	11,378	11,688	12,264	13,063	13,480	14,429	15,959	16,658	16,735	4.6

(1)	Excludes coastal trade

Source: Drewry

The above figures however exclude demand arising on coastal and intra-regional trades. In this context, it is worth noting that there is over 1 billion tonnes of cargo of all kinds which is transported between Chinese ports by sea. The dry bulk proportion of this trade is in excess of 400 million tonnes and it therefore creates considerable employment for dry bulk carriers, especially smaller vessels such as Handysize bulk carriers.

Seasonality

Two of the three largest commodity drivers of the dry bulk industry, coal and grains, are affected by seasonal demand fluctuations. Thermal coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is also seasonal and is driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year. In 2009, seasonal trading patterns were also disrupted due to Chinese iron ore price negotiations. Taken as a whole, seasonal factors mean that the market for dry bulk vessels is often stronger during the winter months.

Dry Bulk Carrier Supply

The world dry bulk fleet is generally divided into six major categories, based on a vessel’s cargo carrying capacity. These categories consist of: Handysize, Handymax/Supramax, Panamax, Post Panamax, Capesize and Very Large Ore Carrier.

Dry Bulk Vessel Types and Sizes

Category	Size Range — Dwt

Handysize	10-39,999
Handymax/Supramax	40-59,999
Panamax	60-79,999
Post Panamax	80-109,999
Capesize	110-199,999
VLOC	200,000	+

•	Handysize. Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

•	Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily iron ore, coal, grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk vessels are vessels between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk vessels. Hence, the earnings potential of a Supramax dry bulk vessel, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

•	Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

•	Post Panamax. (sometimes known as Kamsarmax). Post Panamax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

•	Capesize. Capesize vessels have carrying capacities of between 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

•	VLOC. Very large ore carriers are in excess of 200,000 dwt and are a comparatively new sector of the dry bulk vessel fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

Dry Bulk Vessels: Indicative Deployment by Size Category

Post Panamax/
Cargo Type	Handysize	Handymax	Supramax	Panamax	Kamsarmax	Capesize	VLOC

Iron Ore	X					X	X
Coal	X		X	X	X	X	X
Grains	X	X	X	X	X
Alumina, Bauxite	X	X	X	X	X
Steel Products	X	X	X	X	X
Forest Products	X	X	X
Fertilizers	X	X	X
Minerals	X	X	X
Minor Bulks-Other	X	X

Source: Drewry

The supply of dry bulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide dry bulk fleet, the number of new vessels on order, the scrapping of older vessels and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market and government and industry regulation of marine transportation practices.

As of October 31, 2010, the world fleet of dry bulk vessels consisted of 7,858 vessels, totaling 518 million dwt in capacity. These figures are, however, based on pure dry bulk vessels and exclude a small number of combination vessels. The following table presents the world dry bulk vessel fleet by size as of October, 2010.

Dry Bulk Fleet: October 31, 2010

			% of
	Deadweight	Number of	Total	Total Capacity	% of Total
Size Category	(Tons)	Vessels	Fleet (No)	(Million Dwt)	Fleet (Dwt)

Handysize	10-39,999	2,878	36.6	79.2	15.3
Handymax	40-59,999	2,070	26.3	103.8	20.0
Panamax	60-79,999	1,420	18.1	102.0	19.7
Post Panamax	80-109,999	376	4.8	33.0	6.4
Capesize	110-199,999	923	11.8	154.2	29.7
VLOC	200,000 +	191	2.4	45.9	8.9
Total		7,858	100.0	518.0	100.0

Source: Drewry

The average age of dry bulk vessels in service as of October 31, 2010 was approximately 14.0 years, and 25% of the fleet is more than 20 years old. The following chart illustrates the age profile of the global dry bulk vessel fleet as of October 31, 2010, together with scheduled deliveries by year as per the orderbook at 31, October, 2010.

Dry Bulk Vessel Fleet Age Profile: October 31, 2010
(Millions of Dwt & No. of Vessels)

Source: Drewry

The supply of dry bulk vessels depends on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

As of October 31, 2010, the global dry bulk orderbook (excluding options) amounted to 285.4 million dwt, or 55.1% of the then-existing dry bulk fleet. The size of orderbook built up rapidly in the period 2006 to 2008, when strong freight encouraged high levels of new ordering. Although there was decreased new ordering in the dry sector in 2009, new ordering levels increased during the first six months of 2010.

Dry Bulk Vessel Orderbook: October 31, 2010

	2010		2011		2012		2013		2014		2015+		Total		% of
Size	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	Fleet

10-40,000	350	10,949	287	9,436	135	4,581	17	572	0	0	0	0	789	25,538	32.3%
40-60,000	409	22,864	338	19,135	119	6,695	17	931	0	0	0	0	883	49,624	47.8%
60-80,000	78	5,817	77	5,477	55	3,594	16	1,006	2	121	0	0	228	16,015	15.7%
80-110,000	208	18,156	243	21,029	89	7,592	19	1,646	4	330	0	0	563	48,753	148.0%
110-200,000	303	51,722	210	35,001	72	11,724	18	2,875	1	180	0	0	604	101,502	65.8%
200,000+	19	5,415	61	17,975	56	16,285	14	3,726	2	545	0	0	152	43,946	95.7%

Total	1,367	114,923	1,216	108,053	526	50,472	101	10,755	9	1,176	0	0	3,219	285,379	55.1%

Source: Drewry

Dry Bulk Vessel Orderbook (‘000 Dwt) by Delivery Date: as of October 31, 2010
(By Scheduled Year of Delivery)

Source: Drewry

Deliveries & Slippage

Delays in deliveries are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the vessels due to be delivered in any year are in fact delivered in subsequent years. However, in 2007 and 2008 slippage rates rose, as the high level of new ordering that occurred across all market sectors since 2004 led to the commercial vessel orderbook reaching its highest point in history. This placed pressure on shipbuilding capacity, which in turn forced shipowners to place orders for new vessels in countries or shipyards which have little or no experience in building vessels for international customers.

In the dry bulk sector, the evidence suggests that the slippage rate was slightly less than 20% in 2008 and that it increased further in 2009. At the start of 2009, approximately 70 million dwt was scheduled for delivery in the year, but by the year end only 43 million dwt had been completed. As previously explained, one reason for the delay in deliveries is the inexperience of some of the shipyards constructing dry bulk vessels. Indeed, almost 50% of the current dry bulk vessel orderbook is with Chinese shipyards.

Dry Bulk Vessel Orderbook — By Place of Build: October 31, 2010

Source: Drewry

If all the vessels currently on order are delivered on time and to schedule, there would be a large influx of newbuildings in 2011 in the dry bulk sector. However, it is clear that not all vessels currently on order will be delivered on time for a number of reasons, including the following:

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were quoted unrealistic delivery times by some of the less experienced and new emerging shipyards.

•	The current economic and financial crisis and the steep depression in shipping markets generally may lead to further orderbook cancellations. A significant number of dry bulk vessel orders have been cancelled since the crisis began in the second half of 2008.

•	Financing is not in place for all of the vessels on order and in the current climate some owners will find it difficult to secure adequate funding.

•	Orders have been placed at “greenfield” shipyards, some of which are also finding it difficult to secure funding for yard development.

•	Even before the crisis, the less experienced shipyards were experiencing delays in deliveries.

Taken as whole, slippage is a manifestation of the combined effects of (1) shipyards initially quoting unrealistic delivery times, (2) inexperience among new shipbuilders, and (3) financing problems associated with both shipowners securing finance and new shipyards obtaining development capital.

Vessel Scrapping

The level of scrapping activity is generally a function of the age profile of the fleet, as all vessels have finite lives, together with charter market conditions, and operating, repair and survey costs. While strong freight markets persisted, there was minimal scrapping activity, but as freight markets weakened, scrapping activity has increased. The following chart illustrates the scrapping rates of dry bulk vessels for the periods indicated. It can be seen there was a marked increase in scrapping activity in 2008, 2009 and the first eight months of 2010.

Dry Bulk Vessel Scrapping: 2000 to October 2010
(‘000 Dwt)

*	January to October 2010

Source: Drewry

The Freight Market

Dry bulk vessels are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•	Time Charter. A charter under which the vessel owner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner receives semi-monthly charterhire payments on a U.S. dollar-per-day basis and is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs and bunkers.

•	Trip Charter. A time charter for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate.

•	Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

•	Spot Charter. A spot charter generally refers to a voyage charter or a trip charter, which generally last from 10 days to three months. Under both types of spot charters, the shipowner would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and for commissions on gross revenues. The shipowner would also be responsible for each vessel’s intermediate and special survey costs.

•	Contract of Affreightment. A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. The entire vessel’s operating expenses, voyage expenses and capital costs are borne by the shipowner. Freight normally is agreed on a U.S. dollar-per-ton basis.

•	Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Charter Rates

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed, size and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates. Voyages loading from a port where vessels usually discharge cargo, or discharging from a port where vessels usually load cargo, are generally quoted at lower rates. This is because such voyages generally increase vessel efficiency by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the freight rate indices issued by the Baltic Exchange in London are the references most likely to be monitored. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk vessel trading routes. These indices include the Baltic Panamax Index, or BPI, the index with the longest history and, more recently, the Baltic Capesize Index, or BCI. The following chart details the movement of the BPI, BCI and Baltic Supramax Index.

Baltic Exchange Freight Indices: 2000 to 2010
(Index Points)

*	The Baltic Supramax Index (BSI) is included from January 7, 2005, the date of its initial calculation.

Source: Baltic Exchange

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs,” which can been from the chart above. Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment.

In the time charter market, rates vary depending on the length of the charter period as well as vessel specific factors, such as age, speed and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

From early 2006 until the middle of 2008, rates for all sizes of dry bulk vessels increased significantly and in most cases reached record levels. However, the severe downturn in the global economy in the second half of 2008 and the collapse in demand for dry bulk vessels led rates to plummet to record lows. Since the early part of 2009 rates have been volatile, but they have gradually recovered from the market lows, with further improvements taking place in the first half of 2010, before leveling out in the period July to

October 2010. The following charts show one year time charter rates for Capesize, Panamax, Supramax and Handysize class vessels between 2000 and October 2010.

One Year Time Charter Rates: 2000 to October 2010
(U.S. Dollars per Day)

Source: Drewry

The following table illustrates a comparison of average one year time charter rates for Handysize, Supramax, Panamax, Capesize and VLOC dry bulk vessels between 2000 and October 2010.

Dry Bulk Vessels — One Year Time Charter Rates (Period Averages)
(U.S. Dollars per Day)

	Handysize	Supramax	Panamax	Capesize	VLOC
	28,000 dwt	55,000 dwt	75,000 dwt	170,000 dwt	200,000 dwt+
	10 Years Old	5 Years Old	5 Years Old	5 Years Old	5 Years Old

2000	7,371	9,433	11,063	18,021	n/a
2001	5,629	8,472	9,543	14,431	n/a
2002	4,829	7,442	9,102	13,608	n/a
2003	8,289	13,736	17,781	30,021	n/a
2004	14,413	31,313	36,708	55,917	n/a
2005	12,021	23,038	27,854	49,333	54,330
2006	12,558	21,800	22,475	45,646	50,650
2007	23,021	43,946	52,229	102,875	107,920
2008	24,110	48,310	56,480	116,180	119,240
2009	9,425	15,179	19,650	35,285	30,950
2010(1)	14,580	21,565	26,430	42,200	40,550

(1)	Average rate for January — October 2010

Source: Drewry

Newbuilding Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates. From 2003 to 2007, high levels of new ordering were recorded across all sectors of shipping, and as a result, newbuilding prices increased significantly, as can be seen in the chart below. However, as freight markets declined in the second half of 2008, new vessel ordering came to an almost complete stop, which made the assessment of newbuilding prices very difficult. Nevertheless, based on the few contracts which have been reported, it is evident that prices for new vessels also weakened in line with the general downturn in the market, but have shown some signs of stabilizing in 2010.

The following chart depicts changes in newbuilding contract prices for dry bulk vessels on a monthly basis since 2000 to October 2010.

Dry Bulk Vessel Newbuilding Prices: 2000 to October 2010
(Million U.S. Dollars)

Source: Drewry

Secondhand Prices

The dramatic increase in newbuilding prices and the strength of the charter market have also affected values in the secondhand market, to the extent that prices for dry bulk vessels rose sharply from 2004 reaching a peak in mid 2008. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage. Consequently, secondhand prices of modern dry bulk vessels in 2008 reached higher levels than those of comparably sized newbuildings.

However, this situation changed quickly when the freight market fell and values for all types of bulk vessels declined steeply in the second half of 2008. There were very few recorded sales in the second half of 2008 after the market collapsed and the trend in prices during this period can only be taken as an assessment. In 2009, there were more reported sales and the details of these sales seem to suggest that after reaching a low in the early part of 2009, prices for modern secondhand dry bulk vessels have since staged a modest recovery that has continued in the first ten months of 2010.

Dry Bulk Vessel Secondhand Prices: 2000 to October 2010
5 Year Old Vessels*
(Million U.S. Dollars)

*	Handysize vessel is 10 years old

Source: Drewry

REGULATORY

Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. The primary regulatory requirements and standards are described below.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our fleet. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements can entail significant expense, including vessel modification and implementation of certain operating procedures. Noncompliance with such regulations and requirements could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operations of one or more of the vessels in our fleet.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities, such as the U.S. Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators, and oil companies. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our fleet. Our failure to maintain necessary permits or approvals could result in imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution. The primary IMO regulations are discussed below.

The IMO has adopted the MARPOL Convention, which implements standards for the control, minimization or elimination of accidental, deliberate, or negligent discharge of oil, garbage, noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year-old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year-old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a newbuild tanker of 5,000 dwt and above must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. At the time, these regulations required the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state may allow for some newer single-hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single-hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

However, as a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing Regulation 13G accelerating the phase-out of single-hull oil tankers and adopted a new Regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil.

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase-out date in accordance with the above schedule. Under Regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under Regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate under any of the flag state exemptions.

In October 2004, the MEPC adopted a unified interpretation of Regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6, 1996;

•	the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of the MARPOL Convention applicable at the date of completion of the major conversion; and

•	the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with the MARPOL Convention.

In December 2003, the MEPC adopted a new Regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most grades of marine fuel. The new regulation bans the carriage of HGO in single-hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single-hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under Regulation 13H, HGO means any of the following:

•	crude oils having a density at 15˚C higher than 900 kg/m3;

•	fuel oils having either a density at 15˚C higher than 900 kg/m3 or a kinematic viscosity at 50˚C higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

Under Regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15˚C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the continued operation shall not go beyond the date that is 25 years after the date of its delivery. The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date that is 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single-hull tankers carrying HGO that have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to Regulation 13G (Regulation 20 in the revised Annex I) and Regulation 13H (regulation 21 in the revised Annex I). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of HGO that will broaden the scope of Regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m 3 and above, which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

All of the tankers in our fleet are double-hulled. The phasing out of single-hull tankers in accordance with the MARPOL Convention and its amendments is expected to decrease tanker supply, which may help to prevent further decline in charter rates in the product tanker market.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect until December 31, 2011, even if it were to be adopted earlier. As of October 31, 2010, the BWM Convention had been adopted by 27 states, representing approximately 25% of the world’s tonnage. We may incur costs to come into compliance with these requirements if they come into effect.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems, which could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards that entered into force on July 1, 2010. The amended Annex VI aims to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.5% (from the current cap of 4.5%), effective from January 1, 2012, then progressively reduced to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We may incur costs to comply with these revised standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1998, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely upon the safety management systems that our ship management companies, Newlead Shipping S.A. and Newlead Bulkers S.A., have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our ship management companies, Newlead Shipping S.A. and Newlead Bulkers S.A, have obtained documents of compliance for their offices and safety management certificates for the vessels in our fleet for which such certificates are required by the IMO. These documents of compliance and safety management certificates are renewed as required.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union (EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code, or ISPS Code. Our fleet maintains ISM and ISPS certifications for safety and security of operations.

Oil Pollution Liability

With respect to oil pollution liability, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the IMO Protocol of 1992, or 1992 Protocol, use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR, or $6.938 million, plus 631 SDR, or $970.77, for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability will be limited to 89.77 million SDR, or $138.10 million. The exchange rate between SDRs and U.S. dollars was 0.63 SDR per U.S. dollar on November 4, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. The U.S. is not a party to the CLC. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO continues to review and introduce new regulations. It is difficult to accurately predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulations might have on our operations.

International laws governing Bunker Oil Pollution

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and in early 2010 it was in effect in 56 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Some jurisdictions have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

United States Requirements

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

In 1990, the U.S. Congress enacted the Oil Pollution Act, or OPA, to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for clean-up and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA are potentially applicable to our operations in the U.S.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

•	loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability with respect to tanker vessels with a qualifying double hull, to the greater of $2,000 per gross ton or $17.088 million per vessel that is over 3,000 gross tons, and with respect to non-tanker vessels, to the greater of $1,000 per gross ton or $854,400 per vessel (subject to periodic adjustment for inflation). OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages relating to the discharge of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We currently have no OPA or CERCLA claims pending against us. However, in the event of an oil spill or release of hazardous substances from our vessels, we could be subject to such claims, which could adversely affect our cash flow, profitability and financial position.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to meet its potential liabilities under OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance. The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

We have arranged insurance for our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA.

In response to the 2010 Deepwater Horizon incident in the Gulf of Mexico the U.S. House of Representatives has passed a bill to strengthen certain requirements of OPA and the U.S. Senate is considering similar legislation.

As discussed above, OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries, including adjacent coastal waters. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

In April 2010, U.S. EPA adopted regulations implementing the provisions of MARPOL Annex VI. Under these regulations, both U.S. and foreign-flagged ships subject to the engine and fuel standards of MARPOL Annex VI must comply with the applicable Annex VI provisions when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “Air Emissions.”

The Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above.

Effective February 6, 2009, the EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful foreign organisms that can travel in ballast water carried from foreign ports. A VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). Compliance could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Ballast water is also addressed under the U.S. National Invasive Species Act, or NISA. U.S. Coast Guard regulations adopted under NISA impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.

European Union Restrictions

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Union has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single-hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil). If dissatisfied either with the extent of such amendments or with the time-table for their introduction, the European Union has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe. However, European Union regulations may from time to time impose burdens and costs on ship owners and operators that are additional to those involved in complying with international rules and standards. In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” There is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

In response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by June 2010 or earlier depending on age. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Certain single-hull tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union has also adopted legislation that: (1) strengthens regulation against manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and creates an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment and (2) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is difficult to accurately predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. The IMO announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In the U.S., the EPA has declared greenhouse gases to be pollutants that pose a threat to human health and welfare and will begin regulating greenhouse gas emissions from certain stationary sources in 2011. The EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The objective of the ISPS Code is to establish the framework that allows detection of security threats and implementation of preventive measures against security incidents that can affect ships or port facilities used in international trade. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel and instead only alert the authorities on shore;

•	the development of vessel security plans;

•	a ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures for non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Risk of Loss and Insurance

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and charterers of any vessel trading in the United States’ exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

On October 8, 2010, Grand Rodosi, one of our bulk carriers, was involved in a collision with a docked fishing vessel at Port Lincoln, Australia. While no personal injuries or environmental damage were sustained, the collision resulted in physical damage to the two vessels. The damage was fully covered by our insurance.

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all our vessels. The vessels are each covered up to at least fair market value.

We also arranged increased value insurance for most of our vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the policy in addition to the sum insured under our hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and indemnity insurance, which covers our third-party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations. This insurance covers third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that compose the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. All qualifying claims in excess of $8 million up to, currently, approximately $6.9 billion are shared between the P&I Associations in accordance with the terms of the pooling agreement. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the International Group.

DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages and positions of our directors and executive officers and their respective terms of service to the Company. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The primary business address of each of our executive officers and directors is 83 Akti Miaouli & Flessa Street, Piraeus Greece, 185 38.

Name	Age	Position

Nicholas G. Fistes	51	Class I Director and Chairman since October 13, 2009
Michail S. Zolotas	36	Class I Director and Deputy Chairman, President and CEO since October 13, 2009
Allan L. Shaw	46	Class II Director, and Chief Financial Officer since October 13, 2009
Masaaki Kohsaka	76	Class II Director since October 13, 2009
Dr. John Tzoannos	66	Class II Director since April 1, 2010
Spyros Gianniotis	50	Class III Director since October 13, 2009
Apostolos I. Tsitsirakis	41	Class III Director since October 13, 2009
Panagiotis Skiadas	39	Class III Director since June 2005
Panagiotis Peter Kallifidas	40	Corporate Secretary since January 1, 2010
George Fragos	45	Chief Operating Officer since October 13, 2009
Sozon Alifragkis	41	Senior Vice President and Chief Commercial Office since October 13, 2009

Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class II Directors expires at our annual meeting in 2011, the term of the Class I Directors expires at our annual meeting in 2012 and the term of the Class III Directors expires at our annual meeting in 2013.

Set forth below is certain biographical information about each of these individuals, who were newly appointed on the date of the recapitalization.

Nicholas G. Fistes
Director, Executive Chairman

Nicholas G. Fistes began his career as a Naval Architect and Marine Engineer in charge of worldwide new construction and shipbuilding with Ceres Hellenic Shipping Enterprises Ltd. He later became the Chief Executive Officer of Ceres (2004-2005), one of the largest ship management companies in the world, managing various types of ships including crude oil tankers, chemical tankers, LNG ships and drybulk carriers. Mr. Fistes also served as Chief Executive Officer of Seachem Tankers Ltd. (1993-1996), a commercial chemical tanker operating company and as Chief Executive Officer of Coeclerici Ceres Bulk Carriers, a bulk carrier shipping company (2002-2003). He served on the Executive Committee of Euronav NV from 2006 to 2008. He was also a Board Member of the shipmanagement companies Ceres LNG Services Ltd. and Ceres Hellas Maritime Company from 2004 to 2006. In 2006, together with Michail Zolotas, Mr. Fistes founded Grandunion Inc., a shipholding company, where he holds the position of Chairman. From March 2007 until 2009, he was the Chairman of the International Association of Independent Tanker Owners (INTERTANKO) and serves on the Board of the Hellenic Marine Environment Protection Association (HELMEPA). He is a member of a number of industry-related associations including the Executive Committee of the International Association of Dry Cargo Shipowners (INTERCARGO) and the American Bureau of Shipping (ABS). Mr. Fistes serves on the Hellenic Committees for Det Norske Veritas (DNV), Registro Italiano Navale (RINA) and the Korean Register of Shipping (KR). Mr. Fistes also serves on the Mediterranean Committee for the China Classification Society (CCS). Mr. Fistes holds a Bachelor of Science Degree in Naval Architecture and Shipbuilding from Newcastle Upon-Tyne University and a Master’s of Science Degree in Ocean Systems Management from the Massachusetts Institute of Technology.

Michail S. Zolotas
Director, President and Chief Executive Officer

Mr. Zolotas has a long standing experience in the shipping sector. Being a 3rd generation ship-owner, he has over 18 years of experience in commercial, operational and technical management in the shipping industry. Mr. Zolotas has already managed over 75 vessels in less than 15 years. Prior to October 2009, Mr. Zolotas was Chief Executive Officer of GrandUnion Inc., a private ship management company with 40 vessels under management. Mr. Zolotas founded GrandUnion Inc. together with Mr. Nicholas G. Fistes in 2006. As Chief Executive Officer of GrandUnion, Mr. Zolotas bought and sold more than 60 vessels, including newbuildings. Today, he still serves as Chief Executive Officer of GrandUnion Inc. From 1999 until 2006, Mr. Zolotas was General Manager of Stamford Navigation Inc. In less than seven years Mr. Zolotas, managed to expand the fleet of Stamford Navigation Inc. from two to 30 vessels, ranging from 17,000 dwt to 170,000 dwt, including newbuildings. Mr. Zolotas joined Stamford Navigation Inc. as a superintendent engineer in 1997. He commenced his career spending three years in sea service and after the completion of his sea service he was involved in the technical management of Stamford Navigation Inc. especially in newbuildings supervision and repairs and conversion of the fleet in operation. Mr. Zolotas is a member of the Hellenic and Black Sea Mediterranean Committee of Bureau Veritas, China Classification Society (CCS) Mediterranean Committee and Registro Italiano Navale (RINA) Committee. From 2001 to 2007, he served on the board of the CTM Pool. Mr. Zolotas holds a B.E. in Mechanical Engineering from Stevens Institute of Technology, New Jersey, USA.

Allan L. Shaw
Director, Chief Financial Officer

Allan L. Shaw has over 20 years of financial management experience and began his career at Deloitte & Touche where he became a manager. Mr. Shaw was, from 1996, a member of the Board of Directors until 2002, and Chief Financial Officer until 2001 of Viatel Inc., an international telecommunications company. After Viatel Inc., he served as the Chief Financial Officer and Executive Management Board Member of Serono International S.A., a global biotechnology company from 2002 to 2004. Mr. Shaw is the founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm and has been a member of Navios Maritime Holdings Inc.’s Board of Directors since October 25, 2005. Mr. Shaw was appointed to the Board of Directors and named Chief Financial Officer of NewLead Holdings Ltd. on October 13, 2009. Mr. Shaw, a United States Certified Public Accountant, received a Bachelor of Science degree from the State University of New York, Oswego in 1986.

Spyros Gianniotis
Director

Spyros Gianniotis has worked in various positions in major banks throughout Greece and the United States for over 23 years. From 1989 until 2001, Mr. Gianniotis held positions at Citigroup in Athens, Piraeus and New York. In 2001, Mr. Gianniotis became the Assistant General Manager, Head of Shipping at Piraeus Bank S.A. In 2008, Mr. Gianniotis became the Chief Financial Officer of Aegean Marine Petroleum Network Inc., a position he currently holds. Mr. Gianniotis holds a B.A. from Queens College, CUNY, an MSc from Maritime College, SUNY and an MBA from Wagner College. He joined NewLead’s Board of Directors in October 2009.

Masaaki Kohsaka
Director

Masaaki Kohsaka has over 50 years of experience in the maritime sector in virtually every phase of operations and management. He has served in advisory roles for Grandunion since 2007. In 1995, Mr. Kohsaka served as the Managing Director, Planning Department and Cruise Department and Executive Officer of Owners Division of Showa Line Ltd. Prior to that position, he served as the Director and General Manager, Planning Department at Showa Line Ltd. in charge of newbuildings, sale and purchase, shipmanagement, insurance and legal matters. Masaaki Kohsaka started his career in 1959 in the Liner Department of Nissan Steamship Co. Ltd. He was a Member of the Tokyo Maritime Arbitration Commission from 1991 through 1997 and was a Maritime Arbitrator from 1991 through 2010. Masaaki Kohsaka is a graduate of The Faculty of Law, Hitotsubashi University in Tokyo. He joined NewLead’s Board of Directors in October 2009.

Panagiotis Skiadas
Director

Panagiotis Skiadas has served as a member of our board of directors since the closing of our initial public offering in June 2005. He is currently the Environmental Manager of VIOHALCO S.A., a holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece’s total exports. Within that role, Mr. Skiadas is responsible for all environmental and climate change issues as well as certain energy related matters. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed a similar role for a subsidiary of VIOHALCO, ELVAL S.A. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games in Athens in 2004. Mr. Skiadas holds a Bachelor of Science from the University of Florida and a Master’s in Engineering from the Massachusetts Institute of Technology in Environmental Engineering.

Apostolos I. Tsitsirakis
Director

Apostolos I. Tsitsirakis has long worked within the maritime industry in both London and Piraeus. He is the founder and currently serves as President of Maritime Capital Management Ltd., a private consulting and management firm with particular emphasis on shipping and international oil business. From 1997 to 2003, Mr. Tsitsirakis was affiliated with a family ship-owning and management company where he held the position of Director of Marine Operations. Mr. Tsitsirakis has served on the Board of Directors of Aegean Marine Petroleum Inc., and has participated as a partner and investor in Fleet Acquisition LLC, the fleet acquisition company that formed Genco Shipping. Mr. Tsitsirakis received an MBA from Webster University in London. He joined NewLead Holdings Ltd.’s Board of Directors in October 2009.

Dr. John Tzoannos
Director

Dr. John Tzoannos has served as a member of our board of directors since April 1, 2010 He has had a long standing career working within the field of economics, maritime trade and academics. Dr. Tzoannos has served as a member of the Hellenic Parliament and numerous Parliamentary Committees and programs. He has been a noted academic lecturer for over twenty five years and has been published in academic journals throughout the EU on such topics as Applied Economics, Shipping Policy, Financial Structure of Companies and M&A. He has been affiliated with the Athens University of Economics and Business, where he most currently serves as a Full Professor, since 1977. Dr. Tzoannos most recently retired after serving for five years as the Secretary General of the Ministry of Economy Competitiveness and Shipping for Greece. He received his formal education in England, with his undergraduate work completed at the University of Manchester, Masters Degree in Economics and Econometrics from the University of Southampton and finally his Ph.D. in Industrial Economics from the University of Birmingham.

Panagiotis Peter Kallifidas
General Counsel and Corporate Secretary

Peter Kallifidas has been NewLead’s general counsel since December 1, 2009 and was appointed as Company’s corporate secretary on January 1, 2010. Prior to NewLead, Mr. Kallifidas served as general counsel for Fairport Shipping Limited/Commercial S. A. from July 2002 to November 2009. From August 1996 to June 2002, Mr. Kallifidas was a member of the in-house legal team of Dioryx Maritime Corporation/Liquimar Tankers Management Inc. Mr. Kallifidas received his law degree from the Law School of the Aristotle University of Thessaloniki in Greece and a Masters degree in Maritime Law from the University of Southampton in the United Kingdom. Mr. Kallifidas is admitted to practice before the Athens Bar Association since 1995.

Sozon A. Alifragis
Senior Vice President and Chief Commercial Officer

Sozon A. Alifragis has over a decade of experience in the maritime industry. He has served as Commercial Director of Grandunion Inc. as well as Director of Commercial Operations of Newfront Shipping S.A., Newlead Shipping S.A. and Stamford Navigation S.A. in charge of Commercial, Commercial Operations and Insurance and Claims Departments. Mr. Alifragis has also served in top management positions within Ceres Hellenic Shipping S.A. and has worked with Odfjell Tankers in Bergen and within the Commercial Operations Departments at Seachem Tankers in Houston. Mr. Alifragis holds a degree in Electrical and Computer Engineering from Aristotle University of Thessaloniki, Greece, an MSc. in Shipping Trade and Finance from City University, London and Postgraduate degree in Maritime Law from London Guildhall University. He is a member of the Technical Chamber of Greece as well as a member of INTERTANKO Insurance and Legal Committee. Since 2005, Mr. Alifragis has also been a Fellow Member of the Institute of Chartered Shipbrokers.

George Fragos
Chief Operating Officer

George Fragos has 20 years of shipping and shipmanagement experience with various vessel types including crude/product tankers, chemical carriers, bulk carriers, LNG tankers and passenger ships. Mr. Fragos joined Ceres Hellenic Shipping in 1990 as superintendent engineer and was promoted to senior and top management positions within the group and its affiliated companies. Mr. Fragos has served in such roles as Technical Manager and Technical Director of the passenger shipping company, Director of Newbuilding Projects, Marine Division Director, Fleet Director of Euronav Shipmanagement Hellas and Chief Executive Officer of Gaslog Investments. Mr. Fragos has also served on the Board of Ceres Hellas, Ceres LNG, and Egypt LNG. In 2007, Mr. Fragos became Director of the Tanker Division of Grandunion, as well as Managing Director of the tanker shipmanagement company within Grandunion Group. In 2008, he became the Chief Executive Officer of the affiliate tanker shipowning venture, Tankunion Inc. Mr. Fragos has previously been a member of INTECARGO Safety and Technical Committee and is presently a member of the Business Advisory Committee of Athens Laboratory of Business Administration’s “MBA in Shipping” program. Mr. Fragos graduated with a degree in Mechanical Engineering from the National Technical University of Athens.

Compensation

We paid our officers and directors aggregate compensation of approximately $2,466,416 and $413,789 for the periods of January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively. In addition, share-based compensation costs for the periods of January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009 were $792,809 and $783,073, respectively. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. These reimbursed amounts amounted to $6,987 and $42,283, respectively, for the periods of January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009.

On October 13, 2009, we entered into an employment agreement with Mr. Allan S. Shaw to employ him as our Chief Financial Officer. This agreement has an initial term of three years unless terminated earlier in accordance with the terms of such agreement. The initial term shall be automatically extended for successive one year terms unless we or Mr. Shaw gives notice of non-renewal at least 180 prior to the expiration of the initial term or such one year extension to the initial term. Mr. Shaw was also granted 166,667 of our restricted common shares subject to applicable vesting periods, as mentioned below. Mr. Shaw has been granted 250,000 options at an exercise price of $19.80 subject to applicable vesting periods.

Board Practices

Board Classes

Our board of directors currently consists of eight members. Directors are elected annually and serve until their successors are appointed or they resign, unless their office is earlier vacated in accordance with our bye-

laws or with the provisions of the BCA. Each of the directors has served in his respective capacity since his election, which for all directors, except Panagiotis Skiadas and Dr. John Tzoannos, was October 13, 2009. Mr. Skiadas and Dr. Tzoannos have served as members of the board since June 2005 and April 2010, respectively. Our board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. The term of the Class II Directors expires at our annual meeting in 2011, the term of the Class I Directors expires at our annual meeting in 2012 and the term of the Class III Directors expires at our annual meeting in 2013. At each succeeding annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three year term.

Committees of the Board of Directors

We have established an Audit Committee comprised of our four independent directors responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The current members of our audit committee are Messrs. Spyros Gianniotis (Chairman), Apostolos I. Tsitsirakis, Panagiotis Skiadas and Dr. John Tzoannos. We have also established a Compensation Committee comprised of three independent directors responsible for reviewing the compensation of our senior management, officers and board of directors. The current members of our Compensation Committee are Messrs. Apostolos I. Tsitsirakis (Chairman), Spyros Gianniotis and Panagiotis Skiadas. We have also established a Governance and Nominating Committee. The current members of our Governance and Nominating Committee comprise Messrs. Dr. John Tzoannos, Panagiotis Skiadas (Chairman), Apostolos I. Tsitsirakis and Spyros Gianniotis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Please see the information contained under “Certain Relationships and Related Transactions” regarding transactions between us and any of our directors.

Advisers

Our legal adviser is Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. located at The Chrysler Center, 666 Third Avenue, New York, New York 10017. The validity of the securities offered by this prospectus being offered in connection with this offering relating to Bermuda law will be passed upon for us by Cox Hallett Wilkinson.

Our independent registered public accountant is PricewaterhouseCoopers S.A. located in Athens, Greece.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consistent with Bermuda law requirements, our bye-laws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to our board of directors. Our bye-laws additionally provide that related party transactions must be approved by independent and disinterested directors.

Grandunion Inc.

Nicholas G. Fistes, our Chairman, and Michail S. Zolotas, our Deputy Chairman, Chief Executive Officer and President, are the sole stockholder and the chairman and chief executive officer, respectively, of Grandunion. On October 13, 2009, Grandunion transferred 100% ownership in three drybulk carriers, the China, the Australia and the Brazil (which transaction included assets with a carrying value of approximately $75.3 million and the assumption of a credit facility of $37.4 million and other liabilities, for a net value of $35.0 million) to the Company in exchange for 1,581,483 newly issued common shares of the Company.

As part of the same transaction, a voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 222,223 of the Company’s common shares to Rocket Marine, a company controlled by two of our former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 1,463,631 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

In connection with the recapitalization, the Company issued $145.0 million in aggregate principal amount of 7% senior unsecured convertible notes due 2015, or the 7% Notes. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin-offs and other events. The issuance of the 7% Notes was made pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp., as purchasers. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer, converted $20.0 million of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at September 30, 2010 owned approximately 30% of the Company’s outstanding common shares. The 7% Notes are convertible at any time and if fully converted, following the conversion of 2.2 million shares, would result in the issuance of approximately 13.9 million newly issued common shares. Currently, Investment Bank of Greece retains $100,000 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($124.9 million) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. Accordingly, in the aggregate, $125.0 million of the 7% Notes remain outstanding as of December 15, 2010. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes as further described under the section entitled “Description of Share Capital — Registration Rights.” If we are successful in raising gross proceeds of at least $      in this offering, all of our current outstanding principal amount of $125.0 million of 7% Notes will be exchanged for an aggregate of           common shares based on the offering price of $      per share.

Technical and Commercial Management

At December 31, 2009, the vessel-owning companies of the vessels Newlead Avra (formerly Altius), Newlead Fortune (formerly Fortius), High Land, High Rider and Ostria had technical ship management agreements with ITM which were cancellable by either party upon two months notice. The agreed annual management fees were approximately $0.17 million per vessel, during each of 2010 and 2009. During the nine month period ended September 30, 2010, the vessel owning companies of Newlead Avra and Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of these vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company which was controlled by Grandunion and currently is NewLead’s subsidiary subsequent to the April 1, 2010, business acquisition. The agreed annual management fees were approximately $0.20 million per vessel.

The Chinook had a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob, which was terminated upon the sale of the vessel on September 7, 2010. The annual management fee per vessel for 2010 and 2009 were approximately €153,000 and €150,000, respectively (equal to approximately $0.2 million).

At December 31, 2009, the Australia, China and Brazil each had a commercial and technical ship management agreement with Stamford (as to the Australia) and with Newfront (as to the China and Brazil). The agreed annual management fees were approximately $0.19 million per vessel. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies have signed agreements that can be cancelled with two-months notice with Newlead Bulkers S.A. (“Newlead Bulkers” a company which was controlled by Grandunion and currently is NewLead’s subsidiary subsequent to the April 1, 2010 business combination transaction), for the provision of commercial and technical ship management services. The annual management fees for 2010 are approximately $0.19 million per vessel. Newlead Bulkers took over technical management of the Australia from Stamford on March 1, 2010. Also on March 1, 2010, Newlead Bulkers took over technical management of the China and Brazil from Newfront Shipping.

Newlead Shipping has performed technical management of the Newlead Avra (formerly Altius) since February 14, 2010. This agreement can be cancelled with two-months notice. AMT Management, a wholly-owned subsidiary of the Company, provided the technical management of the Nordanvind from November 2008 until January 16, 2010.

Magnus Carriers, a company owned by two of our former officers and directors, provided the ship-owning companies of the Newlead Avra, Newlead Fortune, High Land, High Rider, Ostria and Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by us effective May 1, 2009. At September 30, 2010, the commercial management services of all vessels are provided in-house by Newlead Shipping S.A. and Newlead Bulkers S.A.

The commercial management for all our vessels is currently provided in-house. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments — Commercial and Technical Ship Management Agreements” above.

In July 2010, NewLead completed the asset acquisition of five drybulk vessels, including two newbuildings with long term quality time charters, from Grandunion. Total consideration for the acquisition of the five vessels was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities. The balance, representing newbuilding installments, will be financed with committed bank and shipyard credit facilities, as well as with cash from our balance sheet.

On April 1, 2010, NewLead completed the acquisition of six vessels (four drybulk vessels and two product tankers) and NewLead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of the Purchase Agreement. In exchange for shares of the subsidiaries acquired, NewLead assumed approximately $161.0 million of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5.3 million which consisted of $100,000 in cash, as well as issued 700,214 common shares, or the Shares, to Grandunion, reflecting the 737,037 shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these Shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The shares are subject to a Lock-Up Agreement, dated April 1, 2010, whereby the Shares are restricted from disposition or any other transfer for the one year period ending April 1, 2011.

Aries Energy Corporation/Rocket Marine Inc.

On April 15, 2010, we completed (a) the purchase of the two Kamsarmaxes for an aggregate consideration of $112.7 million (including payments up to the delivery of the vessels and ready for sea costs) and (b) the sale of the Chinook for $8.5 million as part of the same deal. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal shareholders, is one of the principals of the seller of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our Board in October 2009. Accordingly, even though Rocket Marine is a principal shareholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly-unaffiliated third party. For more details please refer to Note 8 of our condensed consolidated financial statements.

Terra Stabile A.E.

We lease office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our board of directors. In November 2009, we entered with the landowner into a 12-year lease agreement in relation to the office space and on April 28, 2010 we entered into a 12-year lease agreement for the warehouse space.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of December 17, 2010 for:

•	each person known by us to own beneficially more than 5% of our shares;

•	each of our directors and executive officers who beneficially own our shares; and

•	all directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of December 17, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 7,327,934 shares outstanding on December 17, 2010. Unless otherwise specified, the business address of each of the individuals set forth below 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38.

Unless otherwise indicated, NewLead believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to Offering		After Offering**
Identity of Person or Group	Number	Percentage	Number	Percentage

Principal Shareholders
Focus Maritime Corp.(1)	16,100,000	75.9%
Grandunion Inc.(2)(3)	3,523,105	48.1%
Rocket Marine Inc.(4)	1,463,629	20.0%
S. Goldman Advisors, LLC(5)	656,233	8.35%
Investment Bank of Greece, S.A.(6)	427,778	5.5%

Executive Officers and Directors
Michail S. Zolotas(1)(2)(3)(7)	19,623,105	92.5%
Nicholas G. Fistes(2)(7)	3,523,105	48.1%
Allan L. Shaw(8)	166,667	2.3%
Masaaki Kohsaka	5,417	*
Spyros Gianniotis	5,417	*
Apostolos I. Tsitsirakis	5,417	*
Dr. John Tzoannos	5,417	*
Panagiotis Skiadas	15,417	*
Panagiotis Peter Kallifidas	—	*
George Fragos	—	*
Sozon Alifragkis	—	*
Directors and Executive Officers as a Group(1)(2)(3)(7)(8)	19,876,857	93.5%

*	Less than one percent

**	After giving effect to the exchange of the 7% Notes

(1)	Includes 13,877,778 common shares underlying the 7% Notes. Focus Maritime Corp., a Marshall Islands corporation, is wholly-owned by Michail S. Zolotas. Focus Maritime’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13G/A filed by Grandunion with the SEC on September 16, 2010.

(2)	Grandunion is a Marshall Islands corporation, which is wholly-owned by Nicholas G. Fistes and Michail S. Zolotas, who each own 50% of the issued and outstanding capital stock of Grandunion. Grandunion’s business address is 83 Akti Miaouli & Flessa Street, Piraeus Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on September 16, 2010.

(3)	Includes 1,463,629 common shares beneficially owned by Rocket Marine Inc. that are subject to a voting agreement with Grandunion, over which Grandunion has voting power.

(4)	Rocket Marine Inc., a Marshall Islands corporation, is a wholly-owned subsidiary of Aries Energy Corporation, which is also a Marshall Islands corporation. Mons Bolin, the Company’s former Chief Executive Officer, President and former member of the board of directors, and Captain Gabriel Petridis, the Company’s former Chairman, each own 50% of the issued and outstanding capital stock of Aries Energy Corporation. Each of Aries Energy Corporation, Mons Bolin and Captain Gabriel Petridis disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The principal business address for each of Aries Energy Corporation, Mr. Bolin and Cpt. Petridis is 18 Zerva Nap. Street, Glyfada, Athens Greece 166 75. The foregoing information was derived from a Schedule 13G/A filed with the SEC on October 16, 2009.

(5)	Includes 529,167 common shares underlying warrants, the beneficial ownership of which is shared by Mr. Sheldon Goldman and S. Goldman Advisors, LLC, or Goldman Advisors. Mr. Goldman is the sole member and senior managing director of Goldman Advisors and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of 127,066 common shares. Goldman Advisors and Mr. Goldman may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 529,167 common shares beneficially owned by Goldman Advisors. The principal business address of S. Goldman Advisors, LLC and Mr. Goldman is 825 Third Avenue, 34th Floor, New York, NY, 10022. The foregoing information was derived from a Schedule 13D filed with the SEC on December 23, 2010.

(6)	Includes 416,667 common shares underlying warrants and 11,111 common shares underlying the 7% Notes. Represents shares owned by Investment Bank of Greece, S.A., or IBG, Marfin Egnatia Bank S.A., or Marfin Egnatia, and Marfin Popular Bank Public Co., Ltd., or Marfin Popular. Marfin Egnatia is deemed to beneficially own the foregoing shares as a result of its approximately 92% ownership of IBG and Marfin Popular is deemed to beneficially own such shares as a result of its approximately 97% ownership of Marfin Egnatia. The principal business address of IBG is 24B Kifissias Avenue, Maroussi, Athens Greece 151 25. The principal business address of Marfin Egnatiais 20 Mitropoleos Street and Komninon Street, Thessaloniki Greece 546 24. The principal business address of Marfin Popular is 154 Limassol Avenue, Nicosia, 2025, Cyprus. The foregoing information was derived from a Schedule 13G filed with the SEC on October 22, 2009.

(7)	Includes 3,523,105 common shares beneficially owned by Grandunion.

(8)	Does not include 250,000 restricted common shares underlying options issued pursuant to the Company’s Equity Incentive Plan.

During the period from January 1, 2009 to October 13, 2009 and from October 14, 2009 to December 31, 2009, the percentage ownership of Grandunion, Mr. Zolotas, Mr. Fistes, Rocket Marine and Focus Maritime all significantly changed compared to the same period in the fiscal year ended December 31, 2008. This change is due primarily to the transactions related to the recapitalization.

On April 1, 2010, the Company completed the acquisition of six vessels (four drybulk vessels and two product tankers) and Newlead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of the Purchase Agreement. In exchange for shares of the subsidiaries acquired, the Company assumed approximately $161.0 million of bank debt, accounts payable and accrued liabilities net of cash acquired and paid Grandunion an additional consideration of $5.3 million, which consisted of $100,000 in cash as well as 700,214 common shares, reflecting 737,037 common shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these common shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The foregoing information was derived from a Schedule 13D/A filed with the SEC on September 16, 2010. The common shares are subject to a Lock-Up Agreement, dated April 1,

2010, pursuant to which the shares are restricted from disposition or any other transfer for the one year period ending April 1, 2011.

On August 3, 2010, the Company effected a 1-for-12 reverse share split of its common shares to consolidate every 12 common shares of NewLead into one common share, par value of $0.01 per share. All common share amounts in the table above give retrospective effect to such reverse share split.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes the material terms of our Memorandum of Association and our bye-laws. Under our Memorandum of Association, as amended, our authorized capital consists of 500 million preference shares, par value $0.01 per share and 1 billion common shares, par value of $0.01 per share.

Common Shares

Our Memorandum of Association and bye-laws were amended on August 26, 2009 to increase the authorized share capital of the Company to 1,000,000,000 common shares, and 500,000,000 preference shares.

Holders of common shares have no pre-emptive, subscription, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Holders of common shares have no cumulative voting rights. Holders of common shares are entitled to dividends if and when they are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. Directors to be elected by holders of common shares require a plurality of votes cast at a meeting at which a quorum is present. For all other matters, unless a different majority is required by law or our bye-laws, resolutions to be approved by holders of common shares require approval by a majority of votes cast at a meeting at which a quorum is present.

Upon our liquidation, dissolution or winding up, our common shareholders will be entitled to receive, ratably, our net assets available after the payment of all our debts and liabilities and any preference amount owed to any preference shareholders.

The rights of our common shareholders, including the right to elect directors, are subject to the rights of any series of preference shares we may issue in the future.

Preference Shares

Under the terms of our bye-laws, our board of directors has authority to issue up to 500 million “blank check” preference shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preference shares, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of a series.

The rights of holders of our common shares will be subject to, and could be adversely affected by, the rights of the holders of any preference shares that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preference shares which are greater than those of our common shares. Our issuance of preference shares could, among other things:

•	restrict dividends on our common shares;

•	dilute the voting power of our common shares;

•	impair the liquidation rights of our common shares; and

•	Discourage, delay or prevent a change of control of our Company.

Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized preference shares, unless otherwise required by applicable law or NASDAQ requirements. Although we currently have no plans to issue preference shares, we may issue them in the future.

Reverse share split

On July 27, 2010, we announced that a 1-for-12 reverse share split of our common shares had been approved by our Board of Directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidated every 12 common shares into one common share, with par value of $0.01 per share. Our number of authorized common shares and preference shares were not affected by the reverse split. In respect to the underlying common shares associated with stock options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted in accordance with the 1:12 ratio for all periods presented. As a result of the reverse share split, the number of the Company’s common shares outstanding was reduced from 88,363,265 to 7,327,934 shares, which takes into account rounding up of all fractional shares to the nearest whole share. Due to such reverse share split, earnings per share, convertible notes, warrants and stock options have been adjusted retrospectively as well.

Registration Rights

Certain of our shareholders have registration rights as described below.

We entered into a Registration Rights Agreement, dated September 16, 2009, with Grandunion and Rocket Marine in connection with a securities purchase agreement, dated the same date, with Grandunion. Subject to the terms of the agreement, at any time after December 31, 2011, Grandunion and Rocket Marine may demand that we file a registration statement, request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration). In addition, unless we receive notice from Rocket Marine to the contrary by April 30, 2011, we are required to file a registration statement registering up to 222,223 common shares held by Rocket Marine by June 30, 2011.

We entered into a Registration Rights Agreement, dated April 1, 2010, with Grandunion in connection with a securities purchase agreement, dated as of March 31, 2010, with Grandunion. Subject to the terms of the agreement, at any time after April 1, 2011, Grandunion may demand that we file a registration statement, request that we file a registration statement on Form F-3 if we are entitled to use such form, or request that their purchased common shares be covered by a registration statement that we are otherwise filing (i.e., piggy-back registration).

We entered into a Registration Rights Agreement, dated October 13, 2009, with Investment Bank of Greece and Focus Maritime Corp. in connection with the issuance of our 7% Notes. Subject to the terms of this agreement, upon the request of the majority of the holders of the transfer restricted securities (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their transfer restricted securities be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration). A registration statement covering, among other securities, approximately 2.22 million common shares that were issued in November 2009 as a result of the conversion of $20.0 million in aggregate principal amount of the 7% Notes, was declared effective by the SEC on May 21, 2010. We expect to obtain a waiver with respect to the piggy-back registration rights prior to the completion of this offering.

We entered into a Registration Rights Agreement, dated January 2, 2010, with S. Goldman Advisors, LLC, in connection with the registration of 208,334 common shares and 416,667 common stock underlying warrants issued to the advisors. Subject to the terms of this agreement, upon the request of the majority of the holders of the transfer restricted securities (as defined therein), we are required to file a shelf registration statement covering the transfer restricted securities within 30 days. The holders may also request that their transfer restricted securities be covered by a registration statement that we are otherwise filing for the purpose of a firm-commitment, underwritten public offering of common shares (i.e., piggy-back registration). A registration statement covering, among other securities, the 208,334 common shares and 416,667 common stock underlying warrants, was declared effective by the SEC on May 21, 2010. We expect to obtain a waiver with respect to the piggy-back registration rights prior to the completion of this offering.

Treasury Shares

Our bye-laws were amended at our 2008 annual general meeting to allow our board of directors, at its discretion and without the sanction of a resolution of members, to authorize the acquisition by us of our shares, to be held as treasury shares. Our board of directors may, at its discretion and without the sanction of a resolution of Members, authorize the acquisition by us of our own shares, to be held as treasury shares, upon such terms as the board of directors may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the BCA. We shall be entered in the register of members as a shareholder in respect of the shares held by us as treasury shares and shall be our shareholder but subject always to the provisions of the BCA and for the avoidance of doubt we shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the BCA. Subject as otherwise provided in our bye-laws in relation to our shares generally, any of our shares held by us as treasury shares shall be at the disposal of the board of directors, which may hold all or any of such shares, dispose of or transfer all or any of such shares for cash or other consideration, or cancel all or any of such shares.

Dividends

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities, its issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for its shares in excess of the aggregate par value of such shares). If the realizable value of our assets decreases, our ability to pay dividends may require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Anti-Takeover Effects of Provisions of Our Constitutional Documents

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the recapitalization, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of our incumbent directors and executive officers.

Blank Check Preference Shares

Under the terms of our bye-laws, subject to applicable legal or NASDAQ requirements, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 500 million preference shares with such rights, preferences and privileges as our board may determine. Our board of directors may issue preference shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our bye-laws provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. One-third (or as near as possible) of our directors will be elected each year. Our bye-laws also provide that directors may only be removed for cause upon the vote of the holders of no less than 80% of our outstanding common shares. These provisions could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we have included these provisions in our bye-laws. Specifically, our bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

•	after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 80% of our outstanding voting shares that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes recapitalizations, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity, except that so long as Rocket Marine owns 15% or more of our outstanding voting shares, Rocket Marine shall not be an interested shareholder unless it acquires additional voting shares representing 8% or more of our outstanding voting shares.

Election and Removal of Directors

Our bye-laws do not permit cumulative voting in the election of directors. Our bye-laws require shareholders wishing to propose a person for election as a director (other than persons proposed by our board of directors) to give advance written notice of nominations for the election of directors. Our bye-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares, voted at a duly authorized meeting of shareholders called for that purpose, provided that notice of such meeting is served on such director at least 14 days before the meeting. These provisions may discourage, delay or prevent the removal of our incumbent directors.

Shareholder Meetings

Under our bye-laws, annual meetings of shareholders will be held at a time and place selected by our board of directors each calendar year. Special meetings of shareholders may be called by our board of directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our bye-laws at least 15, but not more than 60, days’ notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders who will be eligible to receive notice and vote at the meeting.

Limited Actions by Shareholders

Any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by majority written consent without a meeting. Our bye-laws provide that, subject to certain exceptions and to the rights granted to shareholders pursuant to the BCA, only our board of directors may call special meetings of our shareholders and the business transacted at a special meeting is limited to the purposes stated in the notice for that meeting. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Subject to certain rights set out in the BCA, our bye-laws provide that shareholders are required to give advance notice to us of any business to be introduced by a shareholder at any annual meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought by or at the direction of our board of directors, the shareholder must have given our secretary notice not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the shareholders. In the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the shareholder must give our secretary notice not later than 10 days following the earlier of the date on which notice of the annual meeting was mailed to the shareholders or the date on which public disclosure of the annual meeting was made. The chairman of the meeting may, if the facts warrant, determine and declare that any business was not properly brought before such meeting and such business will not be transacted.

Amendments to Bye-Laws

Our bye-laws require the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend, alter, change or repeal the following provisions in our bye-laws:

•	the classified board and director election and removal provisions;

•	the percentage of approval required for our shareholders to amend our bye-laws;

•	the limitations on business combinations between us and interested shareholders;

•	the provisions requiring the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend the foregoing provisions; and

•	the limitations on shareholders’ ability to call special meetings, subject to certain rights guaranteed to shareholders under the BCA.

These requirements make it more difficult for our shareholders to make changes to the provisions in our bye-laws that could have anti-takeover effects.

EXCHANGE OF NOTES

If we are successful in raising gross proceeds of at least $      in this offering, all of our current outstanding principal amount of $125.0 million of 7% senior unsecured convertible notes due 2015 will be exchanged for an aggregate of           common shares based on the offering price of $      per share. We will not receive any cash proceeds in connection with the exchange of the notes. In the event we do not raise gross proceeds of $      in this offering, a portion of such notes may not be exchanged and would remain outstanding after this offering.

MATERIAL CONTRACTS

The summaries of each material contract for the two years immediately preceding the date of this prospectus, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party are incorporated herein by reference from each of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010 and the Reports on Form 6-K filed with the SEC on April 26, 2010, June 1, 2010, July 19, 2010, September 21, 2010, December 17, 2010 and December 22, 2010.

TAXATION

The following is a discussion of the material Bermuda and United States federal income tax considerations with respect to the Company and the beneficial owners of our common shares (referred to herein as “holders”). This discussion does not purport to deal with the tax consequences of owning or disposing of common shares to all categories of investors, some of which, such as dealers or traders in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset. Holders of common shares are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Bermuda Tax Considerations

As of the date of this document, we are not subject to taxation under the laws of Bermuda, and distributions to us by our subsidiaries also are not subject to any Bermuda tax. As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the following discussion does not address any United States estate or gift, state, local or non-United States tax consequences, or any tax consequences of the newly enacted Medicare tax on investment income. The discussion below is based, in part, on the description of our business as described in “Business — Information on the Company” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to NewLead Holdings Ltd. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

We earn substantially all of our income from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as “shipping income.”

Fifty percent of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports is not considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States is not subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S. source shipping income is subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

(1) it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” to corporations organized in the United States in respect of such category of the shipping income for which exemption is being claimed under Section 883 and which we refer to as the “Country of Organization Test”; and

(2) Either

(A) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test,” or

(B) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another qualified foreign country or in the United States, which we refer to as the “Publicly Traded Test.”

The Country of Organization Test is satisfied since we are incorporated in Bermuda, and each of our subsidiaries is incorporated in the Bermuda, the Marshall Islands, or Liberia, all of which are qualified foreign countries in respect of each category of shipping income we currently earn and expect to earn in the future. Therefore, we and our subsidiaries are exempt from United States federal income taxation with respect to our U.S.-source shipping income as we and each of our subsidiaries meet either of the 50% Ownership Test or the Publicly Traded Test. Under a special attribution rule of Section 883, each of our Subsidiaries is deemed to have satisfied the 50% Ownership Test if we satisfy such test or the Publicly Traded Test.

We believe that, prior to this offering, we will have satisfied the 50% Ownership Test; however, following the offering, our common shares are expected to be more widely held and, accordingly, we may have difficulty satisfying this test.

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation is considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of issued and outstanding stock, are “primarily traded” on the NASDAQ Global Select Market, which is an established securities market in the United States.

Under the Treasury Regulations, our common shares are considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on an established securities market, which we refer to as the listing threshold. Since our common shares are our sole class of issued and outstanding stock and are listed on the NASDAQ Global Select Market, we meet the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We satisfy these trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is currently the case with our common shares, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our shares are not to be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our outstanding common shares, which we refer to as the “5 Percent Override Rule.”

To determine the persons who own 5% or more of the vote and value of our shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Form 13G and Form 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the Treasury Regulations provide that the 5 Percent Override Rule does not apply if we can establish in conformity with the Treasury Regulations that within the group of 5% Shareholders, sufficient shares are owned by qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the value of our shares for more than half the number of days during such year.

We believe that, prior to this offering, the 5 Percent Override Rule was triggered. However, we also believe that, within the group of 5% Shareholders existing prior to this offering, sufficient shares will have been owned by qualified shareholders for purposes of Section 883 to have precluded non-qualified shareholders in such group from owning 50% or more of the value of our shares for more than half the number of days during the relevant taxable years. We believe that, after this offering, either (i) the 5 Percent Override Rule will not be triggered or (ii) if the 5 Percent Override Rule is triggered, sufficient shares will be owned by qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders from owning 50% or more of the value of our shares for more than half the number of days during the relevant taxable years; however, there can be no assurance in this regard. In order to qualify for the exception to the 5 Percent Override Rule, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. We believe that these requirements have been satisfied in the past, and we intend to cause these requirements to be satisfied in the future, as required, although there can be no assurance that we will be successful in this regard.

Even though we believe that we will be able to qualify for the benefits of Section 883 under the Publicly-Traded Test, we can provide no assurance that we will be able to continue to so qualify in the future.

Taxation In The Absence of Section 883 Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would, in lieu of the 4% gross basis tax described above, be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not have, or permit circumstances that would result in our having, a fixed place of business in the United States involved in the earning of shipping income and therefore, we believe that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is a United States citizen or resident for United States federal income tax purposes, corporation or other entity treated as a corporation for United States federal income tax purposes that is created or organized under the laws of the United States or its political subdivisions, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits as so determined will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. We do not expect to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distributions will be treated as a dividend even if such distributions would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally recognizes taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such stock. Such gain or loss is treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s adjusted tax basis in our common shares generally will equal the U.S. Holder’s cost in acquiring our common shares, subject to the adjustments described above. Such capital gain or loss is generally treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we are treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we are treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been or are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we were to be treated as a passive foreign investment company, special and adverse United States federal income tax rules would apply to a U.S. Holder of our shares. Among other things, the distributions a U.S. Holder received with respect to our shares and gains, if any, a U.S. Holder derived from his sale or other disposition of our shares would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in our common shares, and would be subject to an additional interest charge. However, a U.S. Holder might be able to make certain tax elections which ameliorate these consequences. In addition, if we were treated as a passive foreign investment company, a U.S. Holder of our shares would be subject to special information reporting requirements with respect to its investment in our shares.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common shares that is not a U.S. Holder or a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally are not subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally are not subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business is generally subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions and payment of the proceeds from the sale or other disposition of our common shares made within the United States to a U.S. Holder, other than an exempt U.S. Holder (such as a corporation) that properly certifies as to its exempt status, will be subject to information reporting requirements. Such payments will be subject to backup withholding tax if you are a not a non-exempt U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the Internal Revenue Service.

Information Reporting Regarding Non-U.S. Accounts

Pursuant to recently enacted legislation, effective for tax years beginning after March 18, 2010, individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 during the tax year, will be required to attach to their tax returns for the year the information described in section 6038D of the Code. An individual who fails to timely furnish the required information generally will be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. To the extent provided in U.S. Treasury regulations or other guidance, these reporting obligations will apply to any U.S. entity which is formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets, in the same manner as if such entity were an individual.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement dated          , 2011, we have agreed to sell to FBR Capital Markets & Co. and S. Goldman Capital LLC, or the Underwriters, and the Underwriters have agreed to purchase on a firm commitment basis the number of common shares offered in this offering set forth opposite their respective names below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus:

Number of
Underwriter	Shares

FBR Capital Markets & Co.
S. Goldman Capital LLC

Total

Under the terms and conditions of the underwriting agreement, the Underwriters are committed to purchase all common shares offered by this prospectus, other than those covered by the over-allotment option described below, if the Underwriters purchases any of such shares. We have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters or other indemnified parties may be required to make in respect of such liabilities.

Commissions and Discounts

The following table summarizes the compensation to be paid to the Underwriters by us and the proceeds, before expenses, payable to us. The information assumes either no exercise or full exercise by the Underwriters of the over-allotment option.

Total
		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price
Underwriting discount
Proceeds, before expenses, to us(1)

(1)	We estimate that the total expenses of this offering excluding the underwriting discount and the non-accountable expense allowance, will be approximately $ million.

Over-allotment Option

We have granted the Underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to additional common shares solely to cover over-allotments, if any, at the same price as the initial common shares offered. If the Underwriters fully exercise the over-allotment option, the total public offering price, underwriting discounts and proceeds (before expenses) to us will be $     , $     , and $     , respectively.

Lock-Up Agreements

Each of our executive officers, directors and certain of our significant shareholders have agreed with us not to sell or otherwise transfer any common shares for      days after the date of this prospectus without first obtaining the written consent of          . Specifically, such persons have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell or otherwise dispose of any shares;

•	sell any option or contract to purchase any shares;

•	purchase any option or contract to sell any shares;

•	grant any option, right or warrant for the sale of any shares, except pursuant to our stock option plan;

•	lend or otherwise dispose of or transfer any shares;

•	request or demand that we file a registration statement related to any of our shares;

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares whether any such swap or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

These lock-up agreements apply to our shares and to securities convertible into, or exchangeable or exercisable for, or repayable with, our shares. It also applies to our shares owned now acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The lock-up period described in the preceding sentence will be extended if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period;

in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by .

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the Underwriters to bid for and to purchase our common shares. As an exception to these rules, the Underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common share. The Underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common share, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the Underwriters of securities in excess of the number of securities the Underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the Underwriters is not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of shares in the over-allotment option. The Underwriters may close out any covered short position by either exercising their over-allotment option or purchasing our common shares in the open market.

•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the Underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the Underwriters sell more of common shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the Underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our common share. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the Underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the Underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the Underwriters or any affiliate of the Underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters and should not be relied upon by investors.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (EEA) which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the Underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the Underwriters to produce a prospectus for such offer. Neither we nor the Underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the Underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have theybeen acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

ENFORCEABILITY OF CIVIL LIABILITIES AND
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are incorporated under Bermuda law. A majority of the directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of the assets and the assets of the directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon NewLead or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal securities laws.

With respect to enforcing a judgment in Bermuda, a final and conclusive judgment of the United States courts against the Company, under which a sum of money is payable (not being a sum of money payable in respect of multiple damages, or a fine, penalty tax or other charge of a like nature), may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the United States court’s judgment.

We have been advised by counsel in Bermuda that the current position (which may be subject to change) is that, on general principles, such proceedings would be expected to be successful provided that:

(a) the United States court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and

(b) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law.

Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars. However, the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation. No stamp duty or similar or other tax or duty is payable in Bermuda on the enforcement of a foreign judgment but court fees will be payable in connection with proceedings for enforcement.

We have been advised by counsel in Bermuda that the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	$13,351.50
FINRA filing fee	$12,000
Legal fees and expenses
Accounting fees and expenses
Printing fees
Transfer agent and registrar fees
Other fees and expenses

Total

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee and the FINRA filing fee.

LEGAL MATTERS

The validity of the securities offered by this prospectus being offered in connection with this offering relating to Bermuda law will be passed upon for us by Cox Hallett Wilkinson. Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York has acted as counsel to the underwriters in this offering.

EXPERTS

The consolidated financial statements as of December 31, 2009 and for the period from October 14, 2009 to December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2008 and for the period from January 1, 2009 to October 13, 2009 and for each of the two years in the period ended December 31, 2008 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Grandunion Vessels Combined Entity as of December 31, 2009 and the results of their operations and their cash flows for each of the two years ended December 31, 2009 included in this prospectus in reliance on the report of Grant Thornton S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The section in this prospectus entitled “Industry” and the statistical and graphical information contained therein and in any other instance where Drewry Shipping Consultants Ltd. has been identified as the source of information included in this prospectus have been reviewed by Drewry, which has confirmed to us that they accurately describe our industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

MATERIAL CHANGES

Not applicable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Government Filings

As required by the Securities Act, we filed a registration statement on Form F-1 relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We file annual reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov, as well as on our website at http://www.newleadholdings.com.

Documents may also be inspected at the Financial Industry Regulatory Authority, Inc., 1735 K Street, N.W., Washington D.C. 20006.

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and corresponding reports by our independent registered public accounting firm, and intend to furnish quarterly reports containing selected unaudited financial data for the three first quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rule of NASDAQ Global Select Market, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition as a “foreign issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

This prospectus is only part of a Registration Statement on Form F-1 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules,

•	without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INDEX TO THE FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets (Unaudited) as of September 30, 2010 and December 31, 2009	F-2
Condensed Consolidated Statements of Operations (Unaudited) for the three and nine months ended September 30, 2010 (Successor) and 2009 (Predecessor)	F-3
Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) for the nine months ended September 30, 2010 (Successor), for the period from January 1, 2009 to October 13, 2009 (Predecessor) and the period from October 14, 2009 to December 31, 2009 (Successor)
F-4
Condensed Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2010 (Successor) and 2009 (Predecessor)	F-5
Notes to the Condensed Consolidated Financial Statements	F-6
Reports of Independent Registered Public Accounting Firm	F-40
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-42
Consolidated Statements of Operations for years ended December 31, 2009, 2008 and 2007	F-43
Consolidated Statements of Changes in Shareholders’ Equity for years ended December 31, 2009, 2008 and 2007	F-44
Consolidated Statements of Cash Flows for years ended December 31, 2009, 2008 and 2007	F-45
Notes to the Consolidated Financial Statements	F-46
Report of Independent Certified Public Accountants	F-83
Combined Balance Sheets as of December 31, 2009 and 2008	F-84
Combined Statements of Operations for the years ended December 2009 and 2008	F-85
Combined Statements of Shareholders’ Equity for the years ended December 2009 and 2008	F-86
Combined Statements of Cash Flows for the years ended December 2009 and 2008	F-87
Notes to Combined Financial Statements	F-88
Unaudited Supplemental Combining Financial Information	F-107
Unaudited Pro Forma Consolidated Statement of Operations of for the nine months period ended September 30, 2010	F-113
Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2009	F-115
Notes to the Unaudited Pro Forma Summary Financial Data	F-117

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

		As of	As of
		September 30,	December 31,
	Note	2010	2009
		(Unaudited)
		(All amounts expressed in thousands of U.S. dollars except share amounts)

ASSETS
Current assets
Cash and cash equivalents		$59,659	$106,255
Restricted cash	6	10,276	403
Trade receivables, net		3,890	4,572
Other receivables		1,357	496
Due from related parties	18	—	40
Inventories	7	2,221	3,085
Prepaid expenses		2,374	1,082
Due from managing agents	18	799	8
Backlog asset	8	10,380	5,528
Total current assets

		90,956	121,469

Restricted cash	6	33,156	9,668
Vessels under construction	9	59,751	—
Advances for vessel acquisition		3,213	—
Assets held for sale		—	8,250
Vessels and other fixed assets, net	10	387,501	253,115
Goodwill	5	14,280	—
Backlog asset	8	47,426	—
Deferred charges, net		12,489	6,831

Total non-current assets		557,816	277,864

Total assets		$648,772	$399,333

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	11	$34,862	$14,240
Accounts payable, trade		21,354	11,048
Accrued liabilities		19,801	16,957
Deferred charter revenue	8	1,768	—
Deferred income		1,181	226
Derivative financial instruments	16	6,992	9,687
Due to related parties	18	—	234

Due to managing agent	18	158	1,868

Total current liabilities		86,116	54,260

Non-current liabilities
Derivative financial instruments	16	7,320	7,407
7% convertible senior notes, net	12	52,237	41,430
Deferred charter revenue	8	116	—
Deferred income		1,250	730
Other non-current liabilities		7,857	—
Long-term debt	11	465,593	223,030

Total non-current liabilities		534,373	272,597

Total liabilities		620,489	326,857

Commitments and contingencies	17
Shareholders’ equity
Preference Shares, $0.01 par value, 500 million shares
authorized, none issued		—	—
Common Shares, $0.01 par value, 1 billion shares authorized,
7.3 million and 6.6 million shares issued and outstanding as of
September 30, 2010 and December 31, 2009, respectively		74	67
Additional paid-in capital		122,579	110,281
Accumulated deficit		(94,370)	(37,872)

Total shareholders’ equity		28,283	72,476

Total liabilities and shareholders’ equity		$648,772	$399,333

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Successor	Predecessor	Successor	Predecessor
		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
		September 30,	September 30,	September 30,	September 30,
	Note	2010	2009	2010	2009
		(Unaudited)
		(All amounts expressed in thousands of U.S. dollars except share and per share amounts)
OPERATING REVENUES	15	$28,793	$9,244	$72,644	$31,734
EXPENSES:
Commissions		(593)	(192)	(1,794)	(654)
Voyage expenses		(5,575)	(4,323)	(15,306)	(7,621)
Vessel operating expenses		(10,949)	(10,755)	(28,059)	(21,296)
General and administrative expenses		(3,777)	(4,396)	(11,804)	(7,455)
Depreciation and amortization expenses		(11,554)	(3,921)	(28,133)	(11,412)
Impairment loss	3, 10	—	(68,042)	(15,662)	(68,042)
Management fees		(191)	(265)	(1,007)	(853)

		(32,639)	(91,894)	(101,765)	(117,333)

Net operating loss from continuing operations		(3,846)	(82,650)	(29,121)	(85,599)
OTHER (EXPENSES)/INCOME, NET:
Interest and finance expense	11	(11,426)	(3,286)	(33,072)	(10,135)
Interest income		128	2	518	9
Gain on sale from vessels		1,168	—	1,168	—
Other expense, net		(49)	(22)	(6)	(24)
Change in fair value of derivatives	16	(126)	247	1,592	1,385

Total other expenses, net		(10,305)	(3,059)	(29,800)	(8,765)

Loss from continuing operations		(14,151)	(85,709)	(58,921)	(94,364)

Net (loss)/income from discontinued operations (includes gain from sale of vessels $2,497 in nine months ended 2010 and loss $5,584 in nine months ended 2009, respectively)	19	(55)	(25,589)	2,423	(29,397)

Net loss		$(14,206)	$(111,298)	$(56,498)	$(123,761)

(Loss)/income per share:
Basic and diluted
Continuing operations		$(1.98)	$(35.72)	$(8.54)	$(39.39)

Discontinued operations		$(0.01)	$(10.66)	$0.35	$(12.27)

Total		$(1.99)	$(46.38)	$(8.19)	$(51.66)

Weighted average number of shares:
Basic and diluted		7,133,033	2,399,740	6,899,628	2,395,596

The accompanying notes are an integral part condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Additional		Total
		Common	Share	Paid-in	Accumulated	Shareholders’
	Note	Shares	Capital	Capital	Deficit	Equity
		(Unaudited)
		(All amounts expressed in thousands of U.S. dollars except share amounts)

Balance at December 31, 2008 (Predecessor)		2,414	$24	$114,053	$(48,561)	$65,516
Net loss		—	—	—	(125,764)	(125,764)
Issuance of common shares	13	7	1	—	—	1
Share-based compensation	13	—	—	793	—	793

Balance at October 13, 2009 (Predecessor)		2,421	25	114,846	(174,325)	(59,454)
(Successor)
Change in control — basis adjustment		—	—	(164,014)	174,325	10,311
Contribution of vessels		1,582	16	34,981	—	34,997
Beneficial conversion feature on the 7% convertible senior notes	12	—	—	100,536	—	100,536
Conversion of the 7% convertible senior notes ($20m)	12	2,222	22	19,978	—	20,000
Net loss		—	—	—	(37,872)	(37,872)
Share-based compensation	13	390	4	3,954	—	3,958

Balance at December 31, 2009 (Successor)		6,615	67	110,281	(37,872)	72,476
Net loss		—	—	—	(56,498)	(56,498)
Issuance of common shares	13	12	0	—	—	0
Shares issued for business acquisition	5	700	7	5,203	—	5,210
Warrants	11, 16	—	—	5,067	—	5,067
Share-based compensation	13	—	—	2,028	—	2,028

Balance at September 30, 2010 (Successor)		7,327	$74	$122,579	$(94,370)	$28,283

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2010	2009
	(Unaudited)
	(All amounts expressed in thousands of U.S. dollars)
OPERATING ACTIVITIES:
Net loss	$(56,498)	$(123,761)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash adjustments	55,544	106,677
(Gain)/loss on sale from vessels	(3,665)	5,584
Payments for dry-docking/special survey costs	(2,394)	(5,369)
Decrease/(increase) in operating assets	3,676	(271)
(Decrease)/increase in operating liabilities	(2,545)	8,228

Net cash used in operating activities	(5,882)	(8,912)

INVESTING ACTIVITIES:
Vessels under construction	(28,599)	—
Advances for vessel acquisitions	(3,213)	—
Restricted cash for vessel installment payments	(10,026)	—
Cash acquired through business acquisition, net of cash paid	1,561	—
Other fixed asset acquisitions	(19)	(63)
Proceeds from the sale of vessels	37,263	2,279

Net cash (used in)/provided by investing activities	(3,033)	2,216

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(365,633)	(2,280)
Proceeds from long-term debt	355,475	—
Restricted cash for debt repayment	(22,170)	4,967
Payments for deferred charges	(5,354)	—
Proceeds from issuance of common shares	1	—

Net cash (used in)/provided by financing activities	(37,681)	2,687

Net decrease in cash and cash equivalents	(46,596)	(4,009)
Cash and cash equivalents
Beginning of period	106,255	4,009

End of period	$59,659	$—

Supplemental Cash Flow information:
Interest paid	$15,978	$11,218
Issuance of common shares for business combination	$5,210	—
Issuance of warrants for deferred charges	$1,943	—
Assets disposed in connection with assumed acquisitions	$8,501	—
Acquired advances for vessels under construction	$29,315	—
Vessels and other fixed assets, net	$58,110	—
Long-term debt	$86,368	—
Acquired other assets/liabilities, net	$40,098	—
Assets acquired and liabilities assumed under business acquisition:
— Vessels and other fixed assets, net	$143,808	—
— Long-term debt	$154,475	—
— Other assets and liabilities, net	$36	—

The accompanying notes are an integral part of the condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

1.	Description of Business

NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005 under the name “Aries Maritime Holdings Limited” and on December 21, 2009, the Company changed its name to NewLead Holdings Ltd.

On July 27, 2010, NewLead announced that a 1-for-12 reverse share split of its common shares had been approved by the Company’s Board of Directors and by written consent of a majority of shareholders, effective upon the opening of the markets on August 3, 2010. The reverse share split consolidates every 12 common shares into one common share, with par value of $0.01 per share. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse split. In respect to the underlying common shares associated with share options and any derivative securities, such as warrants and convertible notes, the conversion and exercise prices and number of common shares issued have been adjusted retrospectively in accordance to the 1:12 ratio for all periods presented. As a result of (a) the reverse share split and (b) the cancelation of shares described in Note 5 “Business Combination”, the number of the Company’s common shares outstanding has been reduced from 88,363,265 to 7,327,934 shares, which takes into account rounding up of all fractional shares to the nearest whole share. Due to such reverse share split, earnings per share, convertible notes, warrants and share options have been adjusted retrospectively as well. The condensed consolidated financial statements for the period ended September 30, 2010 and the year ended December 31, 2009 reflect the reverse share split.

On October 13, 2009, the Company completed an approximately $400,000 recapitalization, which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As at September 30, 2010, Grandunion owned approximately 28% of the Company and, as a result of the voting agreement, controls the vote of approximately 48% of the Company’s outstanding common shares.

In connection with the recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer, converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at September 30, 2010 owned approximately 30% of the Company’s outstanding common shares. The 7% Notes are convertible at any time and if fully converted, following the conversion of 2.2 million shares, would result in the issuance of approximately 13.9 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($124,900) is owned by Focus Maritime Corp. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations.

The Company’s principal business is the acquisition and operation of vessels. NewLead conducts its operations through the vessel-owning companies whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.

NewLead Shipping S.A. (“NewLead Shipping”), is an integrated technical and commercial management company that manages oil tankers as well as dry bulk vessels through its subsidiaries. It provides a broad spectrum of technical and commercial management to all segments of the maritime shipping industry. Newlead Shipping holds the following accreditations:

•	ISO 9001 from American Bureau of Shipping Quality Evaluations for a quality management system, by consistently providing a service that meets customer and applicable statutory and regulatory requirements, and by enhancing customer satisfaction through, among other things, processes for continual improvement;

•	ISO 14001 from American Bureau of Shipping for environmental management, including policy and objectives targeting legal and other requirements; and

•	Certificate of Company Compliance by the American Bureau of Shipping for safety, quality and environmental requirements of the ABS HSQE guide.

2.	Basis of Presentation

The accompanying interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying interim condensed consolidated financial statements of Newlead are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, NewLead’s condensed consolidated financial position as of September 30, 2010 and the condensed consolidated results of operations for the nine months ended September 30, 2010 (successor) and 2009 (predecessor). The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in NewLead’s Annual Report on Form 20-F for the year ended December 31, 2009.

The condensed consolidated financial statements for the period ended September 30, 2009, as labeled “Predecessor”, reflect the consolidated financial position, results of operations and cash flows of the 12 vessel-owning subsidiaries of NewLead. Please refer to Note 1 about the recapitalization transaction that gave rise to “Predecessor” label.

The condensed consolidated financial statements for the period ended September 30, 2010, as labeled “Successor”, reflect the consolidated financial position, results of operations and cash flows of the predecessor 11 vessel-owning subsidiaries and the 12 vessel-owning subsidiaries, three of which were contributed by Grandunion, six of which were acquired through a business combination (see Note 5 for more details), and three of which were acquired in July 2010 (see Note 10 for more details).

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

Certain reclassifications to the prior period presentation have been made to conform to the current period presentation.

All inter-company transaction balances and transactions have been eliminated upon consolidation.

During the nine month period ended September 30, 2010, NewLead’s subsidiaries included in these condensed consolidated financial statements were as follows:

		Country of	Nature/	Periods that	Periods that
Company Name		Incorporation	Vessel Name	Vessel Operated	Vessel Operated
1.	Land Marine S.A.	Marshall Islands	M/T High Land(1)	1/01/2010 — 9/15/2010	1/01/2009 — 9/30/2009
2.	Rider Marine S.A.	Marshall Islands	Vessel owning company(2)	1/01/2010 — 4/22/2010	1/01/2009 — 9/30/2009
3.	Ostria Waves Ltd.	Marshall Islands	M/T Ostria(3)	1/01/2010 — 9/07/2010	1/01/2009 — 9/30/2009
4.	Altius Marine S.A.	Marshall Islands	Newlead Avra(4)	1/01/2010 — 9/30/2010	1/01/2009 — 9/30/2009
5.	Fortius Marine S.A.	Marshall Islands	Newlead Fortune(5)	1/01/2010 — 9/30/2010	1/01/2009 — 9/30/2009
6.	Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind(6)	1/01/2010 — 9/07/2010	1/01/2009 — 9/30/2009
7.	Chinook Waves Corporation	Marshall Islands	Vessel owning company(7)	1/01/2010 — 4/15/2010	1/01/2009 — 9/30/2009
8.	Compass Overseas Ltd.	Bermuda	M/T Stena Compass(8)	1/01/2010 — 9/30/2010	1/01/2009 — 9/30/2009
9.	Compassion Overseas Ltd.	Bermuda	M/T Newlead Compassion	1/01/2010 — 9/30/2010	1/01/2009 — 9/30/2009
10.	Australia Holdings Ltd.	Liberia	M/V Australia	1/01/2010 — 9/30/2010	—
11.	Brazil Holdings Ltd.	Liberia	M/V Brazil	1/01/2010 — 9/30/2010	—
12.	China Holdings Ltd.	Liberia	M/V China	1/01/2010 — 9/30/2010	—
13.	Curby Navigation Ltd.	Liberia	Hull S-1125(9)	—	—
14.	Newlead Victoria Ltd.	Liberia	M/V Newlead Victoria(10)	4/01/2010 — 9/30/2010	—
15.	Grand Venetico Inc.	Marshall Islands	M/V Grand Venetico	4/01/2010 — 9/30/2010	—
16.	Grand Oceanos Inc.	Liberia	M/V Grand Oceanos	4/01/2010 — 9/30/2010	—
17.	Grand Rodosi Inc.	Liberia	M/V Grand Rodosi	4/01/2010 — 9/30/2010	—
18.	Challenger Enterprises Ltd.	Liberia	M/V Hiona	4/01/2010 — 9/30/2010	—
19.	Crusader Enterprises Ltd.	Liberia	M/V Hiotissa	4/01/2010 — 9/30/2010	—
20.	Newlead Shipping S.A.	Liberia	Management company	—	—
21.	Newlead Bulkers S.A.	Liberia	Management company	—	—
22.	Santa Ana Waves Corporation	Marshall Islands	Vessel owning company	—	—
23.	Makassar Marine Ltd.	Marshall Islands	Vessel owning company(11)	1/01/2010 — 1/07/2010	1/01/2009 — 9/30/2009
24.	Seine Marine Ltd.	Marshall Islands	Vessel owning company(12)	1/01/2010 — 1/20/2010	1/01/2009 — 9/30/2009
25.	Vintage Marine S.A.	Marshall Islands	Vessel owning company(13)	—	—
26.	Jubilee Shipholding S.A.	Marshall Islands	Vessel owning company(14)	—	1/01/2009 — 6/29/2009
27.	Olympic Galaxy Shipping Ltd.	Marshall Islands	Vessel owning company(15)	—	—
28.	Dynamic Maritime Co.	Marshall Islands	Vessel owning company(16)	—	—
29.	AMT Management Ltd.	Marshall Islands	Management company	—	—
30.	Newlead Holdings (ex Aries Maritime) (US) LLC	United States of America	Operating company(17)	—	—
31.	Abroad Consulting Ltd.	Marshall Islands	Operating company(18)	—	—
32.	Leading Marine Consultants Inc.	Marshall Islands	Operating company	—	—
33.	Ayasha Trading Corporation	Liberia	Hull N213	—	—
34.	Bethune Properties S.A.	Liberia	Hull N216	—	—
35.	Grand Esmeralda Inc.	Liberia	Newlead Esmeralda	7/09/2010 — 9/30/2010	—
36.	Grand Markela Inc.	Liberia	Newlead Markela	7/02/2010 — 9/30/2010	—
37.	Grand Spartounta Inc.	Marshall Islands	Grand Spartounta	7/02/2010 — 9/30/2010	—
38.	Newlead Progress Inc.	Marshall Islands	Vessel owning company	—	—
39.	Newlead Prosperity Inc.	Marshall Islands	Newlead Prosperity	—	—
40.	Grand Affection S.A.	Marshall Islands	Hull 4023	—	—
41.	Grand Affinity Inc.	Marshall Islands	Hull 4029 F-8	—	—
42.	Newlead Stride Inc.	Marshall Islands	Vessel owning company	—	—
43.	Grand Victoria Pte Ltd.	Singapore	Vessel owning company(19)	—	—

(1)	M/T High Land was sold on September 15, 2010.

(2)	M/T High Rider was sold and delivered to her new owners on April 22, 2010.

(3)	A memorandum of agreement (“MOA”) for the sale of the M/T Ostria was signed on March 30, 2010 as amended by an agreement dated August 12, 2010, and restated by an MOA dated August 12, 2010. The vessel was sold on September 7, 2010.

(4)	M/T Altius was renamed to Newlead Avra on February 14, 2010.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

(5)	M/T Fortius was renamed to Newlead Fortune on March 11, 2010.

(6)	An MOA for the sale of the M/T Nordanvind was signed on March 30, 2010, as amended by an agreement dated August 12, 2010 and restated by a memorandum of agreement (MOA) dated August 12, 2010. The vessel was sold on September 7, 2010.

(7)	M/T Chinook was sold and delivered to her new owners on April 15, 2010.

(8)	M/T Stena Compass was renamed M/T Newlead Compass on December 22, 2010.

(9)	On March 30, 2010, NewLead acquired Curby Navigation Ltd., a company which was incorporated on December 30, 2009.

(10)	M/V Grand Victoria was renamed Newlead Victoria on June 4, 2010.

(11)	M/V Saronikos Bridge was sold on January 7, 2010 (see Note 19).

(12)	M/V MSC Seine was sold on January 20, 2010 (see Note 19).

(13)	M/T Arius was sold on June 11, 2008.

(14)	M/V Ocean Hope was sold on June 29, 2009.

(15)	M/V Energy 1 was sold was June 2, 2008.

(16)	M/V MSC Oslo was sold on April 30, 2008.

(17)	Aries Maritime (US) LLC was incorporated on October 23, 2008, as a representative office in the United States. The company changed its name to Newlead Holdings (US) LLC on January 19, 2010.

(18)	The Company was dissolved on June 15, 2010.

(19)	Previous owner of M/V Grand Victoria which was renamed Newlead Victoria (see item 9 above).

3.	Summary of Significant Accounting Policies

Use of Estimates:

The preparation of condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Impairment of Long-lived Assets:

The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

During the nine months ended September 30, 2010, there was strong evidence that the disposal of certain vessels was very close to occurring. For that reason, management performed an impairment test comparing the book values of those vessels with the expected cash flows from their disposition less selling costs, which

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

resulted in an impairment loss of $15,662 from continuing operations. During the nine months ended September 30, 2009, there was an impairment loss of $68,042.

Accounting for Revenue and Expenses:

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned rateably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo.

Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.

Deferred income represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

Backlog Asset/Deferred Charter Revenue:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time or bareboat charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as a backlog asset; otherwise, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as an increase in, or a reduction of, “Depreciation and Amortization Expense” over the remaining period of the time or bareboat charters acquired.

4.	Recent Accounting Pronouncements

Transfers of Financial Assets

In June 2009, the Financial Accounting Standards Board (the “FASB”) issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its condensed consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. The new guidance was effective for the Company for the fiscal year beginning January 1, 2010 and its adoption did not have a material effect on its condensed consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance (September 30, 2009), however earlier application is permitted. The application of this new guidance did not have a significant impact on the Company’s condensed consolidated financial statements.

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for the Company beginning in the first quarter of fiscal 2011. The adoption of the new standards has not had and is not expected to have a significant impact on the Company’s condensed consolidated financial statements.

Subsequent Events

In February 2010, the FASB issued amended guidance on subsequent events. Securities and Exchange Commission filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements in the first half of fiscal 2010.

5.	Business Combination

On April 1, 2010, NewLead completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and NewLead Shipping and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between NewLead and Grandunion. In exchange for shares of the subsidiaries acquired, NewLead assumed approximately $161,000 of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5,310 which consisted of $100 in cash, as well as 700,214 common shares (the “Shares”) to Grandunion, reflecting the 737,037 Shares initially

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

issued to complete the acquisition and the subsequent cancellation of 36,823 of these Shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The Shares are subject to a Lock-Up Agreement, dated April 1, 2010, pursuant to which the Shares are restricted from disposition or any other transfer for the one year period ending April 1, 2011.

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. The Company has preliminary estimated the fair values of the assets acquired and liabilities assumed at the date of acquisition as follows:

Fair Value on
Acquisition Date

Cash and cash equivalents	$1,661
Trade and other receivables, net	1,342
Inventories	349
Prepaid expenses	950
Backlog asset	9,833
Vessels	143,808
Restricted cash	34

Total assets	157,977

Accounts payable	7,417
Accrued liabilities	1,105
Deferred income	352
Due to related parties, net	547
Deferred charter revenue	3,051
Bank debt	154,475

Total liabilities	166,947

Fair value of net assets/(liabilities)	(8,970)

Fair value of additional consideration	5,310

Goodwill	$14,280

The excess of the fair value of total liabilities assumed over total assets acquired and other consideration resulted in a premium (goodwill) and recorded in the line “Goodwill” in the Company’s condensed consolidated balance sheet. Goodwill has been allocated to the dry and wet segments, based on the fair values of the vessels, at approximately 52% and 48%, respectively.

The reconciliation of the carrying amount of the Goodwill as of September 30, 2010, was as follows:

Goodwill

SUCCESSOR
Balance at January 1, 2010	$—

Additions April 1, 2010	14,280

Balance at September 30, 2010	$14,280

Direct acquisition costs of approximately $1,900 have been fully expensed.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

The following paragraph includes pro forma consolidated financial information and reflects the results of operations for the nine month periods ended September 30, 2010 and 2009, as if the acquisition had occurred at the beginning of each period presented and after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of each period presented. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations. The actual results of the operations of the six vessels and the two management companies are included in the condensed consolidated financial statements of the Company only from the date of the acquisition.

If the business combination had taken place on January 1, 2010, the Company’s operating revenues would have been approximately $82,300 for the nine month period ended September 30, 2010 (approximately $57,300 for the nine month period ended September 30, 2009), net loss (including $2,423 gain from discontinued operations) would have been approximately $71,300 for the nine month period ended September 30, 2010 (approximately $128,100 for the nine month period ended September 30, 2009, including $29,397 loss from discontinued operations). The contribution of this business combination since the acquisition date was as follows: (a) approximately $20,900 in operating revenues and (b) approximately $200 in net loss.

6.	Restricted Cash

	As of	As of
	September 30,	December 31,
	2010	2009

Minimum Liquidity	$250	$403
Letter of guarantee	10,026	—

Short term restricted account	10,276	403

Minimum Liquidity	—	9,668
Retention of proceeds from sale of vessels	31,993	—
Pledged cash	1,132	—
Letter of guarantee	31	—

Long term restricted account	33,156	9,668

	$43,432	$10,071

7.	Inventories

	As of	As of
	September 30,	December 31,
	2010	2009

Bunkers	$1,209	$2,075
Lubricants	1,012	953
Other	—	57

	$2,221	$3,085

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

8.	Backlog Asset/Deferred Charter Revenue

The movement of the backlog asset and the deferred charter revenue as of September 30, 2010 had as follows:

		Deferred
	Backlog Asset	Charter Revenue

PREDECESSOR
Balance at December 31, 2008	$—	$2,916
Additions	—	—
Amortization	—	(1,694)

Balance at October 13, 2009	—	1,222

SUCCESSOR
Additions	—	—
Change in control — basis adjustment	7,520	(1,222)
Amortization	(1,992)	—

Balance at December 31, 2009	5,528	—

Business combination	9,833	3,051
Additions	53,186	710
Amortization	(10,741)	(1,877)

Balance at September 30, 2010	$57,806	$1,884

Current	$10,380	$1,768
Non-current	$47,426	$116

As a result of the business combination disclosed in Note 5, the transaction related to the Kamsarmax vessels described in Note 9, and the July acquisition described in Note 10, the Company acquired backlog assets of $9,833, $27,677 and $25,509, respectively. Future amortization expense in aggregate will be $10,380, $7,789, $7,185, $6,239 and $6,239 over the next five years, respectively, and $19,974 thereafter.

9.	Vessels Under Construction

Vessels under construction were as follows as of September 30, 2010:

		Post-
	Kamsarmax	Panamax	Handysize
	Vessels	Vessel	Vessels	Total

Advance payments in cash	$12,500	$7,400	$7,900	$27,800
Acquired advances for vessels under construction	19,727	—	9,588	29,315
Capitalized expenses	2,068	237	331	2,636

	$34,295	$7,637	$17,819	$59,751

On March 30, 2010, the Company entered into a Stock Purchase Agreement for the purchase of a 92,000 deadweight ton (“dwt”) newbuild Post-Panamax vessel from a first-class shipyard in South Korea for $37,000. The vessel is expected to be delivered in the second quarter of 2011. Remaining commitments until delivery amount to approximately $29,600.

On April 15, 2010, the Company completed (a) the purchase of the two Kamsarmaxes for an aggregate consideration of approximately $112,700 (including payments up to the delivery of the vessels and ready for

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

sea costs) and (b) the sale of Chinook for $8,500 as part of the same deal. The purchase was completed pursuant to the terms of a Securities Purchase Agreement (“SPA”), dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Aries Energy Corporation and Bhatia International PTE Ltd. jointly owned all of share capital of Ayasha Trading Corp. and Bethune Properties S.A. Each of these companies has a shipbuilding contract for the construction of a Kamsarmax vessel with Cosco Dalian Shipyard Co. Ltd. Hull N213, named the Newlead Tomi, was delivered in the fourth quarter of 2010 and Hull N216 is expected to be delivered in the fourth quarter of 2011. The two vessels under construction have attached time charters. As part of the SPA, the Company received the two Hulls and transferred the vessel Chinook to Aries Energy Corporation and Bhatia International PTE Ltd. The Company also reimbursed the sellers for certain expenses incurred on its behalf. As of September 30, 2010, remaining commitments for both vessels amounted to an aggregate of approximately $50,000.

As a result of this transaction, NewLead recognized total assets of $49,905, the majority of which relate to vessels under construction of $19,727 and backlog assets of $27,677, and assumed liabilities of $36,913 the majority of which relate to debt of $32,500 (refer to Note 11).

As further explained in Note 10 “Vessels and Other Fixed Assets, Net”, in July 2010, the Company completed the acquisition of five dry bulk vessels, including two newbuildings. The two Handysize Hulls 4023 and 4029 are expected to be delivered in the first quarter of 2011 and in the third quarter of 2012, respectively. Remaining commitments upon delivery for both vessels amount to an aggregate of approximately $46,100.

10.	Vessels and Other Fixed Assets, Net

On April 15, 2010, the Company completed (a) the purchase of the two Kamsarmaxes pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, and (b) the sale of the Chinook. On April 22, 2010, the Company sold the High Rider to an unrelated third party for an aggregate purchase price resulting in gross proceeds to the Company of approximately $6,700.

In July 2010, the Company completed the acquisition of five dry bulk vessels, including two newbuildings, from Grandunion. Pursuant to the purchase agreement, the entire transaction aggregated to approximately $147,000, which included bank debt, other liabilities, net and newbuildings’ commitments assumed. The fair values acquired consisted of vessels (including vessels under construction) of $67,698, backlog assets of $25,509, a deferred charter revenue liability of $710 and purchase option liabilities of $3,973.

In September 2010, the Company sold to unrelated third parties the Ostria and the Nordanvind, for total gross consideration of approximately $16,300. Also, in September 2010, the Company sold the High Land for a gross consideration of approximately $4,500.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

The table below presents the movement of “Vessels and Other Fixed Assets, Net” as of September 30, 2010:

	Dry		Special	Other Fixed
Cost	Docking	Vessels	Survey	Assets	Total

PREDECESSOR
Balance at December 31, 2008	$12,011	$380,094	$8,053	$210	$400,368
Additions	4,761	—	1,358	63	6,182
Disposals — Discontinued operations	(484)	(17,224)	(421)	—	(18,129)

Balance at October 13, 2009	16,288	362,870	8,990	273	388,421

SUCCESSOR
Additions	1,333	—	—	—	1,333
Additions — Contribution from Grandunion	5,767	98,985	—	—	104,752
Change in control — basis adjustment	(16,288)	(82,870)	(8,990)	(273)	(108,421)
Transfer to assets held for sale	—	(8,400)	—	—	(8,400)

Balance at December 31, 2009	7,100	370,585	—	—	377,685

Business combination	—	143,050	—	758	143,808
Additions	2,394	58,110	—	18	60,522
Disposals	(1,331)	(34,338)	—	—	(35,669)

Balance at September 30, 2010	8,163	537,407	—	776	546,346

Accumulated Depreciation and Amortization
PREDECESSOR
Balance at December 31, 2008	(9,413)	(89,472)	(4,921)	(99)	(103,905)
Depreciation and Amortization for the period	(2,050)	(14,073)	(1,071)	(174)	(17,368)
Impairment loss	—	(91,601)	—	—	(91,601)
Disposals	484	9,361	421	—	10,266

Balance at October 13, 2009	(10,979)	(185,785)	(5,571)	(273)	(202,608)

SUCCESSOR
Additions — Contribution from Grandunion	(1,569)	(27,894)	—	—	(29,463)
Change in control — basis adjustment	10,979	94,184	5,571	273	111,007
Depreciation and Amortization for the period	(469)	(3,187)	—	—	(3,656)
Transfer to assets held for sale	—	150	—	—	150

Balance at December 31, 2009	(2,038)	(122,532)	—	—	(124,570)

Depreciation and Amortization for the period	(2,017)	(18,107)	—	(310)	(20,434)
Impairment loss (note 3)	—	(15,662)	—	—	(15,662)
Disposals	157	1,664	—	—	1,821

Balance at September 30, 2010	(3,898)	(154,637)	—	(310)	(158,845)

PREDECESSOR
Net book value — December 31, 2008	2,598	290,622	3,132	111	296,463

Net book value — October 13, 2009	5,309	177,085	3,419	—	185,813

SUCCESSOR
Net book value — December 31, 2009	5,062	248,053	—	—	253,115

Net book value — September 30, 2010	$4,265	$382,770	$—	$466	$387,501

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

11.	Long-Term Debt

Below is a summary of the long-term portion and current portion of long-term debt as at September 30, 2010:

		Current Portion
Description	Long-Term	of Long-Term	Total

Syndicate Facility Agreement	$178,972	$7,639	$186,611
Marfin Credit Facilities	78,455	7,940	86,395
Commerzbank Credit Facility	7,741	884	8,625
West LB Bank Credit Facility	25,250	1,500	26,750
Piraeus Bank Credit Facilities	73,625	8,075	81,700
Kamsarmax syndicate facilities agreements	40,027	2,473	42,500
FBB Credit Facility	20,950	3,200	24,150
Emporiki Bank Credit Facility	9,634	166	9,800
Eurobank Credit Facility	12,530	2,260	14,790
Handysize Syndicate Facility Agreement	18,409	725	19,134

Total	$465,593	$34,862	$500,455

As of September 30, 2010, the Company was in compliance with its covenants, as applicable.

(a)	Syndicate Facility Agreement

Prior to the recapitalization on October 13, 2009, the Company was in default of its $360,000 fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent which had an outstanding balance of $221,400. As part of the recapitalization, the Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.

The new Facility Agreement was originally payable in 19 quarterly installments of approximately $2,000 each, and a sum of $163,430 (comprising a repayment installment of $2,000 and a balloon repayment of $161,430) due in October 2014. In January 2010, the Company paid an aggregate amount of $9,000 after the proceeds received from the sale of the two container vessels, the Saronikos Bridge and the MSC Seine. Giving effect to the application of container proceeds, the quarterly installments were reduced to approximately $1,910 each, and a sum of $156,050 (comprised of a repayment installment of $1,910 and a balloon repayment of $154,140) due in October 2014. As of September 30, 2010, the outstanding balance was $186,611 and the effective interest rate was 7.03%.

On April 26, 2010, the Company entered into a Supplemental Deed (the “Deed”) relating to this term loan facility. The Deed is supplemental to the Loan Agreement dated October 13, 2009, as supplemented and amended from time to time, and was entered into among the Company and the banks (Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent) signatory thereto. Pursuant to the terms of the Deed, the minimum liquidity amount covenanted to under the original Deed may be applied to prepayment of sums outstanding under the original loan without incurring an event of default. All amounts so applied will be made available by banks for re-borrowing without restriction and shall be deemed to constitute part of the minimum liquidity amount and be deemed to constitute cash for purposes of determining the minimum liquidity amount.

The Company’s obligations under the new Facility Agreement are secured by a first priority security interest, subject to permitted liens, on all vessels in the Company’s fleet and any other vessels the Company

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

subsequently acquires to be financed under this Facility Agreement. In addition, the lenders will have a first priority security interest on all earnings from and insurances on the Company’s vessels, all existing and future charters relating to the Company’s vessels, the Company’s ship management agreements and all equity interests in the Company’s subsidiaries. The Company’s obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of the Company’s vessels, excluding the three vessels transferred to the Company as part of the recapitalization.

Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 50%;

•	2.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is less than 27.5%.

As a result of the recapitalization, new financial covenants were put in place. Except for working capital (as defined in the loan facility) and minimum liquidity all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. The Company was in compliance with its debt covenants as of September 30, 2010.

The new Facility Agreement requires the Company to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b) 30% from the financial quarter ending September 30, 2013 onwards.

•	maintain, on a consolidated basis on each financial quarter, working capital (as defined in the loan facility) of not less than zero dollars ($0);

•	the minimum liquidity requirement, at 5% of the outstanding loan;

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest payable must be no less than;

(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

(b)	Marfin Credit Facilities

The Company assumed a $37,400 credit facility in relation to the three vessels transferred to it as part of the recapitalization in the fourth quarter of 2009. The $37,400 credit facility was originally payable in 20 consecutive quarterly installments of $1,560 and a $6,200 repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been periodically paid down and drawn upon to minimize the Company’s cost of capital. The Company was paying a 1% commitment fee on the undrawn amount.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

On May 6, 2010, the Company refinanced this credit facility with a new credit facility. Specifically, the Company entered into a facility agreement with Marfin Egnatia Bank, for a reducing revolving credit facility of up to $65,280, in relation to the Grand Rodosi, the Australia, the China and the Brazil as well as Newlead Shipping S.A. and Newlead Bulkers S.A., which consolidated, the Company’s existing $37,400 credit facility in connection with the three vessels transferred to it as part of the recapitalization in October 2009 and the initial facility of $35,000 agreement for the Grand Rodosi. The facility is payable in 12 quarterly installments of $1,885 followed by 20 quarterly installments of $2,133 due in May 2018. Borrowings under this loan facility currently bear an approximate effective interest rate, including the margin, of 5.7%; the floating portion of the $65,280 is $32,560 and bears an interest rate of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin) while the fixed portion of the $65,280 is $32,720 and bears an interest rate of 7.6% (assuming a fixed swap rate of 4.1%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of the fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of September 30, 2010, the outstanding balance was $63,395.

The Company assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010 for a reducing revolving credit facility of up to $23,000. The loan is payable in 12 quarterly installments of $100 followed by a $21,800 payment due in October 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.288%, plus a 3.75% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the fleet to the market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of the date of assumption and as of September 30, 2010, the outstanding balance on such loan facility was $23,000.

Both loan facilities terminated on November 23, 2010 and their outstanding balances of $44,113 and $22,900, respectively, were fully repaid through the proceeds of the sale and leaseback transaction which concluded at the same date (for more details about this transaction refer to Note 20).

(c)	Commerzbank Credit Facility

On April 1, 2010, the Company entered into a Loan Agreement with Commerzbank, dated November 10, 2006, as supplemented by by a Third Supplemental Agreement dated November 5, 2010 (which supplemented a Second Supplemental Agreement, dated April 1, 2010, which supplemented a First Supplemental Agreement, dated April 18, 2008), for a loan facility of up to $18,000, in relation to M/V Grand Venetico. The loan is payable in two quarterly installments of $625, followed by a lump sum payment of $750, followed by one installment of $750 due in December 31, 2010, followed by a $7,125 balloon payment due in January 31,

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

2011. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.0% (assuming current LIBOR of 0.288%, plus a 2.75% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 143%, and a cash sweep for 50% of vessel’s excess cash (all as defined in such loan facility) to be applied against the installment due in October 2010. As of April 1, 2010, the outstanding balance on such loan facility was $9,875. As of September 30, 2010, the outstanding balance was $8,625. This loan facility terminated on December 14, 2010 and its outstanding balance of $7,875 was fully repaid through the proceeds of the new Marfin revolving credit facility (see Note 20).

(d)	West LB Credit Facility

On April 1, 2010, the Company entered into a Loan Agreement with West LB, dated October 16, 2007, as novated, amended and restated on March 31, 2010, relating to a term loan facility of up to $27,500 in relation to the Grand Victoria. The loan is payable in 20 quarterly installments of $375 followed by 15 quarterly installments of $475 and a balloon payment of $12,875. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.5% (assuming current LIBOR of 0.288%, plus a 3.25% margin). Thereafter, the applicable margin will be calculated according to the security cover ratio and the existence of an approved charterer. The applicable margin will be: (a) 3.25% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is less than 125%; (b) 3% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is less than 125%; (c) 2.75% per annum at any time when the vessel is not subject to an approved charter and the security cover ratio is equal to or greater than 125%; and (d) 2.50% per annum at any time when the vessel is subject to an approved charter and the security cover ratio is equal to or greater than 125%. The vessel’s excess cash is to be applied against prepayment of the balloon installment until such time as the balloon installment has been reduced to $6,000, in accordance with the following, all as described in the loan facility: (i) when the value to loan ratio is in compliance, only 50% of the excess cash is to be applied towards prepayment of the loan facility; and (ii) if value to loan ratio is not in compliance, 100% of the excess cash to be applied towards the prepayment of the loan facility. The value to loan ratio is set at 100% until December 31, 2012 and 125%, thereafter. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) to be not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter. As of April 1, 2010, the outstanding balance on such loan facility was $27,500. On June 4, 2010, the Company further novated, amended and restated this Loan Agreement.

The Loan Agreement was amended to reflect the renaming of the Grand Victoria to the Newlead Victoria, and of the reflagging of the vessel from Singapore to Liberia, as well as the renaming of the borrower from Grand Victoria Pte. Ltd. of Singapore to Newlead Victoria Ltd. of Liberia. As of September 30, 2010, the outstanding balance was $26,750.

(e)	Piraeus Bank Credit Facilities

On April 1, 2010, the Company entered into a Loan Agreement with Piraeus Bank, dated March 19, 2008, as further supplemented by a Second Supplemental Agreement, dated March 31, 2010 (initially supplemented by a First Supplemental Agreement, dated February 26, 2009), for a loan of up to $76,000 in relation to the Hiona and the Hiotissa. The loan is payable in one quarterly installment of $1,500 followed by four quarterly installments of $1,250 followed by 19 quarterly installments of $1,125 and a balloon payment of $37,225 due in April 2016. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

loan facility includes, among other things, financial covenants, all as described in such loan facility, including: (i) minimum net worth of the corporate guarantor’s group, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60,000, although such covenant is waived through the period ending December 31, 2011; (ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, of not more than 75%, although such covenant is waived through the period ending December 31, 2011; (iii) maintenance of the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and( iv) the value to loan ratio must be 130% during the period the loan facility remains outstanding, although such covenant is waived through the period ending February 28, 2012. As of April 1, 2010, the outstanding balance on such loan facility was $65,100. As of September 30, 2010, the outstanding balance was $62,350.

On April 1, 2010, the Company also entered into a Loan Agreement with Piraeus Bank, dated March 31, 2010, for a loan of up to $21,000 relating to the Grand Ocean. The loan facility is payable in one quarterly installment of $850 followed by six quarterly installments of $800 followed by seven quarterly installments of $750 and a balloon payment of $10,100 due in November 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility, including: (i) minimum net worth of the corporate guarantor, adjusted to the market value of the vessels, during the period the loan facility remains outstanding, of not less than $60,000, although the covenant is waived through the period ending December 31, 2011; (ii) maximum leverage of the corporate guarantor, during the period the loan facility remains outstanding, to be no more than 75%, although this covenant is waived through the period ending December 31, 2011; (iii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; and (iv) value to loan ratio must be 130% during the period the loan facility remains outstanding, although the covenant is waived through the period ending February 28, 2012. As of April 1, 2010, the outstanding balance on such loan facility was $21,000. As of September 30, 2010, the outstanding balance was $19,350.

Total fees for the loans the Company entered in 2010, related to the business combination, amounted to $5,156 and they have been recorded as deferred charges and amortized over the life of their related facility. Of such fees $3,213 was paid in cash and an amount of $1,943 represents the fair value of 237,500 warrants with strike price ranging between $3.00 and $24.00 and contractual terms from approximately eight to 10 years.

(f)	Kamsarmax Syndicate Facility Agreements

On April 15, 2010, the Company entered into two facility agreements in relation to the two acquired Kamsarmaxes (“Kamsarmax Syndicate”). The senior facility agreement, which was entered into with Bank of Scotland, BTMU Capital Corporation and Bank of Ireland, is for $66,700 and is payable in 20 quarterly installments of $1,520 and a final payment of $36,300 due no later than October 26, 2017. Borrowings under this facility agreement bear an effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 7.5% (assuming a fixed swap rate of 4.0%, plus a 3.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 3.4%, 3.2% and 2.75%, respectively. This senior facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $34,167 while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

The junior facility agreement which was entered into with Bank of Scotland and BTMU Capital Corporation is for $13,300 and is payable in 20 quarterly installments of $130 and a final payment of $10,700 due no later than October 26, 2017. Borrowings under this facility agreement bear an approximate effective interest rate, including margin, prior to the initial delivery date (with respect to the newbuild vessel referred to as Hull N213) and the final delivery date (with respect to the newbuild vessel referred to as Hull N216), of 9.5% (assuming a fixed swap rate of 4.0%, plus a 5.5% margin). Thereafter, the applicable margin will be calculated according to the security coverage. For security coverage of less than 115%, between 115% and 129.9% and greater than or equal to 130%, the applicable margin will be 5.2%, 4.9% and 4.5%, respectively. This junior facility agreement included an interest rate swap that had a maturity date on April 4, 2013. This swap was amended and extended to conform to the notional amounts, anticipated drawings and repayment schedule as per the loan facility. This amended and extended swap agreement began July 6, 2010 and has a maturity date on October 15, 2015. The notional amount is $13,333 while the fixed rate is 4.0% linked to the three-month U.S. dollar LIBOR reference rate.

Both facility agreements include financial covenants, all as described in the loan facilities including: (i) security coverage of 115% up to and including the second anniversary of final delivery date, 120% up to third anniversary date, 125% up to fourth anniversary date and 130% thereafter; (ii) the minimum free liquidity of the corporate guarantor, during the period the loan facility remains outstanding, to be at least equal to 5% of the total outstanding debt obligations of the corporate guarantor; (iii) the ratio of EBITDA (as defined in the loan facility) to interest expense must be no less than; (a) 1.10 to 1.00 from the financial quarter day ending September 30, 2012; and (b) 1.20 to 1.00 from the financial quarter day ending September 30, 2013 going forward; and (iv) the equity ratio to be not less than: (a) 25% from the financial quarter day ending September 30, 2012; and (b) 30% from the financial quarter day ending September 30, 2013 onwards. As of September 30, 2010, the outstanding balance of both loans was $42,500.

(g)	First Business Bank Credit Facility

The Company assumed a Loan Agreement with First Business Bank, dated July 2, 2010, as supplemented by a First Supplemental Agreement, dated October 15, 2010, for a loan facility of up to $24,150, in relation to the Grand Spartounta. The loan is payable in 19 quarterly installments of $800 followed by a $8,950 payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). This loan facility, includes, among other things, a value to loan ratio that must be at all times 100% from January 1, 2012 up until December 31, 2012 and 120% up until maturity date and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% to be tested on December 31, 2012, increasing to 30%, annually thereafter; (ii) liquidity of not less than 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) to be not less than zero dollars ($0) during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis of 2:1 as at December 31, 2012 and 2.5:1 as at December 31, 2013 and annually thereafter. As of September 30, 2010, the outstanding balance of the loan was $24,150.

(h)	Emporiki Bank Credit Facility

The Company assumed a Loan Agreement with Emporiki Bank, dated November 29, 2006, as supplemented by a Third Supplemental Agreement, dated July 2, 2010, for a loan facility of up to $14,750, in relation to the Grand Markela. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated September 8, 2010, to reflect the renaming of the Grand Markela to the Newlead Markela, and the change of registry of the vessel from Liberia to Marshall Islands, and it was further supplemented by a

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

Fifth Supplemental Agreement, dated November 8, 2010. The loan is payable in four semi annual installments of $1,170 followed by a $5,120 payment due in November 2012. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.288%, plus a 3.0% margin). The loan facility, includes, among other things, a value to loan ratio that must be at all times 125% up until the maturity date, a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied towards reducing the balloon payment from the initial $3,950 to the amount of $2,500 and an average monthly balance of the earnings account held within the bank in the name of the borrower of $400. As of the date of assumption, the outstanding balance on such loan facility was $9,800. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) of not less than zero dollars ($0) at each quarter end during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio (as defined in the loan facility) on a trailing four financial quarter basis of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1 thereafter. As of September 30, 2010, the outstanding balance of the loan was $9,800. This loan facility terminated on December 14, 2010 and its outstanding balance of $9,800 was fully repaid through the proceeds of the new Marfin revolving credit facility (see Note 20).

(i)	EFG Eurobank Credit Facility

The Company assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32,000, in relation to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The Loan Agreement was further supplemented by a Fifth Supplemental Agreement, dated October 15, 2010, to reflect the application of $1,130 to the initial outstanding amount of $14,790. The loan is payable in 15 quarterly installments of $525 followed by a $5,785 payment due in April 2014. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.0% (assuming current LIBOR of 0.288%, plus a 3.75% margin). This loan facility includes, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on the June 30, 2011. As of the date of assumption, the outstanding balance on such loan facility was $15,355. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; and (iii) a minimum interest coverage ratio (as defined in the loan facility) of 2:1 for the period from January 1, 2013 until December 30, 2013, increasing to 2.5:1, thereafter. As of September 30, 2010, the outstanding balance of the loan was $14,790.

(j)	Handysize Syndicate Facility Agreement

The Company assumed a Loan Agreement signed with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a Third Supplemental Agreement dated, December 15, 2010 (which initially amended and supplemented a First Supplemental Agreement, dated July 14, 2010 which further supplemented by a Second Supplemental Agreement dated, November 9, 2010) for a loan facility of up to $48,000, in relation to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $362.5 followed by 12 quarterly installments of $387.5 followed by 15 quarterly installments of $400, with the last installment payable together with the $9,000 of the balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $362.5 followed by 12 quarterly installments of $387.5 followed by 10 quarterly installments of $400, with the last installment payable together with the

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

$11,000 of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.288%, plus a 3.0% margin). The loan facility, includes, among other things, a value to loan ratio (as defined in the loan facility) that must be at all times 110% over the first five years and 120% thereafter, a cash sweep on the earnings of the vessels, representing the 100% of the excess cash flow (as defined in the loan facility) for the period commencing on delivery date of each vessel until the relevant balloon amount is reduced to $3,000 and the 50% of the excess cash flow of each vessel thereafter and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $500 (applicable after each vessel’s respective deliveries). As of the date of assumption, the outstanding balance on such loan facility was $14,100. The loan facility, includes, among other things, financial covenants including: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from September 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity to be not less than 5% of the total debt during the period the loan facility remains outstanding; (iii) maintenance of the ratio of EBITDA to interest payable (as both are defined in the loan facility) on a trailing four financial quarter basis of 2:1 for the period from September 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter; (iv) maintenance of free cash in an amount no less than $5,000; and (v) working capital (as defined in the loan facility) of no less than zero dollars ($0) at each quarter end. As of September 30, 2010, the outstanding balance of the loan was $19,134.

Total fees for the loans the Company assumed in 2010, related to the acquisition of five dry bulk vessels completed in July 2010, amounted to $2,180 and they have been recorded as deferred charges and amortized over the life of their related facility. Of such fees $2,100 were paid in cash.

The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Successor	Predecessor
	Nine Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2009
Interest expense	$20,013	$9,279
Amortization of deferred charges	1,626	543
Amortization of the beneficial conversion feature (see Note 12)	10,802	—
Other expenses	631	313

	$33,072	$10,135

The effective interest rate at September 30, 2010 was approximately 6.0% per annum (September 30, 2009: 5.07%). Capitalized interest for the three and the nine month period ended September 30, 2010 amounted to $747 and $1,053, respectively ($0 for the 2009 relevant periods).

As at September 30, 2010, repayments of the long-term debt are as follows:

September 30, 2011	$34,862
September 30, 2012	37,709
September 30, 2013	78,556
September 30, 2014	50,525
September 30, 2015	199,767
Thereafter	99,036

$500,455

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

12.	7% Convertible Senior Notes

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes (“7% Notes”) due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share (“Any time” conversion option), subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants (for more details see Note 16). The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas, the Company’s President and Chief Executive Officer and a member of its board of directors. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds were used for general corporate purposes and to fund vessel acquisitions. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except for approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.

In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.22 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at September 30, 2010.

The 7% Notes had two embedded conversion options — (1) An “Any time” conversion option and (2) A “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

(1) The “Any time” conversion option meets the definition of a derivative under the FASB’s ASC 815 however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in shareholders’ equity, if freestanding. As a result, this conversion option is not bifurcated and separately accounted for and is not recorded as a derivative financial instrument liability.

(2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. This embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for and is recorded as a derivative financial instrument liability.

The Company’s market price on the date of issuance was $15.24 and the stated conversion price is $9.00 per share. The Company recorded a beneficial conversion feature (“BCF”), totaling $100,536, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from January 1, 2010 to September 30, 2010, $10,802 of the BCF was amortized and reflected as interest expense in the statement of operations.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

The amount regarding the 7% Notes presented in the Consolidated Balance Sheet is analyzed as follows:

7% Notes

7% convertible senior notes — initially issued	$(145,000)
Partial conversion of the convertible senior notes	20,000

7% convertible senior notes — outstanding	(125,000)
Beneficial Conversion Feature	100,536
Amortization of the Beneficial Conversion Feature	(17,000)
Make whole fundamental change	34

Balance at December 31, 2009	(41,430)
Amortization of the Beneficial Conversion Feature	(10,802)
Make whole fundamental change	(5)

Balance at September 30, 2010	$(52,237)

13.	Share Based Compensation

Equity Incentive Plan

The Company’s 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.

On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 83,334 in order for the Company to best compensate its officers, directors and employees, and (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.

On December 22, 2009, the Company’s new management further amended the Plan to increase the number of common shares reserved for issuance to 583,334 to better enable the Company to offer equity incentives to its officers, directors and other employees.

In addition, the Company may grant restricted common shares and share options to third parties and to employees outside of the Plan.

Restricted Common Shares

The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares as quoted on the Nasdaq Stock Market on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.

During the periods ended September 30, 2010 (Successor) and September 30, 2009 (Predecessor), the Company recognized compensation cost related to the Company’s restricted shares of $1,365 and $307, respectively.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

A summary of the activity for restricted share awards during the periods January 1 to September 30, 2010, October 14 to December 31, 2009, October 1 to October 13, 2009 and January 1 to September 30, 2009 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Vesting Period
	Shares	Fair Values	(Years)

Outstanding and non-vested shares, as of December 31, 2008 (Predecessor)	20,000	$39.3	1.6
Outstanding and non-vested shares, as of September 30, 2009 (Predecessor)	20,000	39.3	1.6
Granted(1)	7,293	15.24	0.0
Vested	(27,293)	32.87	—

Outstanding and non-vested shares, as of October 13, 2009 (Predecessor)	—	—	0.0
Granted(2)	390,001	15.13	0.8
Vested	(208,334)	15.24	—

Outstanding and non-vested shares, as of December 31, 2009 (Successor)	181,667	15.01	1.8
Granted(3)	12,085	11.04	1.2

Outstanding and non-vested shares, as of September 30, 2010 (Successor)	193,752	$14.76	1.7

(1)	Vested on the date of the recapitalization.

(2)	208,334 shares had immediate vesting, 166,667 have a two-year vesting schedule (at January 1, 2011, and 2012), while 15,000 vests in three years (at January 1, 2011, 2012, and 2013).

(3)	6,668 shares were granted on January 1, 2010 and vest over a one year period (January 1, 2011). 5,417 shares were granted on April 15, 2010 out of which 3,750 vest in three years (at January 1, 2011, 2012 and 2013) and 1,667 vests over a one year period (January 1, 2011).

Compensation cost of $1,127 related to non-vested shares will be primarily recognized up to December 31, 2012.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

Share options

The summary of share option awards is summarized as follows (in thousands except per share data):

		Weighted	Weighted	Weighted
	Number of	Average	Average Fair	Average Vesting
	Options	Exercise Price	Value	Period (Years)

Outstanding, as of December 31, 2008 (Predecessor)	25,000	$104.00	$6.20	3.0
Outstanding, as of September 30, 2009 (Predecessor)(1)	25,000	104.00	6.20	3.0

Outstanding, as of October 13, 2009 (Predecessor)	25,000	104.00	6.20	3.0
Granted(2)	250,000	19.80	6.25	3.0

Outstanding, as of December 31, 2009 (Successor)	275,000	27.45	6.24	3.0

Outstanding, as of September 30, 2010 (Successor)	275,000	27.45	6.24	2.7
Exercisable at September 30, 2010	108,333	$39.23	$6.24	—

(1)	In 2008, the Company granted 25,000 share options to purchase common shares subject to a vesting period of three annual equal installments. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 5% and an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $6.60 with an expected life of 6 years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $5.40. On October 13, 2009, all these shares were vested due to the recapitalization.

(2)	In 2009, the Company granted 250,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five years from October 13, 2009). Pursuant to the Board of Directors resolution dated October 14, 2010, the exercisable period of these share options extended for additional five years, i.e. until October 13, 2019. The additional cost of $59 will be expensed in the statement of operations according to the vesting schedule of the options. The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $6.25.

During the periods ended September 30, 2010 (Successor) and September 30, 2009 (Predecessor), the Company recognized share-based compensation cost of $663 and $63, respectively.

Unrecognized compensation of $550 will be recognized in future years to the date of the full vesting of all share options, September 30, 2012.

The weighted average contractual life of the share options outstanding as of September 30, 2010 was 4.4 years (8.9 years after considering the five years extention mentioned in footnote 2 above).

As of September 30, 2010, the intrinsic value of the Company’s share options was $0 since the share price of the Company’s common shares was less than the exercise price.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

14.	Common Shares and Dividends

During the nine months ended September 30, 2010 and 2009, the Company did not pay dividends as a result of the decision in September 2008 by the board of directors to suspend the payment of cash dividends. It is noted that a reverse share split on the Company’s shares was announced on August 3, 2010 (refer to Note 1 “Description of Business”).

15.	Segment Information

The Company has two reportable segments from which it derives its revenues: Wet Operations and Dry Operations. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Wet Operations typically consists of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks, while the Dry Operations consist of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels.

The Company measures segment performance based on loss from continuing operations. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009
Operating revenue	$11,075	$9,244	$17,789	$—	$28,864	$9,244
Commissions	(254)	(192)	(339)	—	(593)	(192)
Voyage expenses	(5,301)	(4,323)	(274)	—	(5,575)	(4,323)
Vessel operating expenses	(3,930)	(10,755)	(7,019)	—	(10,949)	(10,755)
General and administrative expenses	(1,572)	(1,560)	(1,436)	—	(3,008)	(1,560)
Management fees	(191)	(265)	—	—	(191)	(265)
Other expense, net	(49)	(22)	—	—	(49)	(22)

Net operating (loss)/income before depreciation and amortization	(222)	(7,873)	8,721	—	8,499	(7,873)

Depreciation and amortization expense	(4,273)	(3,921)	(7,281)	—	(11,554)	(3,921)
Impairment loss	—	(68,042)	—	—	—	(68,042)

Net operating (loss)/income	(4,495)	(79,836)	1,440	—	(3,055)	(79,836)

Transaction costs	(22)	(2,552)	(26)	—	(48)	(2,552)
Straight line revenue	—	—	(71)	—	(71)	—
Compensation costs	(291)	(76)	(345)	—	(636)	(76)
Provision for doubtful receivables	(84)	(208)	(1)	—	(85)	(208)
Gain on sale from vessels	1,168	—	—	—	1,168	—
Interest and finance expense, net	(5,829)	(3,286)	(5,597)	—	(11,426)	(3,286)
Interest income	59	2	69	—	128	2
Change in fair value of derivatives	(58)	247	(68)	—	(126)	247

Loss from continuing operations	$(9,552)	$(85,709)	$(4,599)	$—	$(14,151)	$(85,709)

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	Nine Months	Nine Months	Nine Months	Nine Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010	2009
Operating revenue	$36,460	$31,734	$36,617	$—	$73,077	$31,734
Commissions	(1,093)	(654)	(701)	—	(1,794)	(654)
Voyage expenses	(14,700)	(7,621)	(606)	—	(15,306)	(7,621)
Vessel operating expenses	(14,288)	(21,296)	(13,771)	—	(28,059)	(21,296)
General and administrative expenses	(4,970)	(4,318)	(3,172)	—	(8,142)	(4,318)
Management fees	(829)	(853)	(178)	—	(1,007)	(853)
Other expense, net	—	(24)	(6)	—	(6)	(24)

Net operating (loss) / income before depreciation and amortization	580	(3,032)	18,183	—	18,763	(3,032)

Depreciation and amortization expense	(14,807)	(11,412)	(13,326)	—	(28,133)	(11,412)
Impairment loss	(15,662)	(68,042)	—	—	(15,662)	(68,042)

Net operating (loss) / income	(29,889)	(82,486)	4,857	—	(25,032)	(82,486)

Transaction costs	(931)	(2,552)	(409)	—	(1,340)	(2,552)
Straight line revenue	—	—	(433)	—	(433)	—
Compensation costs	(1,218)	(370)	(810)	—	(2,028)	(370)
Provision for doubtful receivables	(246)	(215)	(48)	—	(294)	(215)
Gain on sale from vessels	1,168	—	—	—	1,168	—
Interest and finance expense, net	(18,190)	(10,135)	(14,882)	—	(33,072)	(10,135)
Interest income	330	9	188	—	518	9
Change in fair value of derivatives	1,179	1,385	413	—	1,592	1,385

Loss from continuing operations	$(47,797)	$(94,364)	$(11,124)	$—	$(58,921)	$(94,364)

Total assets
September 30, 2010	$228,381		$420,391		$648,772
September 30, 2009	$197,992		$—		$197,992

16.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, the 7% Notes, accounts payable and accrued liabilities.

Fair Values

The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due to / from managing agent, derivative financial instruments, 7% Notes and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

Warrant Derivative Liability

The Company recorded the warrant derivative liability at fair value, in the consolidated balance sheet for the year ended December 31, 2009 under “Derivative financial instruments”, with changes in fair value recorded in “Change in fair value of derivatives” in the consolidated statements of income.

During the fourth quarter of 2009, for advisory services provided in connection with the recapitalization, the Company authorized the issuance to a third party, a six-year warrant to purchase 416,667 common shares.

In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015, which resulted in $3,940 of debt issuance cost that were recorded as deferred issuance cost. These warrants were fair valued as of October 13, 2009 and are amortized over a period of six years. The warrants are marked to market at every reporting date.

For the period from January 1, 2010 to September 29, 2010, the total fair value change on warrants was a gain of $1,855 ($0 for the nine month period ended September 30, 2009). On September 30, 2010, the Company and the warrant holders amended certain terms of the warrants and the amended warrants now qualify for equity classification. Upon the amendment, the amended warrants were remeasured at fair value, which included the cash paid to certain warrant holders. The amendment resulted in the warrant liability of $3,124 being reclassified to Additional Paid-in Capital in Shareholders Equity and an additional consulting expense of $600 which was recognized in the third quarter of 2010 statement of operations.

Interest Rate Risk

Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in Note 11, “Long-term Debt”.

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The Company is also exposed to credit risk in the event of non-performance by counter-parties to derivative instruments. However, the Company limits this exposure by entering into transactions with counter-parties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

Interest Rate Swaps

Outstanding swap agreements involve both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter-parties and the level of contracts it enters into with any one party. The counter-parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counter-parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in Note 11. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

The details of the Company’s swap agreements are as follows:

Counter-party

						Fair Value
			Contract			As of	As of
	Value	Termination	Notional	Fixed	Floating	September 30,	December 31,
Interest Rate Swaps	Date	Date	Amount	Rate	Rate	2010	2009
SMBC Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	$(544)	$(1,475)
Bank of Ireland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(544)	(1,484)
HSH Nordbank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(544)	(1,483)
Nordea Bank	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(544)	(1,481)
Bank of Scotland	7/3/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(544)	(1,481)
Nordea Bank*	4/3/2008	4/4/2011	$23,333	4.14%	3-month LIBOR	(456)	(1,195)
Bank of Scotland**	4/3/2008	4/3/2011	$46,667	4.28%	3-month LIBOR	(473)	(1,249)
Marfin Egnatia Bank***	9/2/2009	9/2/2014	$37,400	4.08%	3-month LIBOR	(2,395)	(1,926)
Bank of Scotland	7/6/2010	10/15/15	$63,636	4.01%	3-month LIBOR	(6,700)	—
Bank of Scotland	7/6/2010	10/15/15	$13,333	4.01%	3-month LIBOR	(1,568)	—

						$(14,312)	$(11,774)

	Fair Value
	As of	As of
	September 30,	December 31,
	2010	2009
Short-term	$(6,992)	$(9,687)
Long-term	(7,320)	(2,087)

	$(14,312)	$(11,774)

*	Synthetic swap including interest rate cap detailed as follows:

Counter-Party	Value Date	Termination Date	Notional Amount	Cap

Nordea	4/3/08	4/4/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

Counter-party	Value Date	Termination Date	Notional Amount	Floor

Bank of Scotland	4/3/08	4/3/11	$23,333	4.285%

***	As part of the contribution from Grandunion on October 13, 2009, the Company assumed a $37,400 interest rate swap by Marfin Egnatia Bank.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

The total fair value change of the interest rate swaps indicated above is reflected in interest expense within the condensed consolidated statements of operations. These amounts were a gain of $367 for the period from January 1, 2010 to September 30, 2010 and $1,138 for the period from January 1, 2009 to September 30, 2009. The related asset or liability is shown under derivative financial instruments in the balance sheet.

Fair Value Hierarchy

The guidance on fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

December 31, 2009
Liabilities
Interest rate swaps	$11,774	$—	$11,774	$—
Warrants	$5,273	$—	$5,273	$—
Make Whole Fundamental Change	$42	$—	$42	$—
September 30, 2010
Liabilities
Interest rate swaps	$14,312	$—	$14,312	$—
Make Whole Fundamental Change	$0	$—	$0	$—

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

17.	Commitments and Contingent Liabilities

(1)	Commitments

Rental Agreements

During the first quarter of 2010, the Company terminated two office rental agreements with a Related Party, Domina Petridou O.E, a company with common shareholders (see Note 18). These rental agreements had a monthly rate of €4,000 each, plus stamp duties, with duration until November 2015 and September 2016, respectively.

The Company has entered into office and warehouse rental agreements with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s President, Chief Executive Officer and member of the board of directors, (see Note 18) at a monthly rate of approximately €26,000. These rental agreements vary in duration; the longest agreement will expire in April 2022.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

The committed rent payments for Terra Stabile A.E. as of September 30, 2010 were:

September 30, 2011	$426
September 30, 2012	432
September 30, 2013	439
September 30, 2014	445
September 30, 2015	452
Thereafter	2,971

$5,165

Commercial & Technical Ship Management Agreements

At December 31, 2009, the vessel-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider and the Ostria had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai which were cancellable by either party with two-month notice. The agreed annual management fees were approximately $165 per vessel, for both, 2010 and 2009. During the nine month period ended September 30, 2010, the vessel owning companies of the Newlead Avra and the Newlead Fortune terminated their ship management agreements with ITM. Accordingly, the vessel owning companies of the vessels have signed agreements for the provision of both technical and commercial ship management services with Newlead Shipping S.A., a company that was controlled by Grandunion and that has been NewLead’s subsidiary since the April 1, 2010 transaction. The agreed annual management fees were approximately $197 per vessel.

The Chinook had a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”) which was terminated upon the sale of the vessel on April 15, 2010. In January 2010, the vessel owning company of the Nordanvind also signed a technical ship management agreement with Ernst Jacob which was terminated upon the sale of the vessel on September 7, 2010. The agreed annual management fees per vessel for 2010 and 2009 were approximately €153,000 and €150,000, respectively (equal to approximately $200).

Magnus Carriers Corporation (“Magnus Carriers”), a company owned by two of the Company’s former officers and directors, provided the ship-owning companies of the Newlead Avra, the Newlead Fortune, the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009.

As of September 30, 2010 the commercial management services of all vessels are provided in-house by Newlead Shipping S.A. and Newlead Bulkers S.A.

Purchase of vessel

In the fourth quarter of 2010, the Company committed to purchase one Handysize vessel, already delivered to the Company under bareboat charter, the Newlead Prosperity for a total consideration of approximately $24,500. As at September 30, 2010, the remaining payment commitment amounted to $24,500.

Newbuildings

As of September 30, 2010, remaining commitments for newbuildings upon their final delivery amount to approximately $125,700 (please refer to Note 9).

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

(2)	Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings in which the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. For the period ended September 30, 2010, the Company has provided in respect of all claims an amount equal to $5,257 (amount includes continuing and discontinued operations). Other than those listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:

•	The charterers of the Newlead Avra notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a) Damages suffered by sub-charterers of the vessel relating to remaining on board cargo in New York in September 2007;

b) Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c) Damages suffered by sub-charterers of the vessel resulting from grounding in Houston in October 2007.

•	The charterers of the Newlead Fortune notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a) Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b) Damages resulting from the creation of hydrogen sulphide in the vessel’s tanks at two ports in the United States.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

18.	Transactions Involving Related Parties

Management Services and Commissions

Magnus Carriers is a company that provided commercial management services to certain Company vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels, or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. These agreements were cancelled by the Company on May 1, 2009. For the nine month periods ended September 30, 2010 and 2009, the management fees were approximately $0 and $409, respectively (figures include continuing and discontinued operations).

Sea Breeze

As part of attaining revenue (commissions) for the Company’s vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the former Company’s directors is a shareholder. In addition, the Company paid 1% of the purchase price brokerage commission on the sale of the Saronikos Bridge and

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

the MSC Seine, respectively. For the nine month periods ended September 30, 2010 and 2009, the commissions amounted to $122 and $82, respectively (figures include continuing and discontinued operations).

Newfront — Stamford

The vessels Australia, China and Brazil had technical ship management and commercial management agreements with Stamford (as to the Australia), and Newfront (as to the China and the Brazil), both related parties with common shareholders. The agreed annual management fees were approximately $185 per vessel. During the first quarter of 2010, these agreements were terminated. Accordingly, the vessel owning companies have signed agreements with Newlead Bulkers S.A. for the provision of commercial and technical ship management services (see below). For the nine month period ended September 30, 2010, the management fees for Newfront and Stamford were approximately $50 and $28, respectively. There was no ship management agreement with Newfront or Stamford during the nine month period ended September 30, 2009.

Newlead Bulkers S.A.

Since April 1, 2010, Newlead Bulkers S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Bulkers S.A. assumed the commercial and technical ship management services for the Australia, the China and the Brazil. The management fees for the nine month period ended September 30, 2010 were $59.

Newlead Shipping S.A.

Since April 1, 2010, Newlead Shipping S.A. has been a subsidiary of the Company as a result of its acquisition from Grandunion described in Note 5 above and, consequently, any transactions with the rest of the group are fully eliminated since that date. Until March 31, 2010, when it was a related party due to the existence of common shareholders, Newlead Shipping S.A. assumed the commercial and technical ship management services for the Newlead Avra and the Newlead Fortune. The management fees for the nine month period ended September 30, 2010 were $36.

Grandunion Inc.

In April 2010, the Company completed the acquisition of six vessels (four dry bulk vessels and two product tankers) and NewLead Shipping and its subsidiaries, an integrated technical and commercial management company, from Grandunion. For more details please refer to Note 5. In July 2010, the Company completed the acquisition of five dry bulk vessels from Grandunion including two newbuildings with long term quality time charters. See Note 10 for more details.

Terra Stabile A.E.

The Company leases office as well as warehouse spaces in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s President, Chief Executive Officer and member of the Company’s Board of Directors. In November 2009, the Company entered with the landowner into a 12-year lease agreement in relation to the office space and on April 28, 2010 the Company entered into a 12-year lease agreement for the warehouse space (see Note 17). Total rent for the nine month period ended September 30, 2010 was approximately $234.

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

Domina Petridou O.E.

The Company leased office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of the former Company’s directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements were terminated in 2009 and in the first quarter of 2010 respectively (see Note 17). Total rent for the nine month periods ended September 30, 2010 and September 30, 2009 amounted to approximately $17 and $101, respectively.

Aries Energy Corporation

On April 15, 2010, the Company completed (a) the purchase of the two Kamsarmaxes for an aggregate consideration of approximately $112,700 (including payments up to the delivery of the vessels and ready for sea costs) and (b) the sale of Chinook for $8,500 as part of the same deal. The purchase was completed pursuant to the terms of a Securities Purchase Agreement, dated February 18, 2010, with Aries Energy Corporation, a company with a common shareholder, and Bhatia International PTE Ltd., an unrelated third party. Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of the Company’s principal stockholders, is one of the principals of Aries Energy Corporation, one of the sellers of these vessels. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left the Company’s board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence the Company. Management believes that the negotiations were conducted at arm’s length and that the sale price is no less favorable than would have been achieved through arm’s length negotiations with a wholly unaffiliated third party.

Amounts due from/(to) managing agent

Amounts due from/(to) managing agent are as follows:

	As of	As of
	September 30,	December 31,
	2010	2009

International Tanker Management Ltd.	$799	$—
Wilhelmsen Ship Management	—	8

Total due from	799	8

International Tanker Management Ltd.	—	(1,812)
Ernst Jacob Ship Management GmbH	(158)	(56)

Total due to	$(158)	$(1,868)

Amounts due from/(to) related parties

Amounts due from/(to) related parties are as follows:

	As of	As of
	September 30,	December 31,
	2010	2009

Newfront Shipping S.A.	$—	$40

Total due from	—	40

Stamford Navigation Inc.	—	(234)

Total due to	$—	$(234)

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

19.	Discontinued Operations

From 2005 until September 30, 2010, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900. The gain on sale of these vessels was $7,985.

On January 7, 2010, the Company sold the Saronikos Bridge to an unrelated party for net proceeds of $5,348. The gain on the sale of the vessel amounted to $1,226. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 18). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

On January 20, 2010, the Company sold the MSC Seine to an unrelated party for net proceeds of $5,399. The gain on the sale of the vessel amounted to $1,271. The Company paid 1% of the purchase price as sales commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to Note 18). The Company also paid a 1% commission to two unrelated brokerage firms, respectively, as well as, a 1% address commission.

The Company determined that the sale of these vessels met the requirements as discontinued operations, which are reflected in the Company’s consolidated statements of income for all periods presented.

The following table represents the revenues and net income from discontinued operations:

	Successor	Predecessor
	January 1, to	January 1, to
	September 30,	September 30,
	2010	2009

Operating Revenues	$1,207	$12,302
Net income/(loss)	$2,423	$(29,397)

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures.

20.	Subsequent Events

a) During the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2003 built, 34,682 dwt, Handysize dry bulk vessel. The vessel, named the Newlead Prosperity, was delivered in early October 2010 and bareboat chartered up to March 15, 2011, with an obligation to conclude the purchase latest by the end of the charter period. Total consideration for the acquisition of this vessel is approximately $24,500. The vessel has been fixed in a time charter for seven years (plus or minus three months) at a net daily hire rate of $13. NewLead anticipates financing the acquisition of this vessel with a combination of debt and cash from the balance sheet. Furthermore, in the third quarter of 2010, the Company entered into an agreement for the acquisition of one 2006 built, 37,582 dwt, MR1 Tanker for approximately $31,800, which was to be delivered in the fourth quarter of 2010. On December 1, 2010, the Company cancelled such agreement and subsequently agreed to a mutual settlement with sellers in full and final settlement of all their claims under the subject sale and purchase contract. The relevant settlement agreement is dated December 21, 2010 and in compliance with its terms and conditions, the Company has released to the sellers the deposit of approximately $3,200. An additional and final payment of the agreed sum of $1,950 will be made in the first quarter 2011.

b) In November 2010, NewLead entered into an agreement with Lemissoler Maritime Company W.L.L. for the sale and immediate bareboat leaseback of four dry bulk vessels comprised of three Capesize vessels,

NEWLEAD HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements — (Continued)

the Brazil, the Australia, and the China, as well as the Panamax vessel Grand Rodosi. Total consideration for the sale is $86,800 and the bareboat leaseback charter period is eight years. NewLead retains call options to buy the vessels back during the lease period at pre-determined de-escalating prices and is obligated to repurchase the vessels for approximately $40,000 at the end of the lease term. The repurchase obligation can be paid partially in cash and partially in common shares. NewLead has also secured the option to substitute one or more vessels throughout the term of the lease, subject to approval by the owners and their lenders. The aggregate net rate of the bareboat charters of the four vessels is approximately $40.0 per day for the first three years, and approximately $24.0 per day thereafter. NewLead will continue to earn charter hire on the current time charters on the vessels. The sale lease back transaction is expected to be treated as a capital lease for accounting purposes.

NewLead used the proceeds from the aforementioned sale and leaseback transaction to repay all loans outstanding on the previously listed vessels as well as other bank debt and associated fees.

c) In October 2010, NewLead Holdings Ltd. established two new wholly owned entities, named Newlead Tanker Holdings Inc. and Newlead Bulker Holdings Inc., both incorporated in Marshall Islands, to be eventually used as sub-holding companies of NewLead.

d) On December 10, 2010, the Company entered into a Loan Agreement with Marfin Egnatia Bank, for a new reducing revolving credit facility of up to $62,000, as well as with a purpose to refinance the loans of the Grand Venetico and the Newlead Markela, which were previously financed by Commerzbank and Emporiki Bank, respectively, and to finance the working and investment capital needs. The facility is payable in 10 quarterly installments of $100 and a cash sweep of all surplus of quarterly earnings of the Grand Venetico, the Newlead Markela, the Australia, the Brazil, the China and the Grand Rodosi. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.288%, plus a 3.5% margin). The loan facility includes financial covenants, all as described in the loan facility including: (i) the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of its fleet to its market value, must be no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) the maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than zero dollars ($0); (iii) maintenance of the minimum liquidity requirement, at five percent of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest expense on a trailing four financial quarter basis to be no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (the “Company”) (Successor) at December 31, 2009 and the results of their operations and their cash flows for the period from October 14, 2009 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers S.A.

Athens, Greece.

March 18, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the reverse share split discussed in Note 24, as to which the date is December 29, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NewLead Holdings Ltd.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of NewLead Holdings Ltd. and its subsidiaries (the “Company”) (Predecessor) at December 31, 2008, and the results of their operations and their cash flows for the period from January 1, 2009 to October 13, 2009 and for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers S.A.

Athens, Greece.

March 18, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the reverse share split discussed in Note 24, as to which the date is December 29, 2010.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

		Successor	Predecessor
		As of	As of
		December 31,	December 31,
	Notes	2009	2008
		(All amounts expressed in thousands of U.S. dollars except share amounts)
ASSETS
Current assets
Cash and cash equivalents	2	$106,255	$4,009
Restricted cash	5	403	8,510
Trade receivables, net	2	4,572	2,533
Other receivables		496	2,289
Inventories	6	3,085	1,224
Prepaid expenses		1,082	967
Back log asset	13	5,528	—
Due from managing agent	21	—	160
Due from related parties		—	49

Total current assets		121,421	19,741

Restricted cash	5	9,668	—
Assets held for sale	7	8,250	—
Vessels and other fixed assets, net	7	253,115	296,463
Deferred charges, net	8	6,831	1,573

Total non-current assets		277,864	298,036

Total assets		$399,285	$317,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	11	$14,240	$223,710
Accounts payable, trade	9	11,048	3,601
Accrued liabilities	10	16,957	7,776
Deferred income		226	1,807
Derivative financial instruments	17	9,687	12,451
Deferred charter revenue	13	—	2,144
Due to managing agent	21	2,054	—

Total current liabilities		54,212	251,489

Derivative financial instruments	17	7,407	—
7% convertible senior notes, net	12	41,430	—
Deferred income		730
Deferred charter revenue	13	—	772
Long-term debt	11	223,030	—

Total non-current liabilities		272,597	772

Total liabilities		326,809	252,261

Commitments and contingencies	19	—	—
Shareholders’ equity

SUCCESSOR
Preference Shares, $0.01 par value, 500 million shares authorized, none issued
Common Shares, $0.01 par value, 1 billion shares authorized, 6.6 million shares issued and outstanding as of December 31, 2009		67

PREDECESSOR
Preference Shares, $0.01 par value, 30 million shares authorized, none issued
Common Shares, $0.01 par value, 100 million shares authorized, 2.4 million shares issued and outstanding as of December 31, 2008			24
Additional paid-in capital		110,281	114,053
Accumulated deficit	15	(37,872)	(48,561)

Total shareholders’ equity		72,476	65,516

Total liabilities and shareholders’ equity		$399,285	$317,777

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Successor	Predecessor
		October 14, 2009	January 1, 2009	Year Ended	Year Ended
		to	to	December 31,	December 31,
	Notes	December 31, 2009	October 13, 2009	2008	2007
		(All amounts expressed in thousands of U.S. dollars, except share and
		per share amounts)
OPERATING REVENUES	16	$14,096	$33,564	$56,519	$55,774
EXPENSES:
Commissions	21	(407)	(769)	(689)	(551)
Voyage expenses		(4,634)	(8,574)	(6,323)	(2,713)
Vessel operating expenses	21	(6,530)	(22,681)	(19,798)	(17,489)
General & administrative expenses	21	(12,025)	(8,366)	(7,816)	(5,278)
Depreciation and amortization expenses	7	(4,844)	(11,813)	(15,040)	(14,029)
Impairment loss	2	—	(68,042)	—	—
Management fees		(315)	(900)	(1,404)	(1,243)

		(28,755)	(121,145)	(51,070)	(41,303)

Net operating (loss)/income		(14,659)	(87,581)	5,449	14,471
OTHER INCOME/(EXPENSES), NET:
Interest & finance expense, net	11	(23,996)	(10,928)	(15,741)	(16,966)
Interest income		236	9	232	630
Other income/(expense), net		—	40	2	(11)
Change in fair value of derivatives	17	2,554	3,012	(6,515)	(4,060)

Total other expenses, net		(21,206)	(7,867)	(22,022)	(20,407)

Net loss from continuing operations		(35,865)	(95,448)	(16,573)	(5,936)

Net loss from discontinued operations	22	(2,007)	(30,316)	(23,255)	(2,797)

Net loss		$(37,872)	$(125,764)	$(39,828)	$(8,733)

Loss per share:
Basic and diluted
Continuing operations		$(6.42)	$(39.84)	$(6.94)	$(2.50)

Discontinued operations		$(0.36)	$(12.65)	$(9.75)	$(1.18)

Total		$(6.78)	$(52.49)	$(16.69)	$(3.68)

Weighted average number of shares:
Basic and diluted		5,588,937	2,395,858	2,386,182	2,373,238

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Common
		Shares
		(Number of		Additional		Total
		Shares in	Share	Paid-in	Accumulated	Shareholders’
	Notes	Thousands)	Capital	Capital	Deficit	Equity
		(All amounts expressed in thousands of U.S. dollars)

Balance at December 31, 2006 (Predecessor)		2,368	$24	$132,564	$—	$132,588
Net loss		—	—	—	(8,733)	(8,733)
Issuance of common shares	14	17	0	2	—	2
Share-based compensation	14	—	—	1,232	—	1,232
Dividends paid	15	—	—	(17,970)	—	(17,970)

Balance at December 31, 2007 (Predecessor)		2,385	24	115,828	(8,733)	107,119
Net loss		—	—	—	(39,828)	(39,828)
Issuance of common shares	14	29	0	4	—	4
Share-based compensation	14	—	—	1,083	—	1,083
Dividends paid	15	—	—	(2,862)	—	(2,862)

Balance at December 31, 2008 (Predecessor)		2,414	24	114,053	(48,561)	65,516
Net loss		—	—	—	(125,764)	(125,764)
Issuance of common shares	14	7	1	—	—	1
Share-based compensation	14	—	—	793	—	793

Balance at October 13, 2009 (Predeccessor)		2,421	$25	$114,846	$(174,325)	$(59,454)

Change in control — basis adjustment	4	—	—	(164,014)	174,325	10,311
Contribution of vessels	4	1,582	16	34,981	—	34,997
Beneficial conversion feature on the 7% convertible senior notes	12	—	—	100,536	—	100,536
Conversion of the 7% convertible senior notes ($20m)		2,222	22	19,978	—	20,000
Net loss		—	—	—	(37,872)	(37,872)
Share-based compensation	14	390	4	3,954	—	3,958

Balance at December 31, 2009 (Successor)		6,615	$67	$110,281	$(37,872)	$72,476

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Successor	Predecessor
		October 14, 2009	January 1, 2009	Year Ended	Year Ended
		to	to	December 31,	December 31,
	Notes	December 31, 2009	October 13, 2009	2008	2007
		(All amounts expressed in thousands of U.S. dollars)
Cash flows from operating activities:
Net loss		$(37,872)	$(125,764)	$(39,828)	$(8,733)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	7,13	3,656	17,368	30,493	37,138
Impairment loss		—	91,601	30,075	—
Provision for doubtful receivables		—	292	1,018	—
Amortization and write-off of deferred financing costs	8	1,391	555	1,333	1,308
Amortization of deferred charter revenue		—	(1,694)	(8,115)	(6,010)
Amortization of back log asset		1,992	—	—	—
Amortization of the beneficial conversion feature	12	17,000	—	—	—
Change in fair value of derivative financial instruments	17	(2,554)	(3,012)	6,515	4,060
Payments for dry-docking/special survey costs		(1,040)	(4,306)	(2,159)	(6,144)
Share-based compensation	14	3,958	793	1,083	1,232
Warrants compensation expense	17	3,940	—	—	—
Loss/(Gain) on sale of vessels		—	5,584	(13,569)	—
Restricted cash	5	—	6,612	—	—
Changes in assets and liabilities	18	3,660	8,026	(3,945)	(5,270)

Net cash (used in)/provided by operating activities		(5,869)	(3,945)	2,901	17,581

Cash flows from investing activities:
Vessel acquisitions/ additions		—	—	—	(399)
Other fixed asset acquisitions		—	(63)	(27)	(37)
Restricted cash		—	—	1,548	(1,572)
Vessels disposals		—	2,279	59,562	—

Net cash provided by/(used in) investing activities		—	2,216	61,083	(2,008)

Cash flows from financing activities:
Principal repayments of long-term debt	11	(57,400)	(2,280)	(61,090)	—
Proceeds from long-term debt	11	35,840	—	—	—
Proceeds from 7% convertible senior notes, net	12	140,718	—	—	—
Restricted cash	5	(8,173)	—	(8,471)	3,227
Shareholders contribution		1,139	—	—	—
Proceeds from issuance of capital shares		—	—	4	2
Dividends paid		—	—	(2,862)	(17,970)

Net cash provided by/(used in) financing activities		112,124	(2,280)	(72,419)	(14,741)

Net increase/(decrease) in cash and cash equivalents		106,255	(4,009)	(8,435)	832
Cash and cash equivalents
Beginning of year		—	4,009	12,444	11,612

End of year		$106,255	$—	$4,009	$12,444

Supplemental cash flow information:
Interest paid		$663	$13,140	$13,453	$23,211

Supplemental Cash Flow information

(1)	As a result of the change in control the predecessor assets and liabilities were adjusted to fair value on October 13, 2009, which amounted to an increase of $10,311, in shareholders’ equity (see note 4).

(2)	Contribution of the Grandunion Inc. vessels amounting to $75,289 in vessels and $37,400 in Long-term debt (see note 4).

(3)	Issuance of warrants related to financing costs amounting to $3,940 (see note 2).

The accompanying notes are an integral part of the consolidated financial statements.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements
(All amounts expressed in thousands of U.S. dollars or Euro, as indicated, except share data and where otherwise specified)

1.	ORGANIZATION

NewLead Holdings Ltd. (the “Company” or “NewLead”) was incorporated on January 12, 2005 under the name “Aries Maritime Holdings Limited” and on December 21, 2009, the Company changed its name to NewLead Holdings Ltd.

On October 13, 2009, the Company announced an approximately $400,000 recapitalization, which resulted in Grandunion Inc. (“Grandunion”) acquiring control of the Company. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of the Company in exchange for three dry bulk carriers. Of such shares, 222,223 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in the Company, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates. As at December 31, 2009, Grandunion owned approximately 21% of the Company and, as a result of the voting agreement, controls the vote of approximately 43% of the Company’s outstanding common shares.

In connection with the recapitalization, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015 (the “7% Notes”). The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The issuance of the 7% Notes was pursuant to an Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and a Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 16.1 million newly issued common shares. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($144,900) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing certain demand and other registration rights for the common shares underlying the 7% Notes. In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding. As a result of this conversion, Focus Maritime Corp. as at December 31, 2009 owns approximately 34% of the Company’s outstanding common shares.

The new management of the Company is led by Nicholas G. Fistes as Executive Director (Chairman), Michail S. Zolotas as Executive Director (Deputy Chairman), President and Chief Executive Officer, and Allan L. Shaw as Executive Director and Chief Financial Officer. The new management team intends to build the technical and commercial group of the Company and incorporate the Company’s existing team into their operations.

The Company’s principal business is the acquisition and operation of vessels. NewLead conducts its operations through the vessel-owning Companies whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and shareholders’ equity at and for each period since their respective incorporation dates.

As of December 31, 2009, NewLead’s subsidiaries included in these consolidated financial statements are as follows:

				Successor	Predecessor
		Country of		Periods That	Periods That
Company Name		Incorporation	Vessel Name	Vessel Operates	Vessel Operates
1.	Land Marine S.A.	Marshall Islands	M/T High Land	10/14 /2009 — 12/31/2009	03/07/2003 — 10/13/2009
2.	Rider Marine S.A.	Marshall Islands	M/T High Rider	10/14 /2009 — 12/31/2009	03/18/2003 — 10/13/2009
3.	Ostria Waves Ltd.	Marshall Islands	M/T Ostria	10/14 /2009 — 12/31/2009	05/25/2004 — 10/13/2009
4.	Altius Marine S.A.	Marshall Islands	M/T Altius(1)	10/14 /2009 — 12/31/2009	06/24/2004 — 10/13/2009
5.	Fortius Marine S.A.	Marshall Islands	M/T Fortius(2)	10/14 /2009 — 12/31/2009	08/02/2004 — 10/13/2009
6.	Vintage Marine S.A.	Marshall Islands	M/T Arius(3)	—	08/05/2004 — 06/11/2008
7.	Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	10/14 /2009 — 12/31/2009	12/09/2004 — 10/13/2009
8.	Chinook Waves Corporation	Marshall Islands	M/T Chinook(4)	10/14 /2009 — 12/31/2009	11/30/2005 — 10/13/2009
9.	Compass Overseas Ltd.	Bermuda	M/T Stena Compass	10/14 /2009 — 12/31/2009	02/14/2006 — 10/13/2009
10.	Compassion Overseas Ltd.	Bermuda	M/T Stena Compassion	10/14 /2009 — 12/31/2009	06/16/2006 — 10/13/2009
11.	Santa Ana Waves Corporation	Marshall Islands	—	10/14 /2009 — 12/31/2009	—
12.	Makassar Marine Ltd.	Marshall Islands	M/V Saronikos Bridge(5)	10/14 /2009 — 12/31/2009	07/15/2005 — 10/13/2009
13.	Seine Marine Ltd.	Marshall Islands	M/V MSC Seine(6)	10/14 /2009 — 12/31/2009	06/24/2005 — 10/13/2009
14.	Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope(7)	—	07/26/2004 — 06/29/2009
15.	Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V Energy 1(8)	—	04/28/2004 — 06/02/2008
16.	Dynamic Maritime Co.	Marshall Islands	M/V MSC Oslo(9)	—	06/01/2004 — 04/30/2008
17.	Australia Holdings Ltd.	Liberia	M/V Australia	10/14 /2009 — 12/31/2009	—
18.	Brazil Holdings Ltd.	Liberia	M/V Brazil	10/14 /2009 — 12/31/2009	—
19.	China Holdings Ltd.	Liberia	M/V China	10/14 /2009 — 12/31/2009	—
20.	AMT Management Ltd.	Marshall Islands	—	—	—
21.	Aries Maritime (US) LLC	United States	—(10)	—	—
22.	Abroad Consulting Ltd.	Marshall Islands	—(11)	—	—

(1)	M/T Altius was renamed to Newlead Avra on February 14, 2010.

(2)	M/T Fortius was renamed to Newlead Fortune on March 11, 2010.

(3)	M/T Arius was sold on June 11, 2008.

(4)	A memorandum of agreement (MOA) for the sale of the M/T Chinook was signed on February 18, 2010.

(5)	M/V Saronikos Bridge was sold on January 7, 2010.

(6)	M/V MSC Seine was sold on January 20, 2010.

(7)	M/V Ocean Hope was sold on June 29, 2009.

(8)	M/V Energy 1 was sold on June 2, 2008.

(9)	M/V MSC Oslo was sold on April 30, 2008.

(10)	Aries Maritime (US) LLC was incorporated on October 23, 2008, as a representative office in the United States.

(11)	Abroad Consulting Ltd. was incorporated on November 13, 2009.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying consolidated financial statements are prepared in accordance with accounting principals generally accepted in the United States of America (US GAAP).

The financial statements for the periods prior to October 14, 2009, as labelled “Predecessor”, reflect the consolidated financial position, results of operations and cash flows of the twelve vessel-owning subsidiaries of NewLead.

The financial statements for the period from October 14, 2009 to December 31, 2009, as labelled “Successor”, reflect the consolidated financial position, results of operations and cash flows of the successor Company. These consolidated financial statements have been presented using the step-up basis of the predecessor 11 vessel-owning subsidiaries and the historical basis of the three vessel-owning subsidiaries contributed by Grandunion.

Principles of Consolidation:

The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

All inter-company transaction balances and transactions have been eliminated upon consolidation.

Use of Estimates:

The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future dry-dock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Foreign Currency Transactions:

The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the Company’s subsidiaries are maintained in U.S. dollars. Transactions involving other

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

currencies during a period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents:

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, total cash and cash equivalents amounted to approximately $106,255, which includes the proceeds of the 7% Notes received as a result of the recapitalization on October 13, 2009. These funds are to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness.

Restricted Cash:

Restricted cash includes cash collateralized, retention accounts, which are used to fund the debt service payments coming due in accordance with the facility agreement, as well as, the minimum liquidity required under the facility agreement. The funds can only be used for the purposes of interest payments and loan repayments.

Trade Receivables, Net and Other Receivables:

The amount shown as trade receivables, net includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2009, 2008 and 2007 amounted to $1,150, $858 and $0, respectively. The 2009 movement includes a write off of $292 during the period from January 1, to October 13, 2009. This relates to continuing and discontinued operations. Other receivables relates to claims for hull and machinery and loss of hire insurers.

Inventories:

Inventories, which comprise bunkers, lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value as determined using the first in first out method.

Vessels and Other Fixed Assets, net:

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred. Pursuant to the recapitalization on October 13, 2009, the Company’s predecessor vessels were adjusted to fair value (see note 4). The component of each new vessel’s initial capitalized cost that relates to dry-docking and special survey calculated by reference to the related estimated economic benefits to be derived until the next scheduled dry-docking and special survey, is treated as a separate component of the vessel’s cost and is accounted for in accordance with the accounting policy for dry-docking and special survey costs.

Vessels’ depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight ton. Management estimates the useful life of the Company’s vessels to be 25 years from the date of its initial delivery from the shipyard.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of operations.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	5 years
Computer equipment and software:	5 years

Assets held for sale/Discontinued operations:

Long-lived assets are classified as “Assets held for sale” when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. Assets held for sale are stated net of cost and accumulated depreciation, as well as, capitalized cost of dry-docking and special survey and accumulated amortization. During the period October 14, 2009 to December 31, 2009 the Company discontinued its container operations by committing to sell its remaining two container vessels and exiting from the market. As of December 31, 2009 and 2008, the transfer to assets held for sale, net totaled to $8,250 and $0, respectively.

The Company reports discontinued operations when the operations and cash flows of a component, usually a vessel, have been (or will be) eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the component after its disposal. All assets held for sale are considered discontinued operations for all periods presented.

Accounting for Special Survey and Dry-docking Costs:

The Company’s vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

Impairment of Long-lived Assets:

The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net undiscounted cash flows from the

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

assets are less than the carrying values of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

As of September 30, 2009, the Company concluded that events and circumstances had changed that may indicate the existence of potential impairment of its long-lived assets. As a result, the Company performed an impairment assessment of long-lived assets. The significant factors and assumptions the Company used in undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number factors for the remaining life of the vessel (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) historical average time charter rates, (c) current market conditions and, the respective vessel’s ages as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expenses assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience of the shipping industry.

The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods.

The Company’s impairment analysis as of December 31, 2009 did not result in an impairment loss. During the periods from January 1, 2009 to October 13, 2009, the Company recorded an impairment loss of $68,042 from continuing operations and $23,559 from discontinued operations. During the year ended December 31, 2008, the Company recorded an impairment loss of $30,075, which relates to discontinued operations. There was no impairment loss for the year ended December 31, 2007.

Backlog asset/Deferred charter revenue:

Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time or bareboat charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as a back log asset; otherwise, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the remaining period of the time or bareboat charters acquired.

Provisions:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”) in accounting for contingencies, as interpreted by the FASB-issued guidance “reasonable estimation of the amount of a loss”, if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See note 18 “Commitments and Contingencies” for further discussion.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the clubs.

Financing Costs:

Fees incurred for obtaining new debt or refinancing existing debt are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing debt continue to be amortized over the remaining term of the new debt where there is a modification of the debt. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old debt is written off and included in the debt extinguishment gain or loss.

Interest Expense:

Interest costs are expensed as incurred and include interest on loans, financing costs, amortization and write-offs and beneficial conversion feature. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either time and bareboat charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. If a charter agreement exists, price is fixed, service is provided and collection of the related revenue is reasonably assured, revenue is recognized as it is earned rateably on a straight-line basis over the duration of the period of each time charter as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel and address commissions. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of the discharge of the current cargo.

Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.

Deferred income represents cash received on charter agreement prior to the balance sheet date and is related to revenue not meeting the criteria for recognition.

Voyage Expenses:

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

Vessel Operating Expenses:

Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications.

Insurance Claims:

claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the accounting guidance for contingencies based on the Company’s historical experience and the shipping industry practices. These claims are included in the consolidated balance sheet line item “Other current assets”.

Pension and Retirement Benefit Obligations-Crew:

The crew on board the companies’ vessels serve in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

Repairs and Maintenance:

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Financial Instruments:

Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the statement of operations.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

The Company has entered into various interest rate swap agreements (see note 17) that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of operations, respectively.

Share-based Compensation:

The standard requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

requisite service period are recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Warrants:

The Company initially measures warrants at fair value. If warrants meet accounting criteria for equity classification then there is no other measurement subsequent to their issue. If based on their contractual terms warrants need to be recorded as derivative liabilities they are remeasured to fair value at each reporting period with changes recognised in the statement of operations.

Segment Reporting:

The Company accounts for its segments in accordance with the FASB-issued guidance which establishes disclosures about segments of an enterprise and related information and requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting, management structure and after the transfer of the three dry bulk vessels, the Company now has two reportable segments: Wet Operations (consisting of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks) and Dry Operations (consists of transportation and handling of bulk cargoes through ownership, operation and trading of vessels).

Loss per Share:

The Company has presented loss per share for all periods presented based on the weighted average number of its outstanding common shares at the reported periods. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net loss per share.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value

In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for the Company for the fiscal year beginning January 1, 2009 and did not have a material effect on its condensed consolidated financial statements.

In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for the Company and did not have a material impact on the consolidated financial statements of the Company.

Accounting for Business Combinations

The Company adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal year 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its condensed consolidated financial statements; however, it will impact the

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Determination of the Useful Life of Intangible Assets

The Company adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal year 2009. The adoption of this guidance did not have a significant impact on the Company’s condensed consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP.

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position.

The Fair Value Disclosure Amendment became effective for the Company and its adoption did not have a significant effect on its financial position, results of operations, or cash flows.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

This new guidance will be effective for the Company beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. The Company does not expect the impact of this new guidance to be material to its consolidated financial statements.

FASB Accounting Standards Codification

In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s condensed consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued additional guidance related to subsequent events (formerly SFAS No. 165, “Subsequent Events”). This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for fiscal years and interim periods ended after June 15, 2009 and is applied prospectively. The adoption of this guidance during the year ended December 31, 2009 did not have a material impact on the Company’s consolidated financial statements.

4.	RECAPITALIZATION

On October 13, 2009, the Company consummated all of the following transactions simultaneously in connection with the approximately $400,000 recapitalization of the Company, as described below:

•	Grandunion transferred 100% ownership in three dry bulk carriers (which transaction included assets with a carrying value of approximately $75,289 and the assumption of a credit facility of $37,400 and other liabilities, for a net value of approximately $35,000) to the Company in exchange for 1,581,483 newly issued common shares of the Company. These three vessels and other related assets and liabilities have been recorded at Grandunion historical cost since control over the vessels and other related assets and liabilities have

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

not changed. The details of the three new dry bulk vessels and their related charters are set forth in the below table:

			Charter-Out Rate
Name	Type	DWT	per Day (Net)	Charter Term (Years)

China	Capesize	135,364	$12.75	Through March 2017 (maximum option)
Australia	Capesize	172,972	$20.39	Through January 2012 (maximum option)
Brazil	Capesize	151,738	$28.98 1st/2nd year $26.18 balance years, all plus profit sharing above $26.60.	February 2015

•	A voting agreement between Grandunion and Rocket Marine was entered into for which Grandunion transferred 222,223 of the Company’s common shares to Rocket Marine, a company controlled by two of the Company’s former directors and principal shareholders, in exchange for Grandunion’s control over the voting rights relating to the shares owned by Rocket Marine and its affiliates. There are 1,463,629 common shares subject to the voting agreement. The voting agreement is in place for as long as Rocket Marine owns the common shares. The voting agreement contains a lock-up period until December 31, 2011, which, in the case of transfer or sale by Rocket Marine, requires the approval of Grandunion.

•	The Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015, referred to herein as the “7% Notes”. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events. The 7% Notes are convertible at any time and if fully converted would result in the issuance of approximately 16.1 million newly issued common shares. The Investment Bank of Greece owns $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. The remainder ($144,900) is owned by Focus Maritime Corp., a company controlled by Mr. Zolotas, the Company’s President and Chief Executive Officer. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds are expected to be used to fund vessel acquisitions and for other general corporate purposes. In November 2009, $20,000 of the 7% Notes were converted into approximately 2.2 million common shares. The $125,000 outstanding principal amount of our 7% Notes is reflected as $41,430 on our December 31, 2010 balance sheet due to the netting impact of a beneficial conversion feature (discount) described in Note 12.

•	The Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, dated October 13, 2009, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility.

•	The Company assumed a $37,400 credit facility in relation to the three vessels transferred to it as part of the recapitalization. The $37,400 credit facility is payable in 20 consecutive quarterly instalments of $1,560 and a $6,200 repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of December 31, 2009, the outstanding

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

balance was $35,840. Subsequent to the year end, the facility was repaid in full. The Company pays a 1% commitment fee on the undrawn amount.

The transaction was recorded as follows:

1. The transfer of the three vessels to NewLead from Grandunion is accounted for as an asset acquisition and at historical book value, since control over the vessels has not changed.

2. Since control over the predecessor assets and liabilities changed, those assets and liabilities are reflected at fair value as of the transaction date. The excess of the purchase price over the fair value of the assets acquired was recorded in shareholders equity.

The basis adjustments, presented in the following table, result from the Company’s assessment of the estimated fair market values for each vessel, obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the change of control date of October 13, 2009.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

The following table shows the roll forward of the balance sheet of NewLead (Predecessor) as of October 13, 2009 to NewLead (Successor) on October 13, 2009 and is being presented solely to reflect the change of control and contribution from Grandunion:

	October 13, 2009	October 13, 2009
	Predecessor	Successor
					Contributions
				Value of	from			Post
				Assets and	Grandunion			Recapitalized
	Carrying	Basis		Liabilities	(at Historical	Financing		Carrying
	Value	Adjustments		Acquired	Basis)(5)	Activities(7)		Values
	A	B		C=A+B	D	E		F=C+D+E
Cash and cash equivalents	$—	$—		$—	$1,139	$131,544	(8)	$132,683
Restricted cash	1,898	—		1,898	—	(1,498	)(7)	400
Trade receivables, net	3,721	—		3,721	—	—		3,721
Other receivables	584	—		584	—	—		584
Inventories	2,713	—		2,713	262	—		2,975
Prepaid expenses	1,102	—		1,102	—	—		1,102
Backlog asset	—	7,520	(2)	7,520	—	—		7,520

Total current assets	10,018	7,520		17,538	1,401	130,046		148,985
Vessels and other fixed assets, net	185,813	2,587	(1)	188,400	75,289	—		263,689
Restricted cash	—	—		—	—	10,672	(7)	10,672
Deferred charges, net	1,018	(1,018	)(3)	—	—	8,222	(8)	8,222

Total non-current assets	186,831	1,569		188,400	75,289	18,894		282,583

Total assets	196,849	9,089		205,938	76,690	148,940		431,568

Current portion of long-term debt	(221,430)	—		(221,430)	(6,240)	193,430	(7)	(34,240)
Accounts payable, trade	(10,146)	—		(10,146)	—	—		(10,146)
Accrued liabilities	(11,794)	—		(11,794)	(298)	—		(12,092)
Deferred income	(673)	—		(673)	(887)	—		(1,560)
Derivative financial instruments	(9,439)	—		(9,439)	(2,295)	—		(11,734)
Deferred charter revenue	(1,222)	1,222	(4)	—	—	—		—
Due to managing agent	(1,599)	—		(1,599)	—	—		(1,599)

Total current liabilities	(256,303)	1,222		(255,081)	(9,720)	193,430		(71,371)

Deferred Income	—	—		—	(813)	—		(813)
Derivative financial instruments	—	—		—	—	(3,971	)(8)	(3,971)
7% Convertible senior notes, net						(44,433	)(8)	(44,433)
Long-term debt	—	—		—	(31,160)	(193,430	)(7)	(224,590)

Total non-current liabilities	—	—		—	(31,973)	(241,834)		(273,807)

Total liabilities	(256,303)	1,222		(255,081)	(41,693)	(48,404)		(345,178)

Share capital	(24)	—		(24)	(16)	—		(40)
Additional paid-in capital	(114,847)	—		49,167	(34,981)	(100,536)		(86,350)
Change in control- basis adjustment	—	(10,311)		—	—	—		—
Accumulated deficit	174,325 (6)	—		—	—	—		—

Total shareholders’ equity	59,454	(10,311)		49,143	(34,997)	(100,536)		(86,390)

Total liabilities and shareholders’ equity	$(196,849)	$(9,089)		$(205,938)	$(76,690)	$(148,940)		$(431,568)

(1)	Vessels and other fixed assets, net were adjusted to fair market value.

(2)	Backlog asset which relates to charter-out contracts were determined to have a fair value.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

(3)	Deferred charges were valued at $0.

(4)	Deferred charter revenue was valued at $0.

(5)	The assets and liabilities of the three vessel owning companies brought into the Company from Grandunion were recorded at their historical cost.

(6)	Accumulated deficit was transferred to additional paid-in capital.

(7)	The Company’s existing syndicate of lenders entered into the new Facility Agreement, dated October 13, 2009, which resulted in the classification of the debt according to the contractual terms. As a result of the new Facility agreement the Company complied with its covenants, note 11, and on the recapitalization date the Company’s debt was reclassified between its long and short term components based on its contractual terms, while the agreement requires restricted cash of 5%.

(8)	Represents the issuance of the 7% Notes described at the beginning of this note, net of discounts. For the detailed components of the 7% Notes see discussion in notes 2 (warrants) and 12.

5.	RESTRICTED CASH

	Successor	Predecessor
	As of	As of
	December 31,	December 31,
	2009	2008
Retention account	$—	$2,054
Minimum Liquidity	403	6,436
Other	—	20

Short term restricted account	403	8,510

Minimum Liquidity	9,668	—

Long term restricted account	9,668	—

	$10,071	$8,510

Cash deposited in the retention account is made available for loan interest payments within three months of being deposited. From January 1, 2009 to October 13, 2009, the Company was in breach of the minimum liquidity covenant (see note 11).

6.	INVENTORIES

	Successor	Predecessor
	As of	As of
	December 31,	December 31,
	2009	2008
Lubricants	$953	$722
Bunkers	2,075	361
Provisions (Stores)	57	141

	$3,085	$1,224

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

7.	VESSELS AND OTHER FIXED ASSETS, NET

	Other Fixed		Special	Dry-
Cost	Assets	Vessels	Survey	Docking	Total

PREDECESSOR
Balance at December 31, 2007	$183	$479,172	$7,856	$17,321	$504,532
Additions	27	—	1,019	1,140	2,186
Disposals — Discontinued operations (note 22)	—	(69,003)	(822)	(6,450)	(76,275)
Impairment loss (note 2)	—	(30,075)	—	—	(30,075)

Balance at December 31, 2008	210	380,094	8,053	12,011	400,368

Additions	63	—	1,358	4,761	6,182
Disposals — Discontinued operations (note 22)	—	(17,224)	(421)	(484)	(18,129)
Impairment loss (note 2)	—	(91,601)	—	—	(91,601)

Balance at October 13, 2009	273	271,269	8,990	16,288	296,820

SUCCESSOR
Additions	—	—	—	1,333	1,333
Additions — Contribution from Grandunion	—	98,985	—	5,767	104,752
Change in control — basis adjustment	(273)	(82,870)	(8,990)	(16,288)	(108,421)
Transfer to assets held for sale (note 2, 22)	—	(8,400)	—	—	(8,400)

Balance at December 31, 2009	—	278,984	—	7,100	286,084

Accumulated Depreciation and Amortization
PREDECESSOR
Balance at December 31, 2007	(60)	(89,788)	(4,249)	(9,597)	(103,694)
Depreciation and Amortization of the year	(39)	(25,437)	(1,242)	(3,775)	(30,493)
Disposals	—	25,753	570	3,959	30,282

Balance at December 31, 2008	(99)	(89,472)	(4,921)	(9,413)	(103,905)
Depreciation and Amortization of the year*	(174)	(14,073)	(1,071)	(2,050)	(17,368)
Disposals	—	9,361	421	484	10,266

Balance at October 13, 2009	(273)	(94,184)	(5,571)	(10,979)	(111,007)
SUCCESSOR
Additions — Contribution from Grandunion	—	(27,894)	—	(1,569)	(29,463)
Change in control — basis adjustment	273	94,184	5,571	10,979	111,007
Depreciation and Amortization of the year	—	(3,187)	—	(469)	(3,656)
Transfer to assets held for sale (note 2, 22)	—	150	—	—	150

Balance at December 31, 2009	—	(30,931)	—	(2,038)	(32,969)

PREDECESSOR
Net book value — December 31, 2007	123	389,384	3,607	7,724	400,838

Net book value — December 31, 2008	111	290,622	3,132	2,598	296,463

Net book value — October 13, 2009	—	177,085	3,419	5,309	185,813

SUCCESSOR
Net book value — December 31, 2009	$—	$248,053	$—	$5,062	$253,115

*	“Depreciation and amortization expenses” in the Consolidated Statements of Operations for the period from October 14, 2009 to December 31, 2009 includes an amount of approximately $1,300, which represents the amortization of Backlog assets.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

On June 11, 2008, the Company sold the Arius to an unrelated party for net proceeds of approximately $21,400. The gain on the sale of the vessel amounted to approximately $8,600. The Company paid 1% of the purchase price as sales commission to Magnus Carriers Corporation (“Magnus Carriers”), a related company. The Company also paid a 1% commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to note 21).

On April 30, 2008 and June 2, 2008, the Company sold both the MSC Oslo and its sister ship, the Energy 1, to an unrelated party for net proceeds totalling approximately $19,700 and $18,500, respectively. The gain on the sale of the MSC Oslo amounted to approximately $2,900 and the gain on the sale of the Energy 1 amounted to approximately $2,100. The Company paid 1% of the purchase price as sales commission to Magnus Carriers (refer to note 21). On June 10, 2009, the Company sold the Ocean Hope to an unrelated party for net proceeds of approximately $2,300. The loss on the sale of the vessel amounted to approximately $5,600. The Company paid 4% of the purchase price as sales commission to Braemar Seascope Limited, an unrelated company. The Company also paid a 1% commission to a brokerage firm, of which one of the former Company’s directors is a shareholder (refer to note 21).

The results of the above sold vessels until the date of their delivery to their new owners, have been reported as discontinued operations in the accompanying statements of operations and cash flows (see note 22). On October 13, 2009, Grandunion (an affiliate Company) transferred three dry bulk carriers to the Company with a net historical basis of $75,289 (see note 4).

8.	DEFERRED CHARGES

Financing
Costs

Net Book Value at December 31, 2006 (Predecessor)	$4,214
Amortization	(1,308)

Net Book Value at December 31, 2007 (Predecessor)	2,906
Amortization	(850)
Deferred charges written-off	(483)

Net Book Value at December 31, 2008 (Predecessor)	1,573
Amortization	(555)

Net Book Value at October 13, 2009 (Predecessor)	1,018
Change in control — basis adjustment	(1,018)
Additions	8,222
Amortization	(1,391)

Net Book Value at December 31, 2009 (Successor)	$6,831

9.	ACCOUNTS PAYABLE, TRADE

	Successor	Predecessor
	As of	As of
	December 31,	December 31,
	2009	2008
Suppliers	$6,316	$1,368
Agents	261	159
Other creditors	4,471	2,074

	$11,048	$3,601

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

10.	ACCRUED LIABILITIES

	Successor	Predecessor
	As of	As of
	December 31,	December 31,
	2009	2008

Interest	$5,267	$3,366
Claims	4,152	815
Other accrued expenses	7,538	3,595

	$16,957	$7,776

11.	LONG-TERM DEBT

Senior secured credit agreement

Below is a summary of the long-term portion and short-term portion of the debt as at December 31, 2009:

		$37,400
	Facility	Credit
Description	Agreement	Facility	Total

Long-term	$193,430	$29,600	$223,030
Short-term	8,000	6,240	14,240

Total	$201,430	$35,840	$237,270

During the year ended December 31, 2008 total debt amounted to $223,700, which amount relates to the Company’s syndicate of lenders that was reflected as current due to the Company being in breach of its covenants, as discussed further below:

(a)	Facility Agreement

Prior to the recapitalization on October 13, 2009, the Company had entered into a $360,000 fully revolving credit facility in April 2006 with Bank of Scotland and Nordea Bank Finland as lead arrangers and Bank of Scotland as Agent. Upon its execution in 2006, the Company used the fully revolving credit facility to (i) refinance the old $140,000 drawn term loan; (ii) refinance the old revolving acquisition facility, which was drawn to the extent of $43,800 at December 31, 2005 and which was further drawn in February 2006 in the amount of $50,500 to complete the purchase of the Stena Compass; and (iii) to complete the purchase of the Stena Compassion. During 2008 and up to October 13, 2009, the Company was in breach of its covenants under the fully revolving credit facility. The Company then entered into a Fifth Supplemental Agreement, in connection with the temporary relaxation of the interest coverage covenant of the facility, with an increased margin of 1.75% above LIBOR applied until the refinancing on October 13, 2009. Although the Company paid an increased interest margin, rates overall have decreased.

The Company was in breach of the following covenants:

•	An adjusted equity ratio of not less than 35%;

•	An interest coverage ratio (as defined in the facility agreement) of not less than 3.00 to 1.00;

•	The reduction of outstanding borrowings to $200,000 in accordance with the Fifth Supplemental Agreement;

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

•	A working capital balance, including the $221,400 of debt reflected as current, of not less than $0; and

•	The minimum liquidity requirement consisting of free cash and cash equivalents.

Subsequent to the recapitalization on October 13, 2009, the Company’s existing syndicate of lenders entered into a new $221,400 facility agreement, referred to herein as the “Facility Agreement”, by and among the Company and the banks identified therein in order to refinance the Company’s existing revolving credit facility. The current Facility Agreement is payable in 19 quarterly instalments of approximately $2,000 each, and a $163,400 balloon payment due in October 2014. Of the proceeds of the issuance of the 7% Notes (see note 12), $20,000 was applied to reduce the Facility Agreement.

The Company’s obligations under the new Facility Agreement were secured by a first priority security interest, subject to permitted liens, on all vessels in the Company’s fleet and any other vessels the Company subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on the Company’s vessels, all existing and future charters relating to the Company’s vessels, the Company’s ship management agreements and all equity interests in the Company’s subsidiaries. The Company’s obligations under the new Facility Agreement are also guaranteed by all subsidiaries that have an ownership interest in any of the Company’s vessels, excluding the three vessels transferred to the Company as part of the recapitalization.

As explained further below, the new Facility Agreement bears an increased margin of 2.75% above LIBOR up and until the original maturity date, April 6, 2011.

Under the new terms of the Facility Agreement, amounts drawn bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than and 50%;

•	2.75% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is equal to or greater than 27.5% but less than 50%; and

•	3.25% if the Company’s total shareholders’ equity divided by the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, is less than 27.5%.

As a result to the recapitalization, new financial covenants were put in place. Except from working capital and minimum liquidity all other covenants will become effective in a period ranging from 30 to 36 months from the effective date of the Facility Agreement to allow a sufficient period of time for new management to implement its business strategy. The Company was compliant with its debt covenants at December 31, 2009.

The new Facility Agreement requires the Company to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	the Company’s shareholders’ equity as a percentage of the Company’s total assets, adjusting the book value of the Company’s fleet to its market value, must be no less than:

(a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and

(b) 30% from the financial quarter ending September 30, 2013 onwards.

•	maintain, on a consolidated basis on each financial quarter, working capital of not less than zero dollars ($0);

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

•	the minimum liquidity requirement, at five percent of the outstanding loan:

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than;

(a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and

(b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards.

(b)	$37,400 Credit Facility

The Company assumed a $37,400 credit facility in relation to the three vessels transferred to it as part of the recapitalization. The $37,400 credit facility is payable in 20 consecutive quarterly instalments of $1,560 and a $6,200 repayment due in October 2014. Such facility bears margin of 3.5% above LIBOR. Subsequent to its assumption, this facility has been, and continues to be, periodically paid down and drawn upon to minimize the Company’s cost of capital. As of December 31, 2009, the outstanding balance was $35,840. Subsequent to the year end, the facility was repaid in full. The Company pays a 1% commitment fee on the undrawn amount.

The amounts shown as interest and finance expense in the statements of operations are analyzed as follows:

	Successor	Predecessor	Predecessor	Predecessor
	October 14,	January 1,
	2009 to	2009 to	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,
Continuing Operations	2009	2009	2008	2007

Interest expense	$5,416	$9,711	$13,413	$15,080
Amortization of deferred charges	1,391	555	850	1,308
Amortization of the beneficial conversion feature (see note 12)	17,000	—	—	—
Deferred charges written off	—	—	483	—
Other fees	189	662	995	578

	$23,996	$10,928	$15,741	$16,966

The effective interest rate at December 31, 2009 was approximately 5.81% p.a. (2008: 5.76% p.a., 2007: 6.94% p.a.).

As at December 31, 2009, repayments of the long-term debt, are as follows:

Successor
Year Ended December 31, 2009

2010	$14,240
2011	14,240
2012	14,240
2013	14,240
2014 and thereafter	180,310

$237,270

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

12.	7% CONVERTIBLE SENIOR NOTES

In connection with the recapitalization on October 13, 2009, the Company issued $145,000 in aggregate principal amount of 7% senior unsecured convertible notes due 2015. The 7% Notes are convertible into common shares at a conversion price of $9.00 per share, (“Any time” conversion option, subject to adjustment for certain events, including certain distributions by the Company of cash, debt and other assets, spin offs and other events.

The issuance of the 7% Notes was pursuant to the Indenture dated October 13, 2009 between the Company and Marfin Egnatia Bank S.A., and the Note Purchase Agreement, executed by each of Investment Bank of Greece and Focus Maritime Corp. as purchasers. Currently, Investment Bank of Greece retains $100 outstanding principal amount of the 7% Notes and has received warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, with an expiration date of October 13, 2015. These warrants have been fair valued as of October 13, 2009 as such they will be amortized over a period of six years. The warrants are to be marked to market at every reporting date. The remainder of the 7% Notes is owned by Focus Maritime Corp., a company controlled by Michail S. Zolotas the Company’s President and Chief Executive Officer. All of the outstanding 7% Notes owned by Focus Maritime Corp. were pledged to, and their acquisition was financed by, Marfin Egnatia Bank S.A. The proceeds of the 7% Notes were used in part to repay, in an amount of $20,000, a portion of existing indebtedness and the remaining proceeds are expected to be used for general corporate purposes and to fund vessel acquisitions.

The Note Purchase Agreement and the Indenture with respect to the 7% Notes contain certain covenants, including limitations on the incurrence of additional indebtedness, except in connection with approved vessel acquisitions, and limitations on mergers and consolidations. In connection with the issuance of the 7% Notes, the Company entered into a Registration Rights Agreement providing the holders of the 7% Notes with certain demand and other registration rights for the common shares underlying the 7% Notes.

In November 2009, Focus Maritime Corp. converted $20,000 of the 7% Notes into approximately 2.2 million new common shares. Accordingly, in the aggregate, $125,000 of the 7% Notes remain outstanding as at December 31, 2009.

The 7% Notes have two embedded conversion options — (1) An “Any time” conversion option and (2) A “Make Whole Fundamental Change” conversion option, which gives the holder 10% more shares upon conversion, in certain circumstances.

(1) The “Any time” conversion option does meet the definition of a derivative ASC 815 however, this embedded conversion option meets the ASC 815-10-15 scope exception, as it is both (1) indexed to its own stock and (2) would be classified in stockholder’s equity, if freestanding. As a result, this conversion option will not be bifurcated and separately accounted for (2) The “Make Whole Fundamental Change” conversion option meets the definition of a derivative under ASC 815. However, this embedded conversion option does not meet the ASC 815-10-15 scope exception, since this conversion option cannot be considered indexed to its own stock. As a result, the conversion option has been bifurcated from the host contract, the 7% Notes, and separately accounted for. The conversion option was valued at $34.

The Company’s market price on the date of issuance was $15.24 and the stated conversion price is $9.00. Since the “Any time” conversion option has not been bifurcated, the Company recorded a beneficial conversion feature (BCF), totalling $100,536, as a contra liability (discount) that will be amortized into the income statement (via interest charge) over the life of the 7% Notes. For the period from October 14, 2009 to December 31, 2009, $17,000 of interest was expensed in the statement of operations.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

The amount regarding the 7% Notes presented in the Consolidated Balance Sheet is analysed as follows:

Successor
December 31,
2009

7% Convertible Senior Notes — initially issued	$(145,000)
Partial conversion of the convertible senior notes	20,000

7% Convertible Senior Notes — outstanding	(125,000)
Beneficial conversion feature	100,536
Amortization of the beneficial conversion feature	(17,000)
Make whole fundamental change	34

7% Convertible Senior Notes	$(41,430)

13.	BACK LOG ASSET/DEFERRED CHARTER REVENUE

December 31, 2006 (Predecessor)	$17,041
Amortization	(6,010)

December 31, 2007 (Predecessor)	11,031
Amortization	(8,115)

December 31, 2008 (Predecessor)	2,916
Amortization	(1,694)

October 13, 2009 (Predecessor)	1,222
Change in control — basis adjustment*	6,298
Amortization	(1,992)

December 31, 2009 (Successor)	5,528

Short-term	5,528
Long-term	—

$5,528

*	On the date of recapitalization the remaining balance of deferred charter revenue of $1,222 was written off (see note 4).

14.	SHARE-BASED COMPENSATION

Equity Incentive Plan

The Company’s 2005 Equity Incentive Plan (the “Plan”) is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the Company depends, with incentives to: (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.

On May 29, 2009, the Company amended the Plan to: (a) increase the number of common shares reserved for issuance to 83,334 in order for the Company to best compensate its officers, directors and employees, (b) ensure that no incentive share options shall be granted under the Plan from and following May 29, 2009.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

On December 22, 2009, the Company’s new management further amended the Plan to increase the number of common shares reserved for issuance to 583,334 in order for the Company to best compensate its officers, directors and other employees.

In addition, the Company may grant restricted common shares and share options to third parties and to employees outside the auspices of the Plan.

Restricted Common Shares

The Company measures share-based compensation cost at grant date, based on the estimated fair value of the restricted common share awards, which is determined by the closing price of the Company’s common shares on the NASDAQ on the grant date and recognizes the cost as expense on a straight-line basis over the requisite service period.

During the periods October 14 to December 31, 2009 (Successor), January 1 to October 13, 2009 (Predecessor), and the years ended December 31, 2008 (Predecessor), and 2007 (Predecessor) the Company recognized compensation cost related to the Company’s restricted shares of $3,552, $680, $1,040, and $1,232, respectively.

A summary of the activity for restricted share awards during the periods October 14 to December 31, 2009, January 1 to October 13, 2009 and the years ended of December 31, 2008 and 2007 is as follows:

			Weighted
		Weighted	Average
		Average	Vesting
	Number of	Fair	Period
	Shares	Values	(Years)

Outstanding and non-vested shares, at January 1, 2007 (Predecessor)	—	$—	—
Granted(1)	16,668	$103.68	0.8
Vested	(8,334)	$103.68	—

Outstanding and non-vested shares, as of December 31, 2007 (Predecessor)	8,334	$103.68	0.8
Granted(2)	28,751	$38.91	1.2
Vested	(17,085)	$70.05	—

Outstanding and non-vested shares, as of December 31, 2008 (Predecessor)	20,000	$39.30	1.6
Granted(3)	7,293	$15.24	0.0
Vested	(27,293)	$32.87	—

Outstanding and non-vested shares, as of October 13, 2009 (Predecessor)	—	—	0.0
Granted(4)	390,001	$15.13	0.8
Vested	(208,334)	$15.24	—

Outstanding and non-vested shares, as of December 31, 2009 (Successor)	181,667	$15.01	1.8

(1)	8,334 shares had immediate vesting and 8,334 shares were vested in April 2008.

(2)	18,750 shares vest over a three-year period, 8,334 shares had immediate vesting and 1,667 shares vests over a two-year period. Vesting for these shares was accelerated on the date of recapitalization.

(3)	Vested on the date of the recapitalization.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

(4)	208,334 shares had immediate vesting, 166,667 have a two-year vesting schedule (at January 1, 2011, and 2012), while 15,000 vest in three years (at January 1, 2011, 2012, and 2013).

Compensation cost of $2,348, related to non-vested shares will be primarily recognized over the next two years.

Share options

The summary of share option awards is summarized as follows (in thousands except per share data):

Weighted
		Weighted	Weighted	Average
		Average	Average	Vesting
	Number of	Exercise	Fair	Period
	Options	Price	Value	(Years)

Outstanding, at January 1, 2008 (Predecessor)	—	—	—	—
Granted(1)	25,000	$104.00	$6.20	3.0
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of December 31, 2008 (Predecessor)	25,000	$104.00	$6.20	3.0
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of October 13, 2009 (Predecessor)	25,000	$104.00	$6.20	0.0
Granted(2)	250,000	$19.80	$6.25	3.0
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding, as of December 31, 2009 (Successor)	275,000	$27.45	$6.24	3.0

Exercisable at December 31, 2009	45,834	$65.76	$6.24	—

(1)	In 2008, the Company granted to 25,000 share options to purchase common shares subject to a vesting period of three annual equal installments. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (up to 10 years). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 5% and an expected volatility of 43%. For the first two vesting dates, the risk-free interest rate was 3.8% and the fair value per share option amounted to $6.60 with an expected life of 6 years. For the third vesting date, the risk-free interest rate was 4.6% with an expected life of 10 years, while the fair value per share option amounted to $5.40. No share options were granted during the year ended December 31, 2007. On October 13, 2009, all these shares were vested due to the recapitalization.

(2)	In 2009, the Company granted 250,000 share options to purchase common shares, which vest equally over 36 months and are subject to accelerated vesting upon certain circumstances. The fair value of these share option awards has been calculated based on the Binomial lattice model method. The Company used this model given that the options granted are exercisable at a specified time after vesting period (through five

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

years from October 13, 2009). The assumptions utilized in the Binomial lattice valuation model for the share option included a dividend yield of 0% and an expected volatility of 90%. The risk-free interest rate was 2.3% and the weighted average fair value per share option amounted to $6.25.

During the periods October 14 to December 31, 2009 (Successor), January 1 to October 13, 2009 (Predecessor), and the years ended December 31, 2008 (Predecessor), and 2007 (Predecessor), the Company recognized share-based compensation cost of $406, $113, $43, and $0, respectively.

Unrecognized compensation of $1,156 will be recognized in future years to the date of the full vesting of all share options, October 31, 2012.

The weighted average contractual life of the share options outstanding as of December 31, 2009 was 5.1 years.

As of December 31, 2009, the intrinsic value of the Company’s share options was $0 since the share price of the Company’s common shares was less than the exercise price.

15.	COMMON SHARES AND DIVIDENDS

Common Shares

As a result of the issuance of restricted shares during the periods October 14 to December 31, 2009, January 1 to October 13, 2009, and the years ended December 31, 2008, and 2007, the Company’s share capital was increased (amounts in thousand shares) by 390, 7, 29, and 17, respectively. As a result of the recapitalization, and the partial conversion of the 7% notes, during the period October 14 to December 31, 2009 the Company’s share capital was also increased by 1,582 thousand shares and 2,223 thousand shares, respectively.

Dividends

(a) During the year ended December 31, 2009, the Company paid no dividends.

(b) During the year ended December 31, 2008, the Company paid dividends of $1.2 per share (approximately $2,900) to existing shareholders.

(c) During the year ended December 31, 2007, the Company paid dividends of $7.56 per share (approximately $1,800) to existing shareholders.

16.	SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Wet Operations and Dry Operations. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Wet business consists of tankers transporting several different refined petroleum products simultaneously in segregated, coated cargo tanks, while the Dry operations consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	October 14,	January 1,	October 14,	January 1,	October 14,	January 1,
	to	to	to	to	to	to
	December 31,	October 13,	December 31,	October 13,	December 31,	October 13,
	2009	2009	2009	2009	2009	2009
Operating revenue	$9,201	$33,564	$4,895	$—	$14,096	$33,564
Commissions	(292)	(769)	(115)	—	(407)	(769)
Voyage expenses	(4,548)	(8,574)	(86)	—	(4,634)	(8,574)
Vessel operating expenses	(4,694)	(22,681)	(1,836)	—	(6,530)	(22,681)
General & administrative expenses	(1,766)	(4,553)	(540)	—	(2,306)	(4,553)
Management fees	(194)	(900)	(121)	—	(315)	(900)
Other income, net	—	40	—	—	—	40

Net operating (loss)/income before depreciation and amortisation	(2,293)	(3,873)	2,197	—	(96)	(3,873)
Depreciation and amortization expenses	(2,989)	(11,813)	(1,855)	—	(4,844)	(11,813)
Impairment loss	—	(68,042)	—	—	—	(68,042)

Net operating (loss)/income	(5,282)	(83,728)	342	—	(4,940)	(83,728)

Transaction costs	(6,702)	(3,442)	(2,234)	—	(8,936)	(3,442)
Compensation costs	(587)	(371)	(196)		(783)	(371)
Interest and finance expenses, net	(18,372)	(10,928)	(5,624)	—	(23,996)	(10,928)
Interest income	177	9	59	—	236	9
Change in fair value of derivatives	1,537	3,012	1,017	—	2,554	3,012

Net loss from continuing operations	$(29,229)	$(95,448)	$(6,636)	$—	$(35,865)	$(95,448)

Total Assets	$323,056		$76,229		$399,285

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

	Predecessor	Predecessor
	Wet	Dry	Total
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2008	2008

Operating revenue	$56,519	$—	$56,519
Commissions	(689)	—	(689)
Voyage expenses	(6,323)	—	(6,323)
Vessel operating expenses	(19,798)	—	(19,798)
General & administrative expenses	(6,733)	—	(6,733)
Management fees	(1,404)	—	(1,404)
Other income, net	2	—	2

Net operating income before depreciation and amortisation	21,574		21,574
Depreciation and amortization expenses	(15,040)	—	(15,040)

Net operating income	6,534	—	6,534

Compensation costs	(1,083)		(1,083)
Interest and finance expenses, net	(15,741)	—	(15,741)
Interest income	232	—	232
Change in fair value of derivatives	(6,515)	—	(6,515)

Net loss from continuing operations	$(16,573)	$—	$(16,573)

Total Assets	$317,777	$—	$317,777

	Predecessor	Predecessor
	Wet	Dry	Total
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2007	2007

Operating revenue	$55,774	$—	$55,774
Commissions	(551)	—	(551)
Voyage expenses Vessel operating expenses	(2,713)	—	(2,713)
Vessel operating expenses	(17,489)	—	(17,489)
General & administrative expenses	(4,046)	—	(4,046)
Management fees	(1,243)	—	(1,243)
Other expenses, net	(11)	—	(11)
Net operating income before depreciation and amortization	29,721		29,721
Depreciation and amortization expenses	(14,029)	—	(14,029)

Net operating income	15,692	—	15,692

Compensation costs	(1,232)		(1,232)
Interest and finance expenses, net	(16,966)	—	(16,966)
Interest income	630	—	630
Change in fair value of derivatives	(4,060)	—	(4,060)

Net loss from continuing operations	$(5,936)	$—	$(5,936)

Total Assets	$425,491	$—	$425,491

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

Operating Revenue by Charterers

The Company reports financial information and evaluates its revenues by total charter revenues. Although revenue can be identified for different types of charters, management does not identify expenses, profitability or other financial information for different charters.

During the period January 1 to October 13, 2009, the Company received 65% of its income from continuing operations from three charterers (32%, 17%, and 16%, respectively).

During the period October 14 to December 31, 2009, the Company received 55% of its income from continuing operations from three charterers (22%, 21%, and 12%, respectively).

During the year ended December 31, 2008, the Company received 65% of its income from continuing operations from three charterers (35%, 19% and 11%, respectively).

During the year ended December 31, 2007, the Company received 94% of its income from continuing operations from four charterers (36%, 25%, 19% and 14%, respectively).

17.	FINANCIAL INSTRUMENTS

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, the 7% Notes and accounts payable.

Fair Values

The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due from managing agent, due to related parties, derivative financial instruments, 7% Notes and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.

Warrant Derivative Liability

The Company records the warrant derivative liability at fair value, in the consolidated balance sheets under “Derivative financial instruments”, with changes in fair value recorded in “Change in fair value of derivatives” in the consolidated statements of income.

For advisory services provided in connection with the recapitalization, the Company authorized the issuance to a third party, a six-year warrant to purchase 416,667 common shares that resulted in $3,940 of general and administration expense recorded in the statement of operations.

In connection with the issuance of the 7% Notes, the Company issued to the Investment Bank of Greece warrants to purchase up to 416,667 common shares at an exercise price of $24.00 per share, which resulted in $3,940 of debt issuance cost that were recorded as deferred issuance cost.

For the period from October 14, 2009 to December 31, 2009, the total fair value change on warrants amounted to approximately $2,636 ($0 for the period ended January 1, 2009 to October 13, 2009 and $0 for the year ended December 31, 2008).

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 11, “Long-term Debt”.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. The Company is also exposed to credit risk in the event of non-performance by counter-parties to derivative instruments. However, the Company limits this exposure by entering into transactions with counter-parties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

Interest Rate Swaps

Outstanding swap agreements involve both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter-parties and the level of contracts it enters into with any one party. The counter-parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with counter-parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

The Company has entered into various interest rate swap agreements in order to hedge the interest expense arising from the Company’s long-term borrowings detailed in note 11. The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Company agrees with the counter-party to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The details of the Company’s swap agreements are as follows:

Counter-party

						Fair Value
						As of	As of
	Value	Termination	Notional	Fixed	Floating	December 31,	December 31,
Interest Rate Swaps	Date	Date	Amount	Rate	Rate	2009	2008
SMBC Bank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	$(1,475)	$(1,918)
Bank of Ireland	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,484)	(1,925)
HSH Nordbank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,483)	(1,924)
Nordea Bank	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,481)	(1,923)
Bank of Scotland	3/7/2006	4/4/2011	$20,000	5.63%	3-month LIBOR	(1,481)	(1,941)
Nordea Bank*	3/4/2008	4/4/2011	$23,333	4.14%	3-month LIBOR	(1,195)	(1,356)
Bank of Scotland**	3/4/2008	3/4/2011	$46,667	4.285%	3-month LIBOR	(1,249)	(1,464)
Marfin Egnatia Bank***	2/9/2009	2/9/2014	$37,400	4.08%	3-month LIBOR	(1,926)	—

						$(11,774)	$(12,451)

	Fair Value
	As of	As of
	December 31,	December 31,
	2009	2008
Short-term	$(9,687)	$(12,451)
Long-term	(2,087)	—

	$(11,774)	$(12,451)

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

*	Synthetic swap including interest rate cap detailed as follows:

	Value	Termination	Notional
Counter-party	Date	Date	Amount	Cap

Nordea	03/04/08	04/04/11	$23,333	4.14%

**	Synthetic swap including interest rate floor detailed as follows:

	Value	Termination	Notional
Counter-party	Date	Date	Amount	Floor

Bank of Scotland	03/04/08	03/04/11	$23,333	4.285%

***	As part of the contribution from Grandunion on October 13, 2009, the Company assumed a $37,400 interest rate swap by Marfin Egnatia Bank.

The total fair value change of the interest rate swaps indicated above is shown in the consolidated statements of operations. These amounts were a gain of $3,012 and $2,554 for the periods ended January 1, 2009 to October 13, 2009 and October 14, 2009 to December 31, 2009, respectively. For the years ended December 31, 2008 and 2007 the amounts were a loss of $6,515 and $4,060, respectively. The related asset or liability is shown under derivative financial instruments in the balance sheet.

Fair Value Hierarchy

Effective January 1, 2008, the Company adopted fair value measurement. The definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

		Quoted
		Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

December 31, 2008
Assets
Vessel Valuations	$39,500	$—	$39,500	$—
Liabilities
Interest rate swaps	$12,451	$—	$12,451	$—
December 31, 2009
Liabilities
Interest rate swaps	$11,774	$—	$11,774	$—
Warrants	$5,273	$—	$5,273	$—
Make Whole Fundamental Change	$47	$—	$47	$—

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations for which management assumes responsibility for all assumptions and judgments used, compared to the carrying value. Where possible, third party valuations consider a number of factors that include a combination of last completed sales, present market candidates, buyers ideas and sellers ideas of similar vessels and other information they may possess. Based on this, third-party valuations make a professional assessment of what the vessel is worth at a given time assuming the vessels are in good working order and condition in hull and machinery to be expected of vessels of their age, size and type, that the vessel’s class is fully maintained and free from all conditions and in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.

18.	CHANGES IN ASSETS AND LIABILITIES

	Successor	Predecessor
	October 14,	January 1,
	2009 to	2009 to	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,
	2009	2009	2008	2007
(Increase) decrease in :
Trade receivables	$(783)	$(1,480)	$(1,332)	$(259)
Other receivables	89	1,704	(1,256)	(861)
Inventories	(110)	(1,489)	745	(473)
Prepaid expenses	20	(135)	714	(1,343)
Due from managing agent	455	1,759	654	(370)
Due from/to related parties	—	49	(643)	3,089
Increase (decrease) in :
Accounts payable, trade	991	6,546	(4,822)	(3,405)
Accrued liabilities	4,571	2,206	2,479	(1,992)
Deferred income	(1,573)	(1,134)	(484)	344

Changes in Assets and Liabilities	$3,660	$8,026	$(3,945)	$(5,270)

19.	COMMITMENTS AND CONTINGENT LIABILITIES

(i)	Rental agreement

1. The Company has entered into two office rental agreements with a related party, Domina Petridou O.E., a company with common shareholders, (see note 21) each at a monthly rental of €4 plus stamp duties, with duration until November 2015 and September 2016, respectively. One of these agreements has been terminated during 2009. The other rental agreement was terminated in 2010, of which three monthly rentals were committed.

2. The Company has entered into an office rental agreement with a related party, Terra Stabile A.E., a shareholder of which is Michail Zolotas, our Chief Executive Officer and member of our board of directors, (see note 21) at a monthly rental of approximately €6 plus stamp duties, with duration until November 2021.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

The committed rent payments for Terra Stabile A.E. as of December 31, 2009 are:

Successor
Year Ended December 31, 2009

2010	$110
2011	110
2012	110
2013	110
2014 and thereafter	873

TOTAL	$1,313

(ii)	Management agreements

Technical Ship Management Agreements

At December 31, 2009, five vessel-owning subsidiaries of the Company had technical ship management agreements with International Tanker Management Limited (“ITM”) based in Dubai. ITM and the vessel-owning companies of the High Land, the High Rider and the Ostria have entered into annual management agreements with ITM, which are cancellable by either party with two-months notice. The agreed annual management fees were $817, $743 and $480 for 2009, 2008 and 2007, respectively. ITM provided technical ship management for the Newlead Avra (formerly Altius) and the Newlead Fortune (formerly Fortius) at December 31, 2009, but since February and March 2010, respectively, the ships names have changed and technical ship management for such vessels has been provided by Newlead Shipping S.A., a related party with common shareholders. The Chinook has a technical ship management agreement with Ernst Jacob Ship Management GmbH (“Ernst Jacob”). The agreed annual management fee for 2009, 2008 and 2007 was approximately €150, €142 and €138, respectively. At December 31, 2009, the Australia, and the China and Brazil each had a technical ship management agreement with Stamford Navigation Inc. (“Stamford”) (as to the Australia) and with Newfront Shipping S.A. (“Newfront”) (as to the China and Brazil). The agreed annual management fee for 2009 was $140 for each vessel. These agreements were terminated, and since March 1, 2010, Newlead Bulkers S.A. (“Newlead Bulkers”), a related party with common shareholders, has provided technical ship management for the Australia, China and Brazil. There was no technical ship management agreement with Stamford in 2008 and 2007.

Commercial Ship Management Agreements

Magnus Carriers, a company owned by two of the Company’s former officers and directors, provided the ship-owning companies of the Newlead Avra (formerly Altius), the Newlead Fortune (formerly Fortius), the High Land, the High Rider, the Ostria and the Chinook with non-exclusive commercial management services through commercial management agreements entered into in October 2007. These agreements were cancelled by the Company effective May 1, 2009. See note 21 for the terms of the agreements. At December 31, 2009, the commercial management services for all the Company’s product tankers and dry bulk vessels are provided in-house. These agreements may be terminated by either party with two-months notice.

Contingencies

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. For the year ended December 31, 2009 the Company has provided in respect of all claims an amount equal to approximately $4,100. Other than those

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

listed below, there are no material legal proceedings to which the Company is a party other than routine litigation incidental to the Company’s business:

•	The charterers of the Newlead Avra (formerly Altius) notified the Company in October 2008 of their intention to pursue the following claims and notified the appointment of an arbitrator in relation to them:

a) Damages suffered by sub-charterers of the vessel in respect of remaining on board cargo at New York in September 2007;

b) Damages suffered by sub-charterers of the vessel as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

c) Damages suffered by sub-charterers of the vessel resulting from a grounding at Houston in October 2007.

•	The charterers of the Newlead Fortune (formerly Fortius) notified the Company in October 2008 of their intention to pursue the following claims, and notified the appointment of an arbitrator in relation to them:

a) Damages as a result of a change in management and the consequent dispute regarding oil major approval from October 2007; and

b) Damages resulting from the creation of Hydrogen Sulphide in the vessel’s tanks at two ports in the United States.

All prior years contingencies were resolved in a settlement of approximately $800, which was agreed to in March 2009, with ST Shipping, the charterers of the Arius, against an initial claim of approximately $1,300 arising under the charter party. The settlement amount had been accrued in the consolidated financial statements for the year ended December 31, 2008, and is included in the vessel operating expenses.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1,000,000 per vessel per incident.

20.	TAXATION

The Company is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies’ vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of income.

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of vessels is generally exempt from U.S. tax if the company operating the vessels meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the vessels must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied base d on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

21.	TRANSACTIONS INVOLVING RELATED PARTIES

Management services and commissions

Magnus Carriers Corporation, a related party, is a company that provided commercial management services to certain Company vessel-owning companies at a commission of 1.25% of hires and freights earned by the vessels or fees of $7 per month per vessel where no 1.25% commission was payable. In addition, Magnus Carriers was entitled commission of 1% on the sale or purchase price in connection with a vessel sale or purchase. Until November 2008, Magnus Carriers also provided technical management services for certain vessel-owning companies. These agreements were cancelled by the Company on May 1, 2009.

The Company paid to Magnus Carriers commissions and fees in respect of the commercial, technical management services, as well as commission on the sale of vessels, this amounted to approximately $400 for the period January 1, 2009 to October 13, 2009 and $0 for the period October 14, 2009 to December 31, 2009 (2008: approximately $1,700, 2007: approximately $2,200) (figures include continuing and discontinued operations).

Contributions under management agreements

During the year ended December 31, 2009 the Company received $0 (2008: approximately $1,400, 2007: approximately $6,100) from Magnus Carriers under the ship-management cost-sharing agreements for vessel operating expenses as terminated. The Company also received during the year ended December 31, 2009 an amount of $0 (2008: approximately $600, 2007: approximately $1,400) for special survey and dry-docking amortization (figures include continuing and discontinued operations).

Crewing

Part of the crewing for the Company was undertaken by Magnus Carriers, until May 2008, through a related entity, Poseidon Marine Agency. Manning fees paid in 2009 amounted to $0 (2008: approximately $10, 2007: approximately $100) (figures include continuing and discontinued operations).

Rental of equipment

The vessel owning companies of MSC Oslo and Saronikos Bridge entered into an agreement with Magnus Carriers each for the rent of a deck generator for its vessel. These agreements were terminated in 2008 and the vessel-owning companies purchased the deck generators from Magnus Carriers. Total fees paid to Magnus Carriers in 2009 amounted to $0 (2008: approximately $270, 2007: approximately $220) (figures include continuing and discontinued operations).

SeaBreeze

As part of attaining revenue (commissions) for the Company’s vessels, the Company contracted with a related entity, Sea Breeze Ltd., of which one of the former Company’s directors is a shareholder. Commissions paid in 2009 amounted to approximately $130 (2008: $0, 2007: $0) (figures include continuing and discontinued operations).

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

Newfront — Stamford

The vessels Australia, China and Brazil had technical ship management and commercial management agreements with Stamford (as to the Australia), and Newfront (as to the China and the Brazil). The agreed annual management fee for 2009 is $140 for technical and $24 for commercial management for each vessel.

Total amount paid from October 14, 2009 to December 31, 2009 amounted to $40 for each vessel. These management agreements have a common beneficiary, which is a related party. Since March 1, 2010, Newlead Bunkers, a related party with common shareholders, has provided technical ship management for the Australia, China and Brazil. There was no technical ship management agreement with Stanford or Newfront in 2008 or 2007. See the table listed in Amounts due (to)/ from managing agents.

Terra Stabile A.E.

The Company leases space in Piraeus, Greece from Terra Stabile A.E., a shareholder of which is Michail Zolotas, the Company’s Chief Executive Officer and member of the Company’s Board of Directors. In November 2009, the Company entered into a 12-year lease agreement with the landowner (see note 19). Total rent paid from January 1, 2009 to October 13, 2009 was $0, and from October 14, 2009 to December 31, 2009 was approximately $11.

Domina Petridou O.E.

The Company lease office space in Glyfada, Greece from Domina Petridou O.E., a company of which one of the former Company’s directors is a shareholder. In November 2005, the Company entered into a 10-year lease agreement with the landowner. In October 2007, the Company entered into an additional nine-year lease agreement with the landowner. These agreements have been terminated in 2009 and 2010 respectively (see note 19). Rent paid in 2009 amounted to approximately $140 (2008: approximately $150, 2007: approximately $80).

Amounts paid to other related parties

During the year ended December 31, 2008, the Company paid a commission on the sale of the Arius of approximately $200 to a brokerage firm, of which one of the former Company’s directors is a shareholder.

Amounts due (to)/from managing agent

Amounts due (to)/from managing agent are as follows:

	Successor	Predecessor
	As of	As of
	December 31,	December 31,
	2009	2008

International Tanker Management	$(1,812)	$27
Wilhelmsen Ship Management	8	407
Newfront Shipping S.A.	40	—
Stamford Navigation Inc	(234)	—
Ernst Jacob Ship Management GmbH	(56)	(274)

Total	$(2,054)	$160

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

22.	DISCONTINUED OPERATIONS

From 2005 up to December 31, 2009, the Company owned a number of container vessels, chartering them to its customers (the “Container Market”). During 2008 and the first half of 2009, the Company sold three container vessels and a product tanker to unaffiliated purchasers for approximately $61,900, and during the second half of 2009, the Company had available for sale its remaining two (2) container vessels in its fleet to unaffiliated purchasers, for aggregate consideration of approximately $12,800. The Company determined that the vessels met the requirements of assets held for sale and also the requirements as discontinued operations which are reflected in the Company’s consolidated statements of income for all periods presented.

The following table represents the revenues and net income from discontinued operations:

	Successor	Predecessor
	October 14,	January 1,	Predecessor	Predecessor
	2009 to	2009 to	Year Ended	Year Ended
	December 31,	October 13,	December 31,	December 31,
	2009	2009	2008	2007

Operating Revenues	$1,591	$11,679	$22,777	$37,364
Net loss	$(2,007)	$(30,316)	$(23,255)	$(2,797)

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition, to the financial statements themselves, certain disclosures have been modified to reflect the effects of these reclassifications on those disclosures.

23.	SUBSEQUENT EVENTS

a) On January 1, 2010, the Board of Directors made an annual restricted share grant in an aggregate amount of 6,668 restricted common shares to the independent directors of the Board of Directors. These restricted common shares vest 100% on the first anniversary date of the grant.

b) In January 2010, the Company sold the MSC Seine and the Saronikos Bridge for an aggregate purchase price resulting in gross proceeds to the Company of approximately $12,800, paid in cash. The Saronikos Bridge was delivered to her new owners on January 7, 2010 and the MSC Seine was delivered on January 20, 2010 (See note 2 caption assets held for sale and note 7).

c) In February 2010, the Company signed a Stock Purchase Agreement providing for the purchase of two geared, 80,000 dwt Kamsarmaxes from COSCO Dalian Shipyard Co. Ltd. The vessels are expected to be delivered in the fourth quarter of 2010 and 2011, respectively. The aggregate purchase price of these vessels was approximately $112,700. The charter attached for the first vessel is for a five-year initial term at a net daily rate of approximately $29, with an option to extend for an additional two years. The charter for the second vessel is for a seven-year term at a net daily rate of approximately $27.

Gabriel Petrides, a former Board member and an affiliate of Rocket Marine, one of our principal stockholders, is a principal of the seller of the seller of the two Kamsarmax vessels and is a principal of the purchaser of the Chinook. The vote on Rocket Marine’s shares is controlled by Grandunion pursuant to a voting agreement, and Mr. Petrides left our board in October 2009. Accordingly, even though Rocket Marine is a principal stockholder, neither it nor Mr. Petrides has the ability to influence us. We believe that the negotiations were conducted at arm’s length and that the sale price represents is no less favorable than would have been achieved through arm’s length negotiations with a wholly-unaffiliated third party.

In relation to the above transaction, the Company has also signed a Memorandum of Agreement for the sale of the product tanker Chinook for approximately $8,500.

NEWLEAD HOLDINGS LTD.

Notes to the Consolidated Financial Statements — (Continued)

Once closed, the approximately $112,700 purchase price for the two Kamsarmaxes will be paid by approximately $80,000 of debt financing, cash and cash equivalents as well as the consideration for the sale of the Chinook to be delivered against the purchase price.

d) On February 26, 2009, the Company entered into a five-month time charter beginning February 6, 2010 through July 1, 2010 for the 1992-built, 41,450 dwt product tanker High Land at a net of commission rate of approximately $8 per day.

24.	SUBSEQUENT EVENT — REVERSE SHARE SPLIT

On July 27, 2010, NewLead announced that a 1-for-12 reverse split of its common shares had been approved by the Company’s Board of Directors and by written consent of a majority of shareholders effective upon the opening markets on August 3, 2010. The reverse share split consolidates every 12 common shares into one common share, with par value of $0.01 per share.

As a result of the reverse share split, the number of common shares outstanding has been reduced from 79,373,821 to 6,614,486 shares as of December 31, 2009 and from 28,961,877 to 2,413,490 as of December 31, 2008, which takes into account rounding up of all fractional shares to the nearest whole share. The number of authorized common shares and preferred shares of NewLead were not affected by the reverse split.

The Consolidated Balance Sheets, the Consolidated Statements of Operations (loss per share and weighted average number of shares), the Consolidated Statements of Changes in Shareholders’ Equity and Notes 1, 4, 12, 14, 15 and 17 have all been adjusted retrospectively to reflect the 1:12 reverse share split for all periods presented. The common shares, as well as the conversion and exercise prices, underlying share option plans, convertible notes and warrants have also been adjusted for all periods presented.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Grandunion Inc

We have audited the accompanying combined balance sheets of the Grandunion Vessels Combined Entity (the “Company”), as defined in Note 1 to the combined financial statements as of December 31, 2009 and 2008, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Grandunion Vessels Combined Entity, as defined in Note 1 to the combined financial statements as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the combined financial statements referred to above was conducted for the purpose of forming an opinion on the combined financial statements taken as a whole. The combining information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The combining information has been subjected to the audit procedures applied in the audit of the combined financial statements and, in our opinion, is fairly stated in all material respects in relation to the combined financial statements taken as a whole.

/s/  Grant Thornton SA

Athens, Greece
June 29, 2010

GRANDUNION VESSELS COMBINED ENTITY

COMBINED BALANCE SHEETS
DECEMBER 31, 2009 and 2008

	Note	2009	2008
		(Expressed in U.S. dollars)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$4,058,584	$3,582,934
Accounts receivable		730,607	1,793,847
Other assets		1,542,582	877,442
Due from managing agent	4	6,500	—
Due from related parties	4	4,594,915	10,232,178
Inventories	6	448,447	661,428

Total current assets		11,381,635	17,147,829

NON CURRENT ASSETS:
Vessels and other fixed assets, net	7	185,571,410	198,848,584
Deferred financing costs, net		348,791	604,363
Restricted cash	5	33,562	33,537

Total non current assets		185,953,763	199,486,484

Total assets		$197,335,398	$216,634,313

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	9	$19,500,000	$19,034,373
Accounts payable, trade		6,566,360	13,978,919
Due to managing agent — related party	4	3,946,154	3,523,621
Due to related parties	4	16,404,769	3,813,922
Deferred income		846,551	92,213
Accrued liabilities		1,956,262	2,212,023

Total current liabilities		$49,220,096	$42,655,071

NON CURRENT LIABILITIES
Long-term debt, net of current portion	9	$111,685,170	$123,815,765

Total non current liabilities		111,685,170	123,815,765

Total liabilities		$160,905,266	$166,470,836

SHAREHOLDERS’ EQUITY
Common stock, no par value 2,500 shares authorized, issued and outstanding at December 31, 2009 (2008: no par value 2,500 shares authorized, issued and outstanding)	10	—	—
Common stock, US$1 par value 1,000 shares authorized, issued and outstanding at December 31, 2009 (2008: US$1 par value 1,000 shares authorized,issued and outstanding)	10	1,000	1,000
Common stock, US$0.6472 par value 50,000 shares authorized issued and outstanding at December 31, 2009 (2008: US$0.6472 par value 50,000 shares authorized, issued and outstanding)	10	32,362	32,362
Additional paid-in capital	10	76,395,946	76,395,946
Accumulated deficit		(39,999,176)	(26,265,831)

Total shareholders’ equity		36,430,132	50,163,477

Total liabilities and shareholders’ equity		$197,335,398	$216,634,313

The accompanying notes are an integral part of these financial statements.

GRANDUNION VESSELS COMBINED ENTITY

COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		Year Ended	Year Ended
	Note	December 31, 2009	December 31, 2008
		(Expressed in U.S. dollars)

REVENUES:
Voyage and time charter revenue		$34,755,631	$41,261,155
EXPENSES:
Voyage expenses		(2,110,770)	(2,539,113)
Vessel operating expenses		(12,719,500)	(11,254,250)
Depreciation	7	(16,308,153)	(16,607,598)
Impairment of vessels		—	(28,200,000)
Management fees — related party	4	(797,000)	(740,500)
General and administrative expenses		(3,142,313)	(1,821,461)

Total expenses		(35,077,736)	(61,162,922)

Operating Loss		(322,105)	(19,901,767)

OTHER INCOME/(EXPENSE):
Interest expense		(5,032,516)	(6,439,419)
Interest income		20,095	1,102,155
Other income/(expense), net		(2,909)	(338,895)
Loss on loan extinguishment		(395,910)	(71,373)

Total other income/(expense), net		(5,411,240)	(5,747,532)

Net loss		$(5,733,345)	$(25,649,299)

Loss per common share (basic and diluted)	13	$(107.17)	$(479.43)

Weighted average number of shares outstanding (basic and diluted)	13	53,500	53,500

The accompanying notes are an integral part of these financial statements.

GRANDUNION VESSELS COMBINED ENTITY

COMBINED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Common Stock		Common Stock		Additional		Total
	# of		# of		# of		Paid-In	Accumulated	Shareholders’
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Deficit	Equity
	(Expressed in U.S. dollars)

BALANCE, January 1, 2008	1,500	$—	1,000	$1,000	50,000	$32,362	$56,945,946	$(616,532)	$56,362,776
Net loss	—	—	—	$—	—	$—	$—	$(25,649,299)	$(25,649,299)
Issuance of common stock	1,000	$—	—	$—	—	$—	$19,450,000	$—	$19,450,000

BALANCE, December 31, 2008	2,500	$—	1,000	$1,000	50,000	$32,362	$76,395,946	$(26,265,831)	$50,163,477
Net loss	—	—	—	$—	—	$—	$—	$(5,733,345)	$(5,733,345)
Dividends	—	—	—	$—	—	$—	$—	$(8,000,000)	$(8,000,000)

BALANCE, December 31, 2009	2,500	$—	1,000	$1,000	50,000	$32,362	$76,395,946	$(39,999,176)	$36,430,132

The accompanying notes are an integral part of these financial statements.

GRANDUNION VESSELS COMBINED ENTITY

COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008
	(Expressed in U.S. dollars)

Cash flows from operating activities:
Net loss	$(5,733,345)	$(25,649,299)
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation	16,308,153	16,607,598
Impairment of vessels	—	28,200,000
Loss on loan extinguishment	170,635	71,373
Amortization of deferred financing costs	84,936	98,027
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, trade	1,063,240	(547,415)
Increase in other assets	(665,140)	(26,156)
Decrease in managing agent receivable	—	—
Decrease (increase) in related parties receivable	5,630,762	(3,116,439)
Decrease (increase) in inventories	212,981	(354,069)
(Decrease)/increase in accounts payable	(7,412,559)	12,024,240
Increase/(decrease) in other liabilities	498,578	(583,900)
Increase in managing agent payable — related party	422,533	3,466,920
Increase/(decrease) in related parties payable	12,590,847	(78,449)
Decrease in restricted cash	(24)	(246)

Net cash provided by operating activities	23,171,597	30,112,185

Cash flows from investing activities:
Vessel acquisitions and additions	—	(94,650,142)
Other fixed asset additions	(1,232,285)	(20,248)
Drydocking/special survey additions	(1,798,694)	(15,302,387)

Net cash used in investing activities	(3,030,979)	(109,972,777)

Cash flows from financing activities:
Proceeds from long-term debt	13,088,170	89,151,000
Repayments of long-term debt	(24,753,138)	(29,035,613)
Proceeds from the issuance of common stock	—	19,450,000
Financing costs	—	(435,815)
Dividends paid	(8,000,000)	—

Net cash (used in)/provided by financing activities	(19,664,968)	79,129,572

Net increase/(decrease) in cash and cash equivalents	475,650	(731,020)
Cash and cash equivalents at beginning of year	3,582,934	4,313,954

Cash and cash equivalents at end of year	$4,058,584	$3,582,934

Supplemental cash flow information
Cash paid during the year for interest	$5,152,758	$5,675,053

The accompanying notes are an integral part of these financial statements.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements
December 31, 2009 and 2008
(Expressed in U.S. Dollars)

1.	Nature of Operations and Basis of Preparation

On April 6, 2010, Grandunion Inc sold all of its wholly owned shares in the following entities to Newlead Holdings Ltd:

•	Grand Victoria Pte. Ltd

•	Grand Oceanos Inc

•	Grand Rodosi Inc

•	Grand Venetico Inc

•	Challenger Enterprises Ltd

•	Crusader Enterprises Ltd

•	Newlead Shipping S.A.

These entities are collectively referred to as the “Grandunion Vessels Combined Entity,” or the “Company” in the accompanying combined financial statements.

The Company conducts its operations through the vessels listed below whose principal activity is the ownership and operation of product tankers and dry bulk vessels that transport a variety of refined petroleum products and a wide array of unpackaged cargo world-wide. Newlead Shipping S.A provides with technical and commercial management, necessary for a fully integrated maritime company.

The combined financial statements include the combined results of the following six vessel owning entities and Newlead Shipping S.A., all of which are subsidiaries of Grandunion Inc.

						Acquisition by
	Country of		LWT/	DWT/	Year	Grandunion
Company Name	Incorporation	Vessel name	MT	MT	Built	Inc

Grand Oceanos Inc	Liberia	Grand Ocean	18,464	149,498	1990	November 2006
Grand Venetico Inc	Marshall Islands	Grand Venetico	20,820	134,982	1990	January 2006
Grand Rodosi Inc	Liberia	Grand Rodosi	10,244	68,788	1990	December 2004
Challenger Enterprises Ltd	Liberia	Hiona	8,637	37,337	2003	April 2008
Crusader Enterprises Ltd	Liberia	Hiotissa	8,644	37,330	2004	April 2008
Grand Victoria Pte. Ltd	Singapore	Grand Victoria	10,629	75,966	2002	April 2007

Historically, financial statements have not been prepared for the Company as a discrete stand-alone entity during the periods covered by the accompanying combined financial statements. The accompanying combined financial statements have been derived from the historical accounting records of each of the entities listed above and Grandunion Inc. The accompanying combined financial statements reflect the assets, liabilities, revenue and expenses directly attributable to the Company, as well as allocations deemed reasonable by management, to present the combined financial position, results of operations, changes in shareholders’ equity and cash flows of the Company on a stand-alone basis. The allocation methodologies have been described within the notes to the combined financial statements where appropriate, and management considers the allocations to be reasonable. The financial information included herein may not necessarily reflect the combined financial position, result of operations, changes in shareholders’ equity and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

2.	Significant Accounting Policies:

(a) Basis of Combination:  The accompanying combined financial statements include the accounts of the seven entities referred to in Note 1. All intercompany accounts and transactions have been eliminated on combination.

(b) Use of Estimates:  The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(c) Concentration of Credit Risk:  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable and advances to suppliers. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk.

The Company’s customers are located in Marshall Islands, Europe and Asia. The Company extends credit to its customers and historically has not experienced significant losses relating to receivables from individual customers or groups of customers. The Company’s top three customers compromised 97% and 95% of its revenue during 2009 and 2008, respectively.

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counter-parties. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

(d) Foreign Currency Translation:  The functional currency of the Company is the U.S. Dollar since the Company’s vessel operates in international shipping markets, and therefore primarily transacts business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in “other income/(expense), net” in the accompanying statements of operations.

(e) Cash and cash equivalents:  The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) Accounts receivable, trade:  The amount shown as accounts receivable, at each balance sheet date, includes receivables from charterers for hire and freight. Credit is extended based on evaluation of a customers’ financial condition and generally, collateral is not required. At each balance sheet date, all

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Should future uncollectible amounts not reflect the current estimates, the Company would charge off the uncollectible accounts against the provision of doubtful accounts. Accounts receivable are considered past due after 60 days.

(g) Inventories:  Inventories mainly consist of lubricants and bunkers, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(h) Vessels and Other Fixed Assets, net:  When the Company enters into an acquisition, it determines whether the acquisition is a purchase of an asset or a business combination, based on the facts and circumstances of the transaction. If it is a purchase of an asset, the vessel is stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage).

Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

The cost of the Company’s vessel is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value which is based on its scrap value. Management estimates the useful life of the Company’s vessel to be 25 years from the vessels initial construction. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

Fixed assets are stated at cost. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of operations.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	5 years
Computer equipment and software:	5 years

(i) Backlog Asset/Deferred Charter Revenue:  Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company typically records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time or bareboat charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as a back log asset; otherwise, the difference is recorded as deferred charter revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the remaining period of the time or bareboat charters acquired.

(j) Impairment of Long-Lived Assets:  The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

Furthermore, in the period a long lived asset meets the “held for sale” criteria, a loss is recognized for any initial adjustment of the long lived asset’s carrying amount to fair value less cost to sell.

As of December 31, 2008 and 2009, the Company concluded that events and circumstances had changed that may indicate the existence of potential impairment of its long-lived assets. As a result, the Company performed an impairment assessment of its long-lived assets. The significant factors and assumptions the Company used in its undiscounted cash flow projections included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenues assumptions were based on a number of factors for the remaining life of the vessel, including: (a) contracted time charter rates up to the end of life of the current contract of each vessel, (b) historical average time charter rates, (c) current market conditions and, the respective vessel’s ages as well as considerations such as scheduled and unscheduled off-hire revenues based on historical experience. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience of the shipping industry.

The Company’s assessment included its evaluation of the estimated fair market values for each vessel obtained by third-party valuations, for which management assumes responsibility for all assumptions and judgments, compared to the carrying value. The significant factors the Company used in deriving the carrying value included: net book value of the vessels, unamortized special survey and dry-docking cost and deferred revenue. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels, which could require the Company to record a material impairment charge in future periods. During the year ended December 31, 2008, the Company recorded an impairment charge of $28,200,000 as a result of the assessment described above. No impairment loss was recorded during 2009.

(k) Accounting for Dry-Docking and Special Survey Costs:  The Company follows the deferral method of accounting for dry-docking costs and special survey whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking or special survey is scheduled to become due, usually two and a half and five years respectively. Such costs are recorded within “Vessels and other fixed assets, net” on the accompanying combined balance sheets. Unamortized dry-docking costs and special survey of a vessel that is sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

(l) Financing Costs:  Fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining loans or refinancing existing ones are recorded as deferred financing costs in the accompanying combined balance sheet. Such fees are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are written-off as loss on debt extinguishment in the period the repayment or extinguishment is made.

(m) Accounting for Revenues and Related Expenses:  The Company generates its revenues from charterers for the charter hire of its vessel. The vessel is chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of the vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned rateably over the duration of the period of each voyage or time charter.

A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned rateably over the duration of the period of each voyage charter.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

Deferred income includes cash received prior to the balance sheet date and is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses, net of gains or losses from the sales of bunkers to time charterers, that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

Profit sharing represents the Company’s portion on the excess of the actual net daily charter rate earned by the Company’s charterers from the employment of the Company’s vessels over a predetermined base charter rate, as agreed between the Company and its charterers; such profit sharing is recognized in revenue when mutually settled.

(n) Voyage Expenses:  Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions.

(o) Vessel Operating Expenses:  Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, storage, and lubricants and other miscellaneous expenses.

(p) Pension and Retirement Benefit Obligations-Crew:  The crew on board the Company’s vessels serve in such capacity under short-term contracts (usually up to seven months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

(q) Repairs and Maintenance:  Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of the vessel.

(r) Provisions:  The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. For further details, see note 11 “Commitments and Contingencies”.

(s) Interest Expense:  Interest costs are expensed as incurred and include interest on loans and amortization of deferred financing costs.

(t) Financial Instruments:  Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities short-term and long-term debt. The particular recognition methods applicable to each class of financial instruments are disclosed in the applicable significant policy description of each item, or included below as applicable.

(u) Financial risk management:  The Company’s activities expose it to a variety of financial risks including fluctuations in future time charter hire rates and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by senior management. Guidelines are established for overall risk management, as well as specific areas of operations.

(v) Credit risk:  The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Cash transactions are limited to high quality credit financial institutions.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

(w) Interest rate risk:  The Company has long term loans which incur interest at LIBOR plus a margin. The Company does not use any financial derivative instruments to mitigate its risk against fluctuations in interest rates.

(x) Liquidity risk:  Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

The Company’s combined financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2009 the Company had a working capital deficit of $37.8 million and $131.2 million of outstanding indebtedness. As of December 31, 2009, the Company had no additional borrowing capacity under its credit facilities.

The Company intends to meet its working capital needs and satisfy the balance of its existing debt obligations from funding provided by Newlead Holdings Ltd as a result of the Purchase and Sale Agreement described in Note 1, through capital contributions from stockholders and other sources of financing. Furthermore, as a result of the amendments and refinances to the credit facilities described in Note 9, Grandunion Inc serves as the guarantor under the Grand Rodosi Inc credit facility and Newlead Holdings Ltd serves as the guarantor under the remaining ship owning companies’ credit facilities.

(y) Foreign exchange risk:  Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations. The Company does not use any financial derivative instruments to mitigate its risk against fluctuations in foreign exchange rates.

(z) Loss per Share:  Basic loss per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended December 31, 2009 and 2008.

(aa)	Recent Accounting Pronouncements:

Fair Value

As further described in Note 8, the Company adopted new guidance that defines fair value and establishes a framework for measuring fair value during 2009 for its nonfinancial assets and liabilities. The adoption of this guidance did not have a material effect on its condensed combined financial statements.

Accounting for Business Combinations

The Company adopted new U.S. GAAP guidance related to business combinations during 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its combined financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Determination of the Useful Life of Intangible Assets

The Company adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal year 2009. The adoption of this guidance did not have a significant impact on the Company’s combined financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP. The application of this new guidance did not have a significant impact on the Company’s combined financial statements.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2011, with earlier adoption prohibited. The Company does not expect the impact of this guidance to be material to its combined financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. This new guidance will be effective for the Company beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. The Company does not expect the impact of this new guidance to be material to its combined financial statements.

FASB Accounting Standards Codification

In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s combined financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.

Measuring Liabilities at Fair Value

In August 2009, new guidance concerning measuring liabilities at fair value was released. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on the Company’s combined financial statements.

Subsequent Events

In May 2009, additional guidance related to subsequent events was issued (formerly SFAS No. 165, “Subsequent Events”). This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for fiscal years and interim periods ending after June 15, 2009 and is applied prospectively. In accordance with this pronouncement, the Company evaluated events and transactions after the close of its combined balance sheet on December 31, 2009 through June 29, 2010 for potential recognition or disclosure in the Company’s combined financial statements. The adoption of this guidance during the year ended December 31, 2009 did not have a material impact on the Company’s combined financial statements.

3.	Acquisitions:

Grand Ocean/Hiona/Hiotissa:  These vessels were acquired from unrelated parties in November 2006 (Grand Ocean) and April 2008 (Hiona-Hiotissa) for cash consideration of $133,500,000 in the aggregate. The acquisitions of these vessels were recorded at cost and accounted for as asset purchases as the vessels did not meet the definition of a business combination.

In connection with the Company’s acquisition of Grand Ocean, the Company identified deferred charter revenue amounting to $3,159,450 which represents the difference between the current fair value of a charter with similar characteristics and the net present value of future contractual cash flows from the time charter contract assumed. The deferred charter revenue assumed in connection with this acquisition was fully amortized as of December 31, 2008.

Grand Venetico/Grand Rodosi:  Grand Venetico and Grand Rodosi were acquired in January 2006 and December 2004, respectively from entities controlled by the majority shareholders of Grandunion Inc. The Company accounted for the Grand Venetico and Grand Rodosi acquisitions as a business combination and recorded the assets acquired and liabilities assumed at historical cost. In connection with the Company’s acquisition of Grand Venetico and Grand Rodosi, the Company identified deferred charter revenue amounting to $2,025,117 and $685,143 respectively. The deferred charter revenue assumed in connection with these acquisitions was fully amortized as of December 31, 2008.

Grand Victoria:  This vessel was acquired in April 2007 from a company owned by a shareholder of Grandunion Inc. The Company accounted for the acquisition as a business combination and recorded the assets acquired and liabilities assumed at fair value as the shareholder was not a controlling shareholder in Grandunion Inc. In connection with the Company’s acquisition of Grand Victoria, the Company identified deferred charter revenue amounting to $1,584,298 which was fully amortized as of December 31, 2008.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

4.	Transactions with Related Parties:

Management services

Newfront Shipping S.A. is owned by Michail Zolotas, CEO of Grandunion and Nick Fistes, President of Grandunion. During the years ended December 31, 2009 and 2008, the Company incurred management fees of $797,000 and $556,000, respectively for services provided by Newfront Shipping S.A for technical operation and commercial management under the management services agreement.

Stamford Navigation Inc is wholly owned by Michail Zolotas, CEO of Grandunion. During the years ended December 31, 2009 and 2008, Stamford Navigation Inc charged the Company $0 and $184,500, respectively, for technical operation and commercial management services.

Professional and operating services

Overseas Services SA and Overseas Shipmanagement SA, entities affiliated with the CFO of Grandunion, rendered professional services and vessel operating services to the Company. During the years ended December 31, 2009 and 2008, Overseas Services SA charged the Company $101,951 and $331,396, respectively, for professional services rendered. During the years ended December 31, 2009 and 2008, Overseas Shipmanagement SA charged the Company $99,379 and $168,945 for operating services rendered.

Office rental

The Company leases office space in Piraeus, Greece from Terra Stabile A.E., an entity in which Michail Zolotas, the Company’s Chief Executive Officer has an ownership interest and serves as a member of the Board of Directors. Total rent expense incurred by the Company during the years ended December 31, 2009 and 2008 under this operating lease was approximately $73,000 and $28,000. Refer to Note 11 for additional information.

Fixed assets purchases

During 2009, Newlead Shipping SA acquired fixed assets comprising of furniture and computer equipment from Overseas Shipmanagement SA, Stamford Navigation Inc and Terra Stabile SA for a purchase price of $81,393, $291,172 and $743,004, respectively.

Other related party transactions

Grand Bulkers Inc, Drybulkunion Inc, Hian Tankers Inc, are wholly owned subsidiaries of Grandunion Inc and balances presented in the financial statements represent cash transfers to and from these entities. Grandunion holds an interest in Tankunion Inc that gives it significant influence over Tankunion Inc and its wholly owned subsidiaries: Watford Maritime PTE Ltd, Ursula Maritime PTE Ltd, Hull YX006, Hull YX009, Hull YX010 and Hull YX011. Balances due from and to these entities represent cash transfers to and from these entities.

In December 2009, each of the six vessel owning entities (Grand Rodosi Inc, Grand Victoria PTE Ltd, Challenger Enterprise Ltd, Crusander Enterprises Ltd, and Grand Venetico Inc) entered into agreements with Grandunion Inc, Newfront Shipping SA, Stamford Navigation Inc, and Newlead Shipping SA for the assignment of receivables between the six vessel owning entities and these related parties for the purpose of facilitating the ultimate settlement of the relevant related party balances.

General & administrative expenses

Grandunion Inc, which is the ultimate holding company of the Company, incurs certain selling, general and administrative costs for the benefit of all of its entities. These costs include accounting and finance,

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

facilities, information technology, legal, human resources, and other corporate related expenses. These costs are equally allocated to each vessel owning entity. Management believes that the allocated costs are reasonable but are not necessarily indicative of expenses that would have resulted if the Company were a stand-alone entity. During the years ended December 31, 2009 and 2008, Grandunion Inc charged the Company $1,144,982 and $1,109,862, respectively, for administrative expenses incurred on its behalf.

The following table details the costs allocated by Grandunion Inc to the Company for the years ended:

	For the Year Ended
	December 31
	2009	2008

Payroll and related costs	$3,105,000	$2,710,000
Professional, legal and audit fees	1,460,000	1,099,200
Office expenses	579,000	513,000
Other (corporate marketing, facilities, office related)	550,000	270,000

Total allocated costs	$5,694,000	$4,592,200

Management believes the above costs allocated by Grandunion Inc do not significantly differ from costs that would have been incurred if the Company was operating as a stand-alone entity.

Amounts due from related parties are comprised of the following balances:

	As of	As of
	December 31,	December 31,
Name of Related Party	2009	2008

Hian Tankers Inc.	$—	$1,463,785
Grandunion Inc.	—	1,373,004
Newlead Bulkers S.A.	2,000	—
Grand Bulkers Inc.	—	5,238,429
Newfront Shipping S.A.	—	67,991
Overseas Services S.A.	—	33,202
Watford Maritime PTE Ltd.	2,144,451	892,444
Yinxing Hull (YX006-009-010-011)	1,706,867	868,218
m.v. THETIS	626	626
m.v. ANTARIOS BREEZE	6,197	6,197
Ursula Maritime PTE Ltd.	734,773	263,890
Terra Stabile S.A.	—	24,392

	$4,594,915	$10,232,178

Amounts due from managing agents are comprised of the following balances:

	As of	As of
	December 31,	December 31,
Name of Managing Agent	2009	2008

Stamford Navigation Inc.	$6,500	$—

	$6,500	$—

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

Amounts payable to managing agents can be analyzed as follows:

	As of	As of
	December 31,	December 31,
Name of Managing Agent	2009	2008

Newfront Shipping S.A.	$2,364,322	$1,255,684
Stamford Navigation Inc.	1,581,832	2,267,937

	$3,946,154	$3,523,621

Amounts payable to related parties can be analyzed as follows:

	As of	As of
	December 31,	December 31,
Name of Related Party	2009	2008

Stamford Navigation Inc.	$883,924	$304,600
GrandUnion Inc.	6,705,632	—
Overseas Shipmanagement S.A.	358,874	106,493
Newfront Shipping S.A.	1,316,364	—
Overseas Services S.A.	129,895	—
Santa Victoria	164,063	164,063
Drybulkunion Inc.	4,483,614	2,890,000
Tankunion Inc.	1,397,734	348,766
Terra Stabile S.A.	964,669	—

	$16,404,769	$3,813,922

5.	Restricted Cash:

The restricted cash balance at December 31, 2009 is $33,562 (2008: $33,537), all of which relates to a minimum cash reserve required to be held under the conditions of one of the Company’s loans.

6.	Inventories:

The amounts shown in the accompanying balance sheet are analyzed as follows:

	As of	As of
	December 31,	December 31,
	2009	2008

Lubricants	$448,447	$443,563
Bunkers	—	217,865

	$448,447	$661,428

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

7.	Vessels and Other Fixed Assets, Net

		Drydocking/	Other Fixed
	Vessels	Special Survey	Assets	Total

Cost
Balance, January 1, 2008	$149,468,782	3,390,878	—	152,859,660
Additions	94,650,142	15,302,387	20,248	109,972,777
Impairment loss	(28,200,000)	—	—	(28,200,000)

Balance, December 31, 2008	215,918,924	18,693,265	20,248	234,632,437
Additions	—	1,798,694	1,232,285	3,030,979

Balance, December 31, 2009	215,918,924	20,491,959	1,252,533	237,663,416

Accumulated Depreciation
Balance, January 1, 2008	(16,737,756)	(2,438,499)	—	(19,176,255)
Depreciation for the year	(14,644,834)	(1,961,174)	(1,590)	(16,607,598)

Balance, December 31, 2008	(31,382,590)	(4,399,673)	(1,590)	(35,783,853)
Depreciation for the year	(11,518,082)	(4,654,270)	(135,801)	(16,308,153)

Balance, December 31, 2009	(42,900,672)	(9,053,943)	(137,391)	(52,092,006)

Net book value — December 31, 2008	$184,536,334	14,293,592	18,658	198,848,584

Net book value — December 31, 2009	$173,018,252	11,438,016	1,115,142	185,571,410

The Company’s vessels have been provided as collateral to secure the bank loans described in Note 9.

The Company’s vessels are insured for US$192,700,000.

The vessels’ next scheduled drydocking/special survey dates are between 2011 and 2014.

8.	Fair Value Measurements

Effective January 1, 2008, the Company adopted Accounting Standards Codification No. 820, “Fair Value Measurements.” Under this standard, methods for measuring fair value are established using a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In determining fair value, the Company uses various valuation approaches. The hierarchy of those valuation approaches is broken down into three levels based on the reliability of inputs as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The valuation under this approach does not entail a significant degree of judgment.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures.

•	Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due from management agent, due to related parties and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.

The Company’s non-financial assets measured at fair value on a non-recurring basis include any assets and liabilities acquired as part of the vessel acquisitions, including backlog assets and deferred charter revenues. The Company’s vessels are measured at fair value on a recurring basis using Level 2 inputs. The Company has no other financial assets or liabilities which are measured at fair value on a recurring basis.

As further described in Note 2, the Company’s valuation of the estimated fair market values for each vessel is determined by third-party valuation firms for which management assumes responsibility for all assumptions and judgments used. Where possible, third party valuations consider a number of factors that include a combination of last completed sales and other market participant data. Based on this, third-party valuations make a professional assessment of what the vessel is worth at a given time assuming the vessels are in good working order and condition in hull and machinery to be expected of vessels of their age, size and type, that the vessel’s class is fully maintained and free from all conditions and in sound seagoing condition, and that the vessel is undamaged, fully equipped, freely transferable and charter free. Such instruments are typically classified within Level 2 of the fair value hierarchy.

9.	Debt:

The Company’s debt at December 31, 2009 and 2008 consists of amounts outstanding under each of the following loan agreements:

	As of	As of
	December 31,	December 31,
	2009	2008

Current portion of long-term debt
Commerzbank	$10,500,000	$2,500,000
Marfin Egnatia Bank	—	4,534,373
Scotia Bank	1,500,000	2,000,000
Piraeus Bank	7,500,000	10,000,000

	$19,500,000	$19,034,373

Non-current portion of long-term debt
Commerzbank	$—	$10,500,000
Marfin Egnatia Bank	13,088,170	7,765,765
Scotia Bank	20,497,000	22,950,000
Piraeus Bank	78,100,000	82,600,000

	$111,685,170	$123,815,765

Total Borrowings	$131,185,170	$142,850,138

On February 26, 2008, Grand Rodosi Inc repaid amounts outstanding under its loan agreement with Laiki Bank from borrowings received under a new loan agreement, dated on November 28, 2007 with Marfin Egnatia Bank, which terminated the previous loan. The Company recorded a loss on loan extinguishment of $71,373 as result of the loan termination with Laiki Bank.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

The following summarizes the key terms under the loan agreements effective during 2008:

•	Grand Venetico Inc has entered into a loan with Commerzbank on April 7, 2006 which bears interest at LIBOR plus 1.35% margin and is repayable in quarterly installments of $625,000. The maturity date of the loan is on September 30, 2010.

•	Grand Rodosi Inc has entered into a loan with Marfin Egnatia Bank on November 28, 2007, which bears interest at LIBOR plus 1.4% margin and is repayable in two semi-annual installments of 1,250,862 and thereafter in quarterly installments of between $1,094,504 and $416,954. The maturity date of the loan is on February 26, 2013.

•	Grand Victoria Pte. Ltd entered into a loan with Scotia Bank on March 14, 2007 which bears interest at LIBOR plus 1% margin and is repayable in semi-annual installments of between $1,250,000 and $750,000. The maturity date of the loan is on April 16, 2017.

•	Grand Oceanos Inc has entered into a loan with Piraeus Bank on November 20, 2006 which bears interest at LIBOR plus 1.4% margin and is repayable in quarterly installments of between $1,000,000 and $662,500. The maturity date of the loan is on November 22, 2012.

•	Challenger Enterprises Ltd. and Crusader Enterprise Ltd has entered into a joint loan with Piraeus Bank on March 19, 2008 which bears interest at LIBOR plus 1.35% margin and is repayable in quarterly installments of between $750,000 and $562,000 by each borrower. The maturity date of the loan is on April 18, 2016.

As of December 31, 2008, the US dollar three month LIBOR was 2.19%.

Loan amendments

On June 29, 2009, Grand Victoria Inc amended its loan agreement with Scotia Bank. After this amendment, the loan bears interest at LIBOR plus 3% margin and was repayable in quarterly installments of $750,000. The Company recorded a loss on loan extinguishment of $317,731 as a result of the loan amendment with Scotia Bank as the amendment represented a substantial modification to the terms of the original agreement.

On February 26, 2009, Grand Ocean Inc amended its loan agreement with Piraeus Bank. After this amendment, the loan bears interest at LIBOR plus 2.25% margin and was repayable in quarterly installments of between $662,500 and $250,000.

On February 26, 2009, Challenger Enterprises Inc and Crusader Enterprises Inc amended their joint loan agreement with Piraeus Bank. After this amendment, the loan bears interest at LIBOR plus 2.25% margin and is still repayable in quarterly installments of between $750,000 and $562,000 by each borrower.

On August 28, 2009, Grand Rodosi Inc repaid amounts outstanding under its loan agreement with Marfin Bank from borrowings received under a new loan agreement with the same bank and terminated the existing loan. The new loan agreement bears interest at LIBOR plus 3.75% margin and was fully repayable on January 1, 2011. The Company recorded a loss on loan extinguishment of $78,179 as a result of the loan amendment with Marfin Bank since the amendment represented a substantial modification to the terms of the original agreement.

As at December 31, 2009, the US dollar three month LIBOR was 0.25%.

Covenants

The Company’s loans as at December 31, 2009 are subject to certain covenants, including the following:

•	Minimum Value Clause to exceed 120% of the total loan amount outstanding at all times,

•	Maximum Ratio Debt to Total Assets 75% (calculated on the consolidated financial statements of the guarantor Grandunion Inc),

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

•	Minimum Liquidity 5% of Total Debt (calculated on the consolidated financial statements of the guarantor Grandunion Inc),

•	Asset cover ratio shall be 1.20:1

•	Net Worth shall not be lesser than $60,000,000, based on annual consolidated financial statements of Grandunion Inc

•	No change of control in the borrower without prior written consent of the lender,

•	No dividends paid out or loans given or guarantees granted during the term of the loan without prior written consent of the lender,

•	No change of management and/or beneficial ownership,

•	The borrowers shall furnish to the lender annual financial statements (audited if available)

The Company was in breach of the following covenant under its loans with Piraeus Bank for Grand Oceanos, Hiona (Challenger Enterprises Ltd) and Hiotissa (Crusader Enterprises Ltd) during the year ended December 31, 2009. The covenant violation was subsequently waived in 2010.

•	Minimum Value Clause to excess 125% of the total loan amount outstanding at all times.

The Company was not in breach of covenants for the vessels Grand Victoria, Grand Venetico and Grand Rodosi, during the year ended December 31, 2009.

Refer to Note 14 for amendments and refinancing agreements to the Company’s loan agreements subsequent to December 31, 2009.

Collaterals-Mortgages

As of December 31, 2009 the loan facility of the vessel Grand Venetico is collateralized by a first priority mortgage over the vessel, as well as assignments of the vessel’s earnings and insurances. Shares of the borrower are pledged on an optional basis. Grandunion Inc serves as the corporate guarantor and Mr. Michael Zolotas serves as Personal Guarantor for this loan facility. In addition, the vessel Grand Venetico serves as a second prefered mortgage for a separate loan facility between Commerzbank and Grandunion Inc

As of December 31, 2009, the loan facility of the vessel Grand Rodosi is collateralized by a first priority mortgage over the vessel, as well as assignments of the vessel’s earnings and insurance claims. Grandunion Inc serves as the corporate guarantor for this loan facility.

As of December 31, 2009, the loan facility of the vessel Grand Victoria is collateralized by a first priority mortgage over the vessel, as well as assignments of the vessel’s earnings and insurances. Shares of the borrower are pledged. Grandunion Inc, Stamford Navigation Inc and Newfront Shipping SA serve as guarantors for this loan facility.

As of December 31, 2009, the joint loan facility of the vessels Hiona (Challenger Enterprises Ltd) and Hiotissa (Crusader Enterprises Ltd) is collateralized by a first priority mortgage over the two vessels, as well as assignments of such vessels’ earnings and insurance claims. The facilities restrict the Company from making dividends or other distributions to the shareholders without the prior consent of the lenders. Grandunion Inc serves as the corporate guarantor for this loan facility.

As of December 31, 2009, the loan facility of the vessel Grand Oceanos is collateralized by a first priority mortgage over the vessel, by a second priority mortgage over the vessels Hiona & Hiotissa, as well as assignments of such vessels’ earnings and insurance. The facilities restrict the Company from making dividends or other distributions to the shareholders without the prior consent of the lenders. Grandunion Inc serves as the corporate guarantor for this loan facility.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

Debt repayments

The principal payments required to be made after December 31, 2009 under the above loan agreements are as follows:

2010	$19,500,000
2011	21,988,170
2012	20,350,000
2013	6,000,000
2014 and thereafter	63,347,000

$131,185,170

10.	Common Stock and Additional Paid-In Capital:

During 2008, 1,000 shares of common stock with no par value were issued to Hian Tunkers Ltd, a wholly owned subsidiary of Grandunion Inc at $19.450 per share for cash consideration of $19,450,000 representing the capital stock in Challenger Enterprises Ltd and Crusader Enterprises Ltd.

11.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

Technical Ship Management Agreements

At December 31, 2009, four vessel-owning subsidiaries of the Company had technical ship management agreements with Newfront Shipping S.A. based in Liberia and two vessel-owning subsidiaries of the Company with Newlead Shipping S.A. based in Panama. Challenger Enterprises Ltd (“Hiona”), Crusader Enterprises Ltd (“Hiotissa”) have entered into management agreements with Newlead Shipping S.A. for indefinite period, which are cancellable by either party with six-months notice. In case that the agreement is terminated by reason other than by reason of default by the ship manager, the management fee is payable for a further period of three months as from the termination date. Grand Ocean Inc, Grand Victoria Pte Ltd., Grand Venetico Inc and Grand Rodosi Inc have entered into management agreements with Newfront Shipping S.A. for indefinite period, which are cancellable by either party with six-month notice. Pursuant to these technical management agreements, the Company is obliged to pay Newfront Shipping S.A and Newlead Shipping SA management fees of $560,000 and $300,000 respectively per year.

Commercial Ship Management Agreements

Newlead Shipping S.A., provided the shipowning companies of Challenger Enterprises Ltd (“Hiona”) and Crusader Enterprises Ltd (“Hiotissa”) with non-exclusive commercial management services through

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

commercial management agreements entered into in April 2008. Newfront Shipping S.A., provided the shipowning companies of Grand Ocean Inc, Grand Victoria Pte Ltd., Grand Venetico Inc and Grand Rodosi Inc with non-exclusive commercial management services through commercial management agreements entered into in January 2008, January 2008, April 2008 and January 2009, respectively. These agreements are for indefinite period and may be terminated by either party with a six-month notice. Pursuant to these commercial management agreements, the Company is obliged to pay Newfront Shipping S.A and Newlead Shipping management fees of $96,000 and $48,000 respectively per year.

Rental Agreement

The Company has entered into a non-cancellable office rental agreement with a related party, Terra Stabile S.A., a shareholder of which is Michael Zolotas. Rent expense for the years ended December 31, 2009 and 2008 under the agreement was approximately $73,000 and $28,000, respectively.

Non-cancellable rental commitments under the rental agreement with Terra Stabile S.A. as of December 31, 2009 are:

2010	$315,600
2011	315,600
2012	315,600
2013	315,600
2014 and thereafter	2,485,400

$3,747,800

12.	Income Taxes:

The Company is incorporated in the Marshall Islands, Liberia, Republic of Panama, and Singapore, which do not impose income tax on international shipping income. The Company (including its vessels) is subject to registration and tonnage taxes, which have been included in vessels operating expenses in the accompanying combined statements of operations.

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S. — source income from the international operation of vessels is generally exempt from U.S. tax if the company operating the vessels meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the vessels must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

All of the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to where the ship operating companies are beneficially owned by a publically traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company’s control.

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

13.	Earnings Per Common Share:

There were no dilutive equity instruments issued during the years ended December 31, 2009 and 2008. Basic and diluted earnings per share is calculated as follows:

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

Numerator:
Net loss	$(5,733,345)	$(25,649,299)
Denominator:
Denominator for basic earnings per share —	53,500	53,500

Basic and diluted earnings per share	$(107,17)	(479,43)

14.	Subsequent Events:

As described in Note 1, on April 6, 2010 Newlead Holdings acquired the Company from Grandunion Inc. In connection with this transaction, Newlead Holdings transferred to Grandunion 8,844,444 shares of Newlead Holdings’s common stock and assumed existing liabilities. The Company received all consents from existing creditors to enter into the transaction.

In April 2010, Grand Venetico Inc signed a supplemental agreement with Commerzbank which amended the existing loan agreement. The loan bears interest at LIBOR plus 2.75% margin and is repayable by two quarterly installments of $625,000 commencing on May 13, 2010, followed by a final payment of $8,625,000 due in September 2010. The new guarantor for the loan is Newlead Holdings LTD. Mr. Michail Zolotas, CEO of Grandunion, no longer serve as personal guarantor under this loan facility.

In March 2010, Grand Victoria Pte. Ltd repaid amounts outstanding under its loan agreement with Scotia Bank from borrowings received under a new loan agreement with WESTLB AG and terminated the existing loan. The new loan agreement bears interest at LIBOR plus 3.25% margin and is repayable by twenty quarterly installments of $375,000 commencing on June 30, 2010, followed by fifteen quarterly installments of $475,000 and a balloon payment of $12,875,000. Excess cash, if available on quarterly basis, is to be applied against the balloon payment until the balloon installment has been reduced to $6 million. The maturity date is January 31, 2019. New corporate guarantor for the loan is Newlead Holdings LTD.

In March 2010, Challenger Enterprises Ltd and Crusader Enterprises Ltd signed a supplemental agreement with Piraeus bank. The loan bears interest at LIBOR plus 3.50% margin and is payable by one quarterly installment of $1.5 million due on April 18, 2010, followed by four quarterly installments of $1.25 million commencing on July 18, 2010, followed by nineteen quarterly installments of $1.13 million commencing on July 18, 2011 and a $36.5 million repayment due in April 2016. The guarantors for the loan are Grandunion Inc and Newlead Holdings LTD. Collateral guarantor for the loan facility is the vessel Grand Oceanos. The supplemental agreement also provides for the waiver of the following financial covenants: 1) the vessels’ market value and insurance value (security value) should be at least 130% of the aggregate loan at any time. The covenant is waived until February 28, 2012;and 2) total liabilities divided by total assets (adjusted for market value of vessels) shall be less than 75% and the net worth shall be equal to or more than $60,000,000, at all times. These covenants are waived until December 31, 2011.

In March 2010, Grand Oceanos Inc refinanced in full borrowings from Piraeus Bank totaling $18,500,000. The new loan facility which was signed with the same bank, is for $21,000,000 and bears interest at LIBOR plus 3.50%. It is payable by one quarterly installment of $850,000 due on May 31, 2010, followed by six installments of $800,000 commencing on August 31, 2010, followed by seven quarterly installments of $750,000 and a $10,100,000 repayment in November 2013. The guarantors for the loan are Grandunion Inc and Newlead Holdings Ltd. Collateral guarantors for the loan facility are both of the vessels

GRANDUNION VESSELS COMBINED ENTITY

Notes to Combined Financial Statements — (Continued)

Hiona and Hiotissa. With this agreement, the lender provides its consent to waive the following covenants: 1) the vessels’ market value should be at least 130% of the aggregate loan. This covenant was waived until February 28, 2012; and 2) total liabilities divided by total assets (adjusted for market value of vessels) shall be less than 75% and the net worth shall be equal to or more than $60,000,000, at all times. These covenants are waived until December 31, 2011.

In March 2010, Grand Rodosi Inc repaid amounts outstanding under its loan agreement with Marfin Bank from borrowings received under a new loan agreement with the same bank and terminated the existing loan. The parties to the new loan agreement with Marfin Bank are Grand Rodosi Inc, Newlead Shipping S.A. and Newlead Bulkers S.A. Grand Rodosi Inc. has $15,000,000 available for borrowing under the new loan agreement. Newlead Shipping S.A. and Newlead Bulkers S.A., a wholly owned subsidiary of Grandunion Inc., collectively have $16,000,000 under the new facility. The new loan facility bears interest at LIBOR plus 3.75% margin. This facility is fully repayable in March 2011. According to the new loan agreement, in the event that, the market value of the Grand Rodosi vessel is less than 120% of the aggregate loan facility during any time after September 2010, the borrower shall either provide to the lender additional security or prepay part of the facility so that the market value of the ship is at least 120% of the loan facility. The guarantor for the loan is Grandunion Inc.

On January 1, 2010, February 5, 2010 and February 24, 2010 Grand Venetico Inc, Grand Rodosi Inc and Grand Oceanos Inc, respectively, terminated their existing technical and commercial management agreements and entered in new agreements with Newlead Bulkers S.A., a wholly owned subsidiary of Newlead Shipping S.A. Pursuant to these technical management agreements each of the ship owning companies will be obliged to pay Newlead Bulkers S.A. a management fee of $140,000 annually for technical support and a management fee of $2,000 per vessel per month for commercial management. These agreements may be terminated by either party with a two-month notice.

On April 1, 2010 the second preferred mortgage for a separate loan facility between Commerzbank and Grandunion Inc granted by Grand Venetico Inc over the Company’s vessel, was terminated due to amendments in the terms of that loan.

In May 2010, Grand Rodosi Inc Newlead Shipping S.A. and certain wholly owned subsidiaries of Grandunion Inc refinanced borrowings from Marfin Bank. The maximum amount available for borrowings under the new loan facility is $65,280,000 of which $31,000,000 is available for borrowing by Grand Rodosi Inc, Newlead Shipping S.A. and Newlead Bulkers S.A. . The new loan facility bears interest at LIBOR plus 3.5% margin for the first 2 years. After this period, the applicable margin will be readjusted from 3.75% to 4.25% depending on the fair value of each of the vessels which serve as collateral to the facility agreement. This facility is repayable in 12 consecutive quarterly installments of $1,885,000 each, followed by 20 consecutive quarterly installments of $2,133,000 each. Corporate guarantor for the loan is Newlead Holdings LTD. The loan is also collateralized by 1,500,000 common stock purchase warrants of Newlead Holdings Ltd.

In June 2010, the vessel owning company Grand Victoria PTE Ltd of Singapore sold the vessel m/v Grand Victoria to Newlead Victoria LTD of Liberia. Both companies are owned by Newlead Holdings Ltd. The purpose of the transaction was for the vessel to change its flag registration.

UNAUDITED SUPPLEMENTAL COMBINING FINANCIAL INFORMATION

Presented below is unaudited combining financial information for each of the entities comprising the Grandunion Vessels Combined Entity for the two years ended 2009 and 2008. The combining financial information has been presented to show the nature of assets held, results of operations and cash flows of each entity. All intercompany accounts and transactions have been eliminated on combination.

Unaudited Combining Balance Sheet as of December 31, 2009

	Grand	Grand	Grand	Grand	Challenger	Crusader	Newlead
	Oceanos	Rodosi	Venetico	Victoria	Enterprises	Enterprises	Shipping	Eliminations	Combined

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,042,810	$251,008	$240,505	$883,818	$784,388	$751,679	$104,376	$—	$4,058,584
Accounts receivable, trade	—	493,418	175,112	7,000	8,381	46,697	—	—	730,607
Other assets	188,282	298,467	175,238	184,786	154,150	223,315	318,343	—	1,542,582
Due from managing agent	—	6,500	—	—	—	—	—	—	6,500
Due from related parties	—	—	—	—	58,587	91,211	5,322,505	(877,387)	4,594,915
Inventories	104,129	99,943	59,120	38,451	98,714	48,091	—	—	448,447

Total current assets	1,335,222	1,149,336	649,975	1,114,055	1,104,220	1,160,992	5,745,224	(877,387)	11,381,635

NON CURRENT ASSETS
OTHER NON CURRENT ASSETS:
Vessels and other fixed assets, net	19,328,071	13,506,087	15,879,454	47,416,654	44,153,376	44,172,629	1,115,140	—	185,571,410
Deferred financing costs, net	65,090	—	16,072	—	133,594	134,035	—	—	348,791
Restricted cash	—	—	—	33,562	—	—	—	—	33,562

Total other non current assets	19,393,161	13,506,087	15,895,526	47,450,216	44,286,970	44,306,664	1,115,140	—	185,953,763

Total assets	$20,728,383	$14,655,423	$16,545,501	$48,564,271	$45,391,190	$45,467,656	$6,860,364	$(877,387)	$197,335,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$2,000,000	$—	$10,500,000	$1,500,000	$2,750,000	$2,750,000	$—	$—	$19,500,000
Accounts payable, trade	1,109,280	1,696,411	893,031	643,776	742,739	629,917	851,206	—	6,566,360
Due to managing agent — related party	1,544,873	—	2,401,281	—	410,761	16,927	—	(427,689)	3,946,154
Due to related parties	6,112,950	4,533,742	856,946	199,177	148,909	34,092	4,968,652	(449,699)	16,404,769
Deferred income	74,949	119,544	—	252,057	—	400,000	—	—	846,551
Accrued liabilities	198,761	825,120	148,756	237,421	259,473	279,113	7,618	—	1,956,262

Total current Liabilities	11,040,814	7,174,818	14,800,014	2,832,431	4,311,882	4,110,049	5,827,476	(877,387)	49,220,096

NON CURRENT LIABILITIES
Long-term debt, net of current portion	17,000,000	13,088,170	—	20,497,000	30,550,000	30,550,000	—	—	111,685,170

Total non current Liabilities	17,000,000	13,088,170	—	20,497,000	30,550,000	30,550,000	—	—	111,685,170

Total Liabilities	28,040,814	20,262,988	14,800,014	23,329,431	34,861,882	34,660,049	5,827,476	(877,387)	160,905,266

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—	—	—

SHAREHOLDERS’ EQUITY
Common stock	—	—	—	32,362	—	—	1,000	—	33,362
Additional paid-in capital	11,000,000	10,501,447	11,761,158	23,683,340	9,725,000	9,725,000	—	—	76,395,946
Retained earnings (accumulated deficit)	(18,312,431)	(16,109,013)	(10,015,672)	1,519,137	804,308	1,082,607	1,031,888	—	(39,999,176)

Total shareholders’ equity (deficit)	(7,312,431)	(5,607,566)	1,745,486	25,234,840	10,529,308	10,807,607	1,031,888	—	36,430,132

Total liabilities and shareholders’ equity	$20,728,383	$14,655,422	$16,545,500	$48,564,271	$45,391,190	$45,467,656	$6,859,364	$(877,387)	$197,335,398

UNAUDITED SUPPLEMENTAL COMBINING FINANCIAL INFORMATION

Unaudited Combining Statement of Operations as of December 31, 2009

	Grand	Grand	Grand	Grand	Challenger	Crusader	Newlead
	Oceanos	Rodosi	Venetico	Victoria	Enterprises	Enterprises	Shipping	Eliminations	Combined

REVENUES:

Voyage and time charter revenue	$5,000,896	$2,348,147	$5,720,633	$6,906,896	$7,076,736	$6,913,650	$1,407,131	$(618,457)	$34,755,631

EXPENSES:

Voyage expenses	(486,840)	(360,779)	(373,146)	(518,907)	(278,069)	(268,183)	—	175,154	(2,110,770)

Vessel operating expenses	(1,876,396)	(2,702,165)	(2,056,521)	(1,770,084)	(2,180,165)	(2,178,672)	—	44,504	(12,719,500)

Depreciation	(3,360,446)	(2,750,938)	(2,787,324)	(2,626,298)	(2,350,789)	(2,296,557)	(135,801)	—	(16,308,153)

Impairment of vessels	—	—	—	—	—	—	—	—	—

Management fees — related party	(184,500)	(241,000)	(184,500)	(187,000)	(199,400)	(199,400)	—	398,800	(797,000)

General and administrative expenses	(233,345)	(111,672)	(270,289)	(753,082)	(262,340)	(244,275)	(1,267,309)	—	(3,142,313)

Total expenses	(6,141,528)	(6,166,555)	(5,671,780)	(5,855,371)	(5,270,763)	(5,187,087)	(1,403,110)	618,457	(35,077,736)

Operating loss	(1,140,632)	(3,818,408)	48,852	1,051,525	1,805,973	1,726,564	4,021	—	(322,105)

OTHER INCOME/(EXPENSE):

Interest expense	(670,520)	(406,261)	(382,466)	(884,429)	(1,341,107)	(1,344,441)	(3,291)	—	(5,032,516)

Interest income	3,093	319	89	1,102	6,829	8,557	106	—	20,095

Other income/(expense), net	5,350	490	14,088	2,905	19,870	(49,565)	3,955	—	(2,909)

Loss on loan extinguishment	—	(78,179)	—	(317,731)	—	—	—	—	(395,910)

Total other income/(expense), net	(662,077)	(483,631)	(368,289)	(1,198,154)	(1,314,408)	(1,385,449)	769	—	(5,411,240)

Net income (loss)	$(1,802,709)	$(4,302,039)	$(319,437)	$(146,629)	$491,565	$341,115	$4,790	$—	$(5,733,345)

UNAUDITED SUPPLEMENTAL COMBINING FINANCIAL INFORMATION

Unaudited Combining Statement of Cash Flows as of December 31, 2009

	Grand	Grand	Grand	Grand
	Ocean	Rodosi	Venetico	Victoria	Hiona	Hiotissa	Newlead	Combined	Eliminations	Combined

Cash flows from operating activities:

Net income/(loss)	$(1,802,709)	$(4,302,039)	$(319,437)	$(146,629)	$491,565	$341,114	$4,790	$(5,733,345)	$—	$(5,733,345)

Adjustments to reconcile income to net cash provided by operating activities:

Depreciation	3,360,446	2,750,938	2,787,324	2,626,298	2,350,789	2,296,557	135,801	16,308,153	—	16,308,153

Loss on loan extinguishment	—	78,179	—	92,456	—	—	—	170,635	—	170,635

Amortization of deferred financing costs	22,476	—	18,370	—	21,375	22,715	—	84,936	—	84,936

Changes in operating assets and liabilities:

Decrease/(increase) in accounts receivable, trade	848,638	(493,418)	11,136	330,968	165,700	200,216	—	1,063,240	—	1,063,240

Increase in other assets	(100,027)	14,788	(58,169)	(82,533)	(61,043)	(145,809)	(232,346)	(665,140)	—	(665,140)

Decrease/(increase) in related parties receivable	4,256	3,621,181	937,106	8,661,858	840,689	973,721	(2,897,353)	12,141,458	(6,510,696)	5,630,762

Decrease/(increase) in inventories	(30,372)	199,112	26,497	930	8,544	8,269	—	212,981	—	212,981

(Decrease)/increase in accounts payable	(3,665,458)	(4,355,082)	152,916	78,058	(356,344)	7,440	725,911	(7,412,559)	—	(7,412,559)

Increase/(decrease) in other liabilities	162,567	488,038	6,725	102,743	(135,039)	(70,665)	(55,791)	498,578	—	498,578

Increase in managing agent payable — related party	1,408,444	(668,183)	14,882	(332,610)	126,095	16,927	—	565,556	(143,023)	422,533

Increase/(decrease) in related parties payable	1,767,463	2,973,287	(1,037,538)	(511,232)	(29,741)	(121,342)	2,896,230	5,937,128	6,653,719	12,590,847

Decrease in restricted cash	—	—	—	(24)	—	—	—	(24)	—	(24)

Net cash(used in)/provided by operating activities	$1,975,723	$306,801	$2,539,813	$10,820,285	$3,422,590	$3,529,143	$577,242	$23,171,597	$—	$23,171,597

Cash flows from investing activities:

Vessel acquisitions and additions	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

Other fixed asset additions	—	—	—	—	—	—	(1,232,285)	(1,232,285)	—	(1,232,285)

Drydocking/Special survey additions	—	(1,124,525)	—	—	—	(674,169)	—	(1,798,694)	—	(1,798,694)

Net cash used in investing activities	—	(1,124,525)	—	—	—	(674,169)	(1,232,285)	(3,030,979)	—	(3,030,979)

Cash flows from financing activities:

Proceeds from long-term debt	—	13,088,170	—	—	—	—	—	13,088,170	—	13,088,170

Repayments of long-term debt	(1,000,000)	(12,300,138)	(2,500,000)	(2,953,000)	(3,000,000)	(3,000,000)	—	(24,753,138)	—	(24,753,138)

Proceeds from the issuance of common stock	—	—	—	—	—	—	—	—	—	—

Dividends paid	—	—	—	(8,000,000)	—	—	—	(8,000,000)	—	(8,000,000)

Capitalisation of borrowing arrangement fee	—	—	—	—	—	—	—	—	—	—

Net cash (used in)/provided by financing activities	(1,000,000)	788,032	(2,500,000)	(10,953,000)	(3,000,000)	(3,000,000)	—	(19,664,968)	—	(19,664,968)

Net increase/decrease) in cash and cash equivalents	975,723	(29,692)	39,813	(132,715)	422,590	(145,026)	(655,043)	475,650	—	475,650

Cash and cash equivalents at beginning of year	67,087	280,702	200,693	1,016,533	361,798	896,705	759,416	3,582,934	—	3,582,934

Cash and cash equivalents at end of year	$1,042,810	$251,010	$240,506	$883,818	$784,388	$751,679	$104,373	$4,058,584	$—	$4,058,584

UNAUDITED SUPPLEMENTAL COMBINING FINANCIAL INFORMATION

Unaudited Combining Balance Sheet as of December 31, 2008

	Grand	Grand	Grand	Grand	Challenger	Crusader	Newlead
	Oceanos	Rodosi	Venetico	Victoria	Enterprises	Enterprises	Shipping	Eliminations	Combined

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$67,087	$280,702	$200,693	$1,016,533	$361,798	$896,705	$759,416	$—	$3,582,934
Accounts receivable, trade	848,638	—	186,248	337,968	174,081	246,912	—	—	1,793,847
Other assets	88,254	313,260	117,067	102,253	93,107	77,504	85,997	—	877,442
Due from managing agent	—	—	—	—	—	440,714	—	(440,714)	—
Due from related parties	4,256	3,627,680	937,106	8,661,858	899,276	624,218	2,425,153	(6,947,369)	10,232,178
Inventories	73,757	299,055	85,617	39,381	107,258	56,360	—	—	661,428

Total current assets	1,081,992	4,520,697	1,526,731	10,157,993	1,635,520	2,342,413	3,270,566	(7,388,083)	17,147,829

NON CURRENT ASSETS
OTHER NON CURRENT ASSETS:
Vessels and other fixed assets, net	22,688,518	15,132,501	18,666,778	50,042,953	46,504,165	45,795,011	18,658	—	198,848,584
Deferred financing costs, net	87,566	78,179	34,442	92,457	154,969	156,750	—	—	604,363
Restricted cash	—	—	—	33,537	—	—	—	—	33,537

Total other non current assets	22,776,084	15,210,680	18,701,220	50,168,947	46,659,134	45,951,761	18,658	—	199,486,484

Total assets	$23,858,076	$19,731,377	$20,227,951	$60,326,940	$48,294,654	$48,294,174	$3,289,224	$(7,388,083)	$216,634,313

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$4,000,000	$4,534,373	$2,500,000	$2,000,000	$3,044,185	$2,955,815	$—	$—	$19,034,373
Accounts payable, trade	4,774,738	6,051,493	740,115	565,718	1,099,083	622,477	125,295	—	13,978,919
Due to managing agent — related party	136,439	668,183	2,386,399	332,610	284,666	—	—	(284,666)	3,523,621
Due to related parties	4,345,487	1,560,454	1,894,484	710,409	178,650	155,433	2,072,422	(7,103,417)	3,813,922
Deferred income	20,886	—	44,438	26,889	—	—	—	—	92,213
Accrued liabilities	90,257	456,627	97,593	359,846	350,327	793,964	63,409	—	2,212,023

Total current liabilities	13,367,797	13,271,130	7,663,029	3,995,472	4,956,911	4,527,689	2,261,126	(7,388,083)	42,655,071

NON CURRENT LIABILITIES
Long-term debt, net of current portion	16,000,000	7,765,765	10,500,000	22,950,000	33,300,000	33,300,000	—	—	123,815,765

Total non current liabilities	16,000,000	7,765,765	10,500,000	22,950,000	33,300,000	33,300,000	—	—	123,815,765

Total Liabilities	29,367,797	21,036,895	18,163,029	26,945,472	38,256,911	37,827,689	2,261,126	(7,388,083)	166,470,836

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—	—	—

SHAREHOLDERS’ EQUITY
Common stock	—	—	—	32,362	—	—	1,000	—	33,362
Additional paid-in capital	11,000,000	10,501,448	11,761,158	23,683,340	9,725,000	9,725,000	—	—	76,395,946
Retained earnings (accumulated deficit)	(16,509,721)	(11,806,974)	(9,696,236)	9,665,766	312,743	741,493	1,027,098	—	(26,265,831)

Total shareholders’ equity (deficit)	(5,509,721)	(1,305,526)	2,064,922	33,381,468	10,037,743	10,466,493	1,028,098	—	50,163,477

UNAUDITED SUPPLEMENTAL COMBINING FINANCIAL INFORMATION

Unaudited Combining Statement of Operations as of December 31, 2008

	Grand	Grand	Grand	Grand	Challenger	Crusader	Newlead
	Oceanos	Rodosi	Venetico	Victoria	Enterprises	Enterprises	Shipping	Eliminations	Combined

REVENUES:
Voyage and time charter revenue	$6,478,733	$3,103,203	$5,240,495	$13,825,309	$5,692,196	$5,928,618	$1,501,098	$(508,497)	$41,261,155
EXPENSES:
Voyage expenses	(592,468)	(277,177)	(706,577)	(213,971)	(415,302)	(484,249)	—	150,631	(2,539,113)
Vessel operating expenses	(2,010,859)	(2,064,550)	(2,341,710)	(1,659,084)	(1,648,307)	(1,600,491)	—	70,751	(11,254,250)
Depreciation	(4,842,268)	(2,339,083)	(3,505,264)	(2,626,298)	(1,713,886)	(1,579,209)	(1,590)	—	(16,607,598)
Impairment of vessels	(14,600,000)	(6,100,000)	(7,500,000)	—	—	—	—	—	(28,200,000)
Management fees — related party	(184,500)	(184,500)	(184,500)	(187,000)	(148,189)	(138,926)	—	287,115	(740,500)
General and administrative expenses	(253,087)	(222,344)	(202,799)	(257,426)	(179,366)	(172,667)	(533,772)	—	(1,821,461)

Total expenses	(22,483,182)	(11,187,654)	(14,440,850)	(4,943,779)	(4,105,050)	(3,975,542)	(535,362)	508,497	(61,162,922)

Operating loss	(16,004,449)	(8,084,451)	(9,200,355)	8,881,530	1,587,146	1,953,076	965,736	—	(19,901,767)

OTHER INCOME/(EXPENSE):
Interest expense	(1,102,818)	(933,653)	(729,891)	(1,083,209)	(1,322,246)	(1,266,773)	(829)	—	(6,439,419)
Interest income	20,847	933,369	22,137	40,032	49,340	33,791	2,639	—	1,102,155
Other income/(expense), net	(18,523)	(411,929)	14,752	(2,649)	(1,496)	21,398	59,552	—	(338,895)
Loss on loan extinguishment	—	(71,373)	—		—	—	—	—	(71,373)

Total other income/(expense), net	(1,100,494)	(483,586)	(693,002)	(1,045,826)	(1,274,402)	(1,211,584)	61,362	—	(5,747,532)

Net income (loss)	$(17,104,943)	$(8,568,037)	$(9,893,357)	$7,835,704	$312,744	$741,492	$1,027,098	$—	$(25,649,299)

UNAUDITED SUPPLEMENTAL COMBINING FINANCIAL INFORMATION

Unaudited Combining Statement of Cash Flows as of December 31, 2008

	Grand	Grand	Grand	Grand
	Ocean	Rodosi	Venetico	Victoria	Hiona	Hiotissa	Newlead	Combined	Eliminations	Combined

Cash flows from operating activities:

Net income/(loss)	$(17,104,943)	$(8,568,037)	$(9,893,357)	$7,835,704	$312,744	$741,492	$1,027,098	$(25,649,299)	$—	$(25,649,299)

Adjustments to reconcile income to net cash provided by operating activities:

Depreciation	4,842,268	2,339,083	3,505,264	2,626,298	1,713,886	1,579,209	1,590	16,607,598	—	16,607,598

Impairment of vessels	14,600,000	6,100,000	7,500,000	—	—	—	—	28,200,000	—	28,200,000

Loss on loan extinguishment	—	71,373	—	—	—	—	—	71,373	—	71,373

Amortization of deferred financing costs	22,476	15,636	18,370	11,264	16,031	14,250	—	98,027	—	98,027

Changes in operating assets and liabilities:

Decrease/(increase) in accounts receivable, trade	(848,638)	—	1,060,184	(337,968)	(174,081)	(246,912)	—	(547,415)	—	(547,415)

Increase in other assets	(14,432)	232,014	46,090	(33,217)	(93,107)	(77,507)	(85,997)	(26,156)	—	(26,156)

Decrease/(increase) in related parties receivable	9,674	2,151,479	385,544	(8,661,858)	(899,276)	(1,064,932)	(2,425,153)	(10,504,522)	7,388,083	(3,116,439)

Decrease/(increase) in inventories	10,790	(270,099)	18,043	50,815	(107,258)	(56,360)	—	(354,069)	—	(354,069)

(Decrease)/increase in accounts payable	4,055,927	5,313,428	667,717	140,313	1,099,083	622,477	125,295	12,024,240	—	12,024,240

Increase/(decrease) in other liabilities	(1,308,119)	319,337	(397,085)	(405,733)	350,327	793,964	63,409	(583,900)	—	(583,900)

Increase in managing agent payable — related party	136,429	648,481	2,377,749	304,261	284,666	—	—	3,751,586	(284,666)	3,466,920

Increase/(decrease) in related parties payable	3,103,428	(713,811)	1,859,554	368,292	178,650	155,433	2,073,422	7,024,968	(7,103,417)	(78,449)

Decrease in restricted cash	—	—	—	(246)	—	—	—	(246)	—	(246)

Net cash (used in)/provided by operating activities	$7,504,860	$7,638,884	$7,148,073	$1,897,925	$2,681,665	$2,461,114	$779,664	$30,112,185	$—	$30,112,185

Cash flows from investing activities:

Vessel acquisitions and additions	$—	$—	$—	$—	$(47,375,917)	$(47,274,225)	$—	$(94,650,142)	$—	$(94,650,142)

Other fixed asset additions	—	—	—	—	—	—	(20,248)	(20,248)	—	(20,248)

Drydocking/Special survey additions	(4,210,128)	(5,329,834)	(4,820,291)	—	(842,134)	(100,000)	—	(15,302,387)	—	(15,302,387)

Net cash used in investing activities	(4,210,128)	(5,329,834)	(4,820,291)	—	(48,218,051)	(47,374,225)	(20,248)	(109,972,777)	—	(109,972,777)

Cash flows from financing activities:

Proceeds from long-term debt	—	13,551,000	—	—	37,800,000	37,800,000	—	89,151,000	—	89,151,000

Repayments of long-term debt	(4,000,000)	(15,785,613)	(3,750,000)	(2,500,000)	(1,455,816)	(1,544,184)	—	(29,035,613)	—	(29,035,613)

Proceeds from the issuance of common stock	—	—	—	—	9,725,000	9,725,000	—	19,450,000	—	19,450,000

Financing costs	—	(93,815)	—	—	(171,000)	(171,000)	—	(435,815)	—	(435,815)

Net cash (used in)/provided by financing activities	(4,000,000)	(2,328,428)	(3,750,000)	(2,500,000)	45,898,184	45,809,816	—	79,129,572	—	79,129,572

Net increase/(decrease) in cash and cash equivalents	(705,268)	(19,378)	(1,422,218)	(602,075)	361,798	896,705	759,416	(731,020)	—	(731,020)

Cash and cash equivalents at beginning of year	772,355	300,080	(1,622,911)	1,618,608	—	—	—	4,313,954	—	4,313,954

Cash and cash equivalents at end of year	$67,087	$280,702	$200,693	1,016,533	$361,798	$896,705	$759,416	$3,582,934	$—	$3,582,934

The accompanying unaudited pro forma consolidated statements of operations give pro forma effect to the following transactions as if they were consummated as of January 1, 2009: (i) the acquisition of 100% ownership interests in six vessel owning entities and two management companies (collectively, the “Acquired Business”), which was completed on April 1, 2010, for an aggregate $5,310 of additional consideration which consisted of $100 in cash as well as of 700,214 common shares issued to Grandunion Inc. (“Grandunion”); and (ii) the Recapitalization, which was completed on October 13, 2009.

NewLead Holdings Ltd,

Unaudited Pro Forma Consolidated Statement of Operations
For the Nine Month Period Ended September 30, 2010

		The Acquired
	NewLead Holdings	Business
	Ltd.	Companies			Total Pro Forma
	January, 1, 2010	January 1, 2010			January 1, 2010
	to	to	Pro Forma		to
	September 30,	March 31,	Adjustments		September 30,
	2010(1)	2010(2)	(Debit)/Credit		2010
	(All amounts expressed in thousands of U.S. Dollars,
	except share and per share amounts)

OPERATING REVENUES	72,644	9,628			82,272
EXPENSES:
Commissions	(1,794)	(125)			(1,919)
Voyage expenses	(15,306)	(75)			(15,381)
Vessel operating expenses	(28,059)	(3,783)			(31,842)
General &. administrative expenses	(11,804)	(14,129)	1,291	(Al)	(24,642)
Depreciation and amortization expenses	(28,133)	(4,422)	(195	)(A2)
			1,480	(A3)
			(323	)(A4)	(31,593)
Impairment loss	(15,662)	—			(15,662)
Management fees	(1,007)	(105)			(1,112)

	(101,765)	(22,639)	2,253		(122,151)

Operating loss	(29,121)	(13,012)	2,253		(39,879)
OTHER INCOME/(EXPENSES), NET:
Interest & finance expense, net	(33,072)	(955)	(511	)(A5)
			(195	)(A6)	(34,733)
Interest income	518	7			525
Gain on sale from vessels	1,168				1,168
Other income/(expense), net	(6)	71			65
Change in fair value of derivatives	1,592	—			1,592

Total other expenses, net	(29,800)	(877)	(706)		(31,383)

Loss from continuing operations	(58,921)	(13,889)	1,547		(71,262)

Loss per share:
Basic and diluted
Continuing operations	(8.54)				(9.99)

Weighted average number of shares:
Basic and diluted	6,899,628				7,133,033

Footnotes

(1)	Derived from the unaudited consolidated statement of operations of NewLead and its subsidiaries for the nine month period ended September 30, 2010.

(2)	Derived from the unaudited consolidated statement of operations of the Acquired Business for the three month period ended March 31, 2010.

Pro forma Adjustments — The Acquired Business

(A1)	To reverse non-recurring transaction costs that relate directly to the transaction.

(A2)	Represents adjustments to reflect the depreciation expense for the six vessels from January 1, 2010 to March 31, 2010 based on the fair value adjustments of such vessels as of the date of acquisition.

(A3)	To reverse the amortization charge in respect of dry-docking costs for the period from January 1, 2010 to March 31, 2010, as a result of the fair value adjustments of the six vessels as of the date of the acquisition.

(A4)	To present back log asset and deferred charter revenue amortization of the six vessels to reflect the fair value adjustments of the vessels’ charters attached as of the date of the acquisition.

(A5)	To reflect interest expense from January 1, 2010 to March 31, 2010, as if the new margins on assumed loans were effective from January 1, 2010.

(A6)	To reflect amortization of deferred finance costs from January 1, 2010 to March 31, 2010 as if the acquisition took place on January 1, 2010.

Nine Months
Ended
September 30,
Basic and Diluted:	2010

Loss from continuing operations	$(71,262)

Weighted average number of common shares outstanding — basic and diluted	7,133,033

Loss from continuing operations per common share-basic and diluted	$(9.99)

As of September 30, 2010 securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS are:
Warrants	1,070,833
Stack options	275,000
Convertible debt	13,888,889
Restricted Shares	193,752

15,428,474

NewLead Holdings Ltd,

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2009

	NewLead	NewLead	The Acquired	Pro-forma
	Holdings Ltd.	Holdings Ltd.	Business	Adjustments				Total Pro
	Predecessor	Successor	Historical	Recapitalization		The Acquired		Forma
	January 1,	October 14,	January 1,	January 1,		Business		January 1,
	2009 to	2009 to	2009 to	2009 to		Pro Forma		2009 to
	October 13,	December 31,	December 31,	October 13,		Adjustments		December 31,
	2009(1)	2009(2)	2009(3)	2009		(Debit/Credit		2009
	(All amounts expressed in thousands of U.S. Dollars,
	except share and per share amounts)

OPERATING REVENUES	33,564	14,096	34,111	16,477	(Al)			98,249
EXPENSES:
Commissions	(769)	(407)	(792)	(636	)(Al)			(2,604)
Voyage expenses	(8,574)	(4,634)	(674)	(3,351	)(Al)			(17,233)
Vessel operating expenses	(22,681)	(6,530)	(12,720)	(9,401	)(Al)			(51,332)
General & administrative expenses	(8,366)	(12,025)	(3,142)	(820	)(Al)
				(2,478	)(Bl)			(26,831)
Depreciation and amortization expenses	(11,813)	(4.844)	(16,308)	(6.173	)(Al)
				(517	)(B2)	(950	)(Cl)
				1.974	(B3)	4,654	(C2)
				(4,845	)(B4)	(6,068	)(C3)	(44,890)
Impairment loss	(68,042)	—	—	—				(68,042)
Management fees	(900)	(315)	(797)	(427	)(Al)			(2,439)

	(121,145)	(28,755)	(34,433)	(26,675)		(2,363)		(213,372)

Operating loss	(87,581)	(14,659)	(322)	(10,198)		(2,363)		(115,123)
NET:
Interest & finance expense, net	(10,928)	(23,996)	(5,428)	(2,917	)(Al)
				(1,771	)(B5)
				(1,074	)(B6)
				(13,133	)(B7)
				(8,881	)(B8)	(647	)(C4)
				555	(B9)	(975	)(C5)	(69,196)
Interest income	9	236	20	6	(A1)
				871	(B10)			1,142
Other income/(expense), net	40	—	(3)	(5	)(A1)			32
Change in fair value of derivatives	3,012	2,554	—	—				5,566

Total other expenses, net	(7,867)	(21,206)	(5,411)	(26,349)		(1,622)		(62,456)

Loss from continuing operations	(95,448)	(35,865)	(5,733)	(36,547)		(3,985)		(177,579)

Loss per share:
Basic and diluted
Continuing operations	(39.84)	(6.42)						(34.11)

Weighted average number of shares:
Basic and diluted	2,395,858	5,588,937						5,206,037

Footnotes

(1)	Derived from the consolidated statement of operations of NewLead and its subsidiaries (Predecessor) for the period from January 1, 2009 to October 13, 2009.

(2)	Derived from the consolidated statement of operations of NewLead and its subsidiaries (Successor) for the period from October 14, 2009 to December 31, 2009.

(3)	As reported under U.S. GAAP for the Acquired Business for the period from January 1, 2009 to December 31, 2009.

Pro forma Adjustments — Recapitalization

(A1)	Presents the additional revenue, operating and other expenses for the three vessel owning companies from January 1, 2009 to October 13, 2009 that were transferred on October 13, 2009 as part of the Recapitalization.

(B1)	To reflect management compensation agreement for the period January 1, 2009 to October 13, 2009.

(B2)	Represents adjustments to the depreciation expense from January 1, 2009 to October 13, 2009 for the NewLead fleet to reflect the fair value adjustments of such vessels as of the date of the Recapitalization.

(B3)	To reverse the amortization charge in respect of dry-docking costs for the period January 1, 2009 to October 13, 2009 as a result of the fair value adjustments of the NewLead fleet as of the date of the Recapitalization.

(B4)	To adjust back log asset amortization from January 1, 2009 to October 13, 2009 of the NewLead fleet to reflect the fair value of the vessels’ charters.

(B5)	To reflect increase in interest expense of NewLead as if the increased margin of the Bank of Scotland loan was effective from January 1, 2009.

(B6)	To reflect amortization of new finance costs from January 1, 2009 to October 13, 2009 of NewLead.

(B7)	To reflect additional amortization of the beneficial conversion 7% Notes from January 1, 2009 to October 13, 2009.

(B8)	To reflect additional interest expense of 7% Notes from January 1, 2009 to October 13, 2009.

(B9)	To reverse amortization of old finance costs of NewLead from January 1, 2009 to October 13, 2009.

(B10)	To reflect interest income as if the cash relating to the 7% Notes was received on January 1, 2009.

Pro forma Adjustments — The Acquired Business

(C1)	Represents adjustments to reflect the additional depreciation expense for the period for the six vessels based on the fair value adjustments of such vessels as of the date of acquisition.

(C2)	To reverse the amortization charge in respect of dry-docking costs for the period as a result of the fair value adjustments of the six vessels as of the date of the acquisition.

(C3)	To present back log asset and deferred charter revenue amortization of the six vessels as a result of the fair value of the vessels’ charters attached as of the date of the acquisition.

(C4)	To reflect interest expense as if the new margins on debt assumed were effective from January 1, 2009.

(C5)	To reflect amortization of finance costs as if the acquisition took place on January 1, 2009.

Year Ended
Basic and Diluted:	December 31, 2009

Loss from continuing operations	$(177,579)

Weighted average number of common
shares outstanding — basic and diluted	5,206,037

Loss from continuing operations per common share-basic and diluted	$(34.11)

As of December 31,2009 securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS are:
Warrants	833,333
Stock options	275,000
Convertible debt	13,888,889
Restricted Shares	181,667

15,178,889

NEWLEAD HOLDINGS LTD.

Notes to the Unaudited Pro Forma Summary Financial Data
(All amounts expressed in thousands of U.S. Dollars except share and per share amounts and where otherwise specified)

1.	Accounting Treatment

Basis of Accounting — The unaudited pro forma combined financial information has been prepared in accordance with U.S. GAAP.

The unaudited pro forma statement of operations for the nine-months ended September 30, 2010 has been derived from: (i) the unaudited consolidated statement of operations of NewLead and its subsidiaries for the nine month period ended September 30, 2010; and (ii) the unaudited combined statement of operations of the Acquired Business for the three month period ended March 31, 2010.

The unaudited pro forma statement of operations for the year ended December 31, 2009 has been derived from (i) the audited consolidated statement of operations of NewLead and its subsidiaries for the periods from January 1, 2009 to October 13, 2009 (Predecessor) and from October 14, 2009 to December 31, 2009 (Successor); (ii) the audited combined statement of operations of the Acquired Business for the year ended December 31, 2009; and (iii) the unaudited combined statement of operations of the three vessel owning companies as a result of the Recapitalization for the period from January 1, 2009 to October 13, 2009.

The pro forma adjustments primarily relate to the financing of the transactions and the allocation of the purchase price, including adjusting assets and liabilities to fair value with related changes in depreciation, amortization, interest expense and other related income and expenses.

The unaudited pro forma summary financial information is for illustrative purposes only and does not purport to be indicative of the results of operations that would have been achieved had the transactions been consummated as of January 1, 2009. In addition, they do not purport to represent what results of operations will be for any future period.

2.	Description of transactions

Recapitalization

On October 13, 2009, NewLead completed an approximately $400,000 recapitalization, which resulted in Grandunion acquiring control of NewLead. Pursuant to the Stock Purchase Agreement entered into on September 16, 2009, Grandunion, a company controlled by Michail S. Zolotas and Nicholas G. Fistes, acquired 1,581,483 newly issued common shares of NewLead in exchange for three drybulk carriers. Of such shares, 222,222 were transferred to Rocket Marine Inc. (“Rocket Marine”), a company controlled by two former directors and principal shareholders in NewLead, in exchange for Rocket Marine and its affiliates entering into a voting agreement with Grandunion. Under this voting agreement, Grandunion controls the voting rights relating to the shares owned by Rocket Marine and its affiliates.

Grandunion transferred to NewLead, among others, 100% ownership in three drybulk vessels; this transfer was accounted for as an asset acquisition and at historical book value, since control over the vessels had not changed. Since control over predecessor assets and liabilities changed, they were reflected at fair value as at October 13, 2009. The excess of the purchase price over the fair value of the assets acquired was recorded in shareholders’ equity.

NewLead performed a number of basis adjustments reflecting its assessment of the estimated fair values for each vessel, obtained by third party valuations for which management assumed responsibility for all assumptions and judgments compared to the carrying value. Backlog asset related to charter-out contracts were determined to have a fair value while deferred charter revenue was valued at zero.

NEWLEAD HOLDINGS LTD.

Notes to the Unaudited Pro Forma Summary Financial Data — (Continued)

Acquired Business

On April 1, 2010, NewLead completed the acquisition of six vessels (four drybulk vessels and two product tankers) and NewLead Shipping S.A. (“NewLead Shipping”) and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between NewLead and Grandunion. In exchange for shares of the subsidiaries acquired, NewLead assumed approximately $161,000 of bank debt, accounts payable and accrued liabilities, net of cash acquired, and paid Grandunion an additional consideration of $5,310 which consisted of $100 in cash, as well as issued 700,214 common shares (the “Shares”) to Grandunion, reflecting the 737,037 Shares initially issued to complete the acquisition and the subsequent cancellation of 36,823 of these Shares to maintain the aggregate consideration in accordance with the terms of the Purchase Agreement as a result of assuming a higher amount of liabilities. The Shares are subject to a Lock-Up Agreement, dated April 1, 2010, pursuant to which the Shares are restricted from disposition or any other transfer for the one year period ending April 1, 2011.

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values. NewLead has preliminary estimated the fair values of the assets acquired and liabilities assumed at the date of acquisition as follows:

Fair Value on
Acquisition Date

Cash and cash equivalents	$1,661
Trade and other receivables, net	1,342
Inventories	349
Prepaid expenses	950
Backlog asset	9,833
Vessels	143,808
Restricted cash	34

Total assets	157,977

Accounts payable	7,417
Accrued liabilities	1,105
Deferred income	352
Due to related parties, net	547
Deferred charter revenue	3,051
Bank debt	154,475

Total liabilities	166,947

Fair value of net assets/(liabilities}	(8,970)

Fair value of additional consideration	5,310

Goodwill	$14,280

Estimated fair values for the acquired vessels were obtained by third party valuations and are depreciated over their respective useful lives. For the acquired vessels that had a time charter attached, NewLead determined the related fair value by reference to market data. As a result, NewLead recognized a backlog asset of $9,833 (as of September 30, 2010 future amortization expense of $5,126 and $88 over the next two years, respectively) and a deferred charter revenue of $3,051 (as of September 30, 2010 future amortization income of $1,291 over the next year).

          Common Shares

NEWLEAD HOLDINGS LTD.

PROSPECTUS

FBR Capital Markets

S. Goldman Capital LLC

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

We are a Bermuda exempted company. The Bermuda Companies Act 1981, or BCA, provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The BCA further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to the BCA.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Our bye-laws further provide that the shareholders waive all claims or rights of action that they might have, individually or in right of our company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer.

Our bye-laws also provide that no officers or directors shall be answerable for the acts, receipts, neglects or defaults of the other officers or directors, or for any bankers or other persons with whom any moneys or effects belonging to us shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us shall be placed out on or invested.

Our bye-laws further provide that we shall pay to or on behalf of any such director or officer any and all costs and expenses associated in defending or appearing or giving evidence in the proceedings referred to above as and when such costs and expenses are incurred; provided that in the event of a finding of fraud or dishonesty (such fraud or dishonesty having been established in a final judgment or decree not subject to appeal), such person shall reimburse to us all funds paid by us in respect of costs and expenses of defending such proceedings.

The BCA permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our bye-laws provide that we may purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him under the BCA in his capacity as a director or officer or indemnifying such director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to us or our subsidiaries.

Item 7.	Recent Sales of Unregistered Securities.

Not applicable.

Item 8.	Exhibits.

a. Exhibits

Incorporated by reference to the Exhibit Index on Page II-6 hereof.

b. Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the Notes thereto.

Item 9.	Undertakings.

The registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Piraeus, Greece on December 29, 2010.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail S. Zolotas
Name:     Michail S. Zolotas

Title:	Chief Executive Officer

By:	/s/ Allan Shaw
Name:     Allan Shaw

Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each director and executive officer of NewLead Holdings Ltd. whose signature appears below constitutes and appoints Michail Zolotas and Allan Shaw, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this registration statement (and any registration statement relating to the same offering and filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Michail S. Zolotas Michail S. Zolotas	Chief Executive Officer, President and Deputy Chairman (principal executive officer)	December 29, 2010

/s/ Allan Shaw Allan Shaw	Chief Financial Officer (principal financial and accounting officer)	December 29, 2010

/s/ Nicholas G. Fistes Nicholas G. Fistes	Chairman of the Board	December 29, 2010

Signature	Title(s)	Date

/s/ Masaaki Kohsaka Masaaki Kohsaka	Director	December 29, 2010

/s/ Spyros Gianniotis Spyros Gianniotis	Director	December 29, 2010

/s/ Dr. John Tzoannos Dr. John Tzoannos	Director	December 29, 2010

/s/ Apostolos Tsitsirakis Apostolos Tsitsirakis	Director	December 29, 2010

/s/ Panagiotis Skiadas Panagiotis Skiadas	Director	December 29, 2010

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on December 29, 2010.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Memorandum of Association of NewLead Holdings Ltd. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on September 30, 2009 and hereby incorporated by reference.)
3.2	Certificate of Incorporation on Change of Name (Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K, filed on January 8, 2010 and hereby incorporated by reference.)
3.3	Amended and Restated Bye-laws of the Company (Previously filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed on January 27, 2010 and hereby incorporated by reference.)
4.1	Indenture, dated as of October 13, 2009 between the Company and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.1 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.2	Form of Note Purchase Agreement, dated October 13, 2009 among the Company, each of the purchasers listed on the signature thereto, and Marfin Egnatia Bank S.A. (Previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.3	Form of 7% Convertible Senior Note Due 2015, dated as of October 13, 2009, made by the Company (Previously filed as Exhibit 99.3 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
4.4	Warrant Certificate, dated October 13, 2009 from the Company to Investment Bank of Greece (Previously filed as Exhibit 99.8 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
5.1	Form of Opinion of Cox Hallett Wilkinson*
8.1	List of Subsidiaries
10.1	Form of Equity Incentive Plan (Previously filed as Exhibit 10.6 to the Company’s 10.6 to the Company’s registration statement on Form F-1/A (Registration No. 333-124952) and hereby incorporated by reference.)
10.2	Amendment to Equity Incentive Plan (Previously filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
10.3	Fifth Supplemental Agreement, dated June 11, 2008 between the Company and The Bank of Scotland relating to the Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed on June 30, 2008 and hereby incorporated by reference.)
10.4	Sixth Supplemental Agreement, dated June 24, 2009 between the Company and The Bank of Scotland relating to a Credit Agreement, dated April 3, 2006 among the Company and The Bank of Scotland and Nordea Bank Finland as joint lead arrangers (Previously filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F, filed on June 26, 2009 and hereby incorporated by reference.)
10.5	$145 Million Convertible Bond Commitment Letter, dated July 15, 2009 between Investment Bank of Greece and the Company (Previously filed as Exhibit 99.F to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
10.6	Financial Agreement, dated August 18, 2009 among Marfin Bank, Australia Holdings Ltd., China Holdings Ltd. and Brazil Holdings Ltd. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on January 27, 2010 and hereby incorporated by reference.)
10.7	Securities Purchase Agreement, dated September 16, 2009 between Grandunion Inc. and the Company (Previously filed as Exhibit 99.D to the Schedule 13D (Amendment No. 1) of Grandunion Inc. and Focus Maritime Corp., filed on October 22, 2009 and hereby incorporated by reference.)

Exhibit No.	Description

10.8	Voting Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc. Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.B to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
10.9	Lock-Up Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.C to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
10.10	Lock-Up Agreement, dated September 16, 2009 among Grandunion Inc., Rocket Marine Inc., Gabriel Petrides, Mons S. Bolin and Aries Energy Corporation and acknowledged by the Company (Previously filed as Exhibit 99.D to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
10.11	Lock-Up Agreement, dated September 16, 2009 between Grandunion Inc. and the Company (Previously filed as Exhibit 99.E to the Schedule 13D of Grandunion Inc., filed on September 28, 2009 and hereby incorporated by reference.)
10.12	Facility Agreement, dated October 13, 2009 among the Company, Bank of Scotland plc, Nordea Bank Finland plc, London Branch, HSH Nordbank AG, The Governor and the Company of the Bank of Ireland, Sumitomo Mitsui Banking Corporation, Brussels Branch, Bayerische Hypo-und Vereinsbank AG, Commerzbank Aktiengesellschaft, General Electric Capital Corporation, Natixis and Swedbank AB (publ) (Previously filed as Exhibit 99.5 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
10.13	Warrant Purchase Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.6 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
10.14	Warrant Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.7 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
10.15	Registration Rights Agreement, dated October 13, 2009 among Investment Bank of Greece, Focus Maritime Corp. and the Company (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
10.16	Registration Rights Agreement, dated October 13, 2009 between the Company and Investment Bank of Greece (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
10.17	Registration Rights Agreement, dated January 2, 2010 between the Company and S. Goldman Advisors, LLC (Previously filed as Exhibit 99.2 to the Schedule 13D of S. Goldman Advisors, LLC, filed on December 23, 2010 and hereby incorporated by reference.)
10.18	$80 Million Secured Senior and Junior Term Loan Facility Commitment Letter, dated February 19, 2019 between Bank of Scotland and the Company, as guarantor (Previously filed as Exhibit 99.4 to the Company’s Report on Form 6-K, filed on October 22, 2009 and hereby incorporated by reference.)
10.19	Escrow Agreement, dated April 1, 2010 (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
10.20	Registration Rights Agreement, dated April 1, 2010 (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
10.21	Loan Agreement, dated November 10, 2006, for a loan facility of up to $18.0 million (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
10.22	Second Supplemental Agreement, dated April 1, 2010, in relation to the Loan Agreement, dated November 10, 2006, for a loan facility of up to $18.0 million (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)

Exhibit No.	Description

10.23	Loan Agreement, dated October 16, 2007, as novated, amended and restated March 2010 relating to a term loan facility of up to $27.5 million (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
10.24	Loan Agreement, dated March 19, 2008, for a loan of up to $76.0 million (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
10.25	Second Supplemental Agreement, dated March 31, 2010, relating to the Loan Agreement dated March 19, 2008, for a loan of up to $76.0 million (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
10.26	Loan Agreement, dated March 31, 2010, for a loan of up to $21.0 million (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
10.27	Financial Agreement, dated March 31, 2010 for a revolving credit facility of up to $35 million (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on April 26, 2010 and hereby incorporated by reference.)
10.28	Facility Agreement, dated April 15, 2010, for a loan of up to $66,666,666, by and among Ayasha Trading Corporation, Bethune Properties S.A., the Banks and Financial Institutions listed on Schedule I thereto, the Bank of Scotland PLC and BTMU Capital Corporation (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)
10.29	Facility Agreement, dated April 15, 2010, for a loan of up to $13,333,334, by and among Ayasha Trading Corporation, Bethune Properties S.A., the Banks and Financial Institutions listed on Schedule I thereto, the Bank of Scotland PLC and BTMU Capital Corporation (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)
10.30	Supplemental Deed, dated April 26, 2010, relating to Term Loan Facility, dated October 13, 2009, for a loan in the amount of $221,429,999, by and among NewLead Holdings Ltd., the Banks and Financial Institutions set forth on Schedules 1, 2 and 3 thereto, the Bank of Scotland PLC, Nordea Bank of Finland PLC, London Branch, the Companies set forth on Schedule 4 thereto, AMT Management Ltd. and Ernst Jacob Ship Management GmbH (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)
10.31	Financial Agreement, dated May 6, 2010, for a loan of up to $65,280,000, by and among Marfin Egnatia Bank, Australia Holdings Ltd., China Holdings Ltd., Brazil Holdings Ltd., Grand Rodosi Inc., NewLead Bulkers S.A. and NewLead Shipping S.A. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)
10.32	Second Deed of Novation, Amendment and Restatement, dated June 4, 2010, relating to the Loan Agreement, dated October 16, 2007, for a term loan facility of $27,500,000, by and between NewLead Victoria Ltd. and WestLB AG, London Branch (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on July 19, 2010 and hereby incorporated by reference.)
10.33	Loan Agreement, dated July 2, 2010, for a term loan facility of up to $24,150,000, by and between FBB-First Business Bank S.A. and Grand Spartounta Inc. (Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.34	Loan Agreement, dated November 29, 2006, for a loan facility of up to $14,750,000, by and between Emporiki Bank of Greece S.A. and Grand Markela Inc. (Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.35	Third Supplemental Agreement, dated July 2, 2010, relating to a Loan Agreement, dated November 29, 2006, for a loan facility of up to $14,750,000, by and among Emporiki Bank of Greece S.A., Grand Markela Inc., Grandunion Inc., NewLead Holdings Ltd. and NewLead Bulkers S.A. (Previously filed as Exhibit 10.3 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)

Exhibit No.	Description

10.36	Fourth Supplement Agreement, dated September 8, 2010, relating to Loan Agreement, dated November 29, 2006, for a loan facility of up to $14,750,000, by and among Emporiki Bank of Greece S.A., Grand Markela Inc., NewLead Holdings Ltd. and NewLead Bulkers S.A. (Previously filed as Exhibit 10.4 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.37	Loan Agreement, dated October 22, 2007, for a loan of up to $32,000,000, by and among EFG Eurobank Ergasias S.A., Grand Esmeralda Inc. and Grand Fortuneship Inc. (Previously filed as Exhibit 10.5 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.38	Third Supplemental Agreement, dated July 9, 2010, relating to a Loan Agreement, dated October 22, 2007, for a loan of up to $32,000,000, by and among EFG Eurobank Ergasias S.A., Grand Esmeralda Inc., Grandunion Inc., NewLead Holdings Ltd. and NewLead Bulkers S.A. (Previously filed as Exhibit 10.6 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.39	Fourth Supplemental Agreement, dated August 13, 2010, relating to a Loan Agreement, dated October 22, 2007, for a loan of up to $32,000,000, by and among EFG Eurobank Ergasias S.A., Grand Esmeralda Inc., Grandunion Inc., NewLead Holdings Ltd. and NewLead Bulkers S.A. (Previously filed as Exhibit 10.7 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.40	Loan Agreement, dated July 9, 2010, for a loan of up to up to $48,000,000, by and among Grand Affection S.A., Grand Affinity S.A., the banks listed on Schedule 1 thereto and DVB Bank SE (Previously filed as Exhibit 10.8 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.41	Supplemental Agreement, dated July 14, 2010, relating to a Loan Facility Agreement, dated July 9, 2010, for a loan of up to $48,000,000, by and among Grand Affection S.A., Grand Affinity S.A. and DVB Bank SE (Previously filed as Exhibit 10.9 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.42	Financial Agreement, dated July 21, 2010, for a loan of up to $23,000,000, by and among the banks listed on Schedule 1 thereto, Marfin Egnatia Bank and NewLead Holdings Ltd. (Previously filed as Exhibit 10.10 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
10.43	Deed of Novation, Amendment and Restatement, dated July 21, 2010, relating to a Financial Agreement, dated July 21, 2010, for a loan of up to $23,000,000, by and among Grandunion Inc., NewLead Holdings Ltd., the banks listed in Schedule 1 thereto and Marfin Egnatia Bank (Previously filed as Exhibit 10.11 to the Company’s Report on Form 6-K, filed on September 21, 2010 and hereby incorporated by reference.)
23.1	Consent of PricewaterhouseCoopers, S.A.
23.2	Consent of Grant Thornton, S.A.
24.1	Power of Attorney**

*	To be filed by amendment.

**	Contained on the signature page hereto.